PE 6/30/06 [redacted] AR/S 1-12665

07053221

A C S

AFFILIATED COMPUTER SERVICES, INC.

2828 North Haskell Avenue
Dallas, Texas 75204

2006 Annual Meeting Book

Meeting Date — June 7, 2007

Letter from Darwin Deason, Founder and Chairman of the Board

Notice of Annual Meeting and Proxy Statement

Annual Report on Form 10-K

Corporate Information

A C S

AFFILIATED COMPUTER SERVICES, INC.
2828 North Haskell Avenue
Dallas, Texas 75204

April 30, 2007

Dear Stockholder:

It is my pleasure to invite you to the Annual Meeting of Stockholders of Affiliated Computer Services, Inc. to be held on June 7, 2007 at 11:00 a.m., CDT at Cityplace Conference Center, 2711 North Haskell Avenue, Dallas, Texas 75204.

This book includes the Notice of Annual Meeting, Proxy Statement and the Annual Report on Form 10-K/A for our fiscal year ended June 30, 2006. The Proxy Statement describes the business we will conduct at the meeting, and it, along with the Form 10-K/A, provides information about our company. I urge you to read the enclosed information.

Please note that only stockholders of record as of the close of business on April 13, 2007 will be eligible to vote at the Annual Meeting. Your vote is important. Please complete the enclosed proxy card or voter instruction form and return it promptly.

We look forward to seeing you at the meeting.

Very truly yours,

Darwin Deason

Darwin Deason
Founder and Chairman of the Board

A C S

AFFILIATED COMPUTER SERVICES, INC.

2828 North Haskell Avenue
Dallas, Texas 75204

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time: June 7, 2007, 11:00 a.m., Dallas, Texas, local time

Place of Meeting: Cityplace Conference Center, 2711 North Haskell Avenue, Dallas, Texas 75204

Business to be Conducted:

1. To elect directors to hold office for a one-year term and until their respective successors shall have been duly elected and qualified.
2. To consider and vote on the fiscal year 2007 performance-based incentive compensation for certain of our executive officers.
3. To consider and vote on the Special Executive FY07 Bonus Plan for certain of our executive officers.
4. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2007.
5. To consider and vote on the approval and adoption of the 2007 Equity Incentive Plan.
6. To consider and vote on a stockholder proposal if properly presented at the annual meeting.
7. To transact such other business as may properly come before the meeting.

Adjournments and Postponements: Any action on the business to be conducted may be considered at the date and time of the annual meeting as specified above or at any time or date to which the annual meeting may be properly adjourned and postponed.

Record Date: You are entitled to vote at the Annual Meeting if you were a stockholder of record as of the close of business on April 13, 2007.

Voting Rights: A holder of shares of ACS Class A common stock is entitled to one vote, in person or by proxy, for each share of Class A common stock on all matters properly brought before the Annual Meeting.

A holder of shares of ACS Class B common stock will be entitled to ten votes, in person or by proxy, for each share of Class B common stock on all matters properly brought before the Annual Meeting.

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about April 30, 2007.

By Order of the Board of Directors

William L. Deckelman, Jr.
Corporate Secretary

Your vote is very important.

Whether or not you plan to attend the Annual Meeting you are encouraged to read the Proxy Statement and submit your Proxy Card or voting instruction form as soon as possible by completing, signing, dating and returning the proxy card or voting instruction form enclosed with this Notice.

AFFILIATED COMPUTER SERVICES, INC.

2828 North Haskell Avenue
Dallas, Texas 75204

PROXY STATEMENT
for
ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 7, 2007

GENERAL INFORMATION

QUESTIONS AND ANSWERS

Why did I receive this proxy statement?

This proxy statement is being furnished to you as a stockholder of record, as of April 13, 2007, of Affiliated Computer Services, Inc., a Delaware corporation, in connection with the solicitation by our Board of Directors of proxies to be voted at the Annual Meeting of Stockholders to be held on June 7, 2007. As a stockholder, you are invited to attend the Annual Meeting and are entitled to and are requested to vote on the items of business described in this proxy statement. These proxy materials are being first sent to stockholders beginning on or about April 30, 2007.

All references, unless otherwise noted, to the "Company," "we," "our," and "us" in this proxy statement refer to Affiliated Computer Services, Inc. (and its subsidiaries).

When and where is the Annual Meeting to be held?

The Annual Meeting of Stockholders will be held at Cityplace Conference Center, 2711 North Haskell Avenue, Dallas, Texas 75204, on June 7, 2007, at 11:00 a.m., Dallas, Texas, local time, or at any adjournments thereof, for the purposes stated in the Notice of Annual Meeting.

What information is contained in this proxy statement?

This proxy statement lets our stockholders know when and where we will hold the Annual Meeting. Additionally, this proxy statement:

- Includes information regarding the matters that will be discussed and voted on at the Annual Meeting, and
- Provides information about the Company that our stockholders should consider in order to make an informed decision at the Annual Meeting.

Why did I receive more than one proxy statement?

If you received more than one proxy statement, your shares are probably registered differently or are in more than one account. Please vote each proxy that you receive.

What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

- Proposal 1: A proposal to elect directors to hold office for a one-year term or until their respective successors shall have been duly elected and qualified.
- Proposal 2: A proposal to approve the fiscal year 2007 performance-based incentive compensation for certain of our executive officers.
- Proposal 3: A proposal to approve the Special Executive FY07 Bonus Plan for certain of our executive officers.

- Proposal 4: A proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2007.
- Proposal 5: A proposal to approve and adopt our 2007 Equity Incentive Plan.
- Proposal 6: A stockholder proposal.

We also will consider any other business that properly comes before the Annual Meeting.

What shares can I vote at the Annual Meeting?

Our Board of Directors has fixed the close of business on April 13, 2007 as the record date for the Annual Meeting. Only holders of record of the outstanding shares of Class A common stock and Class B common stock at the close of business on the record date are entitled to vote at the Annual Meeting or any adjournments thereof.

A holder of shares of Class A common stock is entitled to one vote, in person or by proxy, for each share of Class A common stock standing in his or her name on our books on the record date on any matters properly presented to a vote of the stockholders at the Annual Meeting.

A holder of shares of Class B common stock is entitled to ten votes, in person or by proxy, for each share of Class B common stock standing in his name on our books on the record date on any matter properly presented to a vote of the stockholders at the Annual Meeting.

Our Chairman, Darwin Deason, has agreed to limit the voting power of certain of his Class A and Class B shares. See discussion of Mr. Deason's voting rights under the section entitled "Deason Voting Agreement" below.

As of the close of business on the record date, we had outstanding 92,530,441 shares of Class A common stock, $0.01 par value per share, and 6,599,372 shares of Class B common stock, $0.01 par value per share.

What is the voting requirement to approve each of the proposals?

Proposal 1 (the proposal to elect directors) requires the affirmative vote of the holders of shares of Class A common stock and Class B common stock, voting together as a class, having a plurality of the voting power, in person or by proxy. Stockholders may not cumulate their votes in the election of directors. Abstentions and broker nonvotes (shares held by brokers or nominees as to which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial owners of such shares or persons entitled to vote on the matter), if any, will have no effect on the election of directors.

Each of Proposal 2 (the proposal to approve the fiscal year 2007 performance-based incentive compensation for certain of our executive officers), Proposal 3 (the proposal to approve the Special Executive FY07 Bonus Plan for certain of our executive officers), Proposal 4 (the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2007), Proposal 5 (the proposal to approve and adopt our 2007 Equity Incentive Plan), and Proposal 6 (the stockholder proposal) require the affirmative vote of the holders of shares of Class A common stock and Class B common stock, voting together as a class, having a majority of the voting power eligible to vote and voting, either in person or by proxy, at the Annual Meeting. Abstentions will have the same effect as a vote against Proposal 2, Proposal 3, Proposal 4, Proposal 5 and Proposal 6, and broker nonvotes will have no effect on such proposals.

How many shares must be present or represented to conduct business at the Annual Meeting?

The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Class A common stock and Class B common stock entitled to vote at the Annual Meeting or any adjournment thereof is necessary to constitute a quorum to transact business. Abstentions and broker nonvotes will be counted for the purpose of determining whether a quorum is present.

How do I vote?

To vote, follow the instructions on the enclosed proxy card or voter instruction form. All proxies or voter instruction forms that are properly completed, signed and returned prior to the Annual Meeting will be voted as indicated on the proxy or voter instruction form. If you indicate on your proxy card that you wish to "abstain" or "withhold", as the case may be, from voting on an item, your shares will not be voted in favor of that item.

Shares represented by duly executed proxies in the accompanying form will be voted in accordance with the instructions indicated on such proxies or voter instruction forms, and, if no such instructions are indicated thereon, will be voted "FOR" the nominees for election of directors named below, to approve the fiscal year 2007 performance-based compensation for certain of our executive officers, to approve the Special Executive FY07 Bonus Plan for certain of our executive officers, to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2007 and to approve and adopt the 2007 Equity Incentive Plan, and will be voted "AGAINST" the stockholder proposal. Abstentions and broker non-votes will have no effect on the election of directors. Abstentions will have the same effect as a vote against Proposal 2, Proposal 3, Proposal 4, Proposal 5 and Proposal 6, and broker nonvotes will have no effect on such proposals.

What if I want to change my vote?

If the enclosed proxy or voter instruction form is signed and returned, you may, nevertheless, revoke it at any time prior to the Annual Meeting, at your pleasure, either by (i) your filing a written notice of revocation received by the person or persons named therein, (ii) your attendance at the Annual Meeting and voting the shares covered thereby in person, or (iii) your delivery of another duly executed proxy or voter instruction form dated subsequent to the date thereof to the addressee named in the enclosed proxy or voter instruction form.

Who will pay for the cost of this solicitation?

The cost of preparing, assembling, printing and mailing this proxy statement and the enclosed proxy form and the cost of soliciting proxies related to the Annual Meeting will be borne by us. We will request banks and brokers to solicit their customers who are beneficial owners of shares of common stock listed of record in names of nominees, and will reimburse such banks and brokers for the reasonable out-of-pocket expenses for such solicitation.

Who will serve as inspector of elections?

The inspector of elections will be a representative of American Stock Transfer & Trust Company, our transfer agent.

PROPOSALS

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors consists of eight directors. All directors must stand for election at the Annual Meeting and hold office for a one-year term and until their respective successors are elected and qualified.

Shares represented by proxies or voter instruction forms returned duly executed will be voted, unless otherwise specified, in favor of each of the nominees for the Board of Directors named below. The proxies or voter instruction forms cannot be voted for more than eight nominees. The nominees have indicated that they are able and willing to serve as directors. If any (or all) such persons should be unable to serve, the persons named in the enclosed proxy or voter instruction form will vote the shares covered thereby for such substitute nominee (or nominees) as the Board of Directors may select pursuant to the recommendation of the Nominating and Corporate Governance Committee of the Board. You may withhold authority to vote for all nominees or withhold authority to vote for any nominee by following the directions provided on your proxy or voter instruction form.

Nominees for Election as Director

The following table lists the name and principal occupation of each nominee for director and the year in which each such person was first elected as a director.

Name	Principal Occupation	Served as Director Since
Darwin Deason	Chairman of the Board	1988
Lynn R. Blodgett	President and Chief Executive Officer	2005
John H. Rexford	Executive Vice President and Chief Financial Officer	2006
Joseph P. O'Neill	President and Chief Executive Officer, Public Strategies Washington, Inc.	1994
Frank A. Rossi	Chairman, FAR Holdings Company, L.L.C.	1994
J. Livingston Kosberg	Investor	2003
Dennis McCuistion	President, McCuistion & Associates, Inc.	2003
Robert B. Holland, III	Investor	2007

Business Experience of each Nominee

Set forth below is certain information with respect to each of the nominees for the office of director.

Darwin Deason, age 67, has served as our Chairman of the Board since our formation in 1988. Mr. Deason also served as Chief Executive Officer from our formation until February 1999. Prior to our formation, Mr. Deason spent 20 years with MTech Corp., a data processing subsidiary of MCorp, a bank holding corporation based in Dallas, Texas, serving as MTech's Chief Executive Officer and Chairman of the Board from 1978 until April 1988, and also serving on the boards of various subsidiaries of MTech and MCorp.

Lynn R. Blodgett, age 52, has served as President and Chief Executive Officer since November 2006 and has served as a director since September 2005. Mr. Blodgett previously served as Executive Vice President and Chief Operating Officer from September 2005 to November 2006. Prior to that time he had served as Executive Vice President and Group President — Commercial Solutions Group since July 1999. From March 1990 until July 1999 Mr. Blodgett served as President of ACS Business Process Solutions, Inc. (formerly Unibase Technologies, Inc., an entity that we acquired in 1996).

John H. Rexford, age 50, has served as Executive Vice President and Chief Financial Officer and has been a director since November 2006. Prior to that time he had served as Executive Vice President Corporate Development since March 2001. From November 1996 until March 2001 he served as a Senior Vice President in our mergers and acquisitions function. For the period from November 1986 until November 1996, Mr. Rexford served in various capacities with Citicorp North America, Inc.

Joseph P. O'Neill, age 59, has served as a director since November 1994. Mr. O'Neill has served as President and Chief Executive Officer of Public Strategies Washington, Inc., a public affairs and consulting firm, since March 1991, and from 1985 through February 1991 he served as President of the National Retail Federation, a national association representing United States retailers.

Frank A. Rossi, age 69, has served as a director since November 1994. Mr. Rossi has served as Chairman of FAR Holdings Company, L.L.C., a private investment firm, since February 1994. Prior to that Mr. Rossi was employed by Arthur Andersen & Co. for over 35 years and, prior to his retirement in 1994, Mr. Rossi served in a variety of capacities for Arthur Andersen, including Managing Partner/Chief Operating Officer and as a member of the firm's Board of Partners and Executive Committee.

J. Livingston Kosberg, age 70, has served as a director since September 2003. Mr. Kosberg previously served as a director from 1988 through 1991. Mr. Kosberg has been involved in a variety of industries including healthcare, finance, and construction and currently serves as an advisor to several investment funds. Since July 2004, Mr. Kosberg has been serving as a director of U.S. Physical Therapy, Inc. which operates outpatient physical and occupational therapy clinics. U.S. Physical Therapy is a publicly-traded company whose predecessor Mr. Kosberg founded in 1990 and for which he served as CEO from its inception until May 1995, as Chairman of the Board until May 2001, previously as a director until February 2002 and as interim Chief Executive Officer from July 2004 until October 2004.

Dennis McCuistion, age 64, has served as a director since September 2003. For the past 29 years, Mr. McCuistion has been President of McCuistion & Associates, providing consulting services to banks and businesses. Since 1990, Mr. McCuistion has served as executive producer and host of the nationally syndicated, award-winning McCuistion Program on PBS. Mr. McCuistion has also been an instructor for the American Institute of Banking for more than twenty years, and has been a faculty member for the Graduate School of Banking of the South, the Graduate School of Banking in Madison, Wisconsin, and the Southwestern Graduate School of Banking at Southern Methodist University. He is also a member of the National Association of Corporate Directors and the Society of International Business Fellows. Mr. McCuistion also served as a director of Cano Petroleum, Inc., a publicly traded company in the secondary oil recovery business from May 2006 until February 2007.

Robert B. Holland, III, age 54, has served as a director since January 2007. Mr. Holland represented the United States on the Board of Directors of the World Bank from 2002 through 2006 and served on its Audit Committee. He was managing partner of Texas Limited, a private consulting and investment partnership, from 1999 until 2002. From 1993 through 1999 he held various executive positions (including the positions of General Counsel, Chief Operating Officer and Chief Executive Officer) with Triton Energy Limited, a NYSE-listed company. Mr. Holland was with the law firm of Jackson Walker, LLP from 1977 through 1994 and was a partner when he left the law firm in 1994. He previously served on the Board of Directors of TCA Cable TV, Inc., a public company. He currently serves on the Board of Directors, and is Chairman of the Audit Committee, of Max Petroleum, plc, listed in the AIM part of the London Stock Exchange.

Except as set forth above, none of the nominees holds a directorship in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of the Securities Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES FOR DIRECTOR SET FORTH ABOVE.

Corporate Governance

Director Independence

On February 3, 2004, our Board of Directors restated our Director Independence Standards to be consistent with the independence standards set forth in Section 303A.02 of the NYSE Listing Standards. The Board has made an affirmative determination that Messrs. Frank A. Rossi, Joseph P. O'Neill, J. Livingston Kosberg, Dennis McCuistion and Robert L. Holland, III are independent and have no material relationship with the Company. The Director Independence Standards, a copy of which is attached hereto as Appendix A, can be located on our web site at *www.acs-inc.com* under the Investor Relations and Corporate Governance captions.

Corporate Governance Guidelines

On August 10, 2005, our Board of Directors restated our Corporate Governance Guidelines. The Corporate Governance Guidelines include, among other things:

- submission of the auditors selected by our Audit Committee to stockholders for approval annually;
- adoption of an auditor rotation policy;
- formation of a Nominating and Corporate Governance Committee comprised solely of independent directors;

- the implementation of stock ownership guidelines for both directors and executive officers;
- a prohibition on stock option re-pricing;
- formalization of the ability of independent directors and committees of the Board of Directors to retain outside advisors;
- formation of a Compensation Committee comprised solely of independent directors;
- performance of a periodic formal Board evaluation; and
- limitation of the number of additional company boards a director may serve on to a maximum of four.

Our Corporate Governance Guidelines are available on our web site at *www.acs-inc.com* under the Investor Relations and Corporate Governance captions. Our Corporate Governance Guidelines are also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

Board of Directors Committees and Meetings

During fiscal year 2006, we had four standing committees of the Board of Directors, including the Audit Committee, the Compensation Committee, the Special Transaction Committee and the Nominating and Corporate Governance Committee. The charters for each committee are available on our web site at *www.acs-inc.com* under the Investor Relations and Corporate Governance captions.

Audit Committee

During fiscal year 2006 and until January 24, 2007 our Audit Committee consisted of four independent directors (Messrs. Rossi (Chairman), O'Neill, Kosberg and McCuistion). On January 24, 2007, Mr. Holland was elected as a director and our Audit Committee was reconstituted to consist of three members (Messrs. Rossi (Chairman), McCuistion and Holland). All of such Audit Committee members are independent as defined in the current New York Stock Exchange listing standards. Upon consideration of the attributes of an audit committee financial expert as set forth in Section 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission, the Board of Directors determined that Mr. Rossi (i) possessed those attributes, which were gained through his years of public accounting experience as summarized in this proxy statement under Proposal 1 beginning on page 3 and he was designated as the Audit Committee Financial Expert and (ii) is "independent" as that term is defined in Item 7(d)(3)(iv)(A) of Schedule 14A under the Exchange Act.

The Audit Committee of the Board of Directors is responsible for:

- monitoring the integrity of our consolidated financial statements;
- discussing with management and our independent registered public accounting firm our annual audited financial statements, quarterly financial statements and reported earnings prior to the release thereof to the public;
- monitoring our auditing, accounting and financial reporting processes;
- monitoring our system of internal controls and the independence and performance of our internal auditors; and
- appointing and monitoring our independent registered public accounting firm.

The Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2007, subject to ratification by our stockholders. The Audit Committee operates under a written charter that was restated by the Board of Directors on May 25, 2006, a copy of which is attached hereto as Appendix B and is available on our web site at *www.acs-inc.com* under the Investor Relations and Corporate Governance captions. Our Audit Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary. The Report of the Audit Committee for fiscal year 2006 is included in this proxy statement on page 39.

Compensation Committee

During fiscal year 2006 and until January 24, 2007 the Compensation Committee consisted of two independent directors (Messrs. Kosberg and O'Neill). On January 24, 2007, Mr. Holland was elected as a director and our Compensation Committee was reconstituted to consist of three members (Messrs. Kosberg (Chairman), O'Neill and Holland). All of such Compensation Committee members are independent as defined in the current New York Stock Exchange listing standards. The Compensation Committee is responsible for:

- recommending to the Board of Directors policies and plans concerning the salaries, bonuses and other compensation of our executive officers (including reviewing the salaries of the executive officers and recommending bonuses and other forms of additional compensation for the executive officers);
- compliance with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to the review of compensation to executive officers whose annual compensation exceeds $1 million so that such amounts may be deductible by us for federal income tax purposes; and
- the grant of all awards under the stock option plans (other than those to independent directors).

A copy of the restated Compensation Committee Charter approved by the Board of Directors on February 3, 2004 is available on our web site at *www.acs-inc.com* under the Investor Relations and Corporate Governance captions and was previously attached as Appendix D to our definitive proxy statement for our 2004 annual stockholders meeting filed with the Securities and Exchange Commission on September 27, 2004. Our Compensation Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary. The Report of the Compensation Committee for fiscal year 2006 is included in this proxy statement beginning on page 35.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of two independent directors (Messrs. McCuistion and O'Neill). Mr. McCuistion served as the Chairman of the Nominating and Corporate Governance Committee throughout fiscal year 2006 and has continued to serve in such capacity during fiscal year 2007. The Nominating and Corporate Governance Committee is responsible for considering, evaluating and recommending to the Board the slate of director nominees. Recommendations of director nominees by the Nominating and Corporate Governance Committee are subject to the approval of Mr. Deason pursuant to his Employment Agreement with us dated February 16, 1999, as amended. On September 11, 2003, our Board of Directors approved the Nominating and Corporate Governance Committee Charter, a copy of which is available on our web site at *www.acs-inc.com* under the Investor Relations and Corporate Governance captions and was previously attached as Appendix E to our definitive proxy statement for our 2004 annual stockholders meeting filed with the Securities and Exchange Commission on September 27, 2004. Our Nominating and Corporate Governance Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

In fiscal year 2006, the Nominating and Corporate Governance Committee considered our current directors and other candidates to fill the slate of nominees for election to the Board of Directors. Based on an evaluation of the background, skills and areas of expertise represented by the various candidates against the qualifications for directors set forth in our Corporate Governance Guidelines and our current requirements, the Nominating and Corporate Governance Committee determined that our current directors possess the appropriate skill level, expertise and qualifications and recommended that Messrs. Deason, Blodgett, Rexford, Rossi, O'Neill, Kosberg, McCuistion and Holland be re-elected to the Board of Directors. Mr. Deason approved the nominees recommended by the Nominating and Corporate Governance Committee.

- *Director Qualifications.* The Nominating and Corporate Governance Committee establishes the qualifications for directors and reviews them annually with the Board of Directors. The Nominating and Corporate Governance Committee seeks director candidates with the ability to make a significant contribution to the Board of Directors and the stockholders based on their background, skill and expertise. To be recommended by the Nominating and Corporate Governance Committee, a director nominee should also possess the qualifications set forth in the Corporate Governance Guidelines, including integrity, wisdom, judgment, policy-making experience, complementary areas of expertise, and sufficient time to devote to applicable Board and committee activities.

- *Identification and Evaluation of Director Candidates.* The Nominating and Corporate Governance Committee identifies, screens and recommends a qualified slate of nominees to the Board of Directors for election each fiscal year based on the qualifications set forth above and the need to fill vacancies or expand the size of the Board. The Nominating and Corporate Governance Committee generally identifies director nominees through the personal, business and organizational contacts of existing directors and management. However, the Nominating and Corporate Governance Committee may use a variety of sources to identify director nominees, including third-party search firms and stockholder recommendations. Candidates recommended by our stockholders are generally evaluated in the same manner as candidates from other sources. However, the Nominating and Corporate Governance Committee will seek additional information concerning the relationship between the stockholder and the stockholder candidate to assess whether such nominee has the ability to represent the interests of a broad range of stockholders.

- *Stockholder Recommendations of Director Nominees.* Any of our stockholders entitled to vote for the election of directors may recommend for nomination one or more persons for election to our Board of Directors. Pursuant to Section 7 of our Corporate Governance Guidelines and Section 8(c) of our Bylaws, to be considered by the Nominating and Corporate Governance Committee, recommended stockholder nominees for election to the Board of Directors must be received not more than 150 calendar days nor less than 120 calendar days prior to the date our proxy statement was released to stockholders for our previous annual meeting, unless our annual meeting date has moved by more than 30 days from the first year anniversary of the previous year's annual meeting, in which case the Board of Directors shall provide a reasonable time for stockholders to provide their nominees for election. For information regarding the deadline for submission of stockholder nominees for director in connection with our 2007 Annual Meeting of Stockholders, please see the section entitled "STOCKHOLDER PROPOSALS FOR 2007 ANNUAL MEETING" beginning on page 42.

Recommendations for nominees should be submitted to the Nominating and Corporate Governance Committee by following our method for stockholders to communicate with our Board of Directors which is published on our web site at *http://www.acs-inc.com* under the Investor Relations and Corporate Governance captions. Written recommendations should be submitted to ACS Board of Directors, Affiliated Computer Services, Inc., Box No. 100-411, 1220 L Street, NW, Washington, DC 20005 or by e-mail to *director@acs-inc.com*. Recommendations must include (i) the nominee's name, (ii) the nominee's resume or curriculum vitae, (iii) a summary demonstrating how the nominee meets the qualifications set forth in Section 8 of our Corporate Governance Guidelines, and (iv) the submitting stockholder's name, number of shares held and a description of any arrangement or understanding between such stockholder and the proposed nominee.

Special Transaction Committee

The Special Transaction Committee, which was formed in August 1997 and on which Mr. Deason serves, has the responsibility of considering, evaluating, and approving the terms of potential transactions resulting in the acquisition of assets, businesses, or stock of third parties for cash, our Class A common stock, or other consideration with a dollar value of up to $100,000,000. The Special Transaction Committee has delegated to the Chief Executive Officer the authority to consider, evaluate, and approve the terms of potential transactions resulting in the acquisition of assets, businesses, or stock of third parties for cash or other consideration with a dollar value of up to $50,000,000.

Fiscal Year 2006 Meetings

During the fiscal year ended June 30, 2006, there were twenty-eight (28) meetings of our Board of Directors. During the fiscal year, there were thirteen (13) meetings held by the Audit Committee and five (5) executive sessions of the Audit Committee to meet with our independent registered public accounting firm, the vice president of internal audit and other outside consultants, nine (9) meetings held by the Compensation Committee, four (4) meetings held by the Nominating and Corporate Governance Committee and one (1) meeting held by the Special

Transaction Committee. Each incumbent director attended at least 75% of the meetings of the Board and the Board committees of which they are members during their respective tenures.

Executive Sessions and Lead Independent Director

In compliance with the requirements of the New York Stock Exchange, our Corporate Governance Guidelines require the non-management directors to meet at least twice annually in regularly scheduled executive sessions. Mr. O'Neill, as Lead Independent Director, presides over non-management director executive sessions. Four (4) executive sessions were held in fiscal year 2006. However, during fiscal year 2006 the independent directors met on a number of other occasions as the "Special Committee" to consider alternatives to enhance stockholder value and as the "Ad Hoc Committee" in connection with matters related to the internal investigation that was conducted by independent counsel concerning stock option matters.

Attendance at Annual Meeting

It is our policy that all nominees for election or re-election to our Board of Directors at an annual meeting attend the annual meeting. All nominees for election to the Board of Directors for fiscal year 2006 attended the 2005 Annual Meeting of Stockholders.

Stockholder Communications

Stockholders may communicate with any member of the Board of Directors, or in the alternative, with the non-management directors as a group by submitting an e-mail to *director@acs-inc.com* or by sending a written communication to: ACS Board of Directors, Affiliated Computer Services, Inc., Box No. 100-411, 1220 L Street, NW, Washington, DC 20005. Stockholders may also call toll free and leave a message for the Board of Directors, the presiding director or the non-management directors at (866) 414-3646.

Code of Conduct

We are dedicated to earning the trust of our clients and investors and our actions are guided by the principles of honesty, trustworthiness, integrity, dependability and respect. Our Board of Directors has adopted a Code of Ethical Business Conduct that applies to all employees and directors and a Code of Ethics for Senior Financial Officers that applies to designated financial and accounting officers, including the CEO, CFO and Chief Accounting Officer. Both of these codes are posted on our web site at *www.acs-inc.com* under the Investor Relations and Corporate Governance captions. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics for Senior Financial Officers, if any, by posting such information on our web site at *www.acs-inc.com* under the Investor Relations and Corporate Governance captions. Our Code of Ethical Business Conduct and our Code of Ethics for Senior Financial Officers are also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

PROPOSAL 2

APPROVAL OF FISCAL YEAR 2007 PERFORMANCE-BASED INCENTIVE COMPENSATION FOR CERTAIN OF OUR EXECUTIVE OFFICERS

The Code limits our tax deduction for expense in connection with compensation of our chief executive officer and our four other most highly-compensated executive officers for any fiscal year to the extent that the remuneration of such person exceeds $1 million during such fiscal year, excluding remuneration that qualifies as "performance-based compensation." Section 162(m) of the Code provides that in order for remuneration to be treated as qualified performance-based compensation, the material terms of the performance goals must be disclosed to and approved by the stockholders of the employer.

At the Annual Meeting, the stockholders will be asked to approve the terms relating to incentive compensation to be paid to our executive officers for fiscal year 2007. Executive officer compensation for fiscal year 2007, for each of our executive officers, excluding our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer — Commercial Solutions Group and Chief Operating Officer — Government Solutions Group (all of whom shall participate in the Special Executive FY07 Bonus Plan described in Proposal 3), will consist of a base salary, bonus compensation under our fiscal year 2007 performance-based incentive compensation plan and awards under the 2007 Equity Plan (if approved by the stockholders) and will be based on criteria that are similar to the criteria used in fiscal year 2006. There are approximately seven hundred twenty-five (725) of our officers and other senior management personnel who will participate in the fiscal year 2007 performance-based incentive compensation plan, including three (3) of our executive officers (our Chairman of the Board, our Executive Vice President, Corporate Secretary and General Counsel and our Executive Vice President, Finance and Accounting). See "Report of the Compensation Committee on Executive Compensation." The Chairman of the Board, the Executive Vice President, Corporate Secretary and General Counsel and the Executive Vice President, Finance and Accounting will be entitled to receive up to 250%, up to 150% and up to 100% of their base salaries, respectively, upon achievement of bonus performance goals, which include our achievement of pre-established growth performance goals in the following five targeted financial measures: consolidated revenues; consolidated earnings before interest and taxes; consolidated earnings before interest, taxes, depreciation and amortization; consolidated earnings per share and a cash flow metric. The bonus performance goals have been pre-established by the Compensation Committee and approved by the Board of Directors for each of the Chairman of the Board, and the Executive Vice President, Corporate Secretary and General Counsel. We believe that the incentive-related provisions provide performance incentives that are and will be beneficial to our stockholders.

Since the amounts payable under the performance-based incentive compensation plan are dependent on our financial performance, the actual amounts are not currently determinable. None of our executive officers earned incentive bonuses in the fiscal year ended June 30, 2006 (however, discretionary bonuses were paid to each of the Group Presidents of the Commercial Solutions and Government Solutions Groups; to one of our other current executive officers, but who was not an executive officer at the time of payment; and, in accordance with his agreement with us, one of our executive officers was paid a commission for acquisitions and divestures during the fiscal year) . None of our executive officers would have earned any bonus if the performance-based incentive compensation plan for the fiscal year ending June 30, 2007 had been in effect for the fiscal year ending June 30, 2006. The following table sets forth information regarding the maximum incentive compensation that may be earned by the executive officers under the fiscal year 2007 performance-based incentive compensation plan in fiscal year 2007.

Name and Position	Maximum Incentive Compensation(1)
Darwin Deason Chairman of the Board	$2,294,335
All Eligible Executive Officers (3 persons)	$3,145,585
Former Officers:	
Mark A. King Former President and Chief Executive Officer	(2)
Warren D. Edwards Former Executive Vice President and Chief Financial Officer	(3)

(1) The amount shown in this column was calculated utilizing the fiscal year 2007 base salary and bonus percentages for each officer and the pre-established fiscal year 2007 growth performance goals in the five targeted financial measures assuming achievement of one hundred percent of such goals.

(2) Mr. King resigned as a director and our Chief Executive Officer effective as November 26, 2006. He did not receive any performance-based incentive compensation for fiscal year 2006 and will not receive any performance-based incentive compensation thereafter.

(3) Mr. Edwards resigned as Chief Financial Officer effective as of November 26, 2006. He did not receive any performance-based incentive compensation for fiscal year 2006 and will not receive any performance-based incentive compensation thereafter.

The affirmative vote of the holders of our Class A common stock and Class B common stock, voting together as a single class, having a majority of the voting power eligible to vote and voting, either in person or by proxy, at the Annual Meeting will be required to approve the performance-based incentive compensation for our executive officers.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE FISCAL YEAR 2007 PERFORMANCE-BASED INCENTIVE COMPENSATION PLAN FOR OUR EXECUTIVE OFFICERS.

PROPOSAL 3

APPROVAL OF SPECIAL EXECUTIVE FY07 BONUS PLAN FOR CERTAIN OF OUR EXECUTIVE OFFICERS

As indicated in Proposal 2, the Code limits our tax deduction for expense in connection with compensation of our chief executive officer and our four other most highly-compensated executive officers for any fiscal year to the extent that the remuneration of such person exceeds $1 million during such fiscal year, excluding remuneration that qualifies as "performance-based compensation." Section 162(m) of the Code provides that in order for remuneration to be treated as qualified performance-based compensation, the material terms of the performance goals must be disclosed to and approved by the stockholders of the employer. The performance goals must be established before the first 25% of the period of service to which the performance goal relates has elapsed. Due to the resignation of certain executive officers, and as a result, the promotion of certain other executive officers, the Compensation Committee desired to change the bonus amounts of the promoted executive officers. In order to comply with Section 162(m) of the Code, this Special Executive FY07 Bonus Plan was created with a short performance period beginning December 1, 2006 through June 30, 2007, to coincide with the period the promoted officers are to serve in their new positions during fiscal year 2007.

At the Annual Meeting, the stockholders will be asked to approve the terms relating to incentive compensation to be paid to our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer — Commercial Solutions Group and Chief Operating Officer — Government Solutions Group (together, the "Selected Officers") for fiscal year 2007 pursuant to our Special Executive FY07 Bonus Plan. The Selected Officers' compensation for fiscal year 2007 will consist of a base salary, bonus compensation and awards under the 2007 Equity Plan (if approved by the stockholders) and will be based on criteria that are similar to the criteria used in fiscal year 2006. The Selected Officers (other than Mr. Rexford) will be entitled to receive varying percentages (up to 200% for the President and Chief Executive Officer, and up to 150% for each of the Chief Operating Officer — Commercial Solutions Group and Chief Operating Officer — Government Solutions Group) of their base salaries upon achievement of bonus performance goals for the performance period beginning December 1, 2006 and ending June 30, 2007 (to be referred to as the "performance period"), which include our achievement of pre-established growth performance goals in the following five targeted financial measures: consolidated revenues; consolidated earnings before interest and taxes; consolidated earnings before interest, taxes, depreciation and amortization; consolidated earnings per share and a cash flow metric. Mr. Rexford will be provided the greater of (i) up to 150% of his base salary upon achievement of his bonus performance goals, which include our achievement of pre-established growth performance goals in the targeted financial measures described above; or (ii) any commissions earned for acquisitions completed during the performance period, not to exceed 150% of his base salary. The maximum bonus that any Selected Officer may receive for the fiscal year 2007 will be $1,500,000. The bonus performance goals have been established by the Compensation Committee and approved by the Board of Directors for all Selected Officers. We believe that the incentive-related provisions provide performance incentives that are and will be beneficial to our stockholders.

Since the amounts payable under the Special Executive FY07 Bonus Plan are dependent on our financial performance, the actual amounts are not currently determinable. None of our executive officers earned incentive bonuses in the fiscal year ended June 30, 2006 (however, discretionary bonuses were paid to each of the Group Presidents of the Commercial Solutions and Government Solutions Groups; and to one of our other executive officers who, in accordance with his agreement with us, was paid a commission for acquisitions and divestures during the fiscal year). The Special Executive FY07 Bonus Plan was proposed for a limited purpose and is unique in the measurement of performance parameters and is for a specific performance period that is different from prior years. Consequently, it is not possible to determine whether any of our executive officers would have earned any bonus if the Special Executive FY07 Bonus Plan for the fiscal year ending June 30, 2007 had been in effect for the fiscal year ending June 30, 2006. The following table sets forth information regarding the maximum incentive compensation that may be earned by the executive officers under the Special Executive FY07 Bonus Plan in fiscal year 2007.

Name and Position	Maximum Incentive Compensation(1)
Lynn Blodgett President and Chief Executive Officer	$1,500,000
John Rexford Executive Vice President and Chief Financial Officer	$ 750,000
Tom Burlin Chief Operating Officer — Government Solutions Group	$ 750,000
Ann Vezina Chief Operating Officer — Commercial Solutions Group	$ 750,000
All Eligible Executive Officers (4 persons)	$3,750,000

(1) The amount shown in this column was calculated utilizing the fiscal year 2007 base salary and bonus percentages for each officer and the pre-established fiscal year 2007 growth performance goals in the five targeted financial measures assuming achievement of one hundred percent of such goals.

The affirmative vote of the holders of our Class A common stock and Class B common stock, voting together as a single class, having a majority of the voting power eligible to vote and voting, either in person or by proxy, at the Annual Meeting will be required to approve the Special Executive FY07 Bonus Plan.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE SPECIAL EXECUTIVE FY07 BONUS PLAN FOR CERTAIN OF OUR EXECUTIVE OFFICERS.

PROPOSAL 4

RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2007

PricewaterhouseCoopers LLP has been selected by the Audit Committee as our independent registered public accounting firm for fiscal year 2007, subject to ratification by the stockholders. PricewaterhouseCoopers LLP was also our independent registered public accounting firm for fiscal year 2006. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting. That representative will have an opportunity to make a statement, if desired, and will be available to respond to appropriate questions. .

We are asking our stockholders to ratify the appointment of PricewaterhouseCoopers LLP as our registered independent public accounting firm as a matter of good corporate governance even though ratification is not required by our Bylaws, other governing documents or otherwise. If our stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2007. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during fiscal year 2007 if it is determined that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of shares of our Class A common stock and Class B common stock, voting together as a class, having a majority of the voting power eligible to vote and voting, either in person or by proxy, at the Annual Meeting will be required to ratify the appointment of PricewaterhouseCoopers LLP.

Independent Registered Public Accounting Firm's Fees

Fees for professional services provided by our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories, were as follows:

	2006	2005
	(in thousands)	
Audit Fees	$3,741	$2,773
Audit-Related Fees	412	154
Tax Fees	87	313
All Other Fees	93	6
Total Fees	$4,333	$3,246

Audit Fees includes fees for assistance with and review of documents filed with the SEC, including our annual and interim financial statements and required consents. Fiscal year 2006 and fiscal year 2005 Audit Fees also include fees for the audit of internal controls over financial reporting and management's evaluation of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Audit-Related Fees include fees for accounting consulting services and matters related to mergers, acquisitions and divestitures. Tax Fees include fees for tax consulting and tax compliance and preparation work. All Other Fees include fees for research tools.

The Audit Committee has approved all of our independent registered public accounting firm's engagements and fiscal year 2006 and 2005 fees presented above. All audit and non-audit services provided to us by our independent registered public accounting firm are required to be pre-approved by the Audit Committee in accordance with the policies and procedures set forth in the current Audit Committee Charter, which is attached hereto as Appendix B.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF PRICE-WATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2007.

PROPOSAL 5

APPROVAL AND ADOPTION OF THE 2007 EQUITY INCENTIVE PLAN

The Board of Directors adopted the 2007 Equity Incentive Plan (the "2007 Equity Plan") on April 19, 2007, subject to stockholder approval. The 2007 Equity Plan is intended to replace our 1997 Stock Incentive Plan (the "1997 Stock Plan"), which was approved by our stockholders in 1997. Pursuant to the terms of the 1997 Stock Plan, any options already granted under the 1997 Stock Plan shall remain in full force and effect. Upon approval by the stockholders of the 2007 Equity Plan, no further grants will be made under the 1997 Stock Plan. The purposes of the 2007 Equity Plan are to allow us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, non-employee directors and consultants and to promote the success of our business. The 2007 Equity Plan, as proposed, provides for grants of nonqualified stock options, incentive stock options, and stock appreciation rights to employees (including employee directors), non-employee directors and consultants who perform services for us or our affiliates.

Plan Highlights

- The Plan authorizes the issuance of up to 15,000,000 shares. There are no formulas in the plan to increase the number of shares available.
- The maximum number of shares that can be issued to any one individual in any fiscal year is 750,000.
- There are provisions that automatically adjust the number of shares available upon any stock split or similar reorganization.

General Summary of Terms of the 2007 Equity Plan

The following is a summary of the important terms of the 2007 Equity Plan. The full text of the 2007 Equity Plan is attached to this proxy statement as Appendix C. Please refer to Appendix C for a more complete description of the terms of the 2007 Equity Plan.

Eligibility. Any officers, employees, non-employee directors or consultants who perform services for us or our affiliates who are selected by our Compensation Committee may participate in the 2007 Equity Plan. We currently have approximately 58,000 employees, seven of whom are executive officers. Additionally, there are currently five non-employee directors. The number of consultants who perform services for us or our affiliates, as well as the scope of their services, fluctuates. Consequently it is impractical to determine the number of consultants who may be eligible to participate in the 2007 Equity Plan.

Administration. The 2007 Equity Plan will be administered by the Compensation Committee, which will have full and final authority to select persons to receive awards and establish the terms of such awards, unless authority is specifically reserved (i) to our Board of Directors under the 2007 Equity Plan, (ii) by our certificate of incorporation, as amended, (iii) by our Bylaws, or (iv) by other applicable law.

Effective Date; Plan Termination. The 2007 Equity Plan will become effective as of the date of approval by the stockholders. No award may be granted under the 2007 Equity Plan more than 10 years after the date it becomes effective.

Stock Subject to the 2007 Equity Plan. Subject to adjustments, the maximum number of shares of our Class A common stock that may be awarded under the 2007 Equity Plan is 15,000,000 shares. There is no provision in the 2007 Equity Plan to award restricted stock or restricted stock units. No participant under the 2007 Equity Plan may be granted awards of more than 750,000 shares of stock in any fiscal year, subject to adjustments as described below. We may reserve for the purposes of the 2007 Equity Plan, out of our authorized but unissued shares of stock, such number of shares of stock as shall be determined by our Board of Directors. The maximum number of shares of stock available for grant shall be reduced by the number of shares in respect of which any award is granted or denominated. Shares of stock allocable to an expired, canceled, forfeited or otherwise terminated portion of an award may again be the subject of awards granted under the 2007 Equity Plan. The closing price of our Class A common stock on April 23, 2007 was $61.45 as reported on the New York Stock Exchange.

Options. Under the 2007 Equity Plan, we may grant incentive stock options and nonqualified stock options. We may grant incentive stock options under the 2007 Equity Plan to any person employed by us or any of our affiliates. The exercise price for incentive stock options granted under the 2007 Equity Plan may not be less than 100% of the fair market value of the common stock on the option grant date (110% in the case of an employee who owns more than 10% of the total combined voting power of all classes of our common stock). The 2007 Equity Plan also provides for grants of nonqualified stock options to any officers, employees, non-employee directors or consultants performing services for us or our affiliates. The exercise price for nonqualified stock options granted under the 2007 Equity Plan may not be less than 100% of the fair market value of the common stock on the option grant date. The purchase price of stock acquired pursuant to the exercise of an option may be paid (1) with shares of our stock, which must have been held by the participant for at least six months if such shares were acquired upon exercise of a compensatory stock option; (2) through a "cashless exercise" procedure that is acceptable to the Compensation Committee and does not violate the Sarbanes-Oxley Act of 2002, or any other applicable law; (3) in cash or by check or other negotiable instrument or promissory note at the time of purchase if permitted by the Compensation Committee; (4) subject to applicable law, in any other form of legal consideration that may be acceptable to the Compensation Committee in its discretion; or (5) any combination of the above.

Upon termination of a participant's employment or other service with us for cause, both the vested and unvested portions of any outstanding option held by the participant shall immediately be forfeited and will no longer be exercisable. If a participant's employment or other service with us terminates other than for cause, the vested portion of any outstanding nonstatutory stock option held by the participant shall remain exercisable to the extent provided in the agreement granting the option, for up to six months, and in the case of an incentive stock option shall be exercised within 3 months of the date of termination (12 months if the termination was the result of a disability), but only to the extent exercisable on the date of termination.

Stock Appreciation Rights. Under the 2007 Equity Plan, the Compensation Committee will be authorized to grant Stock Appreciation Rights or SARs. The exercise price of each SAR shall be determined by the Compensation Committee and may not be less than the fair market value of a share of stock on the date of grant. The full or partial exercise of a SAR award that provides for stock settlement shall be made only by a written notice specifying the number of SARs with respect to which the award is being exercised. Upon the exercise of any SARs, the participant is entitled to receive an amount in cash determined by multiplying (a) the appreciation value by (b) the number of SARs being exercised, minus the number of shares withheld for payment of taxes.

Change of Control. In the event of a change of control, our 2007 Equity Plan provides that the grant agreement may provide that all outstanding options shall become vested and exercisable and all other awards shall become vested effective the day immediately prior to the change of control. A change of control under the 2007 Equity Plan is the merger, consolidation or other reorganization with or into another person, entity or group of entities under common control or the sale of a majority of our outstanding capital stock or all or substantially all of our assets to any other person, entity or group of entities under common control and as a result of such merger, consolidation, reorganization or sale, more than 50% of the combined voting power of the then outstanding voting securities of the surviving person or entity immediately after such transaction are held in the aggregate by a person, entity or group of entities under common control who beneficially owned less than 50% of our combined voting power prior to such transaction. However, (i) any transaction that is effected by the Company for the purposes of internal corporate restructuring of the Company and its affiliated companies, which results in any or all of the combined voting power of the voting securities of the Company being held by an entity affiliated with the Company immediately prior to such transaction, or (ii) any transaction or series of transactions, which results in the ownership by Darwin Deason, and/or any person, entity or group of entities that he controls, of more than 50% of the combined voting power of the Company, shall not constitute or result in a change of control.

Adjustments. The 2007 Equity Plan provides that, subject to any required action by the stockholders of the Company, the number of shares of common stock covered by each outstanding award, the number of shares of common stock that have been authorized for issuance under the 2007 Equity Plan, as well as the price per share of common stock covered by each such outstanding award, and the limit on the number of shares that may be issued to an individual (as provided in 2007 Equity Plan) shall be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by the Company, provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board of Directors, whose determination in that respect shall be final, binding and conclusive. Unless otherwise provided in the 2007 Equity Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of common stock subject to an Option.

Taxes. At such times as a participant recognizes taxable income in connection with an award granted under the 2007 Equity Plan, the participant shall pay to us in cash or shares, or authorize the withholding of shares, in an amount equal to the minimum federal, state and local income taxes and other amounts as may be required by law to be withheld by us in connection with the taxable event.

Changes to the 2007 Equity Plan and Awards. The Board of Directors may amend, alter, suspend, discontinue or terminate the 2007 Equity Plan, except that any such action will be subject to the approval of our stockholders at or before the next annual meeting if stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which our stock may then be listed or quoted. However, no amendment or other change may materially impair the rights of any participant with respect to any outstanding award without the consent of such participant.

Federal Income Tax Consequences

The following discussion is a general summary of the principal United States federal income tax consequences under current law relating to awards granted to employees under the 2007 Equity Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income or other tax consequences.

Stock Options. An optionee will not recognize any taxable income upon the grant of a nonqualified stock option or an incentive stock option and we will not be entitled to a tax deduction with respect to such grant. Generally, upon exercise of a nonqualified stock option, the excess of the fair market value of common stock on the date of exercise over the exercise price will be taxable as ordinary income to the optionee. Subject to any deduction limitation under Section 162(m) of the Code (which is discussed below), we will be entitled to a federal income tax deduction in the same amount and at the same time as (x) the optionee recognizes ordinary income or (y) if we comply with applicable income reporting requirements, the optionee should have reported the income. An optionee's subsequent disposition of shares acquired upon the exercise of a nonqualified option will ordinarily result in capital gain or loss.

On exercise of an incentive stock option, the holder will not recognize any income and we will not be entitled to a deduction. However, the amount by which the fair market value of the shares on the exercise date of an incentive stock option exceeds the purchase price generally will constitute an item of adjustment for alternative minimum tax purposes and may therefore result in alternative minimum tax liability to the option holder.

The disposition of shares acquired upon exercise of an incentive stock option will ordinarily result in capital gain or loss. However, if the holder disposes of shares acquired upon exercise of an incentive stock option within two years after the date of grant or one year after the date of exercise (a "disqualifying disposition"), the holder will generally recognize ordinary income in the amount of the excess of the fair market value of the shares on the date the option was exercised over the option exercise price. Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise of the option will generally be capital gain. We will generally be entitled to a deduction equal to the amount of ordinary income recognized by a holder.

If an option is exercised through the use of shares previously owned by the holder, such exercise generally will not be considered a taxable disposition of the previously owned shares and thus no gain or loss will be recognized with respect to such shares upon such exercise. However, if the option is an incentive stock option, and the previously owned shares were acquired on the exercise of an incentive stock option or other tax-qualified stock option, and the holding period requirement for those shares is not satisfied at the time they are used to exercise the option, such use will constitute a disqualifying disposition of the previously owned shares resulting in the recognition of ordinary income in the amount described above.

Special rules may apply in the case of an optionee who is subject to Section 16 of the Exchange Act.

Stock Appreciation Rights. A grantee generally will not recognize taxable income on the grant of a SAR, and ordinary income equal to the fair market value of the shares received on exercise of a SAR will be recognized upon exercise of the SAR. Cancellation of a related option grant on exercise does not alter such tax consequences.

Section 162(m) of the Code. Section 162(m) of the Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the corporation on the last day of the taxable year, but does allow a deduction for "performance-based compensation," the material terms of which are disclosed to and approved by the stockholders. Stock options granted under the 2007 Equity Plan will qualify as "performance-based compensation" because the exercise price for such options may not be less than the fair market value of the shares on the date of grant.

Section 280G of the Code. Under certain circumstances, the accelerated vesting or exercise of options or the accelerated lapse of restrictions with respect to other awards in connection with a change of control might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Section 280G of the Code. To the extent it is so considered, the participant may be subject to a 20% excise tax and we may be denied a federal income tax deduction.

Section 409A of the Code. Under new Section 409A of the Code, certain awards granted under the 2007 Equity Plan could be determined to be deferred compensation and subject to a 20% excise tax imposed on the service provider if the terms of the awards do not meet the requirements of Section 409A of the Code and any regulations or guidance issued thereunder. To the extent applicable, the 2007 Equity Plan is intended to comply with Section 409A of the Code to avoid the imposition of tax penalties. To that end, the Compensation Committee will interpret and administer the 2007 Equity Plan in accordance with Section 409A of the Code. In addition, any plan provision that is determined to violate the requirements of Section 409A of the Code will be void and without effect, and any provision that Section 409A of the Code requires that is not expressly set forth in the 2007 Equity Plan will be deemed to be included in the 2007 Equity Plan, and the 2007 Equity Plan will be administered in all respects as if any such provision were expressly included in the 2007 Equity Plan.

New Plan Benefits. Grants and awards under the 2007 Equity Plan are within the discretion of the Compensation Committee (with respect to employees and consultants) and the Board of Directors (with respect to independent directors). The total benefits allocable under the 2007 Equity Plan in the future are not determinable until Compensation Committee or Board action. Our executive officers and directors have an interest in this proposal because they are eligible to receive awards under the 2007 Equity Plan. The following table sets forth for each of the executive officers named in the Summary Compensation Table on page 26, all current executive officers as a group, all current directors (who are not executive officers) as a group and all other current employees (including all current officers who are not executive officers) (a) the total number of shares subject to options granted during the last fiscal year and (b) the dollar value of such options.

Name	Dollar Value ($)(1)	Securities Underlying Options
Darwin Deason Chairman of the Board	—	—
Lynn Blodgett President and Chief Executive Officer	—	—
John H. Rexford Executive Vice President and Chief Financial Officer	—	—
Tom Burlin Chief Operating Officer, Government Solutions Group	—	—
Mark A. King Former President and Chief Executive Officer	—	—
Warren D. Edwards Former Executive Vice President and Chief Financial Officer	—	—
Jeffrey A. Rich Former Chief Executive Officer	—	—
All current executive officers as a group	-0-	55,000
All current directors (who are not executive officers)	-0-	30,000
All other employees	$240,065	1,503,500

(1) Calculated by determining the difference between the fair market value of the securities underlying the option at June 30, 2006 ($51.61) and the exercise price of the option.

Registration with the SEC

We intend to file a Registration Statement on Form S-8 relating to the issuance of Class A common stock under the 2007 Equity Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as soon as is practicable after approval of the 2007 Equity Plan by our stockholders.

The affirmative vote of the holders of our Class A common stock and Class B common stock, voting together as a single class, having a majority of the voting power eligible to vote and voting, either in person or by proxy, at the Annual Meeting will be required to approve the 2007 Equity Incentive Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL AND ADOPTION OF THE 2007 EQUITY INCENTIVE PLAN.

PROPOSAL 6

STOCKHOLDER PROPOSAL: POLICY ON STOCKHOLDER ADVISORY VOTE TO RATIFY NAMED EXECUTIVE OFFICER COMPENSATION AT FUTURE ANNUAL MEETINGS

Mr. Gerald W. McEntee on behalf of the American Federation of State, County and Municipal Employees ("AFSCME" or "proponent") located at 1625 L. Street N.W., Washington, D.C. 20036, owner of at least $2,000 of our Class A common stock for more than one year, has informed us that a representative of such stockholder intends to present a proposed resolution at the Annual Meeting. The text of the proposed resolution and the supporting statement of AFSCME are printed below verbatim from its submission.

RESOLVED, that stockholders of Affiliated Computer Services ("ACS") urge the board of directors to adopt a policy that ACS stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Company's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT OF AMERICAN FEDERATION OF STATE, COUNTY AND MUNICIPAL EMPLOYEES

In our view, senior executive compensation at ACS has not always been structured in ways that best serve stockholders' interests. For example, ACS's investigation into backdating found that former CEOs Mark King and Jeffrey Rich and former CFO Warren Edwards "used hindsight to select favorable grant dates" for their stock options. Also, from 2003 — 2005, Chairman Darwin Deason was provided more than $1 million for security systems and equipment as well as security advice and personal protection services, although ACS states these costs were "incurred as a result of business-related concerns" and does not classify them as a perquisite.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide stockholders with enough mechanisms for provided input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives stockholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require stockholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Stockholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for stockholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge ACS's board to allow stockholders to express their opinion about senior executive compensation at ACS by establishing an annual referendum process. The results of such a vote would, we think, provide ACS with useful information about whether stockholders view the company's senior executive compensation, as reported each year, to be in stockholders' best interests.

We urge stockholders to vote for this proposal.

THE POSITION OF THE BOARD OF DIRECTORS WITH RESPECT TO PROPOSAL 6:

The proponent requests that ACS adopt a practice of submitting the compensation of our named executive officers to our stockholders for a non-binding advisory vote on an annual basis. The Board of Directors recommends that our stockholders vote AGAINST the proposal.

As a general matter, we are guided by a thoughtful, performance-based executive compensation philosophy based on the ideal that total executive compensation should vary based on our achievement of defined financial and non-financial goals and objectives, both individual and corporate. Our Compensation Committee, which is composed entirely of independent directors and has no direct interest in the compensation it awards, oversees our executive compensation and provides our executive officers with overall levels of compensation that are competitive within the business process and information technology outsourcing industry, as well as within a broader spectrum of companies of similar size and complexity while retaining an emphasis on performance. For more information regarding our compensation philosophy and process with regards to our executive officers, please see the section entitled "REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION" beginning on page 35; also, please note that under the new SEC rules, the proxy statements for our future annual meetings will contain additional disclosure regarding our compensation philosophy and process. In addition, our stockholders are currently able to influence executive compensation not only through the election of Directors, but also through other exercises of stockholder franchise such as approval of performance-based incentive compensation for certain of our executive officers and our equity incentive plans. These plans outline the aggregate level of awards that can be granted, the specific provisions under which awards can be made, and the performance metrics and other award features that must be incorporated.

With respect to specific compensation levels, the following table reflects the annual revenue and earnings before taxes of the Company for the last five years and the annual compensation (salary and bonus) paid to our named executive officers in each of those years.

Fiscal Year Ended June 30	Revenue	Operating Income	Aggregate Annual Compensation (Salary and Bonus) of Named Executive Officers
	(in thousands)	(in thousands)	(in thousands)
2006	5,353,661	617,284	3,058
2005	4,351,159	647,484(1)	5,953
2004	4,106,393	834,745(1)	7,752
2003	3,787,206	508,784(1)	7,846
2002	3,062,918	391,385(1)	6,263

(1) As restated in our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2006.

The Compensation Committee considers growth in revenue and operating income to be two of the elements that should reflect increasing stockholder value. As can be noted from this table, operating income did not grow in fiscal years 2005 and 2006 and, as a result, there was a significant reduction in the aggregate compensation of the named executive officers, clearly reflecting our philosophy that compensation varies based on achievement. Based on a study commissioned by the Compensation Committee, the compensation paid to the CEO, COO and CFO in fiscal year 2006 is in the lowest 25th percentile for companies in our outsourcing peer group. This historical data firmly supports our belief that our executive compensation philosophy is aligned with stockholder interests.

The proponent argues for adoption of the advisory vote based on its purported successes in the United Kingdom. However, the advisory vote process in the United Kingdom is mandated by law, applying to all public companies in that jurisdiction. In the U.S. there are no such legal requirements. The adoption of this proposal would put ACS at a competitive disadvantage with similarly situated competitors who do not have such a process in place, and would ultimately have a negative impact on stockholder value. We believe the adoption of this proposal may lead senior executive candidates, motivated by negative perceptions on their compensation promulgated by this process, to consider opportunities at our competitors who do not have a similar practice in place.

Any change requiring stockholders to vote in an advisory capacity on executive compensation, should be done within a legal and regulatory framework that is developed after full analysis of the public policy and economic issues involved, and on a uniform basis for all public companies, as in the United Kingdom. A uniform legal and regulatory framework would reduce the chance that any company would be at a competitive disadvantage. The development of such a legal and regulatory framework would provide an opportunity to deal with such questions as: the international competitive impact of adopting an advisory vote requirement, whether the advisory vote process would work in the U.S. where shareholding is more dispersed than in other countries, the practical and legal issues around discussing compensation decisions with stockholders in advance of annual meetings and many other significant issues.

Adopting the proposal would be premature, unwise and detrimental to ACS's stockholders, given the inequities and uncertainties that would arise from implementation of an advisory vote on a company by company basis, following a model designed for use where the law is applied uniformly and in which the ownership structure of companies differs vastly from that in the U.S. In addition, the concerns raised by this proposal have been addressed by the current design of our compensation philosophy; therefore adopting this proposal is unnecessary and unduly restrictive.

We do not believe the non-binding advisory vote called for in the stockholder proposal will provide any additional information about the compensation of our named executive officers, as the proponent suggests, nor is it in the best interests of our stockholders. In addition, the results of the requested advisory vote cannot be expected to provide the Company with meaningful results, since, even if the stockholders do not ratify compensation decisions, the source of stockholder dissatisfaction will not necessarily be clear, much less what actions the Company should take in response.

The Board and the Compensation Committee are aware of our stockholders' interest in our executive compensation practices, and we exercise care and discipline in determining and disclosing executive compensation. ACS and the Board also continue to make themselves available for direct communication with our stockholders (please see the section entitled "Stockholder Communications" beginning on page 9).

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THE STOCKHOLDER PROPOSAL.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 13, 2007, the record date, certain information with respect to the shares of Class A common stock and the Class B common stock beneficially owned by (i) stockholders known to us to own more than 5% of the outstanding shares of such classes, (ii) each of our directors and Named Executive Officers, and (iii) all of our executive officers and directors as a group.

Name	Amount and Nature of Beneficial Ownership of Class A Common Stock	Percent of Total Shares of Class A Common Stock Owned Beneficially	Amount and Nature of Beneficial Ownership of Class B Common Stock	Percent of Total Shares of Class B Common Stock Owned Beneficially	Percent of Total Shares of Class A and Class B Common Stock Owned Beneficially	Percent of Total Voting Power Owned Beneficially(1)
BENEFICIAL OWNERS OF MORE THAN 5% OF OUR COMMON STOCK						
Capital Group Companies(2) 333 South Hope Street 55th Floor Los Angeles, CA 90071	10,035,633	10.85%	—	—	10.12%	6.33%
Capital Research and Management Company(3) 333 South Hope Street 55th Floor Los Angeles, CA 90071	5,317,500	5.75%	—	—	5.36%	3.35%
Pzena Investment Mgmt.(4) 120 West 45th Street, 20th Floor New York, NY 10036	4,847,463	5.24%	—	—	4.89%	3.06%
SECURITY OWNERSHIP OF MANAGEMENT						
Darwin Deason(5)	2,619,439	2.81%	6,599,372	100%	9.24%	41.59%
Lynn Blodgett(6)	413,500	*	—	—	*	*
Tom Burlin(7)	20,000	*	—	—	*	*
Frank A. Rossi(8)	65,500	*	—	—	*	*
Joseph P. O'Neill(9)	103,120	*	—	—	*	*
J. Livingston Kosberg (10)	18,500	*	—	—	*	*
Dennis McCuistion(11)	14,095	*	—	—	*	*
All Current Executive Officers and Directors as a Group (12 persons)(12)	3,599,797	3.83%	6,599,372	100%	10.13%	41.97%
Named Executive Officers who have resigned since July 1, 2006						
Mark A. King(13)	933,331	*	—	—	*	*
Warren D. Edwards(14)	300,308	*	—	—	*	*
All Current and Listed Former Executive Officers and Directors as a Group(15)	4,833,436	5.08%	6,599,372	100%	11.23%	42.42%

* Less than 1%

(1) In calculating the percent of total voting power, the voting power of shares of Class A common stock (one vote per share) and Class B common stock (ten votes per share) are aggregated. As of April 13, 2007, there were 92,530,441 shares of Class A common stock and 6,599,372 shares of Class B common stock issued and outstanding.

(2) Based on filings by the stockholder with the Securities and Exchange Commission dated February 14, 2007. Such stockholder has indicated that it has sole voting power with respect to 8,168,923 shares and no voting power with respect to the remaining shares and sole investment power with respect to all shares.

(3) Based on filings by the stockholder with the Securities and Exchange Commission dated February 14, 2007. Such stockholder has indicated that it has no voting power with respect to 5,317,500 shares and sole investment power with respect to all shares.

(4) Based on filings by the stockholder with the Securities and Exchange Commission dated February 13, 2007. Such stockholder has indicated that it has sole voting power with respect to 3,326,225 shares and no voting power with respect to the remaining shares and sole investment power with respect to all shares.

(5) The shares of Class A common stock noted in the table include 630,000 shares of Class A common stock which are not outstanding but are subject to options exercisable within sixty days of April 13, 2007; and 6,545 shares owned by Mr. Deason through the ACS Employee Stock Purchase Plan. We have filed a registration statement on Form S-3 with the Securities and Exchange Commission covering 1,504,562 shares of Class A common stock owned by Mr. Deason. See discussion of Mr. Deason's voting rights under the section entitled "Voting Rights of Our Chairman."

(6) Includes 412,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of April 13, 2007.

(7) Includes 20,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of April 13, 2007.

(8) Includes 15,500 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of April 13, 2007.

(9) Includes 75,500 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of April 13, 2007.

(10) Includes 13,500 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of April 13, 2007. All shares are held in the Livingston Kosberg Trust. Mr. Kosberg holds the sole voting power and sole investment power with respect to such shares as Trustee.

(11) Includes 13,500 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of April 13, 2007. All shares are held in the McCuistion and Associates, Inc. Profit Sharing Plan. Mr. McCuistion holds the sole voting power and sole investment power with respect to such shares.

(12) Includes 1,515,900 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of April 13, 2007; 2,335 shares of Class A common stock owned through the ACS 401(k) Plan; and 12,953 shares of Class A common stock owned through the ACS Employee Stock Purchase Plan.

(13) Includes 838,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of April 13, 2007; 46,875 shares of Class A common stock owned through King Partners, Ltd., for which Mr. King holds the sole voting and investment power as manager of the general partner; 9,378 shares of Class A common stock owned by Mr. King's spouse, to which Mr. King disclaims beneficial ownership; 2,343 shares of Class A common stock owned through the ACS 401(k) Plan; and 5,986 shares of Class A common stock owned by Mr. King through the ACS Employee Stock Purchase Plan. Mr. King resigned as a director and our President and Chief Executive Officer effective as of November 26, 2006.

(14) Includes 295,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of April 13, 2007; and 434 shares owned through the ACS 401(k) Plan. Mr. Edwards resigned as our Executive Vice President and Chief Financial Officer effective as of November 26, 2006.

(15) Includes 2,648,900 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of April 13, 2007; 5,112 shares of Class A common stock owned through the ACS 401(k) plan; and 18,939 shares of Class A common stock owned through the ACS Employee Stock Purchase Plan.

Deason Voting Agreement

During fiscal year 2006 the Board of Directors authorized a modified "Dutch Auction" tender offer (the "Tender Offer") to purchase up to 55.5 million shares of our Class A common stock. That Tender Offer was completed in March 2006 and 7.4 million shares of Class A common stock were purchased in the Tender Offer. In connection with the Tender Offer, Mr. Deason entered into a Voting Agreement with the Company dated February 9, 2006 (the "Voting Agreement") in which he agreed to limit his ability to cause the additional voting power he would hold as a result of the Tender Offer to affect the outcome of any matter submitted to the vote of the stockholders of the Company after consummation of the Tender Offer. Mr. Deason agreed that to the extent his voting power immediately after the Tender Offer increased above the percentage amount of his voting power immediately prior to the Tender Offer, Mr. Deason would cause the shares representing such additional voting power (the "Excess Voting Power") to appear, not appear, vote or not vote at any meeting or pursuant to any consent solicitation in the same manner, and in proportion to, the votes or actions of all stockholders including Mr. Deason whose Class A and Class B shares shall, solely for the purpose of proportionality, be counted on a one for one vote basis (even though the Class B shares have ten votes per share).

As the result of the purchase of 7.4 million shares of Class A common stock in the Tender Offer, Mr. Deason's percentage increase in voting power above the percentage amount of his voting power immediately prior to the Tender Offer was approximately 1.5%.

The Voting Agreement will have no effect on shares representing the approximately 36.7% voting power of the Company held by Mr. Deason prior to the Tender Offer, which Mr. Deason will continue to have the right to vote in his sole discretion, or on any increase in his voting percentage as a result of any share repurchases by the Company. The Voting Agreement also does not apply to any Class A shares that Mr. Deason may acquire after the Tender Offer through his exercise of stock options, open market purchases or in any future transaction that we may undertake (including any increase in voting power related to any Company share repurchase program). Other than as expressly set forth in the Voting Agreement, Mr. Deason continues to have the power to exercise all rights attached to the shares he owns, including the right to dispose of his shares and the right to receive any distributions thereon.

The Voting Agreement will terminate on the earliest of (i) the mutual agreement of the Company (authorized by not less than a majority of the vote of the then independent and disinterested directors) and Mr. Deason, (ii) the date on which Mr. Deason ceases to hold any Excess Voting Power, as calculated in the Voting Agreement, or (iii) the date on which all Class B shares are converted into Class A shares.

Mr. Deason and a special committee of the Board of Directors have not reached an agreement regarding the fair compensation to be paid to Mr. Deason for entering into the Voting Agreement. However, whether or not Mr. Deason and our special committee are able to reach agreement on compensation to be paid to Mr. Deason, the Voting Agreement will remain in effect.

This summary of the Voting Agreement is qualified in its entirety by the terms of the Voting Agreement, which is filed as Exhibit 9.1 to our Quarterly Report on Form 10-Q filed February 9, 2006.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who beneficially own more than 10% of our outstanding common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock held by such persons within a specified period of time. These persons are also required to furnish us with copies of all forms they file under this regulation. To our knowledge, based solely on a review of the copies of such reports furnished to us, as well as written representations from certain reporting persons in connection with filings that have or have not been made by them in connection with Section 16(a), and without further inquiry, all required forms were filed on time, except that William L. Deckelman, Jr., our Executive Vice President, General Counsel and Corporate Secretary, filed a Form 4 on February 1, 2006 with respect to the transfer of 1,904 shares on August 22, 2005, which transfer occurred as the result of a change in investment options made by Mr. Deckelman in the Company's 401(k) Plan.

BUSINESS EXPERIENCE OF EXECUTIVE OFFICERS

Other than Messrs. Deason, Blodgett and Rexford, who are standing for election to the Board of Directors and whose business experience is summarized in this proxy statement under Proposal 1 beginning on page 3, the following is a summary of the business experience of our executive officers:

Tom Burlin, age 49, has served as Chief Operating Officer — Government Solutions Group since December 2006. Prior to that, Mr. Burlin served as Executive Vice President and Group President — Government Solutions Group from June 2005. From July 1979 to May 2005, Mr. Burlin was employed by International Business Machines Corporation, most recently as their General Manager and Partner — US Federal and Global Government.

William L. Deckelman, Jr., age 49, has served as Executive Vice President, Corporate Secretary and General Counsel since March 2000. From March 2000 until September 2003 Mr. Deckelman served as one of our directors. From May 1995 to March 2000 Mr. Deckelman was in private law practice, and was a stockholder in the law firm of Munsch Hardt Kopf & Harr, P.C. in Austin, Texas from January 1996 until March 2000. Previously, Mr. Deckelman served as our Executive Vice President, Secretary and General Counsel from November 1993 until May 1995 and as our Senior Vice President, Secretary and General Counsel from February 1989 through November 1993.

Kevin Kyser, age 40, has served as Executive Vice President, Finance and Accounting since March 2007. Prior to that time Mr. Kyser served in the following capacities — Senior Vice President, Chief Financial Officer — Commercial Group from April 2006 to March 2007; as Senior Vice President, Investor Relations from October 2001 to April 2006; and Vice President, Corporate Controller from April 1997 to October 2001. In addition to six years of industry experience, Mr. Kyser served for approximately three years on the audit staff of KPMG.

Ann Vezina, age 44, has served as Chief Operating Officer — Commercial Solutions Group since December 2006. Prior thereto, Ms. Vezina served as a Managing Director, Business Process Solutions from May 2003 to March 2006, and as Executive Vice President and Group President — Commercial Solutions Group from March 2006. From July 1985 until May 2003, Ms. Vezina served in various capacities with Electronic Data Systems and was a Client Sales Manager at the time she departed EDS in May 2003.

DIRECTOR AND EXECUTIVE COMPENSATION

Director's Compensation

Directors who are employees of ACS receive no compensation for their services as a Director. In fiscal year 2006, our non-management Directors were eligible to receive the following compensation for their services:

Fiscal Year 2006		
• Independent Director Annual Retainer	$	45,000
• Lead Independent Director Annual Retainer	$	15,000
• Audit Committee Chair Annual Retainer	$	15,000
• Nominating & Corporate Governance Committee Chair Annual Retainer	$	5,000
• Compensation Committee Chair Annual Retainer	$	5,000
• Board Meeting (in person)	$	2,000
• Board Meeting (telephonic)	$	1,000
• Audit Committee Meeting (in person)	$	2,000
• Audit Committee Meeting (telephonic)	$	1,000
• Annual Stock Option Grant		7,500 shares
• Initial Stock Option Grant		20,000 shares

In fiscal year 2006, a payment of $75,000 was made to Mr. O'Neill and payments of $60,000 each were made to Messrs. Rossi, Kosberg and McCuistion in recognition of the time and effort expended by them as members of the special committee, and in Mr. O'Neill's case, as chairman of that committee, in evaluating the unsolicited discussions with a group of private equity investors regarding a possible sale of the Company.

Based on a study performed by an independent consultant, the Compensation Committee has recommended and the Board has approved the same levels of compensation for our non-management directors in fiscal year 2007. On January 22, 2007, the Board of Directors, on recommendation of the Compensation Committee, approved an increase in the Initial Stock Option Grant from 20,000 shares to 40,000 shares to enable us to attract the quality of individuals that the Board is seeking to serve as independent directors.

Mr. O'Neill currently holds options to purchase an aggregate of 92,500 shares of our Class A common stock, of which 75,500 of such options are vested and exercisable as of the record date. Mr. Rossi currently holds options to purchase 32,500 shares of our Class A common stock, of which 15,500 of such options are vested and exercisable as of the record date. Mr. Kosberg currently holds options to purchase an aggregate of 32,500 shares of our Class A common stock, 13,500 of which are vested and exercisable as of the record date. Mr. McCuistion currently holds options to purchase an aggregate of 32,500 shares of our Class A common stock, 13,500 of which are vested and exercisable as of the record date. Mr. Holland currently holds options to purchase an aggregate of 40,000 shares of our Class A common stock, none of which are vested and exercisable as of the record date.

Pursuant to our Executive Benefit Plan, as amended, directors are also eligible for reimbursement up to $1,000 annually for any physical examination for the director performed by a designated physician or other licensed physician of their choice.

Summary of Named Executive Officers' Cash and Other Compensation

The following table sets forth certain information regarding compensation paid for all services rendered to us in all capacities during fiscal years 2006, 2005, and 2004 by our chief executive officer, our four other of our most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, based on salary and bonuses earned during fiscal year 2006 and our former CEO who resigned during fiscal year 2006 (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation — Awards		Long-Term Compensation — Payouts	
Name and Principal Position	Year	Salary($)	Bonus ($)	Other Annual Compensation ($) (1)	Restricted Stock Award(s) ($) (2)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($) (3)	All Other Compensation ($)
Darwin Deason	2006	845,447	—	252,102(4)	—	—	—	6,884(5)
Chairman of the Board	2005	803,982	1,058,989	161,791	—	—	—	6,102
	2004	779,470	1,733,327	154,278	—	300,000	—	5,500
Mark A. King	2006	687,316	—	65,814(7)	—	—	—	4,030(8)
President & Chief	2005	550,000	507,114	—	—	375,000	—	3,719
Executive Officer(6)	2004	550,000	856,134	—	—	100,000	—	3,598
Lynn Blodgett	2006	554,998	—	—	—	—	—	1,209(10)
Executive Vice	2005	450,000	355,639	—	—	300,000	—	875
President and Chief	2004	375,000	500,338	—	—	100,000	—	644
Operating Officer(9)								
Warren D. Edwards	2006	470,243	—	—	—	—	—	3,195(12)
Executive Vice	2005	450,000	237,092	—	—	200,000	—	3,359
President and Chief	2004	350,000	466,982	—	—	75,000	—	3,051
Financial Officer(11)								
Tom Burlin	2006	350,000	150,000	—	—	—	—	663(13)
Executive Vice	2005	13,462	50,000	—	—	100,000	—	—
President and Group	2004	—	—	—	—	—	—	—
President — Government								
Solutions								
Former Officer:								
Jeffrey A. Rich	2006	793,470	—	22,576,186(15)	—	—	—	5,793(16)
Chief Executive Officer(14)	2005	750,000	790,308	160,364	—	500,000	—	5,430
	2004	750,000	1,334,235	150,363	—	—	—	4,158

(1) As permitted by SEC rules, this column excludes perquisites and other personal benefits for the Named Executive Officer if the total incremental cost in a given year did not exceed the lesser of $50,000 or 10% of such officer's combined salary and bonus for that year. Other Annual Compensation includes medical, auto, and tax and estate planning perquisites as well as non-business use of corporate aircraft. In proxy statements for fiscal year 2004 (and prior years) we reported non-business use of corporate aircraft using the Standard Industry Fare Level (SIFL) tables published by the Internal Revenue Service. The SIFL tables are used to determine the amount of compensation income that is imputed to the executive for tax purposes for non-business use of corporate aircraft. The SEC requires that we use a methodology based on the incremental cost to us of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar/parking costs and other similar variable costs to determine the cost of non-business use of corporate aircraft. Compensation related to non-business use of corporate aircraft reflected in this table for fiscal year 2004 has been adjusted based on this methodology. Since the corporate aircraft are primarily used for business travel, we do not include the fixed costs that do not change based on usage, such as pilots' salaries, the purchase costs of any company-owned aircraft, and the cost of maintenance not related to trips. For this table we have recalculated the incremental cost of non-business use of corporate aircraft for all named executives in previously reported years using the new methodology.

(2) We did not grant any restricted stock awards or stock appreciation rights ("SARs") to the Named Executive Officers during fiscal years 2006, 2005 or 2004.

(3) We did not grant any long-term incentive plan payouts to the Named Executive Officers during fiscal years 2006, 2005 or 2004.

(4) Represents $199,887 in non-business use of corporate aircraft, $9,073 in auto expense and $43,142 in medical costs. We maintain an overall security program for our Chairman of the Board and company founder, Mr. Deason, due to business-related security concerns. Mr. Deason is provided with security systems and equipment as well as security advice and personal protection services. The cost of these systems and services are incurred as a result of business-related concerns and are not maintained as perquisites or otherwise for the personal benefit of Mr. Deason. As a result, we have not included such costs in the column "Other Annual Compensation," but rather note them here as follows: $477,364 for 2006, $483,880 for 2005, and $381,378 for 2004. With regard to the personal protection services, other executive officers and members of our Board of Directors receive the incidental benefit of these services when attending a meeting or other function at which Mr. Deason is also present; such incidental benefit has not been calculated or allocated for purposes of this table.

(5) Represents $6,884 in life insurance premiums.

(6) Mr. King was named our President and Chief Executive Officer effective as of September 29, 2005. Mr. King's annual base salary for fiscal year 2006 was $750,000 effective October 1, 2005. Mr. King resigned as a director and President and Chief Executive Officer effective as of November 26, 2006.

(7) Represents $34,556 in non-business use of corporate aircraft; $22,186 in medical costs; and $9,072 in LTD insurance premiums.

(8) Represents $2,750 in matching 401(k) payments and $1,280 in life insurance premiums.

(9) Mr. Blodgett was named our Executive Vice President and Chief Operating Officer effective as of September 29, 2005, and our President and Chief Executive Officer effective as of November 26, 2006. Mr. Blodgett's annual base salary for fiscal year 2006 was $600,000 effective October 1, 2005.

(10) Represents $1,209 in life insurance premiums.

(11) Mr. Edwards resigned as Executive Vice President and Chief Financial Officer effective as of November 26, 2006.

(12) Represents $2,750 in matching 401(k) payments and $445 in life insurance premiums.

(13) Represents $663 in life insurance premiums.

(14) Mr. Rich resigned as a director and Chief Executive Officer effective as of September 29, 2005.

(15) Represents $22,453,613 from stock option repurchases and termination payments (See discussion in the section entitled "Severance Agreements with Executive Officers"); $101,689 in non-business use of corporate aircraft; $10,762 in medical costs; and $10,122 in LTD insurance premiums.

(16) Represents $4,698 in matching 401(k) payments and $1,095 in life insurance premiums.

There were no stock options or SARs granted during the fiscal year ended June 30, 2006 to the Named Executive Officers. There were no stock options or SARs granted to Mr. Rich prior to his resignation as a director and our Chief Executive Officer effective as of September 29, 2005. As discussed in detail in the section entitled "DIRECTOR AND EXECUTIVE COMPENSATION" below, all unvested options held by Mr. Rich as of September 29, 2005 were terminated.

At its May 2006 Board Meeting, our directors adopted a new policy regarding stock option grants, which policy was reviewed and restated by the directors in January 2007. That policy provides that all future proposed stock option grants to employees will be considered by the Compensation Committee at a formal meeting. A formal meeting to approve option grants to employees will be held on August 15th of each year. A formal meeting to approve option grants to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition will be held on the day prior to or the day of the regularly scheduled quarterly board meeting. The date of the formal meeting at which a grant is approved shall be the option grant date. Minutes of those meetings will be retained in the Compensation Committee records. All future proposed grants to directors, who are not employees, will be considered by the Board of Directors at a formal meeting. A formal meeting to approve annual grants to directors who are not employees will be made at the first regularly scheduled board meeting following August 15th of each year. If a new director is added to the Board, an initial grant of stock options may be made at that time by the Board. The minutes of the Board meeting will reflect the action taken by the Board with respect to the option grants considered. The exercise price for each approved grant shall not be less than the fair market value of a share of the Company's Class A Common Stock on the date of grant which shall be determined by reference to the closing price for such stock on such date on the New York Stock Exchange. If the Compensation Committee meeting occurs on a weekend or national holiday, the exercise price for that grant will be the closing price of the Company's Class A Common Stock on the last trading day immediately preceeding the date of the Compensation Committee meeting.

Because of the investigation into our stock option grant practices, we were unable to timely file our Annual Report on Form 10-K/A and our Annual Meeting of Stockholders was delayed, and the regularly scheduled meeting of our Board of Directors that was to have occurred in November 2006 was focused solely on stock option investigation matters and any other matters for consideration were deferred. Under our stock option granting policy, the day prior to or the day of that regularly scheduled November 2006 Board meeting, the Compensation Committee could have granted options to new hires, employees receiving a grant in connection with a promotion, or persons who became ACS employees as a result of an acquisition. On the morning of December 9, 2006, the Compensation Committee met to discuss whether options, which were now available under the 1997 Stock Incentive Plan, should be granted to new hires, employees receiving a grant in connection with a promotion, or persons who became ACS employees as a result of an acquisition. After consideration of the fact that options would have been granted in November, if the regularly scheduled Board meeting had not deferred consideration of matters other than the stock option investigation, the Compensation Committee met on December 9, 2006 and, as a result of their actions at that meeting, a grant of 692,000 shares was made to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition, with such grants including 140,000 shares to Lynn Blodgett, who had been promoted to President and Chief Executive Officer; 75,000 shares to John Rexford who had been promoted to Executive Vice President and Chief Financial Officer and named a director; and 100,000 shares each to Ms. Vezina and Mr. Burlin. These grants were in recognition of their recent promotions to Chief Operating Officers of the Commercial and Government Segments, respectively, and had been approved by the Compensation Committee on August 15, 2006 but were deferred until shares were available for grant.

The following table provides information related to options exercised by the Named Executive Officers during fiscal year 2006 and the number and value of options held at fiscal year end. We do not have any SARs outstanding.

AGGREGATED OPTION/SAR EXERCISES IN FISCAL YEAR 2006 AND JUNE 30, 2006 OPTION/SAR VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options/SARs at June 30, 2006 (#)(2)		Value of Unexercised in-the-Money Options/SARs at June 30, 2006 ($) (2)(3)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Darwin Deason	—	—	360,000	690,000(4)	$ 5,709,600	$12,071,213
Mark A. King(5)	—	—	703,000	440,000	16,155,805	2,045,800
Lynn Blodgett	—	—	302,600	344,400	5,331,670	1,330,480
Warren D. Edwards(6)	—	—	230,000	225,000	4,005,575	818,350
Tom Burlin	—	—	20,000	80,000	16,000	64,000
Former Officer:						
Jeffrey A. Rich(7)	610,000	18,353,613	—	—	—	—

(1) Represents the value realized upon exercise calculated as the number of options exercised times the difference between the actual stock trading price on the date of exercise and the exercise price.

(2) We do not have any SARs outstanding.

(3) Represents the value of unexercised options calculated as the number of unexercised options times the difference between the closing price at June 30, 2006 of $51.61 and the exercise price.

(4) Of these options, 450,000 have been designated as integrated stock options to fund Mr. Deason's Supplemental Executive Retirement Agreement.

(5) Mr. King resigned as a director and President and Chief Executive Officer effective as of November 26, 2006. See discussion in the section entitled "Severance Agreements with Executive Officers" below.

(6) Mr. Edwards resigned as Executive Vice President and Chief Financial Officer effective as of November 26, 2006. See discussion in the section entitled "Severance Agreements with Executive Officers" below.

(7) Mr. Rich resigned as a director and Chief Executive Officer effective as of September 29, 2005. See discussion in the section entitled "Severance Agreements with Executive Officers" below.

Mr. Deason's Supplemental Executive Retirement Agreement and Employment Agreement

In December 1998, we entered into a Supplemental Executive Retirement Agreement with Mr. Deason, which was amended in August 2003 to conform the normal retirement date specified therein to our fiscal year end next succeeding the termination of the Employment Agreement between Mr. Deason and us. The normal retirement date under the Supplemental Executive Retirement Agreement was subsequently amended in June 2005 to conform to the termination date of the Employment Agreement with the exception of the determination of any amount deferred in taxable years prior to January 1, 2005 for purposes of applying the provisions of the American Jobs Creation Act of 2004 and the regulations and interpretive guidance published pursuant thereto (the "AJCA"). Pursuant to the Supplemental Executive Retirement Agreement, which was reviewed and approved by the Board of Directors, Mr. Deason will receive a benefit upon the occurrence of certain events equal to an actuarially calculated amount based on a percentage of his average monthly compensation determined by his monthly compensation during the highest thirty-six consecutive calendar months from among the 120 consecutive calendar months ending on the earlier of his termination of employment or his normal retirement date. The amount of this benefit payable by us will be offset by the value of particular options granted to Mr. Deason (including 150,000 shares covered by options granted in October 1998 with an exercise price of $11.53 per share and 300,000 shares granted in August 2003 with an exercise price of $44.10). To the extent that we determine that our estimated actuarial liability under the Supplemental Executive Retirement Agreement exceeds the "in the money" value of such options, such deficiency would be reflected in our results of operations as of the date of such determination. In the event that the value of the options granted to Mr. Deason exceeds the benefit, such excess benefit would accrue to Mr. Deason and we would have no further obligation under the Supplemental Executive Retirement Agreement. The percentage applied to the average monthly compensation is 56% for benefit determinations made on or any time after May 18, 2005. The events triggering the benefit are retirement, total and permanent disability, death, resignation, and change in control or termination for any reason other than cause. The benefit will be paid in a lump sum or, at the election of Mr. Deason, in monthly installments over a period not to exceed ten years. We have estimated that our obligation with respect to Mr. Deason under the Supplemental Executive Retirement Agreement was approximately $8.2 million at June 30, 2006 and will be $18.2 million at May 18, 2011 (based on the normal retirement date under the Supplemental Executive Retirement Agreement but excluding the implications of the AJCA). The value (the excess of the market price over the option exercise price) of the options at March 31, 2007 was $11.5 million, which was $2.3 million in excess of the estimated liability of $9.2 million at March 31, 2007. If the payment is caused by a change in control and at such time Mr. Deason would be subject to an excise tax under the Code with respect to the benefit, the amount of the benefit will be grossed-up to offset this tax.

Effective as of February 16, 1999, we also entered into an Employment Agreement with Mr. Deason. The Employment Agreement, which was previously reviewed and approved by the Board of Directors and replaced an earlier severance agreement, has a term that currently ends on May 18, 2011, provided that such term shall automatically be extended for an additional year on May 18 of each year, unless thirty (30) days prior to May 18 of any year, Mr. Deason gives notice to us that he does not wish to extend the term or our Board of Directors (upon a unanimous vote of the directors, except for Mr. Deason) gives notice to Mr. Deason that it does not wish to extend the term. The Company requested and Mr. Deason agreed that the notice date under the Employment Agreement in 2007 shall be July 17, 2007. The Employment Agreement provides annual adjustments to Mr. Deason's base salary by a percentage equal to the average percentage adjustments to the annual salaries of our top five executive officers (excluding promotions). The Employment Agreement also provides for an annual bonus based on the achievement of financial goals set for Mr. Deason by the Compensation Committee. This bonus can be up to 250% of Mr. Deason's base salary for that year, which is consistent with the bonus percent Mr. Deason has been eligible to receive since 1996. In addition, the Employment Agreement provides for severance benefits for Mr. Deason upon a change of control and for supplemental retirement benefits for Mr. Deason, which are in addition to the benefits under the aforementioned Supplemental Executive Retirement Agreement. The severance benefit to be received by Mr. Deason upon a change in control event includes a lump sum payment, equal to (a) the number of years (including partial years) remaining under his Employment Agreement times the sum of (i) his per annum base salary at the time of the change in control, plus (ii) the greater of (x) his bonus for the immediately preceding fiscal year or (y) the average of his bonus for the immediately preceding two fiscal years, plus (b) his target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year. If a change in control event under the Employment Agreement occurred on March 31, 2007, then Mr. Deason would have been paid a severance benefit of approximately $7.7 million. Among other things, the Employment Agreement also provides that we will, up to three years following the change in control event under the Employment Agreement, continue to provide Mr. Deason with medical, dental, life insurance, disability and accidental death and dismemberment benefits at the highest level provided to Mr. Deason prior to the change in control.

Severance Agreements for Executive Officers

We have entered into severance agreements with each of our executive officers, which upon the occurrence of certain events, will entitle such executive officer to receive a severance benefit. Under the severance agreements, one of the conditions to payment of the severance benefit is that one of the following corporate events must occur: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that our holders of common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; or (iii) we adopt or implement a plan or proposal for our liquidation. Each such executive officer shall be entitled to receive the severance benefit upon consummation of any corporate event. The executive's right to receive the severance benefit also accrues if a person or entity (other than one or more trusts established by us for the benefit of our employees or a person or entity that holds 15% or more of our outstanding common stock on the date the particular severance agreement was entered into) becomes the beneficial owner of 15% or more of our outstanding common stock, or if during any period of 24 consecutive months there is a turnover of a majority of the Board of Directors. There shall be excluded from the determination of the turnover of directors: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of our Board of Directors since January 1, 2004, (ii) a member of the board who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, and (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office.

The severance benefit to be received by each such executive officer (and to one current employee who is a former executive officer) generally includes a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the executive's bonus (or average commission payment, as applicable) for the preceding fiscal year (or if employed for less than one year, the bonus such executive officer would have received if employed for all of the preceding fiscal year), plus (b) the executive's target bonus (or average commission payment, as applicable) for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year. The following table provides information related to the lump sum payment that would be paid to each of the Named Executive Officers and our executive officers (and the one former executive officer) as a group, if one of the corporate events that would cause payment of the severance benefit occurred in fiscal year 2007 on March 31, 2007.

Name and Position	Severance Benefit
Darwin Deason Chairman of the Board	(1)
Lynn Blodgett President and Chief Executive Officer	$ 3,105,000(2)
John H. Rexford Executive Vice President and Chief Financial Officer	$ 3,150,828(3)
Tom Burlin Chief Operating Officer, Government Solutions Group	$ 2,377,500(4)
All Eligible Current and Former Executive Officers (6 persons)	$14,550,209
Former Officer:	
Jeffrey A. Rich Former Chief Executive Officer	(5)
Mark A. King Former President and Chief Executive Officer	(2)(6)
Warren D. Edwards Former Executive Vice President and Chief Financial Officer	(2)(7)

(1) Mr. Deason is not party to a severance agreement. See discussion of "Mr. Deason's Supplemental Executive Retirement Agreement and Employment Agreement" above.

(2) None of these executive officers received a bonus in fiscal year 2006 and no amount has been included in the severance payment for purposes of this table.

(3) Mr. Rexford's severance benefit is calculated based on average commissions paid and the maximum amount payable to him under the Special Executive FY07 Bonus Plan. On April 19, 2007, Mr. Rexford's Severance Agreement was amended to provide that his future severance benefit will be based on payments made under our incentive compensation bonus plans.

(4) Mr. Burlin received a discretionary bonus of $150,000 in fiscal year 2006 and that amount has been included in this calculation.

(5) Mr. Rich resigned as a director and our Chief Executive Officer effective as of September 29, 2005. His Severance Agreement was terminated at the date of his departure and he will not receive any severance payment.

(6) Mr. King resigned as a director and President and Chief Executive Officer effective as of November 26, 2006. His severance agreement was terminated at the date of his departure and he will not receive any severance payment.

(7) Mr. Edwards resigned as a director and Executive Vice President and Chief Financial Officer effective as of November 26, 2006. His severance agreement was terminated at the date of his departure and he will not receive any severance payment.

In addition, the severance agreements provide that we will, up to three years following the executive's termination of employment, continue to (i) pay insurance benefits to the executive until the executive secures employment that provides replacement insurance and (ii) provide insurance benefits to the executive to the extent any new insurance the executive receives from a subsequent employer does not cover a pre-existing condition. Also, when determining any executive's eligibility for post-retirement benefits under any welfare benefit plan, the executive shall be credited with three years of participation and age credit. The executive is also entitled to receive additional payments to compensate for the effect of excise taxes imposed under Section 4999 of the Code and any interest or penalties associated with these excise taxes upon payments made by us for the benefit of the executive.

These severance agreements may be terminated by us with one year advance written notice; however, if a corporate event is consummated prior to termination by us, then these agreements will remain in effect for the time necessary to give effect to the terms of the agreements.

Departure of Executive Officers

On November 26, 2006, Mark A. King resigned as our President, Chief Executive Officer and as a director. In connection therewith, on November 26, 2006 we and Mr. King entered into a separation agreement (the "King Agreement"). The King Agreement provides, among other things, that Mr. King will remain with us as an employee providing transitional services until June 30, 2007. In addition, under the terms of the King Agreement, all unvested stock options held by Mr. King have been terminated as of November 26, 2006, excluding options that would have otherwise vested prior to August 31, 2007 which will be permitted to vest on their regularly scheduled vesting dates provided that Mr. King does not materially breach certain specified provisions of the King Agreement. In accordance with the King Agreement, the exercise price of Mr. King's vested stock options were increased to an amount equal to the fair market value of the stock on the correct accounting measurement date as determined in conjunction with the audit of our financial statements for the fiscal year ending June 30, 2006 and the exercise price of certain vested options were further increased by the amount by which the aggregate exercise price of stock options previously exercised by Mr. King would have been increased had the stock options not been previously exercised. Mr. King's vested options, if unexercised, will expire no later than June 30, 2008. The King Agreement also subjects Mr. King to non-competition and non-solicitation covenants until December 31, 2009. In addition, the King Agreement provides that Mr. King's severance agreement with us is terminated, Mr. King's salary will be reduced during the transition period and Mr. King will not be eligible to participate in our bonus plans, and Mr. King will be eligible to receive certain of our provided health benefits through December 31, 2009.

On November 26, 2006, Warren D. Edwards resigned as our Executive Vice President and Chief Financial Officer. In connection therewith, on November 26, 2006 we and Mr. Edwards entered into a separation agreement (the "Edwards Agreement"). The Edwards Agreement provides, among other things, that Mr. Edwards will remain with us as an employee providing transitional services until June 30, 2007. In addition, under the terms of the Edwards Agreement, all unvested stock options held by Mr. Edwards have been terminated as of November 26, 2006, excluding options that would have otherwise vested prior to August 31, 2007 which will be permitted to vest on their regularly scheduled vesting dates provided that Mr. Edwards does not materially breach certain specified provisions of the Edwards Agreement. In accordance with the Edwards Agreement the exercise price of Mr. Edwards' vested stock options were increased to an amount equal to the fair market value of the stock on the correct accounting measurement date as determined in conjunction with the audit of our financial statements for the fiscal year ending June 30, 2006. Mr. Edwards' vested options, if unexercised, will expire no later than June 30, 2008. The Edwards Agreement also subjects Mr. Edwards to non-competition and non-solicitation covenants until December 31, 2009. In addition, the Edwards Agreement provides that Mr. Edwards' severance agreement with us is terminated, Mr. Edwards' salary will be reduced during the transition period and Mr. Edwards will not be eligible to participate in our bonus plans, and Mr. Edwards will be eligible to receive certain of our provided health benefits through December 31, 2009.

On September 29, 2005, we entered into an agreement with Mr. Jeffrey A. Rich, which, among other things, provided the following: (i) Mr. Rich remained on our payroll and was paid his current base salary (of $820 thousand annually) through June 30, 2006; (ii) Mr. Rich was not eligible to participate in our performance-based incentive compensation program in fiscal year 2006; (iii) we purchased from Mr. Rich all options previously granted to Mr. Rich that were vested as of the date of the Agreement in exchange for an aggregate cash payment, less applicable income and payroll taxes, equal to the amount determined by subtracting the exercise price of each such vested option from $54.08 per share and all such vested options were terminated and cancelled; (iv) all options previously granted to Mr. Rich that were unvested as of the date of the agreement were terminated (such options had an in-the-money value of approximately $4.6 million based on the closing price of our stock on the New York Stock Exchange on September 29, 2005); (v) Mr. Rich received a lump sum cash payment of $4.1 million; (vi) Mr. Rich will continue to receive executive benefits for health, dental and vision through September 30, 2007; (vii) Mr. Rich also received limited administrative assistance through September 30, 2006; and (viii) in the event Mr. Rich establishes an M&A advisory firm by January 1, 2007, we will retain such firm for a two year period from its formation for $250 thousand per year plus a negotiated success fee for completed transactions. The agreement also contains certain standard restrictions, including restrictions on soliciting our employees for a period of three years and soliciting our customers or competing with us for a period of two years. On June 9, 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by Mr. Rich. The agreement terminates on May 31, 2008, during which time we will pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We have paid approximately $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

Executive Benefit Plan and Long-Term Disability Benefits

Each of our executive officers is also eligible to participate in our Executive Benefit Plan, as amended. The Executive Benefit Plan provides the following benefits: (1) reimbursement of premiums, deductibles, co-payments, co-insurance and other certain plan exclusions incurred by their participation in our basic group health plan (including dependents) will be paid at 100% up to $25,000 and those expenses in excess of $25,000 will be imputed (effective January 1, 2007); (2) Physical examination expenses will be covered according to the plan's reimbursement guidelines for an employee, spouse or child(ren); (3) estate planning services provided by a designated estate planner up to an initial amount of $25,000 and subsequent annual amounts up to $10,000; and (4) up to $1,000 per year for income tax preparation services by a third-party selected by the executive.

We also provide additional long-term disability coverage for certain of our executive officers in addition to the standard policy provided to each of our employees.

Stock Option Information

The following table summarizes certain information related to our stock option and employee stock purchase plans as of June 30, 2006.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (3)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Initial Column)
Equity Compensation Plans approved by stockholders			
Stock Option Plans	11,638,410(1)	$42.30	3,404,636(2)
Employee Stock Purchase Plan	N/A	N/A	915,936
Equity Compensation Plans not approved by stockholders	—	—	—
Total	11,638,410	$42.30	4,320,572

(1) These plans consist of the 1988 Stock Option Plan and the 1997 Stock Incentive Plan. No additional shares can be issued under the 1988 Stock Option Plan. Upon exercise the holder is entitled to receive Class A common stock.

(2) Under our 1997 Stock Incentive Plan, as authorized by our stockholders pursuant to our November 14, 1997 Proxy Statement, the number of shares of our Class A common stock available for issuance is subject to increase by approval of our Board of Directors pursuant to a formula that limits the number of shares optioned, sold, granted or otherwise issued under the 1997 Stock Incentive Plan to current employees, consultants and non-employee directors to no more than 12.8% of our issued and outstanding shares of common stock. Consequently, any share repurchases reduce the number of options to purchase shares that we may grant under the 1997 Stock Incentive Plan.

(3) Weighted average exercise price of outstanding options, warrants, and rights of $42.30 per share is prior to the repricing of certain options that has occurred or is expected to occur. The repricing of options granted under the 1997 Stock Incentive Plan, that has occurred or is expected to occur, results from our internal investigation of our stock option grant practices, as we have reported in previous public filings. After repricing the options, the weighted average exercise price indicated above will increase, because no option is being repriced to a lower exercise price. The weighted average term of outstanding options, warrants and rights is 6.96 years. The weighted average term will not be effected by the repricing.

The following table summarizes certain information related to our stock option and employee stock purchase plans as of March 31, 2007.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (3)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Initial Column)
Equity Compensation Plans approved by stockholders			
Stock Option Plan	12,802,460(1)	$44.04	494,324(2)
Employee Stock Purchase Plan	N/A	N/A	805,938
Equity Compensation Plans not approved by stockholders	—	—	—
Total	12,802,460	$44.04	1,300,262

(1) This is 1997 Stock Incentive Plan. Upon exercise the holder is entitled to receive Class A common stock.

(2) Under our 1997 Stock Incentive Plan, as authorized by our stockholders pursuant to our November 14, 1997 Proxy Statement, the number of shares of our Class A common stock available for issuance is subject to increase by approval of our Board of Directors pursuant to a formula that limits the number of shares optioned, sold, granted or otherwise issued under the 1997 Stock Incentive Plan to current employees, consultants and non-employee directors to no more than 12.8% of our issued and outstanding shares of common stock. Consequently, any share repurchases reduce the number of options to purchase shares that we may grant under the 1997 Stock Incentive Plan.

(3) Weighted average exercise price of outstanding options, warrants, and rights of $44.04 per share is prior to the repricing of certain options that has occurred or is expected to occur. The repricing of options granted under the 1997 Stock Incentive Plan, that has occurred or is expected to occur, results from our internal investigation of our stock option grant practices, as we have reported in previous public filings. After repricing the options, the weighted average exercise price indicated above will increase, because no option is being repriced to a lower exercise price. The weighted average term of outstanding options, warrants and rights is 6.82 years. The weighted average term will not be effected by the repricing.

Stock Ownership Guidelines

On April 19, 2007 the Board of Directors revised the guideline for stock ownership by its directors and executive officers, which had been originally adopted by the board in September 2003. The Board of Directors may evaluate whether exceptions should be made to the guidelines for any director or executive officer and may from time to time change such guidelines.

The revised policy generally provides as follows:

- Our Chief Executive Officer is required to own, within five (5) years after he or she becomes subject to the guideline, shares of our Class A common stock having a value equal to a minimum of five times his or her annual base salary.
- Our other executive officers are required to own, within five (5) years after he or she becomes subject to the guideline, shares of our Class A common stock having a value equal to a minimum of three times his or her annual base salary.
- Independent directors serving on the Board of Directors are required to own, within three (3) years after they become subject to the guideline, shares of our Class A common stock having a value equal to a minimum of three times their annual retainer.
- Vested options to purchase Class A common stock may be counted as shares owned in determining compliance with the guideline.

Currently, our Chief Executive Officer, other executive officers now subject to the guideline, and our independent directors now subject to the guideline hold a sufficient number of shares to comply with the minimum ownership requirements of the revised policy.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

Our report covers the following topics:

- Role of the Compensation Committee
- Executive Compensation Philosophy
- Principal Components of Executive Compensation Program
- Compensation of the Chief Executive Officer

Role of the Compensation Committee

The Compensation Committee has three primary responsibilities, as follows:

- recommending to the Board of Directors policies and plans concerning the salaries, bonuses and other compensation of our executive officers (including reviewing the salaries of the executive officers and recommending bonuses and other forms of additional compensation for the executive officers);
- compliance with the requirements of Section 162(m) of the Code, with respect to the review of compensation to executive officers whose annual compensation exceeds $1 million so that such amounts may be deductible by us for federal income tax purposes; and
- the grant of all awards under the stock option plans (other than those to independent directors).

Executive Compensation Philosophy

Our general compensation philosophy is that total executive compensation should vary based on our achievement of defined financial and non-financial goals and objectives, both individual and corporate. This philosophy applies more generally to all of our officers and senior management personnel, with the level of variability and amount of compensation at risk rising with the employee's level of responsibility.

- ***Key Objectives***

The Compensation Committee has reviewed current compensation practices and identified the following key strategic compensation design objectives:

- to attract and retain qualified, motivated executives;
- to closely align the financial interests of our executives with both the short and long-term interests of our stockholders;
- to promote equal treatment of all employees; and
- to encourage equity ownership by our executives.

- ***Comparative Review***

The executive compensation program is intended to provide our executive officers with overall levels of compensation that are competitive within the business process and information technology outsourcing industry, as well as within a broader spectrum of companies of similar size and complexity. The Compensation Committee compares our executive officer compensation levels with those of an aggregate of 34 companies broken down in three separate categories as follows: (i) outsourcing industry peers without regard to revenue or market capitalization; (ii) S&P 500 corporations with similar pre-tax profit amounts; and (iii) S&P 500 corporations with similar revenue amounts. These comparative groups fluctuate annually based on performance.

The Compensation Committee also periodically reviews the effectiveness of our overall executive compensation program; this review may include the assistance of an independent consultant that is retained by, and reports directly to, the Compensation Committee.

- ***Maximize Deductibility of Executive Compensation***

Section 162(m) of the Code limits the deductibility of compensation in excess of $1 million paid to certain executives of public companies with the exception of certain "performance-based" compensation. Our goal is to structure as many components of any officers' compensation so that it qualifies as "performance-based" to the extent it is in the best interests of the company and its stockholders. However, certain forms and amounts of compensation may exceed the $1 million deduction limitation from year to year. Based on the rapidly changing nature of the industry, as well as the continued competitive market for outstanding leadership talent, we believe it is appropriate and competitive to provide that compensation, even though it is not fully tax-deductible.

Principal Components of Executive Compensation

The three principal components of our executive compensation program are base salary, annual incentive bonus opportunities and stock options.

- ***Base Salaries***

Each executive officer's base salary is reviewed at least annually and is subject to adjustment on the basis of individual, corporate and, in some instances, business unit performance. Other factors weighed include competitive, inflationary and market survey considerations, as well as salaries for comparable positions, relative levels of responsibility, amount of business experience and future potential.

- ***Incentive Bonus***

Incentive bonus payments for executive officers were based upon the achievement of some or all of the following: consolidated financial criteria (which can include consolidated revenues, consolidated earnings before interest and taxes, consolidated pre-tax earnings, consolidated earnings per share and free cash flow (measured as operating cash flow less capital expenditures and additions to other intangible assets)), and business unit financial criteria. Such criteria and goals are established by our CEO, subject to our approval, at the beginning of each fiscal year. For fiscal year 2006, executive officers were eligible to receive maximum bonuses of between 100% and 250% of salary provided the set goals and criteria were met. During fiscal year 2006, we did not achieve the consolidated financial criteria and our executive officers were not paid any incentive bonus, except discretionary bonuses were paid to each respective COO of Commercial Solutions and Government Solutions in fiscal year 2006.

- ***Stock Incentive Plans***

  We administer the 1997 Stock Plan and, if approved by our stockholders, we will administer the 2007 Equity Plan.

  We approve the individuals eligible to receive grants of options under the 1997 Stock Plan, the type of award granted, the number of shares of Class A common stock subject to the grant and the terms of the grant, including exercise price, exercise date and any restrictions on exercise.

  If approved by our stockholders, we will approve the individuals eligible to receive awards under the 2007 Equity Plan, the type of award, and the terms of the award, including exercise price, exercise date and restrictions on exercise, as applicable.

  The Corporate Governance Guidelines initially adopted by the Board of Directors on September 11, 2003 includes a provision prohibiting re-pricing of stock options. A copy of the current Corporate Governance Guidelines is available on our website at www.acs-inc.com under the Investor Relations and Corporate Governance captions and was previously attached as Appendix A to our definitive proxy statement for our 2005 annual stockholders meeting filed with the Securities and Exchange Commission on October 3, 2005.

Perquisites

The Compensation Committee reviews and approves any perquisites offered to executives. The company offers the Executive Benefit Plan to promote the health and well-being of the executives, maximize the value of the compensation provided by the company and minimize the time that executives spend managing personal affairs. In addition, the company provides additional long-term disability coverage for certain of our executive officers in addition to the standard policy provided to each of our employees. Executives are also provided tax and estate planning services.

Severance Agreements

The company has entered into severance or change-in-control employment agreements with each of its executive officers. Additional information on these and other arrangements with the company's "named executive officers" is set forth under "DIRECTOR AND EXECUTIVE COMPENSATION" above.

CEO Compensation

We determined the base salary, bonus and other compensation for the CEO, based upon the company's financial performance, and upon the contribution, performance, and the pay levels of similarly positioned executives in comparable companies. Evaluation of these factors is subjective, and no fixed, relative weights are assigned to the criteria considered.

Mr. Rich resigned as a director and CEO of the company effective as of September 29, 2005. The agreement regarding compensation and other amounts to be paid to Mr. Rich is set forth in the Proxy in the section entitled "DIRECTOR AND EXECUTIVE COMPENSATION". During fiscal year 2006, Mr. Rich earned a salary of $793,470 and received no cash bonus.

Mr. King was appointed President and CEO of the company as of September 29, 2005. Upon his appointment, Mr. King's annual base salary increased to $750,000 effective October 1, 2005. During fiscal year 2006, Mr. King earned a salary of $687,316. Mr. King did not receive any cash bonus in fiscal year 2006. During fiscal year 2006, Mr. King was not granted any options to purchase shares of our Class A common stock.

We commissioned a study by an independent third party compensation consultant of compensation paid to executives to determine Mr. King's compensation for fiscal year 2007. Based on this study Mr. King's salary was increased to $787,500 on July 1, 2006 and his maximum bonus was targeted at 200% of his salary. Based on this study, Mr. King's salary for fiscal year 2007 was in the 25th percentile for company CEO's in the outsourcing peer group and his bonus for fiscal year 2007, assuming achievement of all of the objective performance criteria on which his bonus was based, was approximately the 50th percentile for company CEO's in the outsourcing peer group.

Pursuant to an Agreement dated November 26, 2006, Mr. King resigned as a director and CEO of the company effective as of November 26, 2006. The agreement regarding compensation and other amounts to be paid during the remainder of fiscal year 2007 to Mr. King is set forth in the Proxy in the section entitled "DIRECTOR AND EXECUTIVE COMPENSATION".

Mr. Blodgett was appointed President and CEO of the company as of November 26, 2006. Mr. Blodgett's annual base salary was increased to $750,000 effective November 26, 2006. Mr. Blodgett's bonus percentage will range from zero to 200% (the same percentage as provided for the CEO for fiscal year 2006). In determining Mr. Blodgett's compensation package for fiscal year 2007, we considered (i) a study by an independent consulting firm engaged by us, of compensation paid to executives in the information technology industry, as well as within a broader spectrum of companies of comparable size and complexity to ACS; (ii) our internal analysis of compensation paid to the company's executive officers, and (iii) the company's positioning in the business process outsourcing marketplace. Mr. Blodgett's salary for fiscal year 2007 is approximately in the 25th percentile for company CEO's in the outsourcing peer group and his bonus for fiscal year 2007, assuming achievement of all of the objective performance criteria on which his bonus is based, is approximately the 50th percentile for company CEO's in the outsourcing peer group.

Submitted by the Compensation Committee
of the Board of Directors:

J. LIVINGSTON KOSBERG (Chairman)
JOSEPH P. O'NEILL
ROBERT B. HOLLAND, III*

---

* Mr. Holland has served as a member of the Compensation Committee only since January 24, 2007, the date of his election to the ACS Board of Directors.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors was comprised of Messrs. Rossi, O'Neill, Kosberg and McCuistion during fiscal year 2006. On January 24, 2007 Mr. Holland was elected as a director and our Audit Committee was reconstituted to consist of three members (Messrs. Rossi, McCuistion and Holland). All of such Audit Committee members are independent as defined in the current New York Stock Exchange listing standards. The Audit Committee has adopted a revised written charter which was approved by the Board of Directors on May 25, 2006. The Audit Committee has reviewed and discussed our audited financial statements with management, which has primary responsibility for the financial statements and management's evaluation and assessment of the effectiveness of internal control over financial reporting. PricewaterhouseCoopers LLP (PwC), our independent registered public accounting firm for fiscal year 2006, is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles and attesting to the assessment of management on the effectiveness of internal control over financial reporting. The Audit Committee has discussed with PwC the financial statement audit, the audit of management's assessment of the effectiveness of internal controls over financial reporting and all other matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended *(Communication With Audit Committees)*. PwC has provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1, as amended *(Independence Discussions With Audit Committees)*, and the Audit Committee discussed PwC's independence with PwC. The Audit Committee also concluded that PwC's provision of non-audit services is compatible with PwC's independence.

Based on the considerations referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K/A for fiscal year 2006 and that PwC be appointed our independent registered public accounting firm for our fiscal year 2007.

Submitted by the Audit Committee
of the Board of Directors:

FRANK A. ROSSI (Chairman)
DENNIS MCCUISTION
ROBERT B. HOLLAND, III*

---

* Mr. Holland has served as a member of the Audit Committee only since January 24, 2007, the date of his election to the ACS Board of Directors. Mr. Holland was not involved in and did not participate in any decision of the Audit Committee prior to the date he joined the Committee, including but not limited to the approval of the Form 10-K/A for the fiscal year ended June 30, 2006.

COMPARISON OF TOTAL CUMULATIVE RETURN FROM JUNE 30, 2001 THROUGH JUNE 30, 2006 OF AFFILIATED COMPUTER SERVICES, INC. CLASS A COMMON STOCK, STANDARD & POOR'S 500 SOFTWARE & SERVICES INDEX AND THE STANDARD & POOR'S 500 STOCK INDEX


400
300
200
100
0
ACS
Standard & Poor's 500 Stock Index
Standard & Poor's 500 Software & Services Index
06/30/01
06/30/02
06/30/03
06/30/04
06/30/05
06/30/06

	06/30/2001	06/30/2002	06/30/2003	06/30/2004	06/30/2005	06/30/2006
ACS	100	132	127	147	142	144
Standard & Poor's 500 Stock Index	100	82	82	97	103	111
Standard & Poor's 500 Software & Services Index	100	64	66	77	77	77

Note: The graph above compares the total cumulative return of our Class A common stock from June 30, 2001 through June 30, 2006 with the Standard & Poor's 500 Software & Services Index and the Standard & Poor's 500 Stock Index.

The graph assumes the investment of $100 on June 30, 2001 and the reinvestment of all dividends. The stock price performance shown on the graph is not necessarily indicative of future stock performance.

THE ABOVE REPORTS OF THE COMPENSATION COMMITTEE AND AUDIT COMMITTEE AND THE STOCK PERFORMANCE GRAPH WILL NOT BE DEEMED TO BE SOLICITING MATERIAL OR TO BE FILED WITH OR INCORPORATED BY REFERENCE INTO ANY FILING BY US UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, EXCEPT TO THE EXTENT THAT WE SPECIFICALLY INCORPORATE SUCH REPORT OR GRAPH BY REFERENCE.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2006, the Compensation Committee was comprised solely of independent directors: Joseph P. O'Neill and J. Livingston Kosberg. On January 24, 2007, Mr. Holland was elected as a director and our Compensation Committee was reconstituted to consist of three independent directors: Messrs. Kosberg, O'Neill and Holland. No member of our Compensation Committee during the fiscal year 2006, or currently, was an employee or officer or former employee or officer of the Company or any of its subsidiaries or had any interest in a transaction or relationship requiring disclosure under Item 404 of Regulation S-K during 2006. None of our executive officers served on the Board of Directors or on the compensation committee of any other entity, for which any executive officers of such other entity served either on our Board or on our Compensation Committee. For information on insider participation, see "Certain Transactions."

CERTAIN TRANSACTIONS

Prior to 2002 we had guaranteed $11.5 million of certain loan obligations owed to Citicorp USA, Inc. by DDH Aviation, Inc., a corporate airplane brokerage company organized in 1997 (as may have been reorganized subsequent to July 2002, herein referred to as "DDH"). Our Chairman, Darwin Deason, owns a majority interest in DDH. In consideration for that guaranty, we had access to corporate aircraft at favorable rates. In July 2002, our Chairman assumed in full our guaranty obligations to Citicorp and Citicorp released in full our guaranty obligations. As partial consideration for the release of our corporate guaranty, we agreed to provide certain administrative services to DDH at no charge until such time as DDH met certain specified financial criteria. In the first quarter of fiscal year 2003, we purchased $1 million in prepaid charter flights at favorable rates from DDH. As of June 30, 2006 and 2005, we had $600,000 and $600,000, respectively, remaining in prepaid flights with DDH. We made no payments to DDH during fiscal years 2006, 2005 and 2004. In the second quarter of fiscal year 2007, we were notified by DDH of their intent to wind down operations; therefore, we recorded a charge of $0.6 million related to the unused prepaid charter flights. We anticipate that the administrative services referenced above will cease prior to June 30, 2007 as a result of the wind down of the DDH operations.

During fiscal years 2006, 2005 and 2004, we purchased approximately $8.8 million, $9.0 million and $6.4 million, respectively, of office products and printing services from Prestige Business Solutions, Inc., a supplier owned by the daughter-in-law of our Chairman, Darwin Deason. These products and services were purchased on a competitive bid basis in substantially all cases. We believe this relationship has allowed us to obtain these products and services at quality levels and costs more favorable than would have been available through alternative market sources.

As discussed in "Severance Agreements for Executive Officers" and in connection with the departure of our former Chief Executive Officer, in June 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by our former Chief Executive Officer, Jeffrey A. Rich. The agreement is for two years during which time we will pay a total of $500,000 for M&A advisory services, payable in equal quarterly installments. We have paid approximately $63,000 related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

We currently employ approximately 58,000 employees and actively recruit qualified candidates for our employment needs. Relatives of our executive officers and other employees are eligible for hire by the Company. We currently have nine employees who receive more than $60,000 in annual compensation who are related to our executive officers, including executive officers who are also directors. These are routine employment arrangements entered into in the ordinary course of business and the compensation of each such family member is commensurate with that of their peers. None of our executive officers have a material interest in any of these employment arrangements. All of these family members are at levels below senior vice president except Thomas Blodgett who is the brother of Lynn Blodgett, President and Chief Executive Officer. Thomas Blodgett is employed as Senior Vice President and Senior Managing Director — Shared Services for our Commercial Solutions Group and earned $636,150 in base salary and bonus compensation. He was not granted any stock options during fiscal year 2006. During a part of fiscal year 2006, Thomas Blodgett reported organizationally to Lynn Blodgett, but all performance evaluations and compensation decisions involving Thomas Blodgett were made exclusively by Mark A. King, our Former President and Chief Executive Officer. Thomas Blodgett now reports to Ann Vezina, Chief Operating Officer — Commercial Solutions Group. The annual compensation (salary and bonus) for the remaining eight employees ranges from approximately $60,000 to $306,307.

STOCKHOLDERS PROPOSALS FOR 2007 ANNUAL MEETING

We currently expect to hold our 2007 Annual Meeting of Stockholders on or around November 8, 2007, and mail the Proxy Statement for that meeting in September 2007, subject to any changes we may make. If any of our stockholders intends to present a proposal for consideration at the 2007 Annual Meeting of Stockholders, including the nomination of directors, such stockholder must provide notice to us of such proposal.

The expected date of our 2007 Annual Meeting of Stockholders has been changed by more than 30 days from the date of our 2006 Annual Meeting of Stockholders. Pursuant to Rule 14a-8 of the Exchange Act and in accordance with Section 8(c) of our Bylaws, respectively, our Board of Directors has made an affirmative determination of (i) a reasonable deadline for timely submission under Rule 14a-8 and (ii) a reasonable deadline by which stockholders must provide notice of a proposal to us under our Bylaws. Stockholder proposals for the 2007 Annual Meeting of Stockholders, including those that will not be included in the proxy statement and form of proxy distributed by the Board of Directors, must be received no sooner than May 17, 2007, but not later than June 7, 2007, which the Board has determined constitutes a reasonable deadline for timely submission of proposals under Rule 14a-8 and separately constitutes a reasonable time for stockholders to provide notice to us under our Bylaws. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the Securities and Exchange Commission relating to the exercise of discretionary voting authority with respect to proxies. Stockholder proposals must be sent to our principal executive offices, 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary. In addition, stockholders who wish to have their nominees for election to the Board of Directors considered by the Nominating and Corporate Governance Committee must comply with the requirements set forth on page 8 of this proxy statement.

HOUSEHOLDING OF STOCKHOLDER DOCUMENTS

We may send a single set of stockholder documents to any household at which two or more stockholders reside. This process is called "householding." This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call our Investor Relations Group at the following address or phone number: Affiliated Computer Services, Inc., Investor Relations, telephone number 214-841-8281.

By Order of the Board of Directors

William L. Deckelman, Jr.
Corporate Secretary

April 30, 2007

DIRECTOR INDEPENDENCE STANDARDS ADOPTED BY THE BOARD OF DIRECTORS OF AFFILIATED COMPUTER SERVICES, INC.

AS RESTATED FEBRUARY 3, 2004

Only directors who the Board of Directors has affirmatively determined have no material relationship (whether directly or indirectly, including but not limited to, as a partner, shareholder or officer of an organization that has a relationship with the Company) with the Company will be considered independent. The following guidelines have been established to assist in the Board of Directors in its determination of director independence. For the purposes of these standards, the term "Company" means Affiliated Computer Services, Inc. and its direct and indirect subsidiaries.

No director will be considered independent if, within the last three years prior to the date of determination, the director of any of such director's immediate family:

(a) was employed (if a director) or was employed as an executive officer (if a member of director's immediate family) by the Company; provided that a director's employment as an interim Chairman or Chief Executive Officer shall not disqualify such director from being considered independent following that employment; or

(b) received, more than $100,000 in any year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); provided that compensation received by a director for former service as an interim Chairman or Chief Executive Officer and compensation received by a director's immediate family member for service as a non-executive employee will not be considered; or

(c) was affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company; or

(d) was employed as an executive officer of another company where any of the Company's present executive officers serves on such other company's compensation committee; or

(e) is an executive officer or an employee (if a director) or is an executive officer (if a member of director's immediate family) of another company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues; or

(f) is affiliated with a charitable organization that receives substantial charitable contributions from the Company.

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF
AFFILIATED COMPUTER SERVICES, INC.
(the "Corporation")
AS REVISED AND ADOPTED ON MAY 25, 2006

I. PURPOSE

The primary functions of the Audit Committee (the "Committee") are to:

(A) assist Board oversight by reviewing (1) the financial reports and other financial information provided by the Corporation to any governmental body or the public, including but not limited to, the integrity of the Corporation's financial statements and the Corporation's compliance with legal and regulatory requirements, (2) the Corporation's system of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established, (3) the Corporation's auditing, accounting and financial reporting processes, including, but not limited to, the independent accountant's qualifications and independence and the performance of the Corporation's internal audit function and independent accountants; and

(B) prepare the report, required by the proxy rules of the Securities and Exchange Commission ("SEC"), to be included in the Corporation's annual proxy statement, or, if the Corporation does not file a proxy statement, in the Corporation's annual report filed on Form 10-K with the SEC.

Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. COMPOSITION

The Committee shall be comprised of at least three (3) directors as determined by the Board, each of whom shall be independent directors. The independence of a director will be determined in accordance with the applicable requirements of the New York Stock Exchange, including, but not limited to Section 303 A (6) of the New York Stock Exchange Listed Company Manual, (or other exchange on which shares of the Corporation may be listed) and the requirements of the SEC. The Board, in the exercise of its business judgment, shall determine that (A) all members of the Committee are financially literate and (B) at least one member of the Committee shall be a financial expert (as defined in SEC Regulation S-K, item 401 (e), and any amendment thereof). Committee members may enhance their familiarity with finance and accounting by participating in education programs conducted by the Corporation or an outside consultant. No Committee member may simultaneously serve on the audit committee of more than two other public companies.

The members of the Committee shall be elected by the Board at the annual meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. MEETINGS

The Committee shall hold a regularly scheduled meeting during each fiscal quarter and shall also meet each quarter to review the Corporation's financials consistent with Section IV and approve the quarterly or annual, as applicable, earnings release and, to review and discuss with management the certification process undertaken in connection with the applicable '34 Act Reports. In addition, the Committee shall also hold special meetings as circumstances dictate. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities. As part of its job to foster open communication, the Committee should meet at least annually with management, the director of Internal Audit Services and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. The presence of the Chair of the Committee and one other member of the Committee will constitute a quorum. A majority of the Committee members present at any Committee meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or videoconference and may take action by unanimous written consent. The Chair of the Committee shall designate a person, who need not be a member, to act as secretary, and minutes of the Committee's proceedings shall be kept in minute books provided for that purpose.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Reporting/Report Review

1. Report regularly to the Board with respect to the quality and integrity of the Corporation's financial statements, the Corporation's compliance with legal and regulatory requirements, the performance and independence of the Corporation's independent accountants, and the performance of Internal Audit Services.

2. Discuss with management and the independent public accountants the annual audited financial statements, quarterly financial statements, and reported earnings prior to the release thereof to the public and earnings guidance provided to analysts and ratings agencies, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations".

3. Review the Corporation's other reports or other financial information submitted to any government body, or the public, including any certification, report, opinion, or review rendered by the independent accountants. This review is to encompass significant transactions not a normal part of the Corporation's operations; changes, if any, during the year in the Corporation's accounting principles operations; changes, if any, during the year in the Corporation's accounting principles or their application and significant adjustments proposed by the independent public accountants.

Independent Accountants

4. Appoint, retain, compensate, and terminate the independent accountants considering independence and effectiveness, and approve the fees and other compensation to be paid to the independent accountants. Independent accountants includes any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audits, reviews or at least services as part of reports filed with the SEC. Each such independent accountant shall report directly to the Committee.

5. Evaluate the independent accountant's qualifications, performance and independence, including a review and evaluation of the lead partner, assessing whether there is a rotation of the lead audit partner as required by law. The Company will rotate from its current auditors to new auditors within the next five years and thereafter auditors will be rotated every ten years, at minimum, subject to the Audit Committee's evaluation of circumstances at the time and any determination by the Audit Committee that such rotation would not be in the best interests of the Company and its stockholders.

6. Approve all non-audit engagements to be performed by the independent accountants prior to commencement of services, but the Committee may delegate authority to the Committee Chairman to approve such non-audit engagement, with such approval to be ratified by the full Committee at its next regularly scheduled meeting.

7. Discuss with the independent public accountants the quality of the Corporation's financial and accounting personnel and any relevant recommendations that the independent public accountants may have, including a consideration of the improvement of internal financial controls and a review of accounting policies and management reporting systems.

8. At least on an annual basis, obtain and review a report by the independent accountants describing:

(a) the firm's internal quality-control review;

(b) any material issues raised by the most recent internal quality-control review, or peer reviews, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm and any steps taken to deal with any such issues; and

(c) all significant relationships the accountants have with the Corporation to determine the accounts' independence.

9. Review written responses of management to the comments and recommendations of the independent public accountants, as applicable.

10. Periodically meet separately with the independent accountants, and management to discuss internal controls, fullness and accuracy of the organization's financial statements, and any such other accounting and auditing matters as the Committee deems necessary.

11. Review with the independent accountants any audit problems or difficulties and management's response thereto.

12. Set clear hiring policies in accordance with rules promulgated by the SEC, for employees and former employees of the independent accountants.

13. In consultation with the independent accountants, review the integrity of the organization's financial reporting processes, both internal and external.

14. Inquire as to the independent accountants regarding accounting policies and alternatives to those policies views and consider the independent accountants' judgments about whether management's choices of accounting policies are conservative, moderate, or aggressive from the perspective of income, asset, and liability recognition, and whether those policies are common practices or are minority practices.

15. Consider, in consultation with the independent accountant's and management, the audit scope and plan of the independent accountants.

16. Review any significant disagreement, disputes or difficulties among management and the independent accountants in connection with the preparation of the financial statements and other matters related to the conduct of the audit, which are to be communicated to the Committee under Generally Accepted Auditing Standards.

17. Review with the independent accountants and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.)

Internal Audit Services

18. Periodically meet separately Internal Audit Services and management to discuss internal controls, fullness and accuracy of the organization's financial statements, and any such other operational, accounting and auditing matters as the Committee deems necessary.

19. Review the regular internal reports to management prepared by the Internal Audit Services department and management's response thereto.

20. In consultation with Internal Audit Services, review the integrity of the organization's financial internal reporting processes.

21. Consider, in consultation with the independent accountant's and management, the audit scope and plan of Internal Audit Services.

22. Review any significant disagreement, disputes or difficulties among management and Internal Audit Services in connection with the preparation of the financial statements and other matters related to the conduct of any internal audit.

23. Review with Internal Audit Services and management the extent to which changes or improvements in financial, operational or accounting practices, as approved by the Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.)

24. Review activities, organizational structure, and qualifications of Internal Audit Services.

Financial Reporting Process

25. Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles and practices, as suggested by the independent accountants, management, or Internal Audit Services.

26. Determine, as regards new acquisitions, dispositions, other transactions or events, the independent accountants' reasoning for the appropriateness of the accounting principles and disclosures practices adopted by management.

27. Discuss guidelines and policies to govern the process by which risk assessment and risk management is undertaken. Discuss the Corporation's major financial risk exposure and steps management has taken to monitor and control such exposures.

Ethical and Legal Compliance

28. Establish procedures for the receipt, retention and treatment of complaints from the Corporation's employees on accounting, internal accounting controls or auditing matters, as well as for confidential, anonymous submission of concerns regarding questionable accounting or auditing matters.

29. Engage such outside legal, accounting or other advisors to provide such advice and assistance as the Committee deems necessary to carry out its duties, with the Corporation to provide funding, as determined by the Committee, for such outside legal, accounting and other advisors and for any administration expenses of the Committee.

30. Establish, review and update periodically a Code of Ethical Business Conduct and ensure that management has established a system to enforce this Code.

31. Review management's monitoring of the Corporation's compliance with the organization's Code of Ethical Business Conduct, and ensure that management has the proper review system in place to ensure that Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

32. Consider and recommend to the Board for approval a Code of Ethics for Senior Financial Officers of the Corporation.

33. Periodically review the Corporation's Code of Ethical Business Conduct and Ethics and Code of Ethics for Senior Financial Officers and recommend any proposed changes to the Board for approval.

34. Receive, retain and determine treatment of material violation of a federal or state securities law, a material breach of fiduciary duty arising under federal or state law, or a similar material violation of any federal or state law that is reported to the Committee by an attorney because the attorney reasonably believes that it would be futile to report such material violation to the General Counsel or Chief Executive Officer or the attorney reasonably believes that the response of the General Counsel or Chief Executive Officer to his report of such material violation was not appropriate or not timely.

35. Review, with the organization's counsel, legal SEC compliance matters including corporate securities trading policies.

36. Receive reports and monitor projects of the Company's Ethics and Compliance Steering Committee. Periodically assess the effectiveness of the Company's activities to remain in compliance with applicable laws.

EDP Audit Committee

37. Receive reports and monitor projects of the management EDP Audit Committee.

Administrative

38. Recommend to the Board any appropriate extension or changes in the duties of the Committee.

39. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

40. Perform any other activities, duties or responsibilities consistent with this Charter, the Corporation's Bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

41. Perform a review and evaluation, at least annually, of the performance of the Committee and its members.

42. Maintain minutes or other records of meetings and activities of the Committee.

43. Review and update this Charter as conditions dictate.

AFFILIATED COMPUTER SERVICES, INC.
2007 EQUITY INCENTIVE PLAN

1. *Purposes of the Plan.* The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Non-Employee Directors and Consultants of the Company and its Subsidiaries, and to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options (as defined under Section 422 of the Code) or Nonstatutory Stock Options, as determined by the Administrator at the time of grant of the Option. Stock Appreciation Rights may also be granted under the Plan.

2. *Definitions.* As used herein, the following definitions shall apply:

(a) *"Administrator"* means the Board or any of its Committees, acting pursuant to Section 4(a) of the Plan at the time in question.

(b) *"Award"* means any Incentive Stock Option, Nonstatutory Stock Option or Stock Appreciation Right granted under the Plan.

(c) *"Board"* means the Board of Directors of the Company.

(d) *"Cause"* shall have the meaning ascribed to it in Section 11 of the Plan.

(e) *"Code"* means the Internal Revenue Code of 1986, as amended.

(f) *"Committee"* means a committee or committees appointed by the Board in accordance with Section 4(a) of the Plan.

(g) *"Common Stock"* means the Class A Common Stock, $.01 par value per share, of the Company, provided that if the Company's certificate of incorporation is amended after the date hereof to reclassify any shares of the Company's stock, "Common Stock" shall include any shares reclassified as Class A Common Stock.

(h) *"Company"* means Affiliated Computer Services, Inc., a Delaware corporation.

(i) *"Consultant"* means a member of any advisory board of the Company or any Parent or Subsidiary and any person, including an advisor, who is engaged by the Company or any Parent or Subsidiary to render services and is compensated for such services; provided, however, that the term Consultant shall not include directors who are paid only a director's fee by the Company or any Parent or Subsidiary, unless such director is a member of any advisory board of the Company or any Parent or Subsidiary.

(j) *"Continuous Status as an Employee"* means the absence of any interruption or termination of the employment relationship with the Company or any Parent or Subsidiary. Continuous Status as an Employee shall not be considered interrupted in the case of: (i) sick leave; (ii) military leave; (iii) any other leave of absence approved by the Administrator or pursuant to Company policy adopted from time to time; or (iv) transfers between locations of the Company or any Parent or Subsidiary.

(k) *"Employee"* means any person, including officers and directors, employed by the Company or any Parent or Subsidiary of the Company. The payment of a director's fee by the Company shall not be sufficient to constitute "employment" by the Company. For purposes of any Award granted to a person residing outside of the United States, the Committee may revise the definition of "Employee" as appropriate to conform to the laws of the applicable non-U.S. jurisdiction.

(l) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(m) *"Fair Market Value"* means, in relation to the Common Stock, the closing sale price for such stock on the New York Stock Exchange on the applicable date, as reported in the Wall Street Journal or such other source as the Administrator deems reliable. If there is no trading in the Common Stock on the applicable date, then Fair Market Value of the Common Stock shall mean the closing sale price for such stock on the next preceding date on which there was trading in the Common Stock. If the Common Stock ceases to be traded on the New York Stock Exchange, then the Fair Market Value of the Common Stock shall mean the value determined in good faith by the Administrator based upon reference to other established markets or market systems on which the Common Stock is traded or quoted, or if the Common Stock is not traded on any market or quoted on any market system, then on such valuation method as is deemed appropriate by the Administrator.

(n) *"Grant Agreement"* means a written agreement evidencing the grant of an Award in such form, and containing such terms and conditions, as the Administrator may approve from time to time.

(o) *"Incentive Stock Option"* means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(p) *"Non-Employee Director"* means a director of the Company who is not also an Employee.

(q) *"Nonstatutory Stock Option"* means an Option not intended to qualify as an Incentive Stock Option.

(r) *"Option"* means a stock option granted pursuant to the Plan.

(s) *"Optioned Stock"* means the Common Stock subject to an Option.

(t) *"Optionee"* means an Employee, Non-Employee Director or Consultant who receives an Option.

(u) *"Parent"* means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(v) *"Participant"* means an Employee, Non-Employee Director or Consultant to whom an Award is granted under this Plan.

(w) *"Plan"* means this Affiliated Computer Services, Inc. 2007 Equity Incentive Plan, as amended.

(x) *"Share"* means a share of Common Stock, as adjusted in accordance with Section 14 of the Plan.

(y) *"Stock Appreciation Right"* means an award of a right to benefit from the appreciation in value of Common Stock granted under Section 10 of the Plan.

(z) *"Subsidiary"* means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. *Stock Subject to the Plan.*

(a) *Plan Limit.* Subject to adjustment as provided in Section 14 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 15,000,000, provided, however, that (i) the aggregate number of Shares that may be issued under Incentive Stock Options may not exceed 2,500,000, and (ii) the aggregate number of Shares that may be issued under the Plan shall be reduced by one Share for each Stock Appreciation Right granted under the Plan. In computing the foregoing limits to the extent any Options or Stock Appreciation Rights expire or become unexercisable for any reason without having been exercised in full, the Common Stock subject to such Options or Stock Appreciation Rights shall again be available for issuance under the Plan.

(b) *Individual Limit.* Subject to adjustment as provided in Section 14 of the Plan, the aggregate number of Shares that may be issued to any individual under the Plan, whether issued under Options or Stock Appreciation Rights, shall not exceed 750,000 Shares in any fiscal year.

4. *Administration of the Plan.*

(a) *Procedure.*

(i) *Administration with Respect to Officers and Directors.* With respect to Awards to Employees who are also officers or directors of the Company, the Plan shall be administered by a Committee designated by the Board to administer the Plan, which Committee shall be constituted in such a manner as to permit the Plan to comply with Rule 16b-3 of the Exchange Act with respect to a plan intended to qualify thereunder as a discretionary plan. With respect to Awards to Non-Employee Directors, the Plan shall be administered by the Board in accordance with Rule 16b-3, provided that no Non-Employee Director shall vote on any decision affecting his individual benefits under the Plan. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies however caused and remove all members of the Committee and thereafter directly administer the Plan, all to the extent permitted by Rule 16b-3 with respect to a plan intended to qualify thereunder as a discretionary plan.

(ii) *Multiple Administrative Bodies.* If permitted by Rule 16b-3, the Plan may be administered by different bodies with respect to directors, non-director officers and Employees who are neither directors nor officers.

(iii) *Administration with Respect to Consultants and Other Employees.* With respect to Awards to Employees or Consultants who are neither directors nor officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the legal requirements relating to the administration of incentive stock option plans, if any, and of Delaware corporate law, the Code and federal securities laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies however caused and remove all members of the Committee and thereafter directly administer the Plan, all to the extent permitted by applicable laws.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to the Committee, the Administrator shall have the authority, in its sole discretion:

(i) to determine the Fair Market Value of the Common Stock in accordance with Section 2(m) of the Plan;

(ii) to select the Employees, Non-Employee Directors and Consultants to whom Awards may from time to time be granted under the Plan;

(iii) to determine whether and to what extent Incentive Stock Options, Nonstatutory Stock Options or Stock Appreciation Rights, or any combination thereof, are granted under the Plan;

(iv) to determine the number of Shares to be covered by each Award granted under the Plan;

(v) to approve forms of Grant Agreements for use under the Plan;

(vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted under the Plan (including, but not limited to, the exercise price and method, form of settlement, vesting period and acceleration of vesting and forfeiture restrictions and waiver of forfeiture restrictions, based in each case on such factors as the Administrator shall in its sole discretion determine), which terms and conditions shall be set forth in a Grant Agreement approved by the Administrator; and

(vii) with respect to any Employee or Consultant who is resident outside the United States, to amend or vary the terms of the Plan in order to conform such terms with the requirements of local law, to take advantage of preferential provisions under local law, or to meet the objectives of the Plan, establish administrative rules and procedures to facilitate the operation of the Plan in any non-U.S. jurisdiction and establish one or more sub-plans for these purposes.

(c) *No Repricing Without Stockholder Approval.* Other than in connection with a change provided in Section 14, the exercise price of an Incentive Stock Option, Nonstatutory Stock Option, or Stock Appreciation Right shall not be reduced without stockholder approval. Further, no Incentive Stock Option, Nonstatutory Stock Option, or Stock Appreciation Right shall be cancelled and then replaced with an Incentive Stock Option, Nonstatutory Stock Option, or Stock Appreciation Right that has a lower exercise price. The standard for determining whether any Incentive Stock Option, Nonstatutory Stock Option, or Stock Appreciation Right is cancelled and replaced with an Incentive Stock Option, Nonstatutory Stock Option, or Stock Appreciation Right that has a lower exercise price shall be same standard as that applied under Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)" (as may be amended or modified and any subsequent accounting pronouncement replacing SFAS 123(R)), such that if an Incentive Stock Option, Nonstatutory Stock Option, or Stock Appreciation Right would be considered to have been cancelled and replaced under SFAS 123(R), then such cancellation and replacement shall not be permitted under the Plan.

5. *Eligibility.*

(a) Nonstatutory Stock Options or Stock Appreciation Rights may be granted to Employees, Consultants or Non-Employee Directors. Incentive Stock Options may be granted only to Employees. An Employee, Consultant or Non-Employee Director who has been granted Awards under the Plan may, if such individual is otherwise eligible, be granted additional Awards under the Plan.

(b) Each Option shall be designated in the Grant Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by an Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000 (whether due to acceleration of exercisability, miscalculation or error), such excess shall be treated as Nonstatutory Stock Options. In the event that only a portion of the Options granted at the same time can be applied to the $100,000 limit, the Company shall issue separate share certificates (or book entry shares) for such number of Shares as does not exceed the $100,000 limit and shall designate such Shares as Incentive Stock Option Shares in its Share transfer records.

(c) For purposes of Section 5(b), Incentive Stock Options shall be taken into account in the order in which they are granted, and the Fair Market Value of Shares shall be determined as of the time the Options with respect to such Shares are granted.

6. *Term of Plan.* Subject to any applicable law, the Plan shall continue in effect until terminated pursuant to Section 17, provided, however, that no Incentive Stock Options or other Awards shall be granted under the Plan following the expiration of 10 years from the date the Plan is adopted, or the date the Plan is approved by the Company's stockholders, whichever is earlier.

7. *Term of Options.* The term of each Option shall be the term stated in the Grant Agreement, provided, however, that no Option granted under the Plan shall be exercisable after the expiration of 10 years from the date such Option is granted or such shorter period as may be provided in the Grant Agreement. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10 percent of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the Incentive Stock Option shall not be exercisable after the expiration of five years from the date such Option is granted or such shorter period as may be provided in the Grant Agreement.

8. *Option Exercise Price and Consideration.*

(a) The per share exercise price for Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Board or Committee, but shall be subject to the following:

(i) Except as provided in Section 8(a)(ii), below, each Option shall be granted at an exercise price equal to no less than the Fair Market Value of a share on the date of grant.

(ii) In the case of an Incentive Stock Option granted to an Employee who, at the time the Option is granted, owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, each Incentive Stock Option shall be granted at an exercise price equal to no less than 110% of the Fair Market Value of a Share on the date of grant.

(b) The consideration to be paid for Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator at the time of grant (taking into consideration whether the type of consideration authorized may reasonably be expected to benefit the Company) and may consist of any consideration and method of payment for the issuance of Shares permitted by applicable law, including any combination of:

(i) cash;

(ii) check or negotiable instrument;

(iii) promissory note, except as prohibited by the Sarbanes-Oxley Act of 2002;

(iv) other Shares that have a Fair Market Value on the date of payment equal to the aggregate exercise price of the Optioned Stock with respect to which the Option is being exercised, provided, however, that if such Shares (A) were acquired upon exercise of a compensatory stock option, the Optionee has held such Shares for more than six months on the date of surrender, or (B) were not acquired upon exercise of a compensatory stock option, such Shares were not acquired directly or indirectly the Company;

(v) authorization for the Company to retain, from the total number of Shares with respect to which the Option is being exercised, Shares having a Fair Market Value on the date of exercise equal to the exercise price for the total number of Shares with respect to which the Option is being exercised; or

(vi) delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price.

9. *Exercise of Options.*

(a) *Procedure for Exercise; Rights as a Stockholder.* Any Option granted under the Plan shall be exercisable at such times and under such conditions as determined by the Administrator. Such conditions may include performance criteria with respect to the Company or the Optionee.

An Option may not be exercised for a fractional share.

An Option shall be deemed to be exercised when written notice of such exercise has been received by the Company in accordance with the terms of the Option by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company. Full payment may, as authorized by the Administrator, consist of any consideration and method of payment allowable under Section 8(b) of the Plan. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate (or book entry shares) evidencing such Shares, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate (or book entry shares) promptly upon exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificates (or book entry shares) are issued, except as provided in Section 14 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for exercise under the Option, by the number of Shares with respect to which the Option is exercised.

(b) *Termination of Consultancy or Employment.* In the event of termination of an Optionee's consulting relationship (in the case of a Consultant), Continuous Status as an Employee (in the case of an Employee) or status as a Non-Employee Director of the Company, subject to Section 11 of the Plan:

(i) in the case of Incentive Stock Options, an Optionee may exercise Options that are vested at the date of termination to the extent and subject to the provisions of the Grant Agreement, but in no event later than three months after the date of termination or, if earlier, the expiration date of the Option as set forth in the Grant Agreement; and

(ii) in the case of Nonstatutory Stock Options, an Optionee may exercise Options that are vested at the time of termination to the extent and subject to the provisions of the Grant Agreement, but in no event later than six months after the date of termination or, if earlier, the expiration date of the Option as set forth in the Grant Agreement.

To the extent that an Optionee is not entitled to exercise an Option at the date of termination or does not exercise such Option to the extent so entitled within the time specified in this Section 9(b), the Option shall terminate.

(c) *Disability of Optionee.* Notwithstanding the provisions of Section 9(b), above, in the case of an Incentive Stock Option, in the event of termination of an Optionee's Continuous Status as an Employee as a result of the Optionee's permanent and total disability, as defined in Section 22(e)(3) of the Code, such Option may be exercised only within one year of the date of termination of employment, but in no event later than the expiration date of the Option as set forth in the Grant Agreement, and only to the extent that the Optionee was entitled to exercise the Option at the date of termination of employment. To the extent that an Optionee is not entitled to exercise an Incentive Stock Option at the date of termination of employment or does not exercise such Option to the extent so entitled within the time specified in this Section 9(c), the Option shall terminate.

(d) *Death of Optionee.* In the event of the death of an Optionee, an Option may be exercised by the estate of the Optionee, or by a person who acquired the right to exercise such Option by bequest or inheritance or by reason of the death of the Optionee, according to its terms, but in no event later than the expiration date of the Option as set forth in the Grant Agreement, and only to the extent that the Optionee was entitled to exercise the Option at the date of death. To the extent that an Optionee is not entitled to exercise an Option at the date of the Optionee's death, such unvested portion of the Option shall terminate.

(e) *Rule 16b-3.* Options granted to Participants subject to Section 16(b) of the Exchange Act must comply with Rule 16b-3 and shall contain such additional conditions or restrictions as may be required thereunder to qualify for the broadest exemption from Section 16 of the Exchange Act with respect to Plan transactions.

10. *Stock Appreciation Rights.* The grant of Stock Appreciation Rights under the Plan shall be subject to the following terms and conditions, and Grant Agreements under which Stock Appreciation Rights are granted may contain such additional terms and conditions, which are not inconsistent with the express terms of the Plan, as the Administrator shall deem appropriate.

(a) *Stock Appreciation Rights.* A Stock Appreciation Right is an Award entitling a Participant to receive an amount equal to the excess of the Fair Market Value of a Share on the date of exercise over the Fair Market Value of the Share on the date of grant of the Stock Appreciation Right, multiplied by the number of Shares with respect to which the Stock Appreciation Right may be exercised. Each Stock Appreciation Right shall be granted with a strike price equal to no less than the Fair Market Value of a share on the date of grant. No right to vote or receive dividends or any other rights as a stockholder shall exist with respect to any Stock Appreciation Right.

(b) *Grant.* A Stock Appreciation Right may be granted separately or in tandem with an Option granted under the Plan, whereby the exercise of the Stock Appreciation Right or Option eliminates the right to exercise the other, provided, however, that in the case of Stock Appreciation Rights granted in tandem with Incentive Stock Options, the Stock Appreciation Rights shall comply with the requirements of Section 422 of the Code and Section 1.422-5(d)(3) of the Income Tax Regulations promulgated thereunder.

(c) *Exercise.* A Stock Appreciation Right shall be exercised by a Participant in accordance with procedures established by the Administrator, except that in no event shall a Stock Appreciation Right be exercisable prior to the first anniversary of the date of grant. Stock Appreciation Rights granted to Participants subject to Section 16(b) of the Exchange Act must comply with Rule 16b-3 and shall contain such additional conditions or restrictions as may be required thereunder to qualify for the broadest exemption from Section 16 of the Exchange Act with respect to Plan transactions.

Exercise of an Stock Appreciation Right in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for exercise under the Stock Appreciation Right, by the number of Shares with respect to which the Stock Appreciation Right is exercised.

(d) *Term of Stock Appreciation Right.* The term of each Stock Appreciation Right shall be the term stated in the Grant Agreement, provided, however, that no Stock Appreciation Right granted under the Plan shall be exercisable after the expiration of 10 years from the date such Stock Appreciation Right is granted or such shorter period as may be provided in the Grant Agreement.

11. *Termination for Cause.* If a Participant's employment with the Company or any Subsidiary shall be terminated for Cause, such Participant's right to any further payments, vesting or exercisability with respect to any Award, including any vested Awards, shall terminate in its entirety. "Cause" means termination of Participant's employment for "cause" as defined in any employment or severance agreement the Participant may have with the Company or a Subsidiary or, if no such agreement exists, unless otherwise provided in a particular Grant Agreement, "cause" means (a) conviction or pleading guilty or no contest to any crime (whether or not involving the Company or any of its Subsidiaries) constituting a felony in the jurisdiction involved; (b) engaging in any substantiated act involving moral turpitude; (c) engaging in any act which, in each case, subjects, or if generally known would subject, the Company or any of its Subsidiaries to public ridicule or embarrassment; (d) material violation of the Company's or any of its Subsidiaries' policies, including, without limitation, those relating to sexual harassment or the disclosure or misuse of confidential information; (e) serious neglect or misconduct in the performance of the Participant's duties for the Company or any of its Subsidiaries or willful or repeated failure or refusal to perform such duties; in each case as determined by the Committee, which determination will be final, binding and conclusive. With respect to any Participant residing outside of the United States, the Committee may revise the definition of "Cause" as appropriate to conform to the laws of the applicable non-U.S. jurisdiction.

12. *Non-transferability of Awards.* Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution and Options may be exercised, during the lifetime of the Optionee, only by the Optionee.

13. *Stock Withholding to Satisfy Withholding Tax Obligations.*

(a) *Cash Remittance.* Whenever a taxable event occurs that imposes a tax withholding obligation on the Company or a Subsidiary as a result of Options or Stock Appreciation Rights being exercised, the Company shall have the right to require the Participant to remit to the Company, in cash, an amount sufficient to satisfy the federal, state and local withholding tax and social insurance contribution requirements (including withholding requirements of non-U.S. taxing jurisdictions), if any, attributable to such taxable event. In addition, the Company shall have the right to withhold from any cash payments required to be made under the Plan an amount sufficient to satisfy the federal, state and local withholding tax and social insurance contribution requirements (including withholding requirements of non-U.S. taxing jurisdictions), if any, attributable to such payments.

(b) *Share Remittance.* At the election of a Participant, and subject to the approval of the Administrator, the Participant may, in lieu of remitting cash as provided in Section 13(a), tender to the Company a number of Shares, the Fair Market Value of which at the tender date is (i) sufficient to satisfy the federal, state and local withholding tax and social insurance contribution requirements (including withholding requirements of non-U.S. taxing jurisdictions), if any, attributable to such taxable event and (ii) not greater than the minimum withholding tax and social insurance contribution obligations attributable to such taxable event. If the Participant is subject to Rule 16b-3 under the Exchange Act, the election must comply with such Rule 16b-3 and shall be subject to such additional conditions or restrictions as may be required thereunder to qualify for the broadest exemption from Section 16(b) of the Exchange Act with respect to Plan transactions.

(c) *Share Withholding.* Whenever a taxable event occurs that imposes a tax withholding obligation on the Company or a Subsidiary as a result of Options or Stock Appreciation Rights being exercised, the Administrator, in its sole discretion, shall have the right to withhold a number of Shares, the Fair Market Value of which at the relevant date is (i) sufficient to satisfy the federal, state and local withholding tax and social insurance contribution requirements (including withholding requirements of non-U.S. taxing jurisdictions), if any, attributable to such taxable event and (ii) not greater than the minimum withholding tax and social insurance contribution obligations attributable to such taxable event.

14. *Adjustments upon Changes in Capitalization or Merger.* Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding Award, the number of shares of Common Stock that have been authorized for issuance under the Plan, as well as the price per share of Common Stock covered by each such outstanding Award, and the limit on the number of shares that may be issued to an individual (as provided in Section 3(b) of the Plan) shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company, provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option.

In the event of a liquidation, the Administrator shall be authorized (x) to cancel Stock Options or Stock Appreciation Rights and give the Participants who are the holders of such Awards notice and opportunity to exercise for 30 days prior to such cancellation; or (y) to cancel any such Awards and to deliver to the Participants cash in an amount that the Committee shall determine in its sole discretion is equal to the Fair Market Value of such Awards on the date of such event, which shall be the excess of the Fair Market Value of Common Stock on such date over the exercise or strike price of such Awards.

15. *Vesting of Awards in Certain Events.* If the Company undergoes a change of control, as defined in the next sentence, then all outstanding Options and Stock Appreciation Rights, whether or not such Options or Stock Appreciation Rights are vested at such time, shall become vested and exercisable, effective the day immediately prior to such change of control. For purposes of the preceding sentence, a change of control shall occur if the Company is merged, consolidated or reorganized into or with another person, entity or group of entities under common control or if a majority of the outstanding capital stock or all or substantially all of the assets of the Company are sold to any other person, entity or group of entities under common control and as a result of such merger, consolidation, reorganization or sale of capital stock or assets, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the surviving person or entity immediately after such transaction are held in the aggregate by a person, entity or group of entities under common control who beneficially owned less than fifty percent (50%) of the combined voting power of the Company prior to such transaction. Notwithstanding the foregoing, the following shall not constitute or result in a change of control for purposes of this Section 15:

(a) any transaction that is effected by the Company for the purposes of internal corporate restructuring of the Company and its affiliated companies, which results in any or all of the combined voting power of the voting securities of the Company being held by an entity affiliated with the Company immediately prior to such transaction, or

(b) any transaction or series of transactions, which results in the ownership by Darwin Deason, and/or any person, entity or group of entities that he controls, of more than fifty percent (50%) of the combined voting power of the Company.

16. *Time of Granting Options.* The date of grant of an Option shall, for all purposes, be the date on which the Administrator completes all actions required to effectuate the Award under applicable laws. Notice of the determination shall be given to each Employee, Consultant or Non-Employee Director to whom an Option is so granted within a reasonable time after the date of such grant.

17. *Amendment and Termination of the Plan.*

(a) *Amendment and Termination.* The Board may at any time amend, alter, suspend or discontinue the Plan, but no amendment, alteration, suspension or discontinuation shall be made which would impair the material rights of any Participant under any Award theretofore made, without the Participant's consent. In addition, to the extent necessary and desirable to comply with Rule 16b-3 under the Exchange Act, Section 162(m) or 422 of the Code or any other applicable law or regulation, including the listing requirements of the New York Stock Exchange (or other exchanges or markets on which the Shares are traded), the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required.

(b) *Effect of Amendment or Termination.* Any adverse amendment or termination of the Plan shall not affect Options or Stock Appreciation Rights already granted under the Plan, and such grants shall remain in full force and effect as if the Plan had not been amended or terminated, unless mutually agreed otherwise between the Participant and the Board, which agreement must be in writing and signed by the Participant and the Company.

18. *Conditions upon Issuance of Shares.* Shares shall not be issued under the Plan unless the issuance of and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, but not limited to, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the issuance of any Shares under the Plan, the Company may require the person acquiring such Shares to represent and warrant at the time of any such issuance that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

19. *Reservation of Shares.* The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

20. *Grant Agreements.* Grants of Options or Stock Appreciation Rights shall be evidenced by written Grant Agreements in such form, and containing such terms and conditions, as the Administrator shall approve from time to time. The Administrator in its sole discretion may utilize different forms, with varying terms and conditions, for awards.

21. *Employment Rights; Existing Plans; Company Policy.*

(a) The Plan shall not confer upon any Employee, Consultant or Non-Employee Director any right with respect to continuation of any employment, consulting or other relationship with the Company or any Parent or Subsidiary. Nor shall the Plan limit in any way the right of the Company or any Parent or Subsidiary to terminate any employment, consulting or other relationship of any Employee, Consultant or Non-Employee Director with the Company or any Parent or Subsidiary.

(b) The adoption of this Plan shall not affect the existence of other compensatory equity programs of the Company, and any such existing plans will remain in full force and effect according to their terms.

(c) The Company reserves the right to adopt and enforce policies relating to transactions in its securities by Employees, Consultants and Non-Employee Directors. All grants made under this Plan, and all transactions in Shares relating to such grants, will be subject to any applicable policy of the Company relating to transactions in its securities, whether such policy is adopted or amended before or after the grant.

22. *Code Section 409A.* The Plan is intended to comply with the requirements of Section 409A of the Code, without triggering the imposition of any tax penalty thereunder. Any terms of the Plan or any Grant Agreement that conflict with such requirements shall be null and void. To the extent necessary or advisable, the Administrator may amend the Plan or any Grant Agreement to delete any conflicting provisions and to add such other provisions as are required to fully comply with the applicable provisions of Section 409A and any other legislative or regulatory requirements applicable to the Plan.

23. *Governing Law.* This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Delaware.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

Mark One

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended June 30, 2006

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to .

Commission file number 1-12665

AFFILIATED COMPUTER SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	51-0310342
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2828 North Haskell
Dallas, Texas 75204
(Address of principal executive offices)
(Zip Code)

214-841-6111
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Class A common stock, par value $.01 per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements the past 90 days. Yes ☐ No ☑

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of January 12, 2007, 92,314,491 shares of Class A common stock and 6,599,372 shares of Class B common stock were outstanding. The aggregate market value of the Class A common voting stock held by nonaffiliates of Affiliated Computer Services, Inc. as of the last business day of the second quarter of fiscal year 2007 approximated $4,411,795,197.

DOCUMENTS INCORPORATED BY REFERENCE: None

AFFILIATED COMPUTER SERVICES, INC.

FORM 10-K/A
for the Fiscal Year Ended June 30, 2006

EXPLANATORY NOTE
REGARDING PURPOSE FOR FILING THIS FORM 10-K/A

This Amendment No. 1 to our Annual Report on Form 10-K for the period ended June 30, 2006 and filed on January 23, 2007, is being filed solely for the purpose of correcting printing errors in Notes 2 and 28 to our Consolidated Financial Statements, contained in Item 8 of such Annual Report on Form 10-K. Specifically, the following changes were made:

Note 2

With respect to the adjustments to our Consolidated Statement of Cash Flows:

(i) Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2005 and 2004 — in the line item "Proceeds from stock options exercised" under the sub-heading "Cash flows from financing activities," the amount of $36,596 appearing in the Adjustments column for the fiscal year ended June 30, 2005, was moved to the As Restated column for the fiscal year ended June 30, 2005, and the amount of $34,262 appearing in the As Restated column for the fiscal year ended June 30, 2005, was moved to the As Reported column for the fiscal year ended June 30, 2004.

Note 28

With respect to the restated quarterly financial information for each of the quarters in fiscal years 2006 and 2005:

(i) Consolidated Statements of Cash Flows for the three months ended September 30, 2005 and 2004 — in the line item "Proceeds from stock options exercised" under the sub-heading "Cash flows from financing activities," the amount of $13,040 was added in the As Reported column for the three months ended September 30, 2004.

(ii) Consolidated Statements of Cash Flows for the six months ended December 31, 2005 and 2004 — in the line item "Proceeds from stock options exercised" under the sub-heading "Cash flows from financing activities," the amount of $18,595 was added in the As Reported column for the six months ended December 31, 2004.

(iii) Consolidated Statements of Cash Flows for the nine months ended March 31, 2006 and 2005 — in the line item "Proceeds from stock options exercised" under the sub-heading "Cash flows from financing activities," the amount of $28,868 was added in the As Reported column for the nine months ended March 31, 2005.

This Amendment conforms our Annual Report on Form 10-K for the period ended June 30, 2006, as filed, to the version that was certified by our Chief Executive Officer and Chief Financial Officer, pursuant to Rules 13a-14(a) and 13a-14(b) under the Securities Exchange Act of 1934, as amended. No other changes to our Annual Report on Form 10-K for the period ended June 30, 2006 are being made by means of this filing and this Amendment does not reflect events occurring after the filing of the Annual Report on Form 10-K or modify or update those disclosures affected by subsequent events. References to our Annual Report on Form 10-K in this report shall refer to the same discussions in this amended Annual Report on Form 10-K/A.

EXPLANATORY NOTE

We conducted an internal investigation into our historical stock option grant practices during the period 1994 to 2005 and the related disclosure in our Quarterly Report on Form 10-Q for the period ended March 31, 2006, filed May 15, 2006 in response to a pending informal investigation by the Securities and Exchange Commission and a grand jury subpoena issued by the United States District Court, Southern District of New York. That internal investigation was conducted by a special committee of our Board of Directors consisting of all the independent directors with the assistance of specially-engaged independent outside legal counsel. That investigation has now been completed and our Board of Directors received a report on the results of that investigation on November 9, 2006. Please see "Review of Stock Option Grant Practices" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 2 to our Consolidated Financial Statements for a discussion related to our investigation.

Subsequent to the conclusion of our internal investigation, we concluded that our consolidated financial statements for each of the first three quarters of the fiscal year ended June 30, 2006, each of the quarters of the fiscal year ended June 30, 2005 and each of the fiscal years ended June 30, 2005 and June 30, 2004, as well as the selected consolidated financial data for the fiscal years ended June 30, 2003 and 2002 should be restated to record additional non-cash stock-based compensation expense resulting from stock options granted during 1994 to 2005 that were incorrectly accounted for under generally accepted accounting principles and related income tax effects. Related income tax effects include deferred income tax benefits on the compensation expense, and additional income tax liabilities, with adjustments to additional paid-in capital and estimated penalties and interest related to the application of Internal Revenue Code Section 162(m) and related Treasury Regulations to stock-based executive compensation previously deducted, that is now no longer deductible as a result of revised measurement dates of certain stock option grants. We have also included in our restatements additional income tax liabilities and estimated penalties and interest, with adjustments to additional paid-in capital and income tax expense, related to certain cash and stock-based executive compensation deductions previously taken under Section 162(m), which we believe may now be non-deductible as a result of information that has been obtained by us in connection with our internal investigation, due to factors unrelated to revised measurement dates. Our decision to restate our financial statements was based on the facts obtained by management and the special committee.

As a result of the foregoing, we have restated herein our financial statements for each of the first three quarters of fiscal year 2006, each of the quarters of fiscal year 2005 and for each of the fiscal years ended June 30, 2005 and 2004 in our Consolidated Financial Statements. We present the effects of the restatement on our consolidated financial statements for the fiscal years ended June 30, 2003 and 2002 in Item 6, "Selected Consolidated Financial Data." We show the effects of the restatement on each of the first three quarters of fiscal year 2006 and each of the quarters of fiscal year 2005 in Note 28 to our Consolidated Financial Statements.

We have determined that the cumulative, pre-tax, non-cash stock-based compensation expense resulting from revised measurement dates was approximately $51.2 million during the period from our initial public offering in 1994 through June 30, 2006. The corrections made in the restatement relate to options covering approximately 19.4 million shares. We recorded additional stock-based compensation expense of $2.1 million for the fiscal year ended June 30, 2006 and $6.1 million and $7.5 million for the fiscal years ended June 30, 2005 and 2004, respectively, and $35.5 million for fiscal years ending prior to fiscal 2004. Previously reported total revenues were not impacted by our restatement.

The following table summarizes the impact of our restatement (dollars in thousands):

	Fiscal year ended June 30,			
	2006	2005	2004	Cumulative prior to 2004
Additional non-cash stock-based compensation expense	$ 2,134	$ 6,061	$ 7,527	$ 35,485
Change in net income	$(3,290)	$(6,376)	$(8,115)	$(32,070)

We have not amended and we do not intend to amend any of our other previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for the periods affected by the restatement, as we present restated quarterly financial information for each of the quarters in fiscal years 2006 and 2005 in Note 28 to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

The impact of the restatements on the interim periods of each of the first three quarters of fiscal year ended June 30, 2006 and each of the quarters of fiscal year ended June 30, 2005 are disclosed in Note 28 to our Consolidated Financial Statements. These restatements did not have a material impact on our analysis of results of operations, financial position and changes in financial position included in Management's Discussion and Analysis of Financial Condition and Results of Operations of our previously filed Quarterly Reports on Form 10-Q. Accordingly, we have not updated those discussions and analyses in our restatement.

PART I

ITEM 1. BUSINESS

General

We are a Fortune 500 and S&P 500 company with approximately 58,000 employees providing business process outsourcing and information technology services to commercial and government clients. We were incorporated in Delaware on June 8, 1988 and are based in Dallas, Texas. Our clients have time-critical, transaction-intensive business and information processing needs, and we typically service these needs through long-term contracts.

Our services enable businesses and government agencies to focus on core operations, respond to rapidly changing technologies and reduce expenses associated with business processes and information processing. Our business strategy is to expand our client base and enhance our service offerings through both marketing and acquisitions. Our marketing efforts focus on developing long-term relationships with clients that choose to outsource mission critical business processes and information technology requirements. Our business expansion has been accomplished both from internal growth as well as through acquisitions. Since inception, our acquisition program has resulted in growth and diversification of our client base, expansion of services and products offered, increased economies of scale and geographic expansion.

Revenues for fiscal year 2006 totaled approximately $5.4 billion. We have two reporting segments which serve commercial and government clients. Our Commercial segment accounted for approximately $3.2 billion, or 59% of our fiscal year 2006 revenues. We provide business process outsourcing, information technology services, systems integration services and consulting services to our commercial sector clients. We provide services to a variety of clients worldwide, including healthcare providers and payors, manufacturers, retailers, wholesale distributors, utilities, entertainment companies, higher education institutions, financial institutions, insurance and transportation companies. Our business process outsourcing services include administration, human resources and related consulting, finance and accounting, customer care, and payment services. Our information technology services include mainframe, midrange, desktop, network, consulting and web-hosting solutions. Our systems integration services include application development and implementation, applications outsourcing, technical support and training, as well as network design and installation services. Our consulting services include retirement, health and welfare, communications and compensation services to human resource departments of companies in various industries and information technology consulting services to the healthcare industry and others.

We are a leading provider of business process outsourcing, information technology services and systems integration services to government agencies. During fiscal year 2006, revenues from our Government segment accounted for approximately $2.2 billion, or 41% of our revenues. We provide technology-based services with a focus on transaction processing and program management services such as Medicaid fiscal agent services, child support payment processing, electronic toll collection, loan processing, and traffic violations processing. We provide fare collection and parking management systems to customers in North America, South America, Europe, Asia and Australia. We design, develop, implement, and operate large-scale health and human services programs and the information technology solutions that support those programs. Our Government segment includes our relationship with the United States Department of Education (the "Department of Education"), for which we service Federal student loans, including their Direct Student Loan program. This relationship represents approximately 4% of our consolidated revenues and is our largest single client.

Market Overview

The demand for our services has grown in recent years, and we believe that this will continue to increase in the future as a result of strategic, financial and technological factors. These factors include:

- the desire of organizations to focus on their core competencies;
- the desire of organizations to drive process improvements by improving service quality and the speed of execution;
- the desire of organizations to have a workforce that is able to expand and contract in relation to their business volumes;
- the increasing acceptance by commercial organizations to utilize offshore resources for business process outsourcing;
- the increasing complexity of information technology systems and the need to connect electronically with citizens, clients, suppliers, and other external and internal systems;

- the increasing requirements for rapid processing of information and the instantaneous communication of large amounts of data to multiple locations; and
- the desire by organizations to take advantage of the latest advances in technology without the cost and resource commitment required to maintain in-house systems.

Business Strategy

The key components of our business strategy include the following:

Expand Client Base — We seek to develop long-term relationships with new clients by leveraging our subject matter expertise, world-wide data manufacturing capabilities and infrastructure of information technology products and services. Our primary focus is to increase our revenues by obtaining new clients with recurring requirements for business process and information technology services.

Expand Existing Client Relationships — We seek to expand existing client relationships by increasing the scope and breadth of services we provide.

Build Recurring Revenues — We seek to enter into long-term relationships with clients to provide services that meet their ongoing business requirements while supporting their mission critical business process or information technology needs.

Consulting Services — We seek to provide consulting services in certain vertical markets where we can utilize our resources and thought leadership to attempt to both expand the services we provide to our existing business process outsourcing and information technology services clients and respond to new client's needs.

Provide Flexible Solutions — We offer custom-tailored business process and information technology solutions using a variety of proprietary and third-party licensed software on multiple hardware and systems software platforms and domestic and international workforces that are able to expand and contract in relation to clients' business volumes.

Invest in Technology — We respond to technological advances and the rapid changes in the requirements of our clients by committing substantial amounts of our resources to the operation of multiple hardware platforms, the customization of products and services that incorporate new technology on a timely basis and the continuous training of our personnel.

Maximize Economies of Scale — Our strategy is to develop and maintain a significant client and account/transaction base to create sufficient economies of scale that enable us to achieve competitive costs.

Complete Strategic and Tactical Acquisitions — Our acquisition strategy is to acquire companies to expand the products and services we offer to existing clients, to obtain a presence in new, complementary markets and to expand our geographic presence. We have acquired and may continue to acquire businesses with a consulting practice to provide thought leadership in certain markets.

Attract, Train and Retain Employees — We believe that attracting, training, and retaining high quality employees is essential to our growth. We seek to hire motivated individuals with strong character and leadership traits and provide them with ongoing technological and leadership skills training.

Segment Information

During the last three fiscal years, our revenues by segment were as follows (in thousands):

	Year ended June 30,		
	2006	2005	2004
Commercial(1)	$3,167,630	$2,175,087	$1,678,364
Government(2)	2,186,031	2,176,072	2,428,029
Total Revenues	$5,353,661	$4,351,159	$4,106,393

(1) Includes $6.9 million of revenues for fiscal year 2004 from operations divested through June 30, 2004.

(2) Includes $104.5 million, $218.6 million, and $488.5 million of revenues for fiscal years 2006, 2005 and 2004, respectively, from operations divested through June 30, 2006.

Please refer to Note 26 of the Notes to Consolidated Financial Statements for further discussion of our segments.

Commercial

Within the Commercial segment, which represents approximately 59% of our fiscal year 2006 consolidated revenues, we provide our clients with business process outsourcing, information technology services, systems integration services and consulting services. Pricing for our services in the commercial market varies by type of service. For business process outsourcing services, we typically price these services on the basis of the number of accounts, resources utilized or transactions processed. For consulting services, we typically price these services on a time and materials or fixed fee basis. Our information technology services are normally priced on a resource utilization basis. Resources utilized include processing time, the number of desktops managed, professional services and consulting, data storage and retrieval utilization, customer accounts, customer employee headcount and output media utilized. Our systems integration services are generally offered on a time and materials basis to clients under short-term contractual arrangements.

Business Process Outsourcing

Our commercial business process outsourcing practice is focused in five major categories.

Administration — We provide healthcare claims processing and related consulting, mailroom services and total records management services to our clients.

Human Resources — We provide benefit claims processing, benefit and other human resources consulting services, employee services call centers, defined benefit, defined contribution and health and welfare benefits administration, employee relocation, training administration and learning services, payroll services, vendor administration, and employee assistance programs. The human resources consulting business provides actuarial services and human resource advisory services in the area of employee benefit and compensation plan design and strategy, employee communication, and human resource management.

Finance and Accounting — We provide revenue/invoice accounting, disbursement processing, expense reporting, procurement, payroll, cash management, fixed asset accounting, tax processing, general ledger and other services associated with finance and accounting that are process and technology sensitive.

Customer Care — We provide dispatch and activation services, call center services and technical support.

Payment Services — We provide loan origination and servicing and clearinghouse services.

We receive client information in all media formats including over the web, EDI, fax, voice, paper, microfilm, computer tape, optical disk, or CD ROM. Information is typically digitized upon receipt and sent through our proprietary workflow software, which is tailored to our clients' process requirements. Utilizing network technology, we have developed expertise in transmitting data around the world to our international workforce. We have approximately 15,000 employees in Mexico, India, Ghana, Jamaica, Guatemala, Canada, Spain, United Kingdom, Dominican Republic, Malaysia, and the Philippines, as well as a number of other countries, that primarily support our commercial business process and information technology services. A majority of our business process outsourcing workforce is compensated using performance-based metrics, and as a result, their individual compensation varies with our clients' transaction volumes, together with the quality and productivity generated by the workforce.

Information Technology Services

We offer a complete range of information technology services solutions to businesses desiring to improve the performance of their information technology organizations. Our information technology services solutions include the delivery of information processing services on a remote basis from host data centers that provide processing capacity, network management and desktop support. Information processing services include mainframe, mid-range, desktop, network, consulting and web-hosting solutions.

We provide our information technology services solutions through extensive data center networks that support our commercial and government clients. Our data centers and clients are connected via an extensive telecommunications network. We monitor and maintain local and wide area networks on a seven-day, 24 — hour basis and provide shared hub satellite transmission service as an alternative to multi-drop and point-to-point hard line telecommunications networks.

Systems Integration Services

Our systems integration services include application development and implementation, applications outsourcing, technical support and training, as well as network design and installation services. Our systems integration services include the development of web-based applications and web-enablement of information technology assets, allowing our clients to conduct business with their customers and business partners via the Internet. We also provide systems integration services to clients who are deploying client/server architectures, advanced networks and outsourcing legacy applications maintenance.

Consulting Services

We provide human resources consulting services to major corporations. Our human resources consulting services include actuarial services and the design and implementation of retirement, health and welfare, compensation, communications and broader human resources programs. Our services assist clients with managing their human capital more efficiently helping them to meet business objectives while lowering their overall costs. We also provide information technology consulting services to the healthcare industry and others.

Government

We are a leading provider of business process outsourcing, information technology services and system integration services to government agencies. Approximately 41% of our fiscal year 2006 consolidated revenues were derived from contracts with government clients. Our Government segment includes our relationship with the Department of Education, for which we service Federal student loans, including their Direct Student Loan program, and which represents approximately 4% of our consolidated revenues. Our services help government agencies reduce operating costs, increase revenue streams and increase the quality of services to citizens. Government clients may terminate most of these contracts at any time, without cause, for convenience or lack of funding. Additionally, government contracts are generally subject to audits and investigations by government agencies. If the government finds that we improperly charged any costs to a contract, the costs are not reimbursable or, if already reimbursed, the cost must be refunded to the government.

Pricing for our services in the government market is generally determined based on the number of transactions processed, the number of human services cases managed or, in instances where a systems development project is required, for example, in government healthcare, we generally price our services on a fixed fee basis for the development work.

In connection with the sale of the Divested Federal Business (defined below) in November 2003, we entered into a five-year non-competition agreement with Lockheed Martin Corporation that generally prohibits us from offering services or products that were previously provided by the Divested Federal Business. This non-competition agreement does not prohibit us from entering into the Federal government market for services not previously provided by the Divested Federal Business, such as the Federal healthcare market, nor does it restrict us from expanding our relationship with the Department of Education.

Government and Community Solutions

We are a major provider of child support payment processing services, including high volume remittance processing and disbursements, as well as associated employer outreach and customer service activities. We also provide electronic benefits transfer, which is the issuance of food stamps and cash benefits through magnetic stripe cards with redemption through point of sale devices and automated teller machines.

We provide information technology software and services in support of state and local courts for case management and juror selection management. We provide government records management via indexing and recording solutions. We provide records management software to the fire service industry. The product is scalable, manages all aspects of fire department record management and is integrated with other public safety systems. These products include mobile applications for in the field data entry and presentation of vital fire service information.

For city and county governments, we develop and support integrated application suites that assist in meeting administrative and financial accounting requirements. We also provide tax products and services to county government.

We provide information technology services to state and local governments throughout the United States. Our information technology services include full data center management, application integration and maintenance, network management and security, seat management, helpdesk services, and disaster recovery services.

Government Healthcare Solutions

We design, develop, implement and operate large-scale healthcare programs such as Medicaid, child and pharmacy benefit management programs, and the information technology solutions that support those programs. We support approximately 22 million program recipients and process nearly 545 million Medicaid healthcare claims annually, representing more than $42 billion in provider payments. As a leading government program pharmacy benefits administrator, we serve 27 programs in 24 states and the District of Columbia. We also operate state pharmacy benefits management programs that assist states in controlling prescription drug costs, pharmacy intervention and surveillance, and the processing of drug claims.

Transportation Solutions
We focus on six areas in our transportation solutions unit: electronic toll collection, fare collection for transit systems, off-street parking systems, motor vehicle services, commercial vehicle operations and roadside enforcement programs. Within electronic toll collection, we offer toll agencies an array of services including the operation of the back-office customer service center, lane installation and integration, and toll processing. We currently operate the E-Z Pass programs in New Jersey and New York, the largest electronic toll collection programs in the world. In fare collection, we have an installed base of urban and interurban transit systems. Our fare collection systems are in operation in North America, South America, Europe, Asia and Australia. We are also a leader in off-street parking systems, with installations in U.S. airports and smaller-scale systems in parking garages, car parks, and other parking facilities in North America as well as Europe. Within motor vehicle services, we assist states in processing fuel tax and registration revenues. Within commercial vehicle operations, we offer a nationwide network that electronically checks safety credentials and weighs trucks at highway speed, granting participating truckers authorization to bypass open weigh stations and ports-of-entry without stopping. Finally, in our roadside enforcement programs we process on-street parking violations, provide turnkey photo systems for red light and speed enforcement, and provide billing and collection solutions for emergency medical services.

U.S. Department of Education
Our largest contract is with the Department of Education. We have provided loan servicing for the Department of Education's Direct Student Loan program for over ten years. In 2003 the Department conducted a competitive procurement for its "Common Services for Borrowers" initiative ("CSB"). CSB was a modernization initiative which integrated a number of services for the Department, allowing the Department to increase service quality while saving overall program costs. In November 2003 the Department awarded us the CSB contract. Under this contract we provide comprehensive loan servicing, consolidation loan processing, debt collection services on delinquent accounts, IT infrastructure operations and support, maintenance and development of information systems, and portfolio management services for the Department of Education's Direct Student Loan program. We are also developing software for use in delivering these services. The CSB contract has a 5-year base term which began in January 2004 and provides the Department of Education five one-year options to extend after the base term. We estimate that our revenues from the CSB contract will exceed $1 billion in total over the base term of the contract. Annual revenues from this contract represent approximately 4% of our fiscal year 2006 revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operation — Significant Developments — Fiscal Year 2006 — Subsequent Events" for a description of how a potential change in our software development model may affect our results of operations and financial condition.

Finance and Revenue Solutions
We are a leading provider of unclaimed property collection services, currently serving all 50 states, the District of Columbia and Puerto Rico.

Revenues by Service Line

Our revenues by service line over the past three years are shown in the following table (in thousands):

	Year ended June 30,		
	2006	2005	2004
Business process outsourcing(1)	$3,996,558	$3,237,981	$3,017,699
Information technology services	971,832	858,639	694,890
Systems integration services(2)	385,271	254,539	393,804
Total	$5,353,661	$4,351,159	$4,106,393

(1) Includes $104.2 million, $218 million and $276.8 million of revenues for fiscal years 2006, 2005 and 2004, respectively, from operations divested through June 30, 2006.

(2) Includes $0.3 million, $0.6 million and $218.6 million of revenues for fiscal years 2006, 2005, and 2004, respectively, from operations divested through June 30, 2006.

Client Base

We achieve growth in our client base through marketing our business process, information technology and system integration services and acquiring companies that allow us to expand our service offerings. Within the Commercial segment, we serve the major vertical markets that spend heavily on technology including healthcare providers and payors, manufacturers, retailers, wholesale distributors, utilities, entertainment companies, higher education institutions, financial institutions, insurance and transportation companies. Within the Government segment, our clients include a wide variety of federal, state and municipal governments and agencies including the U.S. Department of Education. Our business with government clients is subject to various risks, including the reduction or modification of contracts due to changing government needs and requirements. We may lose clients due to mergers, business failures, or clients' conversion to a competing processor or to an in-house system. Government contracts, by their terms, generally can be terminated for convenience by the government, which means that the government may terminate the contract at any time, without cause. Please refer to "Item 1A. Risk Factors" for further discussion of the risks related to our business.

Our five largest clients accounted for approximately 13%, 15% and 14% of our fiscal years 2006, 2005 and 2004 revenues, respectively. Our largest client, the Department of Education, represented approximately 4%, 5% and 5% of our consolidated revenues for fiscal years 2006, 2005 and 2004, respectively.

Geographic information

Approximately 95%, 97% and 97% of our consolidated revenues for fiscal years 2006, 2005 and 2004, respectively, were derived from domestic clients. As of June 30, 2006 and 2005, approximately 92% and 93% of our long-lived assets, respectively, were located in the United States. Of our long-lived assets located outside the United States, the largest concentrations are in France, with approximately 2% of our total long-lived assets as of June 30, 2006 and in Mexico, with approximately 1.6% of our total long-lived assets as of June 30, 2005. Please see "Item 1A. Risk Factors" for a discussion of the risks associated with our international operations.

Competition

The markets for our services are intensely competitive and highly fragmented. We believe our competitive advantage comes from our use of world-class technology, subject matter expertise, process reengineering skills, proprietary software, global production model, productivity-based compensation and the price of services.

We compete in the commercial market by offering value added business process outsourcing, information technology and system integration services. The competition for our commercial outsourcing services is primarily the in-house departments performing the function we are seeking to outsource, as well as Accenture, Computer Sciences Corporation, Electronic Data Systems Corporation ("EDS"), Hewitt Associates, International Business Machines ("IBM"), Perot Systems, and, to a lessor extent, Indian service providers. We may be required to purchase technology assets from prospective clients or to provide financial assistance to prospective clients in order to obtain their contracts. Many of our competitors have substantially greater resources and thus, may have a greater ability to obtain client contracts where sizable asset purchases, investments or financing support are required.

We compete in the government market by offering a broad range of business process outsourcing services and information technology services. Competition in the government market is fragmented by line of services and we are a leading provider in most of the areas we serve. We primarily compete in the government market with Accenture, Convergys, EDS, IBM, JP Morgan, Maximus, Roper Industries, Northrop Grumman Corporation, Coventry Health Care, Inc. and Unisys Corp.

In the future, competition could continue to emerge from large computer hardware or software providers and consulting companies as they shift their business strategy to include services. Competition has also emerged from European and Indian service providers seeking to expand into our markets and from large consulting companies seeking operational outsourcing opportunities.

Employees

We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel. As of June 30, 2006, we had approximately 58,000 employees, including approximately 42,000 employed domestically, with the balance employed in our international operations. Of our domestic employees, approximately 70 are represented by a union. Approximately 1,100 of our international employees are represented by unions, primarily in Mexico. Approximately 1,100 of our European employees and approximately 300 of our employees in Brazil are subject to collective bargaining agreements. Employment arrangements for our international employees are often governed by works or labor council arrangements. We have had no work stoppages or strikes by our employees. Management considers its relations with employees and union officials to be good. Please see "Item 1A. Risk Factors" for a discussion of the risks associated with our international operations.

As of June 30, 2006, approximately 48,000 domestic and international employees provide services to our commercial clients and approximately 10,000 of primarily domestic employees provide services to our government clients.

Certifications and Governance

We have included the CEO and CFO certifications required by Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, as Exhibits 31.1 and 31.2, respectively, to this fiscal year 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"). The Annual CEO Certification, as required by Section 303A.12(a) of the NYSE's listing rules, regarding our compliance with the corporate governance listing standards of the New York Stock Exchange ("NYSE"), was submitted to the NYSE on December 29, 2006.

U.S. Securities and Exchange Commission Reports

All of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and all amendments to those reports, filed with or furnished to the SEC on or after May 14, 1996 are available free of charge through our internet website, www.acs-inc.com, as soon as reasonably practical after we have electronically filed such material with, or furnished it to, the SEC. Information contained on our internet website is not incorporated by reference in this Annual Report on Form 10-K. In addition, the SEC maintains an internet site containing reports, proxy and information statements, and other information filed electronically at www.sec.gov. You may also read and copy this information, for a copying fee, at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

ITEM 1A. RISK FACTORS

The risks described below should not be considered to be comprehensive and all-inclusive. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any events occur that give rise to the following risks, our business, financial condition, cash flow or results of operations could be materially and adversely affected, and as a result, the trading price of our Class A common stock could be materially and adversely impacted. These risk factors should be read in conjunction with other information set forth in this report, including our Consolidated Financial Statements and the related Notes.

We have issued debt and have a substantial uncommitted facility available to us. Our debt service cost could limit cash flow available to fund our operations, and may limit our ability to obtain further debt or equity financing.

As of June 30, 2006, we have outstanding approximately $500 million of Senior Notes (as defined below in Item 3. Legal Proceedings — Declaratory Action with Respect to Alleged Default and Purported Acceleration of our Senior Notes) we sold in a public offering in June 2005, and approximately $1.1 billion is drawn under our Credit Facility (defined in Item 7). In addition, we may become obligated under our Term Loan Facility (defined in Item 7) by an additional $3 billion for certain permitted purposes, with the right under certain circumstances to exercise uncommitted accordion features of the Revolving Facility (defined in Item 7) that could increase the Credit Facility by an additional $750 million, up to an additional combined $3.75 billion. Subsequent to June 30, 2006, we increased the Term Loan Facility by $1 billion for securities repurchases, all of which has been drawn as of August 31, 2006. Substantially all of our assets are pledged to secure our Credit Facility and our Senior Notes (defined in Item 3). If we are fully drawn under our Credit Facility (including the increase resulting from the accordion features of the Revolving Facility), the book value of our equity may be in a deficit position. The interest rates under the Credit Facility fluctuate with changes in the market rates and with changes in our leverage ratio. Thus, our debt service cost will increase as market interest rates increase and as our leverage ratio increases. It will be necessary to utilize cash flow from operating activities to fund debt service cost related to our indebtedness. If we fail to have sufficient cash flow to satisfy the debt service cost of our indebtedness, then we could default on our indebtedness, resulting in foreclosure on the assets used to conduct our business. In addition, reduction of our available cash flow may negatively impact our business, including our ability to make future acquisitions, ability to compete for customer contracts requiring upfront capital costs, and our ability to meet our other obligations. Further, the amount of our indebtedness and our reduction in available cash flow may limit our ability to obtain further debt or equity financing.

Alleged defaults and purported acceleration of our Senior Notes, if upheld in litigation, could have a negative impact on our cash flow and divert resources that could otherwise be utilized in our business operations.

As is discussed under Item 3 of Part I of this Annual Report on Form 10-K, the holders of our Senior Notes have alleged that we have defaulted under our Senior Notes and have accelerated payment of the principal and accrued interest on the Senior Notes. We have taken the position that no default and no acceleration has occurred with respect to the Senior Notes or otherwise under the Indenture, and filed a lawsuit against the Trustee (defined in Item 3) in the United States District Court, Northern District of Texas, Dallas Division, seeking a declaratory judgment affirming our position. There can be no assurance of the outcome of that lawsuit. If a final judgment is rendered that there has been a default and acceleration has occurred, then we may have to pay the principal and accrued interest under the Senior Notes. While we do have availability under our Credit Facility to draw funds to repay the Senior Notes, there may be a decrease in our credit availability that could otherwise be used for other corporate purposes, such as acquisitions and share repurchases.

The complexity of regulatory environments in which we operate has increased and may continue to increase our costs.
Our business is subject to increasingly complex corporate governance, public disclosure, accounting and tax requirements and environmental legislation that have increased both our costs and the risk of noncompliance. Because our Class A common stock and Senior Notes are publicly traded, we are subject to certain rules and regulations for federal, state and financial market exchange entities (including the Public Company Accounting Oversight Board, the SEC and NYSE). We have implemented new policies and procedures and continue developing additional policies and procedures in response to recent corporate scandals and laws enacted by Congress. Without limiting the generality of the foregoing, we have made a significant effort to comply with the provisions of the Sarbanes-Oxley Act of 2002 (including, among other things the development of policies and procedures to satisfy the provisions thereof regarding internal control over financial reporting, disclosure controls and procedures and certification of financial statements appearing in periodic reports) and the formation of a compliance department to develop policies and monitor compliance with laws (including, among others, privacy laws, export control laws, rules and regulations of the Office of Foreign Asset Controls and the Foreign Corrupt Practices Act). Our effort to comply with these new regulations have resulted in, and are likely to continue resulting in, increased general and administrative expenses and diversion of management time and attention from revenue generating activities to compliance activities.

We are subject to the oversight of the SEC and other regulatory agencies and investigations by those agencies could divert management's focus and could have a material adverse impact on our reputation and financial condition.
As a result of this regulation and oversight, we may be subject to legal and administrative proceedings. As previously disclosed, we are currently the subject of an ongoing SEC and Department of Justice ("DOJ") investigation related to our historical stock option grant practices. As a result of these investigations, a number of derivative shareholder actions have been filed, as discussed in Item 3 of Part I of this Annual Report on Form 10-K. As the result of these investigations and shareholder actions, we have incurred and will continue to incur significant legal costs and a significant amount of time of our senior management has been focused on these matters that otherwise would have been directed toward the growth and development of our business. We have concluded our internal investigation of our stock option grant practices as discussed in Item 7. The SEC and DOJ investigations are continuing and until these investigations of our stock option grant practices are complete, we are unable to predict the effect, if any, that these investigations and lawsuits will have on our business and financial condition, results of operations and cash flow. We cannot assure that the SEC and/or DOJ will not seek to impose fines or take other actions against us that could have a significant negative impact on our financial condition. In addition, publicity surrounding the SEC's and DOJ's investigations, the derivative causes of actions, or any enforcement action, even if ultimately resolved favorably for us, could have a material adverse impact on our cash flows, financial condition, results of operations or business.

Reductions of our credit rating may have an adverse impact on our business.
The ratings agencies have reduced the ratings on our current outstanding obligations resulting in our ratings being below investment grade. There may be additional reductions in our ratings if we incur additional indebtedness, including amounts that may be drawn under our Credit Facility. Below investment grade ratings could negatively impact our ability to renew contracts with our existing customers, limit our ability to compete for new customers, result in increased premiums for surety bonds to support our customer contracts, and/or result in a requirement that we provide collateral to secure our surety bonds. Further, certain of our commercial outsourcing contracts provide that in the event our credit ratings are downgraded to specified levels, the customer may elect to terminate its contract with us and either pay a reduced termination fee or, in some limited instances, no termination fee. A credit rating downgrade could adversely affect these customer relationships.

A decline in revenues from or a loss of significant clients could reduce our profitability and cash flow.
Our revenues, profitability, financial condition and cash flow could be materially adversely affected by the loss of significant clients and/or the reduction of volumes and services provided to our significant clients as a result of, among other things, their merger or acquisition, divestiture of assets or businesses, contract expiration, non-renewal or early termination (including termination for convenience) or business failure or deterioration. In addition, we incur fixed costs related to our information technology services and business process outsourcing clients. Therefore the loss of any one of our significant clients could leave us with a significantly higher

level of fixed costs than is necessary to serve our remaining clients, thereby reducing our profitability and cash flow. See Item 1, Part I — *Client Base.*

Our ability to recover capital investments in connection with our contracts is subject to risk.
In order to attract and retain large outsourcing contracts we sometimes make significant capital investments to perform the agreement, such as purchases of information technology equipment and costs incurred to develop and implement software. The net book value of such assets recorded, including a portion of our intangible assets, could be impaired, and our earnings and cash flow could be materially adversely affected in the event of the early termination of all or a part of such a contract or the reduction in volumes and services thereunder for reasons such as, among other things, a client's merger or acquisition, divestiture of assets or businesses, business failure or deterioration, or a client's exercise of contract termination rights.

We have non-recurring revenue, which subjects us to a risk that our revenues from year to year may fluctuate.
Revenue generated from our non-recurring services, including our consulting and unclaimed property escheatment services, may increase or decrease in relation to the revenue generated from our recurring services, such as business process outsourcing and information technology outsourcing. Our mix of non-recurring and recurring revenues is impacted by acquisitions as well as growth in our non-recurring lines of business. There is less predictability and certainty in the timing and amount of revenue generated by our non-recurring services and, accordingly, our revenues, results of operations and cash flow may be significantly impacted by the timing and amounts of revenues generated from our non-recurring services.

The markets in which we operate are highly competitive and we may not be able to compete effectively.
We expect to encounter additional competition as we address new markets and new competitors enter our existing markets. If we are forced to lower our pricing or if demand for our services decreases, our business, financial condition, results of operations, and cash flow may be materially and adversely affected. Some of our competitors have substantially greater resources, and they may be able to use their resources to adapt more quickly to new or emerging technologies, to devote greater resources to the promotion and sale of their products and services, or to obtain client contracts where sizable asset purchases, investments or financing support are required. In addition, we must frequently compete with a client's own internal business process and information technology capabilities, which may constitute a fixed cost for the client. In the future, competition could continue to emerge from large computer hardware or software providers as they shift their business strategy to include services. Competition has also emerged from European and Indian offshore service providers seeking to expand into our markets and from large consulting companies seeking operational outsourcing opportunities. See discussion in Item 1, Part I — *Competition.*

We may not be able to make acquisitions that will complement our growth.
Historically, we have made a significant number of acquisitions that have expanded the products and services we offer, provided a presence in a complementary business or expanded our geographic presence. We intend to continue our acquisition strategy. See Item 1, Part I — *Business Strategy.* We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates or consummate any additional acquisitions or that any future acquisitions will be successfully integrated or will be advantageous to us. Without additional acquisitions, we are unlikely to maintain historical total growth rates.

A failure to properly manage our operations and our growth could have a material adverse effect on our business.
We have rapidly expanded our operations in recent years. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities. Some market opportunities require that we develop software to perform the services we become contractually obligated to perform, such as our loan servicing activities and our Medicaid activities. This rapid growth places a significant demand on our management and operational resources. In order to manage growth effectively, we must design, develop, implement and improve our operational systems, which includes the design, development and implementation of software, if necessary, and timely development and implementation of procedures and controls. If we fail to design, develop and implement these systems and to make improvements to these systems, we may not be able to service our clients' needs, hire and retain new employees, pursue new business opportunities, complete future acquisitions or operate our businesses effectively. We could also trigger contractual credits to clients or a contractual default. Failure to properly transition new clients to our systems, properly budget transition costs or accurately estimate new contract operational costs could result in delays in our contract performance, trigger service level penalties, impairments of fixed or intangible assets or result in contracts whose profit margins did not meet our expectations or our historical profit margins. Failure to properly integrate acquired operations could result in increased cost. As a result of any of these problems associated with expansion, our business, financial condition, results of operations and cash flow could be materially and adversely affected.

Our Government contracts are subject to termination rights, audits and investigations, which, if exercised, could negatively impact our reputation and reduce our ability to compete for new contracts.

Approximately 41% of our revenues are derived from contracts with state and local governments and from federal government agencies, including our contract with the Department of Education. Governments and their agencies may terminate most of these contracts at any time, without cause. Also, our Department of Education contract is subject to the approval of appropriations being made by the United States Congress to fund the expenditures to be made by the Federal government under this contract. Additionally, government contracts are generally subject to audits and investigations by government agencies. If the government finds that we improperly charged any costs to a contract, the costs are not reimbursable or, if already reimbursed, the cost must be refunded to the government. If the government discovers improper or illegal activities in the course of audits or investigations, the contractor may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Any resulting penalties or sanctions could have a material adverse effect on our business, financial condition, results of operations and cash flow. Further, the negative publicity that arises from findings in such audits, investigations or the penalties or sanctions therefore could have an adverse effect on our reputation in the industry and reduce our ability to compete for new contracts and may also have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may incur delays in signing and commencing new business as the result of protests of government contracts that we are awarded.

After an award of a government contract, a competing bidder may protest the award. If we are awarded the contract and it is protested, it will be necessary to incur costs to defend the award of the contract. Costs to defend an award may be significant and could include hiring experts to defend the basis for the contract award. Some contract protests may take years to resolve. In some instances where we are awarded a contract, the contracting government entity may request that we sign a contract and commence services, even though the contract award has been protested. If the protest is upheld, then our contract would be terminated and the amounts due to us for services that have been performed to date would be subject to payment pursuant to the terms of the terminated contract. Such terms may not provide for full recovery of our incurred costs. In addition, if the government agency requests that we make changes to our contractual agreement during a protest period, but the government agency is unable or unwilling to modify the contract at the end of the protest period (whether or not we are successful in defending the protest), we may be unable to recover the full costs incurred in making such changes. In addition, we may suffer negative publicity as the result of any contract protest being upheld and our contract being terminated. Further, if there is a re-bid of the contract, we would incur additional costs associated with the re-bid process and be subject to a potential protest if we are awarded a subsequent contract.

The exercise of contract termination provisions and service level penalties may have an adverse impact on our business.

Most of our contracts with our clients permit termination in the event our performance is not consistent with service levels specified in those contracts, or require us to provide credits to our clients for failure to meet service levels. In addition, if clients are not satisfied with our level of performance, our clients may seek damages as permitted under the contract and/or our reputation in the industry may suffer, which could materially and adversely affect our business, financial condition, results of operations, and cash flow.

Some of our contracts contain fixed pricing or benchmarking provisions that could adversely affect our operating results and cash flow.

Many of our contracts contain provisions requiring that our services be priced based on a pre-established standard or benchmark regardless of the costs we incur in performing these services. Many of our contracts contain pricing provisions that require the client to pay a set fee for our services regardless of whether our costs to perform these services exceed the amount of the set fee. Some of our contracts contain re-pricing provisions which can result in reductions of our fees for performing our services. In such situations, we are exposed to the risk that we may be unable to price our services to levels that will permit recovery of our costs, and may adversely affect our operating results and cash flow.

Claims associated with our actuarial consulting and benefit plan management services could negatively impact our business.

In May 2005, we acquired the human resources consulting business of Mellon Financial Corporation, which includes actuarial consulting services related to commercial, governmental and Taft-Hartley pension plans. Providers of these types of consulting services have experienced frequent claims, some of which have resulted in litigation and significant settlements or judgments, particularly when investment markets have performed poorly and pension funding levels have been adversely impacted. In addition, our total benefits outsourcing business unit manages and administers benefit plans on behalf of its clients and is responsible for processing numerous plan transactions for current and former employees of those clients. We are subject to claims from the client and its current and former employees if transactions are not properly processed. If any claim is made against us in the future related to our actuarial consulting services or benefit plan management services, our business, financial condition, results of operations and cash flow could be materially adversely affected as a result of the time and cost required to defend such a claim, the cost of settling such a claim or paying any judgments resulting therefrom, or the damage to our reputation in the industry that could result from the negative publicity surrounding such a claim.

The loss of our significant software vendor relationships could have a material adverse effect on our business.
Our ability to service our clients depends to a large extent on our use of various software programs that we license from a small number of primary software vendors. If our significant software vendors were to terminate, refuse to renew our contracts with them or offer to renew our contracts with them on less advantageous terms than previously contracted, we might not be able to replace the related software programs and would be unable to serve our clients or we would recognize reduced margins from the contracts with our clients, either of which could have a material adverse effect on our business, revenues, financial position, profitability and cash flow.

We may be subject to claims of infringement of third-party intellectual property rights which could adversely affect our business.
We rely heavily on the use of intellectual property. We do not own the majority of the software that we use to run our business; instead we license this software from a small number of primary vendors. If these vendors assert claims that we or our clients are infringing on their software or related intellectual property, we could incur substantial costs to defend these claims, which could have a material effect on our profitability and cash flow. In addition, if any of our vendors' infringement claims are ultimately successful, our vendors could require us (1) to cease selling or using products or services that incorporate the challenged software or technology, (2) to obtain a license or additional licenses from our vendors, or (3) to redesign our products and services which rely on the challenged software or technology. If we are unsuccessful in the defense of an infringement claim and our vendors require us to initiate any of the above actions, then such actions could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are subject to United States and foreign jurisdiction laws relating to individually identifiable information, and failure to comply with those laws, whether or not inadvertent, could subject us to legal actions and negatively impact our operations.
We process, transmit and store information relating to identifiable individuals, both in our role as a service provider and as an employer. As a result, we are subject to numerous United States (both Federal and state) and foreign jurisdiction laws and regulations designed to protect individually identifiable information, including social security numbers, financial and health information. For example, in 1996, Congress passed the Health Insurance Portability and Accountability Act and as required therein, the Department of Health and Human Services established regulations governing, among other things, the privacy, security and electronic transmission of individually identifiable health information. We have taken measures to comply with each of those regulations on or before the required dates. Another example is the European Union Directive on Data Protection, entitled "Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data." We have also taken steps to address the requirements of that Directive. Other United States (both Federal and state) and foreign jurisdiction laws apply to the processing of individually identifiable information as well, and additional legislation may be enacted at any time. Failure to comply with these types of laws may subject us to, among other things, liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations, any of which may have a material adverse effect on our profitability and cash flow.

We are subject to breaches of our security systems which may cause data privacy concerns.
Security systems have been implemented with the intent of maintaining the physical security of our facilities and to protect confidential information and information related to identifiable individuals from unauthorized access through our information systems, but we are subject to breach of security systems at the facilities at which we maintain such confidential customer information and information relating to identifiable individuals. In addition, we often rely on third parties to transport and deliver tapes and disks containing such information to and from our facilities. If unauthorized users gain physical access to the facility or electronic access to our information systems or third parties (during transport) lose tapes or disks containing such information, such information may be subject to theft and misuse. Any theft or misuse of such information could result in, among other things, unfavorable publicity, difficulty in marketing our services, allegations by our clients that we have not performed our contractual obligations and possible financial obligations for damages related to the theft or misuse of such information, any of which may have a material adverse effect on our profitability and cash flow. We anticipate that breaches of security will occur from time to time, but the magnitude and impact on our business of any future breach cannot be ascertained.

Budget deficits and/or fluctuations in the number of requests for proposals issued by, state and local governments and their agencies may adversely impactour business.

Approximately 41% of our revenues are derived from contracts with Federal, state and local governments and their agencies. Currently, many state and local governments with which we have contracts are facing potential budget deficits. Also, the number of requests for proposals issued by state and local government agencies are subject to fluctuation. A significant number of government contracts have provisions permitting termination by the contracting government agency for convenience. If state and local budgets were to be reduced, then services we provided could become non-essential and our contracts could be terminated and future contracting opportunities for government contracts would be limited. Such an event would reduce our revenue and profitability.

Our international operations are subject to a number of risks.

Recently we have expanded our international operations and also continually contemplate the acquisition of companies formed and operating in foreign countries. We have approximately 16,000 employees in Mexico, India, Ghana, Jamaica, Guatemala, Canada, Spain, United Kingdom, Dominican Republic, France, Malaysia, and the Philippines, as well as a number of other countries, that primarily support our commercial business process and information technology services. Our international operations and acquisitions are subject to a number of risks. These risks include the possible impact on our operations of the laws of foreign countries where we may do business including, among others, data privacy, laws regarding licensing and labor council requirements. In addition, we may experience difficulty integrating the management and operations of businesses we acquire internationally, and we may have difficulty attracting, retaining and motivating highly skilled and qualified personnel to staff key managerial positions in our ongoing international operations. Further, our international operations are subject to a number of risks related to general economic and political conditions in foreign countries where we operate, including, among others, fluctuations in foreign currency exchange rates, cultural differences, political instability, employee work stoppages or strikes and additional expenses and risks inherent in conducting operations in geographically distant locations. Our international operations may also be impacted by trade restrictions, such as tariffs and duties or other trade controls imposed by the United States or other jurisdictions, as well as other factors that may adversely affect our business, financial condition and operating results. Because of these foreign operations we are subject to regulations, such as those administered by the Department of Treasury's Office of Foreign Assets Controls ("OFAC") and export control regulations administered by the Department of Commerce. Violation of these regulations could result in fines, criminal sanctions against our officers, and prohibitions against exporting, as well as damage to our reputation, which could adversely affect our business, financial condition and operating results.

Armed hostilities and terrorist attacks may negatively impact the countries in which we operate.

Our operations and customers are located throughout the globe, including some politically unstable jurisdictions. Terrorist attacks and further acts of violence or war may cause major instability in the U.S. and other financial markets in which we operate. In addition, armed hostilities and acts of terrorism may directly impact our physical facilities and operations, which are located in North America, Central America, South America, Europe, Africa, Australia, Asia and the Middle East, or those of our clients. These developments subject our worldwide operations to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

A failure to attract and retain necessary technical personnel, skilled management and qualified subcontractors may have an adverse impact on our business.

Because we operate in intensely competitive markets, our success depends to a significant extent upon our ability to attract, retain and motivate highly skilled and qualified personnel and to subcontract with qualified, competent subcontractors. If we fail to attract, train, and retain, sufficient numbers of qualified engineers, technical staff and sales and marketing representatives or are unable to contract with qualified, competent subcontractors, our business, financial condition, and results of operations will be materially and adversely affected. Experienced and capable personnel in the technology industry remain in high demand, and there is continual competition for their talents. Additionally, we may be required to increase our hiring in geographic areas outside of the United States, which could subject us to increased geopolitical and exchange rate risk. Our success also depends on the skills, experience, and performance of key members of our management team. The loss of any key employee or the loss of a key subcontract relationship could have an adverse effect on our business, financial condition, cash flow, results of operations and prospects.

Risks associated with loans that we service may reduce our profitability and cash flow.

We service (for various lenders and under various service agreements) a portfolio of approximately $27.7 billion of loans, as of June 30, 2006, made under the Federal Family Education Loan Program, which loans are guaranteed by a Federal government agency. If a loan is in default, then a claim is made upon the guarantor. If the guarantor denies the claim because of a servicing error, then under certain of the servicing agreements we may be required to purchase the loan from the lender. Upon purchase of the loan, we attempt to cure the servicing errors and either sell the loan back to the guarantor (which must occur within a specified period of time) or sell the loan on the open market to a third party. We are subject to the risk that we may be unable to cure the servicing errors or sell the loan on the open market. Our reserves, which are based on historical information, may be inadequate if our servicing performance results in the requirement that we repurchase a substantial number of loans, which repurchase could have a material adverse impact on our cash flow and profitability.

A disruption in utility or network services may have a negative impact on our business.
Our services are dependent on other companies providing electricity and other utilities to our operating facilities, as well as network companies providing connectivity to our facilities and clients. Since key portions of our business include information technology services and systems integration, we rely on network connectivity at all times. Many of our facilities are located in jurisdictions outside of the United States where the provision of utility services, including electricity and water, may not be consistently reliable. While there are backup systems in many of our operating facilities, an extended outage of utility or network services may have a material adverse effect on our operations, revenues, cash flow and profitability.

Our indemnification obligations may have a material adverse effect on our business.
Many of our contracts, including our agreements with respect to divestitures, include various indemnification obligations. If we are required to satisfy an indemnification obligation, we may have to spend time and cost to defend and settle claims for our indemnities, which may have a material adverse effect on our business, profitability and cash flow.

Other Risks
We have attempted to identify material risk factors currently affecting our business and company. However, additional risks that we do not yet know of, or that we currently think are immaterial, may occur or become material. These risks could impair our business operations or adversely affect revenues, cash flow or profitability.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of June 30, 2006, we have approximately 291 locations in the United States, of which 167 locations are occupied by Commercial operations, 123 locations are occupied by Government operations, and our company-owned facility in Dallas, Texas, which is occupied by primarily Commercial and Corporate functions. We also have 79 locations in 28 other countries, of which 55 locations are occupied by Commercial operations and 24 locations are occupied by Government operations. In addition, we also have employees in client-owned locations. We own approximately 1.2 million square feet of real estate space and lease approximately 8.3 million square feet. The leases expire from calendar years 2006 to 2018 and we do not anticipate any significant difficulty in obtaining lease renewals or alternate space. Our executive offices are located in Dallas, Texas at a company-owned facility of approximately 630,000 square feet, which also houses a host data center and other operations. We believe that our current facilities are suitable and adequate for our current business.

ITEM 3. LEGAL PROCEEDINGS

Regulatory Agency Investigations Relating to Stock Option Grant Practices
On March 3, 2006 we received notice from the Securities and Exchange Commission that it is conducting an informal investigation into certain stock option grants made by us from October 1998 through March 2005. On June 7, 2006 and on June 16, 2006 we received requests from the SEC for information on all of our stock option grants since 1994. We have responded to the SEC's requests for information and are cooperating in the informal investigation.

On May 17, 2006, we received a grand jury subpoena from the United States District Court, Southern District of New York requesting production of documents related to granting of our stock option grants. We have responded to the grand jury subpoena and have provided documents to the United States Attorney's Office in connection with the grand jury proceeding. We have informed the Securities and Exchange Commission and the United States Attorney's Office for the Southern District of New York of the results of our internal investigation into our stock option grant practices and will continue to cooperate with these governmental entities and their investigations.

Internal Investigation Relating to Stock Option Grant Practices
Please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — *Review of Stock Option Grant Practices* for a discussion of our internal investigation into our stock option grant practices and the results thereof.

Lawsuits Related to Stock Option Grant Practices
Several derivative lawsuits have been filed in connection with our stock option grant practices generally alleging claims related to breach of fiduciary duty and unjust enrichment by certain of our directors and senior executives as follows:

Dallas County District Court

- Merl Huntsinger, Derivatively on Behalf of Nominal Defendant Affiliated Computer Services, Inc., Plaintiff, vs. Darwin Deason, Mark A. King, J. Livingston Kosberg, Dennis McCuistion, Joseph P. O'Neill, Jeffrey A. Rich and Frank A. Rossi, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, Cause No. 06-03403 in the District Court of Dallas County, Texas, 193rd Judicial District filed on April 7, 2006.

- Robert P. Oury, Derivatively on Behalf of Nominal Defendant Affiliated Computer Services, Inc., Plaintiff, vs. Darwin Deason, Mark A. King, J. Livingston Kosberg, Dennis McCuistion, Joseph P. O'Neill, Jeffrey A. Rich and Frank A. Rossi, and Affiliated Computer Services, Inc., Nominal Defendant, Cause No. 06-03872 in the District Court of Dallas County, Texas, 193rd Judicial District filed on April 21, 2006.

- Anchorage Police & Fire Retirement System, derivatively on behalf of nominal defendant Affiliated Computer Services Inc., Plaintiff v. Jeffrey Rich; Darwin Deason; Mark King; Joseph O'Neill; Frank Rossi; Dennis McCuiston; J. Livingston Kosberg; Gerald Ford; Clifford Kendall; David Black; Henry Hortenstine; Peter Bracken; William Deckelman; Affiliated Computer Services Inc. Cause No. 06-5265-A in the District Court of Dallas County, Texas, 14th Judicial District filed on June 2, 2006.

The Huntsinger, Oury, and Anchorage lawsuits were consolidated into one case in the Dallas District Court on June 5, 2006, and are now collectively known as the In Re Affiliated Computer Services, Inc. Derivative Litigation case.

U.S. District Court of Delaware

- Jeffrey T. Strauss, derivatively on behalf of Affiliated Computer Services Inc. v. Jeffrey A. Rich; Mark A. King; and Affiliated Computer Services, Inc., as defendants — U.S. District Court of Delaware, Cause No. 06-318, filed on May 16, 2006.

Delaware Chancery Court

- Jan Brandin, in the Right of and for the Benefit of Affiliated Computer Services, Inc., Plaintiff, vs. Darwin Deason, Jeffrey A. Rich, Mark A. King, Joseph O'Neill and Frank Rossi, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, Civil Action No. CA2123-N, pending before the Court of Chancery of the State of Delaware in and for New Castle County, filed on May 2, 2006.

U.S. District Court, Northern District of Texas

- Alaska Electrical Fund, derivatively on behalf of Affiliated Computer Services Inc. v. Jeffrey Rich; Joseph O'Neill; Frank A. Rossi; Darwin Deason; Mark King; Lynn Blodgett; J. Livingston Kosberg; Dennis McCuistion; Warren Edwards; John Rexford and John M. Brophy, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, U.S. District Court, Northern District of Texas, Dallas Division, Cause No. 3-06CV1110-M, filed on June 22, 2006.

- Bennett Ray Lunceford and Ann M. Lunceford, derivatively on behalf of Affiliated Computer Services Inc. v. Jeffrey Rich; Joseph O'Neill; Frank A. Rossi; Darwin Deason; Mark King; Lynn Blodgett; J. Livingston Kosberg; Dennis McCuiston; Warren Edwards; John Rexford and John M. Brophy, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, U.S. District Court, Northern District of Texas, Dallas Division, Cause No. 3-06CV1212-M, filed on July 7, 2006.

The Alaska Electrical and Lunceford cases were consolidated into one case in the U.S. District Court of Texas on August 1, 2006, and are now collectively known as the In Re Affiliated Computer Services Derivative Litigation case.

Based on the same set of facts as alleged in the above causes of action, two lawsuits have been filed under the Employee Retirement Income Security Act ("ERISA") alleging breach of ERISA fiduciary duties by the directors and officers as well as the ACS Benefits

Administrative Committee for retaining ACS common stock as an investment option in the ACS Savings Plan in light of the alleged stock option issues, as follows:

U.S. District Court of Texas, Northern District of Texas

- Terri Simeon, on behalf of Herself and All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., Darwin Deason, Mark A. King, Lynn R. Blodgett, Jeffrey A. Rich, Joseph O'Neill, Frank Rossi, J. Livingston Kosberg, Dennis McCuistion, The Retirement Committee of the ACS Savings Plan, and John Does 1-30, Defendants, U.S. District Court, Northern District of Texas, Dallas Division, Civil Action No. 306-CV-1592P filed August 31, 2006.
- Kyle Burke, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., the ACS Administrative Committee, Lora Villarreal, Kellar Nevill, Gladys Mitchell, Meg Cino, Mike Miller, John Crysler, Van Johnson, Scott Bell, Anne Meli, David Lotocki, Randall Booth, Pam Trutna, Brett Jakovac, Jeffrey A. Rich, Mark A. King, Darwin Deason, Joseph P. O'Neill and J. Livingston Kosberg, U.S. District Court, Northern District of Texas, Dallas Division, Case No. 3:06-CV-02379-M.

On January 10, 2007, the Simeon case and the Burke case were consolidated and we expect that a consolidated amended complaint will be filed.

The cases described above are being vigorously defended. However, it is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Declaratory Action with Respect to Alleged Default and Purported Acceleration of our Senior Notes

On September 22, 2006, we received a letter from CEDE & Co. ("CEDE") sent on behalf of certain holders of our 5.20% Senior Notes due 2015 (the "5.20% Senior Notes") issued by us under that certain Indenture dated June 6, 2005 (the "Indenture") between us and The Bank of New York Trust Company, N.A. (the "Trustee") advising us that we were in default of our covenants under the Indenture. The letter alleged that our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 by September 13, 2006, was a default under the terms of the Indenture. On September 29, 2006, we received a letter from CEDE sent on behalf of the same persons declaring an acceleration with respect to the 5.20% Senior Notes, as a result of our failure to remedy the default set forth in the September 22 letter related to our failure to timely file our Annual Report on Form 10-K for the period ended June 30, 2006. The September 29 letter declared that the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 5.20% Senior Notes were due and payable immediately, and demanded payment of all amounts owed in respect of the 5.20% Senior Notes.

On September 29, 2006 we received a letter from the Trustee with respect to the 5.20% Senior Notes. The letter alleged that we were in default of our covenants under the Indenture with respect to the 5.20% Senior Notes, as the result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 on or before September 28, 2006. On October 6, 2006, we received a letter from the Trustee declaring an acceleration with respect to the 5.20% Senior Notes as a result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 on or before September 28, 2006. The October 6, 2006 letter declared the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 5.20% Senior Notes to be due and payable immediately, and demanded payment of all amounts owed in respect of the 5.20% Senior Notes.

In addition, our 4.70% Senior Notes due 2010 (the "4.70% Senior Notes") were also issued under the Indenture and have identical default and acceleration provisions as the 5.20% Senior Notes. On October 9, 2006, we received letters from certain holders of the 4.70% Senior Notes issued by us under the Indenture, advising us that we were in default of our covenants under the Indenture. The letters alleged that our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 by September 13, 2006, was a default under the terms of the Indenture. On November 9, 10 and 16, 2006, we received letters from CEDE sent on behalf of certain holders of our 4.70% Senior Notes, declaring an acceleration of the 4.70% Senior Notes as the result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006. The November 9, 10 and 16, 2006 letters declared the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 4.70% Senior Notes to be due and payable immediately, and demanded payment of all amounts owed under the 4.70% Senior Notes.

It is our position that no default has occurred under the Indenture and that no acceleration has occurred with respect to the 5.20% Senior Notes or the 4.70% Senior Notes (collectively, the "Senior Notes") or otherwise under the Indenture. Further we have filed a lawsuit against the Trustee in the United States District Court, Northern District of Texas, Dallas Division, seeking a declaratory judgment affirming our position. On January 8, 2007, the Court entered an order substituting Wilmington Trust Company for the Bank of New York. On January 16, 2007, Wilmington Trust Company filed an answer and counterclaim. The counterclaim seeks immediate payment of all principal and accrued and unpaid interest on the Senior Notes. Alternatively, the counterclaim seeks damages measured by the difference between the fair market value of the Senior Notes on or about September 22, 2006 and par value of the Senior Notes.

Unless and until there is a final judgment rendered in the lawsuit described above (including any appellate proceedings), no legally enforceable determination can be made as to whether the failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 is a default under the Indenture as alleged by the letters referenced above. If there is a final legally enforceable determination that the failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 is a default under the Indenture, and that acceleration with respect to the Senior Notes was proper, the principal and premium, if any, and all accrued and unpaid interest, if any, on the Senior Notes would be immediately due and payable.

In the event the claim of default against us made by certain holders of the Senior Notes is upheld in a court of law and we are required to payoff the Senior Notes, it is most likely that we would utilize the Credit Facility to fund such payoff. Under the terms of the Credit Facility, we can utilize borrowings under the Revolving Credit Facility (defined in Item 7), subject to certain liquidity requirements, or may seek additional commitments for funding under the Term Loan Facility (defined in Item 7) of the Credit Facility (defined in Item 7). We estimate we have sufficient liquidity to meet both the needs of our operations and any potential payoff of the Senior Notes. While we do have availability under our Credit Facility to draw funds to repay the Senior Notes, there may be a decrease in our credit availability that could otherwise be used for other corporate purposes, such as acquisitions and share repurchases.

If our Senior Notes are refinanced or the determination is made that the outstanding balance is due to the noteholders, the remaining unrealized loss on forward interest rate agreements reported in other comprehensive income of $16.3 million ($10.2 million, net of income tax), unamortized deferred financing costs of $3.2 million ($2.1 million, net of income tax) and unamortized discount of $0.6 million ($0.4 million, net of income tax) associated with our Senior Notes as of June 30, 2006 may be adjusted and reported as interest expense in our Consolidated Statement of Income in the period of refinancing or demand.

Amendment, Consent and Waiver for our Credit Facility
On September 26, 2006, we received an amendment, consent and waiver from the lenders under our Credit Facility with respect to, among other provisions, waiver of any default or event of default arising under the Credit Facility as a result of our failure to comply with certain reporting covenants relating to other indebtedness, including covenants purportedly requiring the filing of reports with either the SEC or the holders of such indebtedness, so long as those requirements are complied with by December 31, 2006. As consideration for this amendment, consent and waiver, we paid a fee of $2.6 million.

On December 21, 2006, we received an amendment, consent and waiver from lenders under our Credit Facility. The amendment, consent and waiver includes the following provisions, among others:

(1) Consent to the delivery, on or prior to February 14, 2007, of (i) the financial statements, accountant's report and compliance certificate for the fiscal year ended June 30, 2006 and (ii) financial statements and related compliance certificates for the fiscal quarters ended June 30, 2006 and September 30, 2006, and waiver of any default arising from the failure to deliver any such financial statements, reports or certificates within the applicable time period provided for in the Credit Agreement, provided that any such failure to deliver resulted directly or indirectly from the previously announced investigation of the Company's historical stock option grant practices (the "Options Matter").

(2) Waiver of any default or event of default arising from the incorrectness of representations and warranties made or deemed to have been made with respect to certain financial statements previously delivered to the Agent as a result of any restatement, adjustment or other modification of such financial statements resulting directly or indirectly from the Options Matter.

(3) Waiver of any default or event of default which may arise from the Company's or its subsidiaries' failure to comply with reporting covenants under other indebtedness that are similar to those in the Credit Agreement (including any covenant to file any report with the Securities and Exchange Commission or to furnish such reports to the holders of such indebtedness), provided such reporting covenants are complied with on or prior to February 14, 2007.

(4) Amendments to provisions relating to the permitted uses of the proceeds of revolving loans under the Credit Agreement that (i) increase to $500 million from $350 million the aggregate principal amount of revolving loans that may be outstanding, the proceeds of which may be used to satisfy the obligations under the Company's 4.70% Senior Notes due 2010 or 5.20% Senior Notes due 2015 and (ii) until June 30, 2007, decrease to $200 million from $300 million the minimum liquidity (i.e., the

aggregate amount of the Company's unrestricted cash in excess of $50 million and availability under the Credit Agreement's revolving facility) required after giving effect to such use of proceeds.

As consideration for this amendment, waiver and consent, we paid a fee of $1.3 million.

Investigation Regarding Photo Enforcement Contract in Edmonton, Alberta, Canada
We and one of our Canadian subsidiaries, ACS Public Sector Solutions, Inc., received a summons issued February 15, 2006 by the Alberta Department of Justice requiring us and our subsidiary to answer a charge of a violation of a Canadian Federal law which prohibits giving, offering or agreeing to give or offer any reward, advantage or benefit as consideration for receiving any favor in connection with a business relationship. The charge covers the period from January 1, 1998 through June 4, 2004 and references the involvement of certain Edmonton, Alberta police officials. Two Edmonton police officials have been separately charged for violation of this law. The alleged violation relates to the subsidiary's contract with the City of Edmonton for photo enforcement services. We acquired this subsidiary and contract from Lockheed Martin Corporation in August 2001 when we acquired Lockheed Martin IMS Corporation. The contract currently is on a month-to-month term with revenues of approximately $2.3 million, $2 million and $1.9 million (U.S. dollars) in fiscal years 2006, 2005 and 2004, respectively. A renewal contract had been awarded to our subsidiary in 2004 on a sole source basis, but this renewal award was rescinded by the City of Edmonton and a subsequent request for proposals for an expanded photo enforcement contract was issued in September 2004. Prior to announcement of any award, however, the City of Edmonton suspended this procurement process pending the completion of the investigation by the Royal Canadian Mounted Police which led to the February 15, 2006 summons. We conducted an internal investigation of this matter, and based on our findings from our internal investigation, we believe that our subsidiary has sustainable defenses to the charge. We notified the U.S. Department of Justice and the U.S. Securities and Exchange Commission upon our receipt of the summons and continue to periodically report the status of this matter to them.

On October 31, 2006 legal counsel to the Alberta government withdrew the charge against ACS. The charge against our subsidiary has not been withdrawn and a preliminary hearing on this matter has been scheduled for September 7, 2007. We are unable to express an opinion as to the likely outcome of this matter at this time. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Investigation Concerning Procurement Process at Hanscom Air Force Base
One of our subsidiaries, ACS Defense, LLC, and several other government contractors received a grand jury document subpoena issued by the U.S. District Court for the District of Massachusetts in October 2002. The subpoena was issued in connection with an inquiry being conducted by the Antitrust Division of the U.S. Department of Justice ("DOJ"). The inquiry concerns certain IDIQ (Indefinite Delivery — Indefinite Quantity) procurements and their related task orders, which occurred in the late 1990s at Hanscom Air Force Base in Massachusetts. In February 2004, we sold the contracts associated with the Hanscom Air Force Base relationship to ManTech International Corporation ("ManTech"); however, we have agreed to indemnify ManTech with respect to this DOJ investigation. The DOJ is continuing its investigation, but we have no information as to when the DOJ will conclude this process. We have cooperated with the DOJ in producing documents in response to the subpoena, and our internal investigation and review of this matter through outside legal counsel will continue through the conclusion of the DOJ investigatory process. We are unable to express an opinion as to the likely outcome of this matter at this time. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Investigation Regarding Certain Child Support Payment Processing Contracts.
Another of our subsidiaries, ACS State & Local Solutions, Inc. ("ACS SLS"), and a teaming partner of this subsidiary, Tier Technologies, Inc. ("Tier"), received a grand jury document subpoena issued by the U.S. District Court for the Southern District of New York in May 2003. The subpoena was issued in connection with an inquiry being conducted by the Antitrust Division of the DOJ. We believe that the inquiry concerns the teaming arrangements between ACS SLS and Tier on child support payment processing contracts awarded to ACS SLS, and Tier as a subcontractor to ACS SLS, in New York, Illinois and Ohio but may also extend to the conduct of ACS SLS and Tier with respect to the bidding process for child support contracts in certain other states. Effective June 30, 2004, Tier was no longer a subcontractor to us in Ohio. Our revenue from the contracts for which Tier was a subcontractor was approximately $45.6 million, $43.5 million and $67 million for fiscal years 2006, 2005 and 2004, respectively, representing approximately 0.9%, 1% and 1.6% of our revenues for fiscal years 2006, 2005 and 2004, respectively. Our teaming arrangement with Tier also contemplated the California child support payment processing request for proposals, which was issued in late 2003; however, we did not enter into a teaming agreement with Tier for the California request for proposals. Based on Tier's filings with the Securities and Exchange Commission, we understand that on November 20, 2003 the DOJ granted conditional

amnesty to Tier in connection with this inquiry pursuant to the DOJ's Corporate Leniency Policy. The policy provides that the DOJ will not bring any criminal charges against Tier as long as it continues to fully cooperate in the inquiry (and makes restitution payments if it is determined that parties were injured as a result of impermissible anticompetitive conduct). In May 2006 we were advised that one of our current employees (who has not been active in our government business segment since June 2005) and one former employee of ACS SLS, both of whom held senior management positions in the subsidiary during the period in question, have received target letters from the DOJ related to this inquiry. The DOJ is continuing its investigation, but we have no information as to when the DOJ will conclude this process. We have cooperated with the DOJ in producing documents in response to the subpoena, and our internal investigation and review of this matter through outside legal counsel will continue through the conclusion of the DOJ investigatory process. We are unable to express an opinion as to the likely outcome of this matter at this time. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Investigation Regarding Florida Workforce Contracts

On January 30, 2004, the Florida Agency for Workforce Innovation's ("AWI") Office of Inspector General ("OIG") issued a report that reviewed 13 Florida workforce regions, including Dade and Monroe counties, and noted concerns related to the accuracy of customer case records maintained by our local staff. Our total revenue generated from the Florida workforce services amounts to approximately 0.4%, 0.9% and 1% of our revenues for fiscal years 2006, 2005 and 2004, respectively. In March 2004, we filed our response to the OIG report. The principal workforce policy organization for the State of Florida, which oversees and monitors the administration of the State's workforce policy and the programs carried out by AWI and the regional workforce boards, is Workforce Florida, Inc. ("WFI"). On May 20, 2004, the Board of Directors of WFI held a public meeting at which the Board announced that WFI did not see a systemic problem with our performance of these workforce services and that it considered the issue closed. There were also certain contract billing issues that arose during the course of our performance of our workforce contract in Dade County, Florida, which ended in June 2003. However, during the first quarter of fiscal year 2005, we settled all financial issues with Dade County with respect to our workforce contract with that county and the settlement is fully reflected in our results of operations for the first quarter of fiscal year 2005. We were also advised in February 2004 that the SEC had initiated an informal investigation into the matters covered by the OIG's report, although we have not received any request for information or documents since the middle of calendar year 2004. On March 22, 2004, ACS SLS received a grand jury document subpoena issued by the U.S. District Court for the Southern District of Florida. The subpoena was issued in connection with an inquiry being conducted by the DOJ and the Inspector General's Office of the U.S. Department of Labor ("DOL") into the subsidiary's workforce contracts in Dade and Monroe counties in Florida, which also expired in June 2003, and which were included in the OIG's report. On August 11, 2005, the South Florida Workforce Board notified us that all deficiencies in our Dade County workforce contract have been appropriately addressed and all findings are considered resolved. On August 25, 2004, ACS SLS received a grand jury document subpoena issued by the U.S. District Court for the Middle District of Florida in connection with an inquiry being conducted by the DOJ and the Inspector General's Office of the DOL. The subpoena relates to a workforce contract in Pinellas County in Florida for the period from January 1999 to the contract's expiration in March 2001, which was prior to our acquisition of this business from Lockheed Martin Corporation in August 2001. Further, we settled a civil lawsuit with Pinellas County in December 2003 with respect to claims related to the services rendered to Pinellas County by Lockheed Martin Corporation prior to our acquisition of ACS SLS (those claims having been transferred with ACS SLS as part of the acquisition), and the settlement resulted in Pinellas County paying ACS SLS an additional $600,000. We are continuing our internal investigation of these matters through outside legal counsel and we are continuing to cooperate with the DOJ and DOL in connection with their investigations. At this stage of these investigations, we are unable to express an opinion as to their likely outcome. It is not possible at this time to reasonably estimate the potential loss or range of loss, if any. During the second quarter of fiscal year 2006, we completed the divestiture of substantially all of our welfare-to-workforce services business (See Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Significant Developments — Fiscal Year 2006 for further information). However, we retained the liabilities for this business which arose from activities prior to the date of closing, including the contingent liabilities discussed above.

In addition to the foregoing, we are subject to certain other legal proceedings, inquiries, claims and disputes, which arise in the ordinary course of business. Although we cannot predict the outcomes of these other proceedings, we do not believe these other actions, in the aggregate, will have a material adverse effect on our financial position, results of operations or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fiscal fourth quarter covered by this report, no matter was submitted to a vote of our security holders.

PART II

ITEM 5. MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A common stock is traded on the New York Stock Exchange under the symbol "ACS." The following table sets forth the high and low sales prices of our Class A common stock for the last two fiscal years as reported on the NYSE.

Fiscal year ended June 30, 2006	High	Low
First Quarter	$55.10	$48.46
Second Quarter	61.16	46.91
Third Quarter	63.66	55.14
Fourth Quarter	60.39	46.50
Fiscal year ended June 30, 2005		
First Quarter	$57.84	$49.11
Second Quarter	61.23	52.31
Third Quarter	60.82	49.52
Fourth Quarter	53.86	45.81

On January 12, 2007, the last reported sales price of our Class A common stock as reported on the NYSE was $48.86 per share. As of that date, there were approximately 90,000 record holders of our Class A common stock and one record holder of our Class B common stock.

Under the terms of our Credit Facility and Senior Notes (each as defined in Item 7), we are allowed to pay cash dividends. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as the Board of Directors deems relevant. We intend to retain earnings for use in the operation of our business and, therefore, did not pay cash dividends in the fiscal years ended June 30, 2006, 2005 and 2004 and do not anticipate paying any cash dividends in the foreseeable future.

The following table summarizes certain information related to our stock option and employee stock purchase plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as of June 30, 2006	Weighted average exercise price of outstanding options, warrants and rights (3)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in initial column) as of June 30, 2006
Equity compensation plans approved by security shareholders			
Stock options	11,638,410(1)	$42.30	3,404,636(2)
Employee stock purchase plan	N/A	N/A	915,936
Equity compensation plans not approved by security shareholders	—	—	—
Total	11,638,410	$42.30	4,320,572

(1) These plans consist of the 1988 Stock Option Plan and the 1997 Stock Incentive Plan. No additional shares can be issued under the 1988 Stock Option Plan. Upon exercise the holder is entitled to receive Class A common stock.

(2) Under our 1997 Stock Incentive Plan, as authorized by our shareholders pursuant to our November 14, 1997 Proxy Statement, the number of shares of our Class A common stock available for issuance is subject to increase by approval of our Board of Directors pursuant to a formula that limits the number of shares optioned, sold, granted or otherwise issued under the 1997 Stock Incentive Plan to current employees, consultants and non-employee directors to no more than 12.8% of our issued and outstanding shares of common stock. Consequently, any share repurchases (as discussed below) reduce the number of options to purchase shares that we may grant under the 1997 Stock Incentive Plan.

(3) Weighted average exercise price of outstanding options, warrants, and rights of $42.30 per share is prior to the repricing of certain options that has occurred or is expected to occur, as discussed in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Review of Stock Option Grant Practices.

On August 15, 2006, the Compensation Committee of the Board of Directors granted 2,091,500 options to employees under the 1997 Stock Incentive Plan. Based on executive management's recommendation, no stock option grants were made to corporate executive management pending substantive determination regarding corporate executive management's actions in the matters related to the informal stock option investigation by the Securities and Exchange Commission and the grand jury subpoena issued by the United States District Court, Southern District of New York. However, the Compensation Committee of the Board of Directors agreed to grant options of 100,000 shares each to Ann Vezina, Chief Operating Officer, Commercial Solutions Group and Tom Burlin, Chief Operating Officer, Government Solutions Group, but those grants were deferred. The delay in the grants to Ms. Vezina and Mr. Burlin was necessary at the time because there were insufficient shares remaining in the 1997 Stock Incentive Plan to make the grants to Ms. Vezina and Mr. Burlin. Subsequent to August 15, 2006, there were a number of options granted under the 1997 Stock Incentive Plan that terminated, which options then became available to grant to other employees, including Ms. Vezina and Mr. Burlin as discussed below.

Because of the investigation into our stock option grant practices, we were unable to timely file our Annual Report on Form 10-K and our Annual Meeting of Stockholders was delayed, and the regularly scheduled meeting of our Board of Directors that was to have occurred in November 2006 was focused solely on stock option investigation matters and any other matters for consideration were deferred. Under our stock option granting policy (See Item 11, Part III), the day prior to or the day of that regularly scheduled November Board meeting, the Compensation Committee could have granted options to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition. On the morning of December 9, 2006, the Compensation Committee met to discuss whether options, which were now available under the 1997 Stock Incentive Plan, should be granted to new hires, employees receiving a grant in connection with a promotion, or persons who became ACS employees as a result of an acquisition. After consideration of the fact that options would have been granted in November, if the regularly scheduled Board meeting had not deferred consideration of matters other than the stock option investigation, the Compensation Committee met on December 9, 2006 and, as a result of their actions at that meeting, a grant of 692,000 shares was made to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition, with such grants including 140,000 shares to Lynn Blodgett, who had been promoted to President and Chief Executive Officer; 75,000 shares to John Rexford who had been promoted to Executive Vice President and Chief Financial Officer and named a director; and 100,000 shares each to Ms. Vezina and Mr. Burlin which grants were in recognition of their recent promotions to Chief Operating Officers of the Commercial and Government Segments respectively, and has been approved by the Compensation Committee on August 15, 2006 but were deferred until shares were available for grant.

Tender Offer

On January 26, 2006, we announced that our Board of Directors authorized a modified "Dutch Auction" tender offer to purchase up to 55.5 million shares of our Class A common stock at a price per share not less than $56 and not greater than $63 (the "Tender Offer"). The Tender Offer commenced on February 9, 2006, and expired on March 17, 2006 (as extended), and was funded with proceeds from the Term Loan Facility (defined in Item 7). Our directors and executive officers, including our Chairman, Darwin Deason, did not tender shares pursuant to the Tender Offer. The number of shares purchased in the Tender Offer was 7,365,110 shares of Class A common stock at an average price of $63 per share plus transaction costs, for an aggregate purchase amount of $475.9 million. All of the shares purchased in the Tender Offer were retired as of June 30, 2006.

Share Repurchase Programs

Prior to the Tender Offer, our Board of Directors authorized three share repurchase programs totaling $1.75 billion of our Class A common stock. On September 2, 2003, we announced that our Board of Directors authorized a share repurchase program of up to $500 million of our Class A common stock; on April 29, 2004, we announced that our Board of Directors authorized a new, incremental share repurchase program of up to $750 million of our Class A common stock, and on October 20, 2005, we announced that our Board of Directors authorized an incremental share repurchase program of up to $500 million of our Class A common stock. These share repurchase plans were terminated on January 25, 2006 by our Board of Directors in contemplation of our Tender Offer, which was announced January 26, 2006 and expired March 17, 2006. The programs, which were open-ended, allowed us to repurchase our shares on the open market from time to time in accordance with Securities and Exchange Commission rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares purchased and the timing of purchases was based on the level of cash and debt balances, general business conditions and other factors, including alternative investment opportunities, and purchases under these plans were funded from various sources, including, but not limited to, cash on hand, cash flow from operations, and borrowings under our credit facilities. Under our previously authorized share repurchase programs during fiscal years 2006, 2005 and 2004, we had repurchased approximately 2.2 million, 4.9 million and 15 million shares, respectively, at a total cost of approximately $115.8 million, $250.8 million and $743.2 million, respectively. We have reissued approximately 0.3 million, 0.6 million and 0.1 million shares, respectively, for proceeds of approximately $17.9 million, $28.5 million and $4.6 million, respectively, to fund contributions to our employee stock purchase plan and 401(k) plan during fiscal years 2006, 2005 and 2004, respectively. In July 2006, we reissued approximately 57,000 shares for proceeds totaling approximately $2.8 million to fund contributions to our employee stock purchase plan.

In June 2006, our Board of Directors authorized a share repurchase program of up to $1 billion of our Class A common stock. The program, which was open ended, allowed us to repurchase our shares on the open market, from time to time, in accordance with the requirements of SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares to be purchased and the timing of purchases was based on the level of cash and debt balances, general business conditions, and other factors, including alternative investment opportunities. As of June 30, 2006, we had repurchased approximately 5.5 million shares at a total cost of approximately $269.3 million and retired approximately 3.2 million of those shares. As of June 30, 2006, we had initiated purchases that had not yet settled for 1.3 million shares of our common stock with a total cost of $66.4 million. In August 2006, we completed the June 2006 Board of Directors authorized share repurchase program, purchasing a total of 19.9 million shares for an average price of $50.30. All of the shares repurchased under this authorization were retired as of the date of this report.

In August 2006, our Board of Directors authorized an additional share repurchase program of up to $1 billion of our Class A common stock. The program, which is open ended, will allow us to repurchase our shares on the open market, from time to time, in accordance with the requirements of SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares to be purchased and the timing of purchases will be based on the level of cash and debt balances, general business conditions, and other factors, including alternative investment opportunities. No repurchases have been made under this additional share repurchase program as of the date of this filing. We expect to fund repurchases under this additional share repurchase program from borrowings under our Credit Facility.

Repurchase activity for the quarter ended June 30, 2006 is reflected in the table below. Please refer to the discussion above for the cumulative repurchases under our previous share repurchase programs.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
April 1 - April 30, 2006	—	$ —	—	$ —
May 1 - May 31, 2006	—	—	—	—
June 1 - June 30, 2006	5,450,084	49.41	5,450,084	730,688,206
For the quarter ended June 30, 2006	5,450,084	$49.41	5,450,084	$730,688,206

Convertible Notes

On February 27, 2004, we completed the redemption of our 3.5% Convertible Subordinated Notes due February 15, 2006 (the "Convertible Notes"). Holders of 99.9% of all the outstanding Convertible Notes converted their Convertible Notes to 23.0234 shares of our Class A common stock per $1,000 principal amount of Convertible Notes in accordance with the procedures specified in the related indenture governing the Convertible Notes. As the result of such conversions, approximately 7.3 million shares of our Class A common stock were issued to such noteholders at the conversion price of $43.44 per share. The remaining Convertible Notes were redeemed in cash at 101.4% of the principal amount, resulting in a cash redemption of $269,000.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data is qualified by reference to and should be read in conjunction with our Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. Please see the discussions, "Review of Stock Option Grant Practices" and "Significant Developments — Fiscal years 2006, 2005 and 2004," in Management's Discussion and Analysis of Financial Condition and Results of Operations for a description of the more significant events, including business combinations, that impact comparability, as well as the Notes to our Consolidated Financial Statements (in thousands, except per share amounts).

Our financial results for fiscal years 2005, 2004, 2003 and 2002 have been restated as a result of the review of our internal investigation of our stock option grant practices discussed in footnote (i) to this schedule of selected consolidated financial data. Please see "Review of Stock Option Grant Practices" in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 2 of our Consolidated Financial Statements for a discussion of the adjustments to our selected consolidated financial data.

	As of and for the fiscal year ended June 30,				
	2006(b)	2005(c)	2004(d)	2003	2002(e)
Results of Operations Data:					
Revenues(a)	$5,353,661	$4,351,159	$4,106,393	$3,787,206	$3,062,918
Operating income (as reported)	$ 617,284	$ 654,481	$ 843,711	$ 519,281	$ 400,632
Adjustments(i)		(6,997)	(8,966)	(10,497)	(9,247)
Operating income (as restated)		$ 647,484	$ 834,745	$ 508,784	$ 391,385
Net income (as reported)	$ 358,806	$ 415,945	$ 529,843	$ 306,842	$ 229,596
Adjustments(i)		(6,376)	(8,115)	(8,572)	(7,611)
Net income (as restated)		$ 409,569	$ 521,728	$ 298,270	$ 221,985
Earnings per share — basic (as reported)	$ 2.91	$ 3.26	$ 4.03	$ 2.32	$ 1.94
Adjustments(i)		(0.05)	(0.06)	(0.07)	(0.07)
Earnings per share — basic (as restated)		$ 3.21	$ 3.97	$ 2.25	$ 1.87
Earnings per share — diluted (as reported)	$ 2.87	$ 3.19	$ 3.83	$ 2.20	$ 1.76
Adjustments(i)		(0.05)	(0.06)	(0.07)	(0.06)
Earnings per share — diluted (as restated)		$ 3.14	$ 3.77	$ 2.13	$ 1.70
Weighted average shares outstanding — basic(f)	123,197	127,560	131,498	132,445	118,646
Weighted average shares outstanding — diluted(f) (as reported)	125,027	130,382	139,646	143,430	137,464
Adjustments(i)		174	234	168	258
Weighted average shares outstanding — diluted (as restated)(f)		130,556	139,880	143,598	137,722
Balance Sheet Data:					
Working capital	$ 704,158	$ 405,983	$ 406,854	$ 422,022	$ 388,576
Total assets	$5,502,437	$4,850,838	$3,907,242	$3,698,705	$3,403,567
Total long-term debt(g) (less current portion)	$1,614,032	$ 750,355	$ 372,439	$ 498,340	$ 708,233
Stockholders' equity (as reported)	$2,456,218	$2,838,428	$2,590,487	$2,429,188	$2,095,420
Adjustments(i)		(26,716)	(20,809)	(12,685)	(7,981)
Stockholders' equity (as restated)		$2,811,712	$2,569,678	$2,416,503	$2,087,439
Other Data:					
Net cash provided by operating activities(h)	$ 638,216	$ 739,348	$ 476,209	$ 545,305	$ 372,014

(a) Revenues from operations divested through June 30, 2006 were $104.5 million, $218.6 million, $495.4 million, $966.1 million and $897.3 million for fiscal years 2006, 2005, 2004, 2003 and 2002, respectively. Please see the discussion in "Significant Developments — Fiscal Year 2006" and "Significant Developments — Fiscal Year 2004" in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 5 of our Consolidated Financial Statements for a discussion of divestiture activity.

(b) Please see "Significant Developments — Fiscal Year 2006" in Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to our Consolidated Financial Statements for discussion of significant items which impacted fiscal year 2006 results of operations, including the adoption of SFAS 123(R)(defined in Item 7) and the WWS Divestiture (defined in Item 7).

(c) Please see "Significant Developments — Fiscal Year 2005" in Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to our Consolidated Financial Statements for discussion of significant items which impacted fiscal year 2005 results of operations. During fiscal year 2005, we acquired the human resources consulting and outsourcing business of Mellon Financial Corporation.

(d) Please see "Significant Developments — Fiscal Year 2004" in Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to our Consolidated Financial Statements for discussion of significant items which impacted fiscal year 2004 results of operations, including the divestiture of a majority of our Federal business.

(e) During fiscal year 2002, we acquired Lockheed Martin IMS Corporation and AFSA Data Corporation.

(f) Please see Item 5 and Notes 16, 17 and 30 of our Consolidated Financial Statements for a discussion of our share repurchase programs and Tender Offer.

(g) During fiscal year 2005, we issued $500 million of Senior Notes (defined in Item 7) and during fiscal year 2006 we entered into a new $800 million Term Loan Facility and $1 billion Revolving Facility (each defined in Item 7). Please see the discussion in "Liquidity and Capital Resources" in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 13 of our Consolidated Financial Statements for discussion of our credit arrangements.

(h) Please see "Liquidity and Capital Resources" in Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of items affecting fiscal years 2006, 2005 and 2004 cash flow from operating activities.

(i) Our financial results for fiscal years 2005, 2004, 2003 and 2002 have been restated as a result of our internal investigation of our stock option grant practices and other tax matters to record additional non-cash stock-based compensation expense resulting from stock options granted during 1994 to 2005 that were incorrectly accounted for under generally accepted accounting principles and related income tax effects. Related income tax effects include deferred income tax benefits on the compensation expense, and additional income tax liabilities, with adjustments to additional paid-in capital, and estimated penalties and interest, related to the application of Internal Revenue Code Section 162(m) and related Treasury Regulations to stock-based executive compensation previously deducted, that is now no longer deductible as a result of revised measurement dates of certain stock option grants. We have also included in our restatements additional income tax liabilities and estimated penalties and interest, with adjustments to additional paid-in capital and income tax expense, related to certain cash and stock-based executive compensation deductions previously taken under Section 162(m), which we believe may now be non-deductible as a result of information that has been obtained by us in connection with our internal investigation, due to factors unrelated to revised measurement dates. Please see "Review of Stock Option Grant Practices" in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 2 of our Consolidated Financial Statements for a discussion of our restatements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995). While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of our control, that could cause actual results to materially differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in Item 1A. of this Annual Report on Form 10-K under the caption "Risk Factors." In addition, we operate in a highly competitive and rapidly changing environment, and new risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. We disclaim any intention to, and undertake no obligation to, update or revise any forward-looking statement.

We report our financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). However, we believe that certain non-GAAP financial measures and ratios, used in managing our business, may provide users of this financial information with additional meaningful comparisons between current results and prior reported results. Certain of the information set forth herein and certain of the information presented by us from time to time (including free cash flow and internal revenue growth) may constitute non-GAAP financial measures within the meaning of Regulation G adopted by the Securities and Exchange Commission ("SEC"). We have presented herein and we will present in other information we publish that contains any of these non-GAAP financial measures a reconciliation of these measures to the most directly comparable GAAP financial measure. The presentation of this additional information is not meant to be considered in isolation or as a substitute for comparable amounts determined in accordance with generally accepted accounting principles in the United States.

Overview

We derive our revenues from delivering comprehensive business process outsourcing and information technology services solutions to commercial and government clients. A substantial portion of our revenues is derived from recurring monthly charges to our clients under service contracts with initial terms that vary from one to ten years. We define recurring revenues as revenues derived from services that our clients use each year in connection with their ongoing businesses, and accordingly, exclude software license fees, short-term contract programming and consulting engagements, product installation fees, and hardware and software sales. However, as we add, through acquisitions or new service offerings, consulting or other services to enhance the value delivered and offered to our clients which are primarily short-term in nature, we may experience variations in our mix of recurring versus non-recurring revenues. Since inception, our acquisition program has resulted in growth and diversification of our client base, expansion of services and products offered, increased economies of scale and geographic expansion.

Management focuses on various metrics in analyzing our business and its performance and outlook. One such metric is our sales pipeline, which was approximately $1.6 billion of annual recurring revenues as of June 30, 2006. Our sales pipeline is a qualified pipeline of deals with signings anticipated within the next six months and excludes deals with annual recurring revenue over $100 million. Both the commercial and government pipelines have significant, quality opportunities across multiple lines of business and in multiple verticals, including business process outsourcing, commercial and government information technology services and healthcare. We analyze the cash flow generation qualities of each deal in our pipeline and make decisions based on its cash return characteristics. While the magnitude of our sales pipeline is an important indicator of potential new business signings and potential future internal revenue growth, actual new business signings and internal revenue growth depend on a number of factors including the effectiveness of our sales pursuit teams, competition for a deal, deal pricing and other risks described further in Item 1A. Risk Factors.

We use internal revenue growth as a measure of the organic growth of our business. Internal revenue growth is measured as total revenue growth less acquired revenue from acquisitions and revenues from divested operations. At the date of acquisition, we identify the trailing twelve months of revenue of the acquired company as the "pre-acquisition revenue of acquired companies." Pre-acquisition revenue of the acquired companies is considered "acquired revenues" in our calculation, and revenues from the acquired company, either above or below that amount are components of "internal growth" in our calculation. We use the calculation of internal revenue growth to measure revenue growth excluding the impact of acquired revenues and the revenue associated with divested operations and we believe these adjustments to historical reported results are necessary to accurately reflect our internal revenue growth. Revenues from divested operations are excluded from the internal revenue growth calculation in the periods following the effective date of the divestiture. Our measure of internal revenue growth may not be comparable to similarly titled measures of other companies. Prior period internal revenue growth calculations are not restated for current period divestitures.

Management analyzes new business signings on a trailing twelve month basis as it is generally a better indicator of future growth than quarterly new business signings which can vary due to timing of contract execution. We define new business signings as recurring revenue from new contracts, including the incremental portion of renewals, signed during the period and represent the estimated first twelve months of revenue to be recorded under that contract after full implementation. We use new business signings as additional measures of estimating total revenue represented by contractual commitments, both to forecast prospective revenues and to estimate capital commitments. Revenues for new business signings are measured under GAAP. There are no third party standards or requirements governing the calculation of new business signings and our measure may not be comparable to similarly titled measures of other companies.

Renewal rates are a key indicator of client satisfaction. Our fiscal year 2006 renewal rates were approximately 85%. We define total contract value as the estimated total revenues from contracts signed during the period and represents estimated total revenue over the term of the contract. We use total contract value as an additional measure of estimating total revenue represented by contractual commitments, both to forecast prospective revenues and to estimate capital commitments. Revenues for total contract value are measured under GAAP.

We compete for new business in the competitive IT services and business process outsourcing markets. The overall health of these markets and the competitive environment can be determined by analyzing several key metrics. One of the metrics we monitor is the overall expected operating margin of our new business signings which is a good indicator of our expected future operating margin given the long-term nature of our customer contracts. We are seeing that the overall expected operating margin of new business signings is consistent with our historical operating margin. While the expected operating margin on new business signings may change in the future, we believe the current expected operating margin trend supports a healthy competitive pricing environment.

Another metric of new business signings that we monitor is capital intensity, defined as capital expenditures and additions to intangible assets, of new business signings. Understanding the capital intensity of new business signings is helpful in determining the future free cash flow generating levels of our business. Historically the capital intensity in our business has ranged between 5-7%. During fiscal year 2006, the overall capital intensity of our business was slightly in excess of 8% due to approximately $60 million in investments that we made in certain areas of our business. These investments included investments related to integrating the Acquired HR Business and expanding our human resources outsourcing technology platform; investments made in our Government healthcare technology platforms; the expansion of our data center capacity with the addition of a new data center and investments to increase global production both in existing locations and new geographies. The expected capital intensity of new business signings during fiscal year 2006 was consistent with our historical range. We believe the expected capital intensity range of our new business signings reflects a healthy competitive environment and the related risks we are taking with respects to our new IT services and business process outsourcing business.

Retaining and training our employees is a key ingredient to our historical success and will continue to be a major factor in our future success. We consistently review our retention rates on a regional and global basis to ensure that we are competitive in hiring, retaining and motivating our employees. We perform benchmarking studies against some markets in which we compete to ensure our competitiveness in compensation and benefits and utilize employee surveys to gauge our employees' level of satisfaction. We provide our employees ongoing technological and leadership training and will continue to do so to develop our employees and remain competitive. We utilize incentive based compensation as a means to motivate certain of our employees in both segments of our business and anticipate increasing our use of incentive based compensation in fiscal year 2007. We believe our use of incentive based compensation is a competitive advantage for ACS.

2007 Outlook

As a premier provider of business process outsourcing and information technology services, we believe we are well positioned to benefit from commercial and governmental entities' demand to outsource non-core, mission-critical back office functions. Demand for commercial business process and information technology services is expected to remain healthy during fiscal year 2007. Areas of strong demand in the Commercial segment include transactional business process outsourcing, multi-scope human resources outsourcing, finance and accounting outsourcing, customer care outsourcing and traditional information technology services. We also anticipate healthy demand for our government services. In addition to the areas that we have marketed historically, such as government healthcare, municipal services, electronic payment services and transportation services and solutions, we continue to believe that government entities could benefit from our commercial best practices around such areas as eligibility administration, human resources outsourcing, customer care and finance and accounting outsourcing. From a geographic perspective, we believe that there will continue to be strong demand in the United States and expect to see more business process outsourcing opportunities in Europe and abroad.

In order to capitalize on opportunities in these markets, we will continue to make certain investments and reorganizations in our business in fiscal year 2007. We recently completed strategic acquisitions in specific segments of our business including the learning outsourcing component of human resource outsourcing and the cost recovery segment of commercial healthcare markets. These acquisitions should allow us to capitalize on strong demand in these vertical markets. During fiscal year 2006, we performed a critical review of our operations and restructured certain operations and shed non-core businesses. We continued our restructuring activities in the first quarter of fiscal year 2007, and recorded certain restructuring charges and asset impairments arising from our discretionary decisions in that period. We believe that these restructuring activities will help us better compete in the diverse markets that we serve.

In the Commercial segment, we anticipate expanding our system integration services as well as application, development and maintenance services in selected vertical markets. We also plan to increase our penetration of low-cost delivery locations outside the United States. In the Government segment, we expect to leverage our broad international presence and subject matter expertise in the transportation services market. We also anticipate making investments in advanced Government healthcare systems which will address both state needs and attractive opportunities in the Federal healthcare market. In both segments, we plan to deepen our use of incentive based compensation.

Review of Stock Option Grant Practices

On March 3, 2006 we received notice from the Securities and Exchange Commission that it is conducting an informal investigation into certain stock option grants made by us from October 1998 through March 2005. On June 7, 2006 and on June 16, 2006 we received requests from the SEC for information on all of our stock option grants since 1994. We have responded to the SEC's requests for information and are cooperating in the informal investigation.

On May 17, 2006, we received a grand jury subpoena from the United States District Court, Southern District of New York requesting production of documents related to granting of our stock option grants. We have responded to the grand jury subpoena and have provided documents to the United States Attorney's Office in connection with the grand jury proceeding. We have informed the Securities and Exchange Commission and the United States Attorney's Office for the Southern District of New York of the results of our internal investigation into our stock option grant practices and will continue to cooperate with these governmental entities and their investigations.

We initiated an internal investigation of our stock option grant practices in response to the pending informal investigation by the Securities and Exchange Commission and a subpoena from a grand jury in the Southern District of New York. The investigation reviewed our historical stock option grant practices during the period from 1994 through 2005, including all 73 stock option grants made by us during this period, and the related disclosure in our Form 10-Q for the quarter ended March 31, 2006, filed May 15, 2006 (the "May 2006 Form 10-Q").

The investigation was overseen by a special committee of the Board of Directors which consisted of all the independent members of the Board. The special committee retained Bracewell & Giuliani LLP as independent counsel to conduct the internal investigation. In November 2006 the results of the investigation were reported to the special committee, at which time the committee submitted recommendations for action to the Board. These recommendations are now being implemented by the Board substantially as submitted by the special committee.

During the course of the investigation, more than 2 million pages of electronic and hardcopy documents and emails were reviewed. In addition, approximately 40 interviews of current and former officers, directors, employees and other individuals were conducted. The independent directors, in their role as special committee members and as independent directors prior to formation of the committee, met extensively since the SEC informal investigation commenced to consider the matters related to the stock option grant practices. The investigation was necessarily limited in that the investigation team did not have access to certain witnesses with relevant information (including former Chief Executive Officer, Jeffrey A. Rich) and due to the lack of metadata for certain electronic documentation prior to 2000.

The following background pertaining to our historical stock option grant practices was confirmed through the investigation. Option grants were typically initiated by our senior management or Darwin Deason, Chairman of the Board (and chairman of the compensation committee from 1994 through August 2003), on a prospective basis at times when they believed it was appropriate to consider option grants and the price of our common stock was relatively low based on an analysis of, among other things, price-earnings multiples. With respect to each grant of options to senior executives, the Chairman gave a broad authorization to the CEO which included approval of option recipients and the number of stock options to be awarded to each recipient. In the case of non-senior management grants, the Chairman gave his general authorization for the awarding of options and the CEO would subsequently obtain his approval of option recipients and the number of stock options to be awarded. With respect to both senior executive and non-senior management grants, after the Chairman's broad authorization, Jeffrey A. Rich, Mark A. King and/or Warren D. Edwards then selected the date to be recorded as the grant date as they, assisted by employees who reported to them, prepared the paperwork that documented the grant recommendations to be considered by the applicable compensation committee. Thus, between 1994 and 2005, grant dates and related exercise prices were generally selected by Mr. Rich, Mr. King, and/or Mr. Edwards. Mr. Rich served as CFO during the period prior to 1994 and until May 1995, President and Chief Operating Officer from May 1995 until February 1999, President and Chief Executive Officer from February 1999 until August 2002, and Chief Executive Officer from August 2002 until his resignation September 29, 2005. Mr. King served as CFO from May 1995 through March 2001, COO from March 2001 through August 2002, President and COO from August 2002 through September 2005, and President and CEO from September 2005 through November 26, 2006. Mr. Edwards served as CFO from March 2001 through November 26, 2006.

As described in our May 2006 Form 10-Q, our regular and special compensation committees used unanimous written consents signed by all members of the committee ratifying their prior verbal approvals of option grants to senior executives or options granted in connection with significant acquisitions. In connection with option grants to senior executives, the historical practice was for the Chairman, on or about the day he gave senior management his broad authorization to proceed with preparing paperwork for option grants, to call each of the compensation committee members to discuss and obtain approval for the grants. In cases where grants were awarded to senior executives and in large blocks to non-senior management the Chairman and members of the compensation committee discussed grants to senior executives specifically and, on certain occasions, acknowledged generally that a block of grants would be awarded to non-senior management as well. For grants to non-senior management which were not combined with senior executive grants, the Chairman and the committee members generally did not discuss the grants at the time the Chairman gave his broad authorization to senior management to proceed with preparing paperwork for option grants, but unanimous written consents were subsequently signed by the committee members in order to document the effective date of the grants.

The investigation concluded that in a significant number of cases Mr. Rich, Mr. King and/or Mr. Edwards used hindsight to select favorable grant dates during the limited time periods after Mr. Deason had given the officers his authorization to proceed to prepare the paperwork for the option grants and before formal grant documentation was submitted to the applicable compensation committee. No evidence was found to suggest that grant dates which preceded Mr. Deason's broad authorization were ever selected. In a number of instances, our stock price was trending downward at the time Mr. Deason's authorization was given, but started to rise as the grant recommendation memoranda were being finalized. The investigation found that in those instances Mr. Rich, Mr. King and/or Mr. Edwards often looked back in time and selected as the "grant date" a date on which the price was at a low, notwithstanding that the date had already passed and the stock price on the date of the actual selection was higher. Recommendation memoranda attendant to these grants were intentionally misdated at the direction of Mr. Rich, Mr. King and/or Mr. Edwards to make it appear as if the memoranda had been created at or about the time of the chosen grant date, when in fact, they had been created afterwards. As a result, stock options were awarded at prices that were at, or near, the quarterly low and we effectively granted "in the money" options without recording the appropriate compensation expense.

The evidence gathered in the investigation disclosed that aside from Mr. Rich, Mr. King and Mr. Edwards, one other of our current management employees, who is not an executive officer or director, was aware of the intentional misdating of documents. Based on the evidence reviewed, no other current executives, directors or management employees were aware of either the improper use of hindsight in selecting grant dates or the intentional misdating of documents. It was also determined that these improper practices were generally followed with respect to option grants made to both senior executives and other employees. No evidence was found to suggest that the practices were selectively employed to favor executive officers over other employees.

The Company has made only one individual stock option grant to Mr. Deason since the Company was founded in 1988. The investigation, after extensive analysis of the available evidence, could not conclude that the reported grant date for this stock option grant, July 23, 2002, was selected using hindsight. Mr. Deason has never exercised any options under this single individual option grant. (Two other option grants to Mr. Deason are being used by the Company as a means to partially fund its retirement obligations to Mr. Deason). See Note 18 to the Consolidated Financial Statements for a discussion of Mr. Deason's Supplemental Executive Retirement Plan.

Further, with respect to our May 2006 Form 10-Q, the investigation concluded that Note 3 to the Consolidated Financial Statements which stated, in part, that we did "not believe that any director or officer of the Company has engaged in the intentional backdating of stock option grants in order to achieve a more advantageous exercise price," was inaccurate because, at the time the May 2006 Form 10-Q was filed, Mr. King and Mr. Edwards either knew or should have known that we awarded options through a process in which favorable grant dates were selected with the benefit of hindsight in order to achieve a more advantageous exercise price and that the term "backdating" was readily applicable to our option grant process. Neither Mr. King nor Mr. Edwards told our directors, outside counsel or independent accountants that our stock options were often granted by looking back and taking advantage of past low prices. Instead, both Mr. King and Mr. Edwards attributed the disparity between recorded grant dates and the creation dates of the paperwork attendant to the stock option grants to other factors that did not involve the use of hindsight.

The investigation concluded that the conduct of Mr. King and Mr. Edwards with regard to the misdating of recommendation memoranda as well as their conduct with regard to the May 2006 Form 10-Q violated our Code of Ethics for Senior Financial Officers. As a result the special committee recommended that Mr. King and Mr. Edwards should resign. Effective November 26, 2006 each of Mr. King and Mr. Edwards resigned from all executive management positions with us. See "Departure of Executive Officers" below for a discussion of the terms of their separation.

The Board of Directors appointed Lynn Blodgett, who had been serving as our Executive Vice President and Chief Operating Officer and as a director since September 2005, as President and Chief Executive Officer, and John Rexford, who had been serving as Executive Vice President — Corporate Development since March 2001, as Executive Vice President and Chief Financial Officer and as a director, in each case effective on November 26, 2006. Mr. Blodgett and Mr. Rexford each have served in various executive capacities with us for over ten years.

In addition to the resignations of Mr. King and Mr. Edwards and the approval of the terms of their separation, the Board of Directors announced the following actions and decisions, some of which have already been implemented, as the result of the findings of our stock option investigation:

- The stock options held by our employees (other than Messrs. King and Edwards and one management employee) will be adjusted as necessary, with the optionee's consent, to avoid adverse tax consequences to the employee, and we will compensate such employees for any increase in exercise price resulting from the matters which were the subject of the internal investigation.
- Our non-employee directors, to avoid the appearance of inappropriate gain, voluntarily agreed that with respect to any historical option grants to them which require incremental compensation expense as a result of revised measurement dates, the exercise price will be increased to equal the fair market value of the stock on the revised measurement date, regardless of whether such increase is necessary to avoid adverse tax consequences to the director. The non-employee directors will not be reimbursed to offset any individual loss of economic benefit related to such repriced stock options.
- Another employee (not an "officer" as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934) will be reassigned and all of such employee's stock options will be repriced so that the exercise priceequals the fair market value of our stock on the proper measurement date.
- We will consider whether to recover certain profits from Jeffrey A. Rich, former Chief Executive Officer, which relate to stock options awarded to Mr. Rich which the internal investigation concluded were awarded through a process in which favorable grant dates were selected after the fact.
- We implemented, or are in the process of implementing, a number of changes to our internal controls, including:
    - After reviewing the results of the investigation to date, our Board of Directors determined that it would be appropriate to accept the resignations of Mr. King and Mr. Edwards. Our Board of Directors has since appointed a new Chief Executive Officer and Chief Financial Officer.
    - Designating internal legal and accounting staffs to oversee the documentation and accounting of all grants of stock options or restricted stock.
    - Monitoring industry and regulatory developments in stock option and restricted stock awards and implementing and maintaining best practices with respect to grants of stock options or restricted stock.
    - Adhering to the practice of making annual grants on a date certain and through board or committee meetings, and not through a unanimous written consent process. This change has already been implemented.

We have concluded that there were accounting errors with respect to a number of stock option grants. In general, these stock options were originally granted with an exercise price equal to the NYSE or NASDAQ closing market price for our common stock on the date set forth on unanimous written consents signed by one or more members of the appropriate Compensation Committees. We originally used the stated date of these consents as the "measurement date" for the purpose of accounting for them under Generally Accepted Accounting Principles ("GAAP"), and as a result recorded no compensation expense in connection with the grants.

We have concluded that a number of unanimous written consents were not fully executed or effective on the date set forth on the consents and that using the date stated thereon as the measurement date was incorrect. We have determined a revised measurement date for each stock option grant based on the information now available to us. The revised measurement date reflects the date for which there is objective evidence that the required granting actions necessary to approve the grants, in accordance with our corporate governance procedures, were completed. The accounting guidelines we used in determining the correct accounting measurement date for our option grants require clear evidence of final corporate granting action approving the option grants. Therefore, while the internal investigation did not conclude that option grant dates with respect to certain grants had been selected with hindsight, we nevertheless concluded in many cases that the accounting measurement dates for these grants should be adjusted because the final corporate granting action occurred after the original grant date reflected in our unanimous written consents. In cases where the closing market price on the revised measurement date exceeded the NYSE or NASDAQ closing market price on the original measurement date, we have recognized compensation expense equal to this excess over the vesting term of each option, in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," ("APB 25") for periods ending on or before June 30, 2005. Additionally, beginning July 1, 2005, we have recognized compensation expense in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") based on the fair value of stock options granted, using the revised measurement dates.

Subsequent to the delivery of the results of the investigation, we, with the approval of our Audit Committee, have determined that the cumulative non-cash stock-based compensation expense adjustment was material and that our consolidated financial statements for each of the first three quarters of fiscal year ended June 30, 2006, each of the quarters in the fiscal year ended June 30, 2005 and each of the fiscal years ended June 30, 2005 and June 30, 2004, as well as the selected consolidated financial data for the fiscal years ended June 30, 2003 and 2002 should be restated to record additional stock-based compensation expense resulting from stock options granted during 1994 to 2005 that were incorrectly accounted for under GAAP, and related income tax effects. Related income tax effects include deferred income tax benefits on the compensation expense, and additional income tax liabilities, with adjustments to additional paid-in capital, and estimated penalties and interest, related to the application of Internal Revenue Code Section 162(m) and related Treasury Regulations ("Section 162(m)") to stock-based executive compensation previously deducted, that is now no longer deductible as a result of revised measurement dates of certain stock option grants. We have also included in our restatements additional tax liabilities and estimated penalties and interest, with adjustments to additional paid-in capital and income tax expense, related to certain cash and stock-based executive compensation deductions previously taken under Section 162(m), which we believe may now be non-deductible as a result of information that has been obtained by us in connection with our internal investigation, due to factors unrelated to revised measurement dates. Our decision to restate our financial statements was based on the facts obtained by management and the special committee.

We have determined that the cumulative, pre-tax, non-cash stock-based compensation expense resulting from revised measurement dates was approximately $51.2 million during the period from our initial public offering in 1994 through June 30, 2006. The corrections relate to options covering approximately 19.4 million shares. We recorded additional stock-based compensation expense of $2.1 million for the fiscal year ended June 30, 2006 and $6.1 million and $7.5 million for the fiscal years ended June 30, 2005 and 2004, respectively, and $35.5 million for fiscal years ending prior to fiscal 2004. Previously reported total revenues were not impacted by our restatement. The table below reflects the cumulative effect on our stockholders' equity during the period from our initial public offering in 1994 through June 30, 2006 (in thousands):

Decrease in cumulative net income and retained earnings:		
Stock-based compensation expense	$(51,207)	
Estimated tax related penalties and interest on underpayment deficiencies resulting from disallowed Section 162(m) executive compensation deductions	(11,562)	
Decrease in pretax profit	(62,769)	
Income tax benefit, net	12,918	
Decrease in cumulative net income and retained earnings		$(49,851
Increase to additional paid-in capital:		
Stock-based compensation expense	51,207	
Reduction of excess tax benefits for stock options exercised, due to revised measurement dates(1)	(10,210)	
Reduction of excess tax benefits for certain stock options exercised related to disallowed Section 162(m) executive compensation deductions, due to revised measurement dates(2)	(13,372)	
Reduction of excess tax benefits for certain stock options exercised related to disallowed executive compensation deductions previously believed to qualify for Section 162(m) exceptions, due to factors unrelated to revised measurement dates(3)	(10,505)	
Increase in additional paid-in capital		17,120
Decrease in stockholders' equity at June 30, 2006		$(32,731

(1) We recorded cumulative deferred income tax benefits of $15.3 million for the income tax effect related to the stock-based compensation expense adjustments arising from revised measurement dates, of which $10.2 million has been realized through June 30, 2006 upon stock option exercises and has been reflected as a reduction of excess tax benefits previously recorded in additional paid-in capital.

(2) Excess tax benefits for certain stock-based executive compensation deductions from stock option exercises previously recorded in additional paid-in capital are now disallowed under Section 162(m) due to revised measurement dates of certain stock option grants. See "Other Tax Matters" below in this discussion of "Review of Stock Option Grant Practices."

(3) Excess tax benefits for certain stock-based executive compensation deductions related to stock option exercises previously recorded in additional paid-in capital may now be non-deductible under Section 162(m) as a result of information obtained by us in connection with our internal investigation, due to factors unrelated to revised measurement dates. See "Other Tax Matters" below in this discussion of "Review of Stock Option Grant Practices."

The table below reflects the breakdown by year of the cumulative adjustment to retained earnings. Our consolidated financial statements included in previously filed periodic reports with the SEC for such periods have not been amended. The consolidated financial statements included in this Annual Report on Form 10-K have been restated. (in thousands)

	Net income as reported	Stock-based compensation expense	Estimated interest and penalties(1)	Income tax benefit, net	Total adjustments	Net income as restated
Years ended June 30,						
1995		$ (63)	$ —	$ 23	$ (40)	
1996		(444)	—	130	(314)	
1997		(1,404)	—	301	(1,103)	
1998		(1,876)	—	405	(1,471)	
1999		(3,325)	—	717	(2,608)	
2000		(4,870)	(87)	511	(4,446)	
2001		(6,433)	(546)	1,074	(5,905)	
2002		(7,833)	(1,414)	1,636	(7,611)	
2003		(9,237)	(1,454)	2,119	(8,572)	
Cumulative effect at June 30, 2003		(35,485)	(3,501)	6,916	(32,070)	
Years ended June 30,						
2004	$529,843	(7,527)	(2,509)	1,921	(8,115)	$521,728
2005	415,945	(6,061)	(2,526)	2,211	(6,376)	409,569
2006		(2,134)	(3,026)	1,870	(3,290)	
Cumulative effect at June 30, 2006		$(51,207)	$(11,562)	$12,918	$(49,851)	

(1) Estimated interest and penalties on income tax underpayment deficiencies resulting from disallowed executive compensation deductions under Section 162(m).

In connection with the restatement of our consolidated financial statements discussed above, we assessed the impact of the findings of our internal investigation into our historical stock option grant practices and other tax matters on our reported income tax benefits and deductions, including income tax deductions previously taken for cash and stock-based executive compensation under the provisions of Section 162(m). In connection with that assessment, we determined that adjustments were required to our (i) income tax expense previously reported in our Consolidated Statements of Income; (ii) the tax benefits on stock option exercises previously reported in our Consolidated Statements of Cash Flows and Consolidated Statement of Changes in Stockholders' Equity and (iii) the deferred tax assets previously reported in our Consolidated Balance Sheets, in order to give effect to the impact of the investigation findings and those of our assessments.

In our Consolidated Statements of Income, we recorded deferred income tax benefits of $0.8 million, $2.2 million and $2.7 million for the fiscal years ending June 30, 2006, 2005 and 2004, respectively, and $9.6 million for periods prior to fiscal year 2004 related to the stock-based compensation adjustments arising from revised measurement dates. Of these cumulative deferred income tax benefits of $15.3 million, $10.2 million has been realized through June 30, 2006 upon stock option exercises and has been reflected as a reduction of excess tax benefits previously recorded in additional paid-in capital. At June 30, 2006 and 2005, we recorded adjustments in our Consolidated Balance Sheets of $5.1 million and $9.2 million, respectively, to recognize deferred income tax assets on stock-based compensation relating to unexercised stock options remaining at those dates.

We also recorded current income tax benefits of $1.1 million, $0.6 million and $0.4 million for the fiscal years ending June 30, 2006, 2005 and 2004, respectively, and $0.1 million for periods prior to fiscal year 2004 related to the income tax benefit of the estimated deductible interest expense on income tax underpayment deficiencies related to disallowed cash and stock-based executive compensation deductions previously taken under Section 162(m) as discussed in "Other tax matters" below. These income tax benefits are reduced by current income tax expense of $0 million, $0.6 million and $1.2 million for the fiscal years June 30, 2006, 2005 and 2004, respectively, and $2.8 million for periods prior to fiscal year 2004 related to disallowed cash based executive incentive compensation deductions that were previously believed to qualify as a deduction under Section 162(m). The sum of these current and deferred income tax adjustments are reflected as income tax benefit, net, in the above tables.

The components of income tax benefit, net, are as follows (in thousands):

	Deferred income tax benefit on stock-based compensation	Current income tax benefit on deductible interest	Current income tax expense on disallowed deductions under Section 162(m)	Income tax benefit, net
Years ended June 30,				
1995	$ 23	$ —	$ —	$ 23
1996	130	—	—	130
1997	301	—	—	301
1998	405	—	—	405
1999	717	—	—	717
2000	945	—	(434)	511
2001	1,598	—	(524)	1,074
2002	2,287	—	(651)	1,636
2003	3,246	70	(1,197)	2,119
Cumulative effect at June 30, 2003	9,652	70	(2,806)	6,916
Years ended June 30,				
2004	2,702	387	(1,168)	1,921
2005	2,194	576	(559)	2,211
2006	774	1,096	—	1,870
Cumulative effect at June 30, 2006	$15,322	$2,129	$(4,533)	$12,918

Other tax matters

The revision of measurement dates for certain stock option grants in connection with our internal investigation required us to assess our previous performance-based cash and stock-based executive compensation income tax deductions previously claimed under Section 162(m) during the applicable periods. As a result of those assessments, we have determined that certain previously claimed stock-based executive compensation deductions under Section 162(m) upon stock option exercise are no longer deductible as a result of revised in-the-money measurement dates. Accordingly, our restatements include adjustments to record additional income taxes payable in the amount of $13.4 million with a corresponding reduction of excess tax benefits previously recorded in additional paid-in capital. Our restatements also include adjustments to record additional income taxes payable in the amount of approximately $15 million with a corresponding reduction of excess tax benefits previously recorded in additional paid-in capital of $10.5 million and an increase in current income tax expense of $4.5 million, related to certain cash and stock-based executive compensation deductions previously taken under Section 162(m), which we believe may now be non-deductible as a result of information that has been obtained by us in connection with our internal investigation, due to factors unrelated to revised measurement dates. We have also recorded estimated penalties and interest in the amount of $3 million, $2.5 million and $2.5 million for the years ended June 30, 2006, 2005 and 2004, respectively, and $3.5 million for periods prior to fiscal year 2004 for these estimated income tax payment deficiencies.

At June 30, 2006, we have recorded approximately $37.9 million of additional income taxes payable, including estimated interest and penalties related to disallowed Section 162(m) executive compensation deductions either resulting from revised measurement dates or due to factors unrelated to revised measurement dates, but which were previously believed to qualify for Section 162(m) deductions. At this time, we cannot predict when the Section 162(m) underpayment deficiencies, together with interest and penalties, if any, will be paid. We expect to fund any such payment from cash flows from operating activities.

Section 409A of the Internal Revenue Code ("Section 409A") provides that option holders with options granted with a below-market exercise price, to the extent the options were not vested as of December 31, 2004, may be subject to adverse Federal income tax consequences. Holders of these options will likely be required to recognize taxable income at the date of vesting for those options vesting after December 31, 2004, rather than upon exercise, on the difference between the amount of the fair market value of our Class A common stock on the date of vesting and the exercise price, plus an additional 20 percent penalty tax and interest on any income tax to be paid. We will be amending the exercise price of certain outstanding stock options to avoid adverse tax consequences to individual option holders under Section 409A and all of our employees and executives (other than Mark A. King, former President and Chief Executive Officer; Warren D. Edwards, former Executive Vice President and Chief Financial Officer; and one management employee) will be reimbursed to offset any loss of economic benefit related to such re-priced stock options. We will not be re-pricing all option grants for which accounting measurement dates were adjusted. Option grants to executives, employees and certain former employees whose options remain outstanding will be re-priced only to the extent necessary to avoid adverse tax consequences to the individuals, other than Mr. King, Mr. Edwards and one management employee. Grants to certain current and former officers and employee directors were required to be repriced on or before December 31, 2006 in order to comply with income tax regulations, and accordingly, on December 28, 2006, we repriced awards totaling 876,800 shares held by certain current and former officers and employee directors.

We expect to pay to certain current and former employees approximately $8 million in order to compensate such individuals for any increase in exercise price resulting from the matters which were the subject of the internal investigation, in order to avoid the adverse individual income tax impact of Section 409A due to revised measurement dates. The $8 million related to Section 409A will be paid to the affected individuals beginning in January 2008 and as the related stock options vest. We expect to fund any such payments from cash flows from operating activities, however, we have not yet determined the impact to our results of operations and financial condition. The increased exercise prices to be paid by optionholders upon their exercise is expected to offset, in the aggregate, the $8 million; however, the timing of any such exercises cannot be determined.

Departure of Executive Officers

On November 26, 2006, Mark A. King resigned as our President, Chief Executive Officer and as a director. In connection therewith, on November 26, 2006 we and Mr. King entered into a separation agreement (the "King Agreement"). The King Agreement provides, among other things, that Mr. King will remain with us as an employee providing transitional services until June 30, 2007. In addition, under the terms of the King Agreement, all unvested stock options held by Mr. King have been terminated as of November 26, 2006, excluding options that would have otherwise vested prior to August 31, 2007 which will be permitted to vest on their regularly scheduled vesting dates provided that Mr. King does not materially breach certain specified provisions of the King Agreement. The King Agreement also provides that the exercise price of Mr. King's vested stock options will be increased to an amount determined by us in a manner consistent with the final determination of the review performed by us in conjunction with the audit of our financial statements for the fiscal year ending June 30, 2006 and the exercise price of certain vested options will be further increased by the amount by which the aggregate exercise price of stock options previously exercised by Mr. King would have been increased had the stock options not been previously exercised. Mr. King's vested options, if unexercised, will expire no later than June 30, 2008. The King Agreement also subjects Mr. King to non-competition and non-solicitation covenants until December 31, 2009. In addition, the King Agreement provides that Mr. King's severance agreement with us is terminated, Mr. King's salary will be reduced during the transition period and Mr. King will not be eligible to participate in our bonus plans. Mr. King will be eligible to receive certain of our provided health benefits through December 31, 2009, the estimated cost of which is not material.

On November 26, 2006, Warren D. Edwards resigned as our Executive Vice President and Chief Financial Officer. In connection therewith, on November 26, 2006 we and Mr. Edwards entered into a separation agreement (the "Edwards Agreement"). The Edwards Agreement provides, among other things, that Mr. Edwards will remain with us as an employee providing transitional services until June 30, 2007. In addition, under the terms of the Edwards Agreement, all unvested stock options held by Mr. Edwards have been terminated as of November 26, 2006, excluding options that would have otherwise vested prior to August 31, 2007 which will be permitted to vest on their regularly scheduled vesting dates provided that Mr. Edwards does not materially breach certain specified provisions of the Edwards Agreement. The Edwards Agreement also provides that the exercise price of Mr. Edwards' vested stock options will be increased to an amount determined by us in a manner consistent with the final determination of the review performed by us in conjunction with the audit of our financial statements for the fiscal year ending June 30, 2006. Mr. Edwards' vested options, if unexercised, will expire no later than June 30, 2008. The Edwards Agreement also subjects Mr. Edwards to non-competition and non-solicitation covenants until December 31, 2009. In addition, the Edwards Agreement provides that Mr. Edwards' severance agreement with us is terminated, Mr. Edwards' salary will be reduced during the transition period and Mr. Edwards will not be eligible to participate in our bonus plans. Mr. Edwards will be eligible to receive certain of our provided health benefits through December 31, 2009, the estimated cost of which is not material.

On September 29, 2005, Jeffrey A. Rich submitted his resignation as a director and Chief Executive Officer. On September 30, 2005 we entered into an Agreement with Mr. Rich, which, among other things, provided the following: (i) Mr. Rich remained on our payroll and was paid his current base salary (of $820 thousand annually) through June 30, 2006; (ii) Mr. Rich was not eligible to participate in our performance-based incentive compensation program in fiscal year 2006; (iii) we purchased from Mr. Rich all options previously granted to Mr. Rich that were vested as of the date of the Agreement in exchange for an aggregate cash payment, less applicable income and payroll taxes, equal to the amount determined by subtracting the exercise price of each such vested option from $54.08 per share and all such vested options were terminated and cancelled; (iv) all options previously granted to Mr. Rich that were unvested as of the date of the Agreement were terminated (such options had an in-the-money value of approximately $4.6 million based on the closing price of our stock on the New York Stock Exchange on September 29, 2005); (v) Mr. Rich received a lump sum cash payment of $4.1 million; (vi) Mr. Rich continued to receive executive benefits for health, dental and vision through September 30, 2007; (vii) Mr. Rich also received limited administrative assistance through September 30, 2006; and (viii) in the event Mr. Rich established an M&A advisory firm by January 1, 2007, we agreed to retain such firm for a two year period from its formation for $250 thousand per year plus a negotiated success fee for completed transactions. The Agreement also contains certain standard restrictions, including restrictions on soliciting our employees for a period of three years and soliciting our customers or competing with us for a period of two years. Mr. Rich has established an M&A advisory firm and in June 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by Mr. Rich. The agreement is for two years, during which time we will pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We paid approximately $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

In the first quarter of fiscal year 2006, we accrued $5.4 million ($3.4 million, net of income taxes) of compensation expense (recorded in wages and benefits in our Consolidated Statements of Income) related to the Agreement with Mr. Rich. In addition, the purchase of Mr. Rich's unexercised vested stock options for approximately $18.4 million ($11.7 million, net of income taxes) was recorded as a reduction of additional paid-in capital. We made payments of approximately $23.6 million related to this Agreement during fiscal year 2006.

Significant Developments — Fiscal Year 2006

New Business

During fiscal year 2006, we signed contracts with new clients and incremental business with existing clients representing $762.2 million of annualized recurring revenue. The Commercial segment contributed 73% of the new contract signings (based on annual recurring revenues) including contracts with Sprint, T-Mobile, MeadWestvaco, Humana, Kaiser Permanente, Verizon Wireless, Unum Provident and Aetna. The Government segment contributed 27% of the new contract signings (based on annual recurring revenues) including contracts with the State of Maryland and Texas Health and Human Services Commission.

Stock-based Compensation

On December 16, 2004, the Financial Accounting Standards Board issued SFAS 123(R). SFAS 123(R) requires companies to measure all employee stock-based compensation awards using a fair value method and recognize compensation cost in its financial statements. We adopted SFAS 123(R) on a prospective basis beginning July 1, 2005 for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective application method. Prior to July 1, 2005, we followed APB 25 in accounting for our stock-based compensation plans.

The adoption of SFAS 123(R) in the first quarter of fiscal year 2006 resulted in prospective changes in our accounting for stock-based compensation awards, including recording stock-based compensation expense and the related deferred income tax benefit on a prospective basis and reflecting the excess tax benefits from the exercise of stock-based compensation awards in cash flows from financing activities.

The adoption of SFAS 123(R) resulted in the recognition of compensation expense of $35 million ($22.9 million, net of deferred income tax benefits), or $0.19 per basic share and $0.18 per diluted share, in wages and benefits in the Consolidated Statements of Income for the year ended June 30, 2006. In accordance with the modified prospective application method of SFAS 123(R), prior period amounts have not been restated to reflect the recognition of stock-based compensation costs as determined under SFAS 123. The total compensation cost related to non-vested awards not yet recognized at June 30, 2006 was approximately $72.7 million, which is expected to be recognized over a weighted average of 3.1 years.

In periods ending prior to July 1, 2005, the income tax benefits from the exercise of stock options were classified as net cash provided by operating activities pursuant to Emerging Issues Task Force ("EITF") Issue No. 00-15 "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option." However, for periods ending after July 1, 2005, pursuant to SFAS 123(R), the income tax benefits exceeding the recorded deferred income tax benefit and any pre-adoption "as-if" deferred income tax benefit from stock-based compensation awards (the excess tax benefits) are required to be reported in net cash provided by financing activities. For the year ended June 30, 2006, excess tax benefits from stock-based compensation awards of $14.3 million were reflected as an outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the Consolidated Statements of Cash Flows, resulting in a net impact of zero on cash. During fiscal years 2005 and 2004, income tax benefits from the exercise of stock options of $20.1 million and $20.2 million, respectively, were reflected as an inflow in cash flows from operating activities in the Consolidated Statements of Cash Flows. However, had SFAS 123(R) been in effect for fiscal years 2005 and 2004, the portion of those income tax benefits that would have been characterized as excess tax benefit and reported as an outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the Consolidated Statements of Cash Flows would have been $14.1 million and $14.8 million, respectively.

Acquisitions

In May 2006, we completed the acquisition of Intellinex, LLC, an Ernst & Young LLP enterprise specializing in integrated learning solutions. The transaction was valued at approximately $75.6 million plus related transaction costs and was funded from cash on hand. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We believe this acquisition provides us with a global technology platform that we can leverage to deliver learning services to existing and potential clients, key management talent in the learning BPO markets, expanded content development and delivery capabilities and a broader presence in the rapidly growing learning BPO market. This acquisition should also allow us to better compete on multi-scope human resources BPO opportunities that include a learning component. We will also leverage this acquisition to develop and implement learning content and programs for our employees. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, June 1, 2006.

In December 2005, we completed the acquisition of the Transport Revenue division of Ascom AG ("Transport Revenue"), a Switzerland based communications company. Transport Revenue consists of three business units: fare collection, airport parking solutions and toll collection, with office locations across nine countries. The transaction was valued at approximately $100.5 million plus related transaction costs and was funded from borrowings under our Prior Facility (as defined below). We also paid a net working capital settlement of approximately $13.6 million which was funded from cash on hand and borrowings under our Credit Facility (defined below). We believe this acquisition launched us into the international transportation services industry and expanded our portfolio in the transit and parking payment markets and adds toll collection customers to our existing customer base. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, December 1, 2005.

In July 2005, we completed the acquisition of LiveBridge, Inc. ("LiveBridge"), a customer care service provider primarily serving the financial and telecommunications industries. The transaction was valued at approximately $32 million plus a working capital adjustment of $2.5 million, excluding contingent consideration of up to $32 million based upon future financial performance, and was funded from cash on hand and borrowings under our Prior Facility (defined below). We believe this acquisition expanded our customer care service offerings in the finance and telecommunications industries and extended our global capabilities and operations by adding operational centers in Canada, India and Argentina. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, July 1, 2005.

We completed two other small acquisitions in fiscal year 2006, one in our Commercial segment and one in our Government segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate: therefore, no pro forma information is presented.

Sale of Government welfare- to-workforce services business

In December 2005, we completed the divestiture of substantially all of our Government welfare-to-workforce services business (the "WWS Divestiture") to Arbor E&T, LLC ("Arbor"), a wholly owned subsidiary of ResCare, Inc., for approximately $69 million, less transaction costs. The proceeds were collected in the third quarter of fiscal year 2006. Assets sold were approximately $29.8 million and liabilities assumed by Arbor were approximately $0.2 million, both of which were included in the Government segment. We retained the net working capital related to the WWS Divestiture. We recognized a pretax gain of $33.5 million ($20.1 million, net of income tax) in fiscal year 2006, upon the assignment of customer contracts to Arbor. Approximately $4.2 million of the consideration relates to certain customer contracts whose assignment to Arbor was not complete as of June 30, 2006, and is reflected as deferred proceeds in other accrued liabilities in our Consolidated Balance Sheet as of June 30, 2006. The transfers of these remaining contracts to Arbor were completed in the second quarter of fiscal year 2007 upon receipt of customer consents. The after tax proceeds from the divestiture were primarily used for general corporate purposes.

Revenues from the WWS Divestiture were $104.2 million, $218 million and $237.4 million for fiscal years 2006, 2005 and 2004, respectively. Operating income from the divested business, excluding the gain on sale, was $6.4 million, $11.5 million and $7.5 million for fiscal years 2006, 2005 and 2004, respectively.

Additionally, in the second quarter of fiscal year 2006, we recorded a provision for estimated litigation settlement related to the WWS Divestiture. In connection with the transfer of the contracts and ongoing customer relationships to Arbor and due to a change in our estimate of collectibility of the retained outstanding receivables, we recorded a provision for uncollectible accounts receivable related to the WWS Divestiture. Total provisions recorded were $3.3 million ($2.1 million, net of income tax).

In the fourth quarter of fiscal year 2006, we completed the sale of a subsidiary related to the operations of the WWS Divestiture and recorded a loss on the sale of approximately $0.6 million ($1.0 million, net of income tax) and related charges of $0.2 million ($0.1 million, net of income tax).

The welfare-to-workforce services business is no longer strategic or core to our operating philosophy. These divestitures allow us to focus on our technology-enabled business process outsourcing and information technology service offerings.

Restructuring activities

During the second quarter of fiscal year 2006, we began a comprehensive assessment of our operations, including our overall cost structure, competitive position, technology assets and operating platform and foreign operations. As a result, we began certain restructuring initiatives and activities that are expected to enhance our competitive position in certain markets, and recorded certain restructuring charges and asset impairments arising from our discretionary decisions. We estimated a total of 1,300 employees would be involuntarily terminated as a result of these initiatives, consisting primarily of offshore processors and related management; however, we anticipate that a majority of these positions would be migrated to lower cost markets. As of June 30, 2006, approximately 950 employees have been involuntarily terminated. We anticipate the costs savings related to these involuntary terminations will be approximately $32 million of wages and benefits per year; however, some of the cost savings from these involuntary terminations will be reinvested in subject matter experts, project management talent and sales personnel as we look to further promote those lines of businesses that reflect the greatest potential for growth. Our assessment activities are ongoing and may result in further restructuring and related charges, the amount and timing of which cannot be determined at this time.

In our Commercial segment, we began an assessment of the cost structure of our global production model, particularly our offshore processing activities. We identified offshore locations in which our labor costs were no longer competitive or where the volume of work processed by the site no longer justifies retaining the location, including one of our Mexican facilities. In connection with this assessment, we recorded a restructuring charge for involuntary termination of employees related to the closure of those duplicative facilities or locations of $5.5 million for the year ended June 30, 2006, which is reflected in wages and benefits in our Consolidated Statements of Income, and $4.7 million for the year ended June 30, 2006, for impairments of duplicative technology equipment and facility costs, facility shutdown and other costs, which are reflected as part of total operating expenses in our Consolidated Statements of Income. We plan to further penetrate offshore labor markets. We expect these activities will consolidate our global production activities and enhance our competitive position.

In our Government segment, we began an assessment of our competitive position, evaluated our market strategies and the technology used to support certain of our service offerings. We began to implement operating practices that we utilize in our Commercial segment, including leveraging our proprietary workflow technology and implementing incentive based compensation, which is expected to reduce our operating costs and enhance our competitive position. In connection with these activities, we recorded a restructuring charge for involuntary termination of employees of $1 million for the year ended June 30, 2006, which is reflected in wages and benefits in our Consolidated Statements of Income, and $1.6 million for the year ended June 30, 2006 for asset impairment and other charges, principally for duplicative software as a result of recent acquisition activity, and is reflected in total operating expenses in our Consolidated Statements of Income. As discussed earlier, we completed the WWS Divestiture, which allows us to focus on our technology-enabled business process outsourcing and information technology service offerings.

The following table summarizes activity for the accrual for involuntary termination of employees for the year ended June 30, 2006 (in thousands), exclusive of the Acquired HR Business (defined below):

Balance at July 1, 2005	$ —
Accrual recorded	6,500
Payments	(5,601)
Balance at June 30, 2006	$ 899

ıe June 30, 2006 accrual for involuntary termination of employees is expected to be paid primarily in fiscal year 2007 from cash ɔws from operating activities.

'e substantially completed the integration of the Acquired HR Business in the fourth quarter of fiscal year 2006. The integration cluded the elimination of redundant facilities, marketing and overhead costs, and the consolidation of processes from the historical st structure of the acquired Mellon organization. The liabilities recorded at closing for the Acquired HR Business include 2.3 million in involuntary employee termination costs for employees of the Acquired HR Business in accordance with Emerging sues Task Force Issue No. 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination." During fiscal ars 2006 and 2005, $13.9 million and $1.8 million in involuntary employee termination payments were made and charged against crued compensation. We also recorded a $3.1 million reduction to the accrual and to goodwill in fiscal year 2006 as a result of a ange in our estimates of severance to be paid. As of June 30, 2006, the balance of the related accrual was $3.5 million and is pected to be paid primarily in fiscal year 2007 from cash flows from operating activities.

our Corporate segment, we determined that the costs related to the ownership of a corporate aircraft outweighed the benefits to the ɔmpany. During fiscal year 2006, we sold our corporate aircraft for approximately $3.4 million, net of transaction costs. These oceeds are reflected in cash flows from investing activities in purchases of property, equipment and software, net in our ɔnsolidated Statements of Cash Flows. We recorded an asset impairment charge of $4.7 million in the year ended June 30, 006 related to the sale of our corporate aircraft, which is reflected in other operating expenses in our Consolidated Statements of come.

ıare Repurchase Programs

June 2006, our Board of Directors authorized a share repurchase program of up to $1 billion of our Class A common stock. The ogram, which was open ended, allowed us to repurchase our shares on the open market, from time to time, in accordance with the quirements of SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of ares to be purchased and the timing of purchases was based on the level of cash and debt balances, general business conditions, and her factors, including alternative investment opportunities. As of June 30, 2006, we had repurchased approximately 5.5 million ares at a total cost of approximately $269.3 million and retired approximately 3.2 million of those shares. As of June 30, 2006, we d initiated purchases that had not yet settled for 1.3 million shares of our common stock with a total cost of $66.4 million. In August 006, we completed the June 2006 Board of Directors authorized share repurchase program, purchasing a total of 19.9 million shares r an average price of $50.30. All of the shares repurchased under this June 2006 authorization were retired as of the date of this port.

nder our share repurchase programs authorized prior to the Tender Offer, we had repurchased approximately 2.2 million, 4.9 million d 15 million shares, respectively, at a total cost of approximately $115.8 million, $250.8 million and $743.2 million, during fiscal ars 2006, 2005 and 2004, respectively. We have reissued approximately 0.3 million, 0.6 million and 0.1 million shares, respectively, r proceeds of approximately $17.9 million, $28.5 million and $4.6 million, respectively, to fund contributions to our employee stock rchase plan and 401(k) plan during fiscal years 2006, 2005 and 2004, respectively. In July 2006, we reissued approximately ,000 shares for proceeds totaling approximately $2.8 million to fund contributions to our employee stock purchase plan.

nder Offer

n January 26, 2006, we announced that our Board of Directors authorized a modified "Dutch Auction" tender offer to purchase up to .5 million shares of our Class A common stock at a price per share not less than $56 and not greater than $63 (the "Tender Offer"). ıe Tender Offer commenced on February 9, 2006, and expired on March 17, 2006 (as extended), and was funded with proceeds from e Term Loan Facility (defined below). Our directors and executive officers, including our Chairman, Darwin Deason, did not tender ares pursuant to the Tender Offer. The number of shares purchased in the Tender Offer was 7,365,110 shares of Class A common ɔck at an average price of $63 per share plus transaction costs, for an aggregate purchase amount of $475.9 million. All of the shares rchased in the Tender Offer were retired as of June 30, 2006.

ɔting Rights of Our Chairman

connection with the Tender Offer, Mr. Deason entered into a Voting Agreement with the Company dated February 9, 2006 (the 'oting Agreement") in which he agreed to limit his ability to cause the additional voting power he would hold as a result of the nder Offer to affect the outcome of any matter submitted to the vote of the stockholders of the Company after consummation of the nder Offer. Mr. Deason agreed that to the extent his voting power immediately after the Tender Offer increased above the percentage ıount of his voting power immediately prior to the Tender Offer, Mr. Deason would cause the shares representing such additional voting power (the "Excess Voting Power") to appear, not appear, vote or not vote at any meeting or pursuant to any consent solicitatio in the same manner, and in proportion to, the votes or actions of all stockholders including Mr. Deason whose Class A and Class shares shall, solely for the purpose of proportionality, be counted on a one for one vote basis (even though the Class B shares have te votes per share).

As the result of the purchase of 7.4 million shares of Class A common stock in the Tender Offer, Mr. Deason's percentage increase voting power above the percentage amount of his voting power immediately prior to the Tender Offer was approximately 1.5%

The Voting Agreement will have no effect on shares representing the approximately 36.7% voting power of the Company held b Mr. Deason prior to the Tender Offer, which Mr. Deason will continue to have the right to vote in his sole discretion, or on any increas in his voting percentage as a result of any share repurchases by the Company. The Voting Agreement also does not apply to any Class shares that Mr. Deason may acquire after the Tender Offer through his exercise of stock options, open market purchases or in an future transaction that we may undertake (including any increase in voting power related to any Company share repurchase program Other than as expressly set forth in the Voting Agreement, Mr. Deason continues to have the power to exercise all rights attached to th shares he owns, including the right to dispose of his shares and the right to receive any distributions thereon.

The Voting Agreement will terminate on the earliest of (i) the mutual agreement of the Company (authorized by not less than majority of the vote of the then independent and disinterested directors) and Mr. Deason, (ii) the date on which Mr. Deason ceases hold any Excess Voting Power, as calculated in the Voting Agreement, or (iii) the date on which all Class B shares are converted in Class A shares.

Mr. Deason and a special committee of the Board of Directors, consisting of our four independent directors, have not reached a agreement regarding the fair compensation to be paid to Mr. Deason for entering into the Voting Agreement. However, whether or no Mr. Deason and our special committee are able to reach agreement on compensation to be paid to Mr. Deason, the Voting Agreeme will remain in effect.

This summary of the Voting Agreement is qualified in its entirety by the terms of the Voting Agreement, which is filed as Exhibit 9.1 our Quarterly Report on Form 10-Q filed February 9, 2006.

Credit Agreement

On March 20, 2006, we and certain of our subsidiaries entered into a Credit Agreement with Citicorp USA, Inc., as Administrati Agent ("Citicorp"), Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, with Morgan Stanley Bank, SunTru Bank, Bank of Tokyo-Mitsubishi UFJ, Ltd., Wachovia Bank National Association, Bank of America, N.A., Bear Stearns Corpora Lending and Wells Fargo Bank, N.A., as Co-Syndication Agents, and various other lenders and issuers (the "Credit Facility"). Th Credit Facility provides for a senior secured term loan facility of $800 million, with the ability to increase it by up to $3 billion, und certain circumstances (the "Term Loan Facility") and a senior secured revolving credit facility of $1 billion with the ability to increas it by up to $750 million (the "Revolving Facility"). Proceeds from advances under the Credit Facility are used to fund our Tend Offer, for general corporate purposes, to fund share repurchase programs and to fund acquisitions. See "Subsequent Events" below f discussion regarding our Term Loan Facility activity subsequent to June 30, 2006. See "Liquidity and Capital Resources" for furth discussion of our credit arrangements.

Government Healthcare Contract

In April 2004, we were awarded a contract by the North Carolina Department of Health and Human Services ("DHHS") to replace an operate the North Carolina Medicaid Management Information System ("NCMMIS"). There was a protest of the contract awar however, DHHS requested that we commence performance under the contract. One of the parties protesting the contract has continue to seek administrative and legal relief to set aside the contract award. However, we continued our performance of the contract at th request of DHHS. On June 12, 2006, we reported that contract issues had arisen and each of ACS and DHHS alleged that the oth party has breached the contract. The parties entered into a series of standstill agreements in order to permit discussion of the respective issues regarding the contract and whether the contract would be continued or terminated. On July 14, 2006, the DHHS se us a letter notifying us of the termination of the contract. We do not believe the agency has a valid basis for terminating the contract ar intend to pursue legal action against DHHS. We filed in the General Court of Justice, Superior Court Division, in Wake County, Nor Carolina, a complaint and motion to preserve records related to the contract. Subsequent to the filing of the complaint, North Carolir produced records and represented to the Court that all records had been produced, after which the complaint was dismissed. In a lett dated August 1, 2006, DHHS notified us of its position that the value of reductions in compensation assessable against th compensation otherwise due to us under the contract is approximately $33 million. On August 14, 2006, we provided a detaile response to that August 1, 2006 letter contending that there should be no reductions in compensation owed to us. Also, on August 14, 2006 and in accordance with the contract, we submitted our Termination Claim to DHHS seeking additional compensation of approximately $27.1 million. We recorded a charge to revenue of $4 million in fiscal year 2006 related to our assessment of realization of amounts previously recognized for the contract. On January 22, 2007, we filed a complaint in the General Court of Justice, Superior Court Division, in Wake County, North Carolina against DHHS and the Secretary of DHHS seeking to recover damages in excess of $40 million that we have suffered as the result of actions of DHHS and its Secretary. Our claim is based on breach of contract; breach of implied covenant of good faith and fair dealing; breach of warranty; and misappropriation of our trade secrets. In the complaint we are also requesting the court to grant a declaratory judgment that we were not in default under the contract; and a permanent injunction against the State from using our proprietary materials and disclosing our proprietary material to third parties.

Other

In January 2006, we announced that unsolicited discussions with a group of private-equity investors regarding a possible sale of the company had ended. We had considered alternatives to enhance shareholder value including the discussions with a group of private-equity investors, as well as the possible dual class recapitalization proposal described in our September 30, 2005 proxy statement.

Subsequent Events

Please see "Review of Stock Option Grant Practices" and "Departure of Executive Officers" above in this Management's Discussion and Analysis of Results of Operations and Financial Condition for discussions of our internal investigation of our stock option grant practices and subsequent restatement of previously filed financial statements and the departure of our Chief Executive Officer and Chief Financial Officer as a result of that investigation.

Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — *Senior Notes* for a discussion of the declaratory action with respect to the alleged default and purported acceleration of our Senior Notes.

Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — *Credit Facilities* for a discussion of the amendments, consents and waivers we have received from the lenders under our Credit Facility.

In August 2006, our Board of Directors authorized an additional share repurchase program of up to $1 billion of our Class A common stock. The program, which is open ended, will allow us to repurchase our shares on the open market, from time to time, in accordance with the requirements of SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares to be purchased and the timing of purchases will be based on the level of cash and debt balances, general business conditions, and other factors, including alternative investment opportunities. No repurchases have been made under this additional share repurchase program as of the date of this filing. We expect to fund repurchases under this additional share repurchase program from borrowings under our Credit Facility.

On July 6, 2006, we amended our Term Loan Facility and borrowed an additional $500 million on July 6, 2006 and an additional $500 million on August 1, 2006. As a result of the increase to the facility, the Applicable Margin, as defined in the Credit Facility, increased to LIBOR plus 200 basis points. The borrowing rate under the Term Loan Facility as of January 12, 2007 was 7.36%. We used the proceeds of the Term Loan Facility increase to finance the purchase of shares of our Class A common stock under the June 2006 $1 billion share repurchase authorization and for the payment of transaction costs, fees and expenses related to the increase in the Term Loan Facility.

Following the Tender Offer, our credit ratings were downgraded by Moody's and Standard and Poor's, both to below investment grade. Standard & Poor's further downgraded us to BB upon our announcement in June 2006 of the approval by our Board of Directors of a new $1 billion share repurchase plan. Fitch initiated its coverage of us in August 2006 at a rating of BB, except for our Senior Notes which were rated BB-. Standard & Poor's downgraded our credit rating further, to B+, following our announcement on September 28, 2006 that we would not be able to file our Annual Report on Form 10-K for the period ending June 30, 2006 by the September 28, 2006 extended deadline.

In July 2006, we completed the acquisition of Primax Recoveries, Inc. ("Primax"), one of the industry's oldest and largest health care cost recovery firms. The transaction was valued at approximately $40 million, plus related transaction costs excluding contingent consideration of up to $10 million based upon future financial performance and was funded from cash on hand and borrowings on our

Credit Facility. We believe this acquisition expands our payor offering to include subrogation and overpayment recovery services to help clients improve profitability while maintaining their valued relationships with plan participants, employers and providers.

In October 2006, we completed the acquisition of Systech Integrators, Inc. ("Systech"), an information technology solutions company offering an array of SAP system integration and consulting services. Systech's services include SAP consulting services, systems integration and custom application development and maintenance. The transaction was valued at approximately $65 million plus contingent payments of up to $40 million based on future financial performance. The transaction was funded with a combination of cash on hand and borrowings under our Credit Facility. We believe this acquisition will enhance our position as a comprehensive provider of SAP services across numerous markets.

On August 15, 2006, the Compensation Committee of the Board of Directors granted 2,091,500 options to employees under the 1997 Stock Incentive Plan. Based on executive management's recommendation no stock option grants were made to corporate executive management pending substantive determination regarding corporate executive management's actions in the matters related to the informal stock option investigation by the Securities and Exchange Commission and the grand jury subpoena issued by the United States District Court, Southern District of New York. However, the Compensation Committee of the Board of Directors agreed to grant options of 100,000 shares each to Ann Vezina, Chief Operating Officer, Commercial Solutions Group and Tom Burlin, Chief Operating Officer, Government Solutions Group, but those grants were deferred. The delay in the grants to Ms. Vezina and Mr. Burlin was necessary at the time because there were insufficient shares remaining in the 1997 Stock Incentive Plan to make the grants to Ms. Vezina and Mr. Burlin. Subsequent to August 15, 2006, there were a number of options granted under the 1997 Stock Incentive Plan that terminated, which options then became available to grant to other employees, including Ms. Vezina and Mr. Burlin as discussed below.

Because of the investigation into our stock option grant practices, we were unable to timely file our Annual Report on Form 10-K and our Annual Meeting of Stockholders was delayed, and the regularly scheduled meeting of our Board of Directors that was to have occurred in November 2006 was focused solely on stock option investigation matters and any other matters for consideration were deferred. Under our stock option granting policy (See Item 11, Part III), the day prior to or the day of that regularly scheduled November Board meeting, the Compensation Committee could have granted options to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition. On the morning of December 9, 2006 the Compensation Committee met to discuss whether options, which were now available under the 1997 Stock Incentive Plan, should be granted to new hires, employees receiving a grant in connection with a promotion, or persons who became ACS employees as a result of an acquisition. After consideration of the fact that options would have been granted in November, if the regularly scheduled Board meeting had not deferred consideration of matters other than the stock option investigation, the Compensation Committee met on December 9, 2006 and, as a result of their actions at that meeting, a grant of 692,000 shares was made to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition, with such grants including 140,000 shares to Lynn Blodgett, who had been promoted to President and Chief Executive Officer; 75,000 shares to John Rexford who had been promoted to Executive Vice President and Chief Financial Officer and named a director; and 100,000 shares each to Ms. Vezina and Mr. Burlin which grants were in recognition of their recent promotions to Chief Operating Officers of the Commercial and Government Segments, respectively, and had been approved by the Compensation Committee on August 15, 2006 but were deferred until shares were available for grant.

Prior to 2002 we had guaranteed $11.5 million of certain loan obligations owed to Citicorp USA, Inc. by DDH Aviation, Inc., a corporate airplane brokerage company organized in 1997 (as may have been reorganized subsequent to July 2002, herein referred to as "DDH"). Our Chairman owned a majority interest in DDH. In consideration for that guaranty, we had access to corporate aircraft at favorable rates. In July 2002, our Chairman assumed in full our guaranty obligations to Citicorp and Citicorp released in full our guaranty obligations. As partial consideration for the release of our corporate guaranty, we agreed to provide certain administrative services to DDH at no charge until such time as DDH meets certain specified financial criteria. In the first quarter of fiscal year 2003, we purchased $1 million in prepaid charter flights at favorable rates from DDH. As of June 30, 2006 and 2005, we had $0.6 million and $0.6 million, respectively, remaining in prepaid flights with DDH. We made no payments to DDH during fiscal years 2006, 2005 and 2004. In the second quarter of fiscal year 2007, we were notified by DDH of their intent to wind down operations; therefore, we recorded a charge of $0.6 million related to the unused prepaid charter flights. We anticipate that the administrative services referenced above will cease prior to June 30, 2007 as a result of the wind down of the DDH operations.

The CSB contract is our largest contract. We have provided loan servicing for the Department of Education's Direct Student Loan program for over ten years. In 2003 the Department conducted a competitive procurement for its "Common Services for Borrowers" initiative ("CSB"). CSB was a modernization initiative which integrated a number of services for the Department, allowing the

Department to increase service quality while saving overall program costs. In November 2003 the Department awarded us the CSB contract. Under this contract we provide comprehensive loan servicing, consolidation loan processing, debt collection services on delinquent accounts, IT infrastructure operations and support, maintenance and development of information systems, and portfolio management services for the Department of Education's Direct Student Loan program. We are also developing software for use in delivering these services. The CSB contract has a 5-year base term which began in January 2004 and provides the Department of Education five one-year options to extend after the base term. We estimate that our revenues from the CSB contract will exceed $1 billion in total over the base term of the contract. Annual revenues from this contract represent approximately 4% of our fiscal year 2006 revenues.

Through December 31, 2006 our capitalized expenditures for software development under the CSB contract have totaled approximately $113 million, of which approximately $38 million has been implemented with the current production system. Our model for development of software under the CSB contract may change and we may only be able to use a portion of the uncompleted software with the current production system. As a result, we may incur a material, non-cash, impairment of a portion of our remaining capitalized software development costs, which aggregate approximately $75 million. However, we currently cannot determine the amount, if any, of this potential impairment of our capitalized development costs.

Significant Developments — Fiscal Year 2005

New Business

During fiscal year 2005, we signed contracts with new clients and incremental business with existing clients representing $700.2 million of annualized recurring revenue, which included $22.8 million related to the WWS Divestiture in fiscal year 2006. Excluding the $22.8 million related to the WWS Divestiture, the Commercial segment contributed 76% of the new contract signings (based on annual recurring revenues), including contracts with Nextel Partners to provide expanded customer care services and Chubb & Sons Corporation to provide information technology and human resource services. Excluding the $22.8 million related to the WWS Divestiture, the Government segment contributed 24% of the new contract signings (based on annual recurring revenues), including contracts with the State of Texas to support the statewide roll-out of the Medicaid Primary Care Case Management, Center for Medicare and Medicaid Services for the Medicare-approved Transitional Assistance Card for Long Term Care Residents, and New Jersey's Child Support Program to provide payment processing and debit card services.

Acquisitions

In May 2005, we completed the acquisition of the human resources consulting and outsourcing businesses of Mellon Financial Corporation ("Acquired HR Business"). The Acquired HR Business provides consulting services, benefit plan administration services, and multi-scope HR outsourcing services. The transaction was valued at approximately $405 million, plus related transaction costs and was initially funded from borrowings under our Prior Facility (as defined below). In fiscal year 2006, we paid a net working capital settlement of $19.6 million which was funded from cash on hand and borrowings under our Prior Facility. We believe this acquisition made us a stronger competitor in the end-to-end human resources marketplace and strengthened our position as a global provider of business process outsourcing services. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, May 1, 2005.

In January 2005, we completed the acquisition of Superior Consultant Holdings Corporation ("Superior"), acquiring all of the issued and outstanding shares of Superior through a cash tender offer, which was completed on January 25, 2005, and subsequent short-form merger, at a purchase price of $8.50 per share. Superior provides information technology consulting and business process outsourcing services and solutions to the healthcare industry. The transaction was valued at approximately $122.2 million (including payment of approximately $106 million for issued and outstanding shares, options, and warrants and additional amounts for debentures and other payments) plus related transaction costs and was funded from borrowings under our Prior Facility. We believe this acquisition expanded our provider healthcare subject matter expertise, as well as provided experience with major hospital information systems and additional healthcare management talent. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, January 25, 2005.

In August 2004, we acquired BlueStar Solutions, Inc. ("BlueStar"), an information technology outsourcer specializing in applications management of packaged enterprise resource planning and messaging services. The transaction was valued at approximately $73.5 million, plus related transaction costs. The transaction value includes $6.4 million attributable to the 9.2% minority interest we held in BlueStar prior to the acquisition; therefore, the net purchase price was approximately $67.1 million. Of this amount, approximately $61 million was paid to former BlueStar shareholders by June 30, 2005 and was funded from borrowings under our then existing credit facility and cash on hand. The remaining purchase price of approximately $6 million was paid in the first quarter of fiscal year 2006. We believe that the acquisition of BlueStar improved our existing information technology services with the addition of applications management and messaging services. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, August 26, 2004.

In July 2004, we acquired Heritage Information Systems, Inc. ("Heritage"). Heritage provides clinical management and pharmacy cost containment solutions to 14 state Medicaid programs, over a dozen national commercial insurers and Blue Cross Blue Shield licensees and some of the largest employer groups in the country. The transaction was valued at approximately $23.1 million plus related transaction costs, excluding contingent consideration of up to $17 million maximum based upon future financial performance, and was funded from borrowings under our then existing credit facility and cash on hand. During fiscal year 2005, we accrued $6.3 million of contingent consideration, which was earned during the year. This amount was paid in the first quarter of fiscal year 2006. We believe this acquisition enhanced our clinical management and cost containment service offerings. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, July 1, 2004.

We completed two other small acquisitions in fiscal year 2005, which are included in our Government segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate: therefore, no pro forma information is presented.

Credit Arrangements

On June 6, 2005, we completed a public offering of $250 million aggregate principal amount of 4.70% Senior Notes due June 1, 2010 and $250 million aggregate principal amount of 5.20% Senior Notes due June 1, 2015 (collectively, the "Senior Notes"). The net proceeds from the offering of approximately $496 million, after deducting underwriting discounts, commissions and expenses, were used to repay a portion of the outstanding balance of our Prior Facility, part of which was incurred in connection with the acquisition of the human resources consulting and outsourcing businesses of Mellon Financial Corporation.

On October 27, 2004, we entered into a $1.5 billion, Five Year Competitive Advance and Revolving Credit Facility Agreement with JPMorgan Chase Bank, as Administrative Agent, and Wells Fargo Bank, National Association, as Syndication Agent, and a syndication of 19 other lenders (the "Prior Facility"). Proceeds from advances under the Prior Facility were used for general corporate purposes, to fund acquisitions and for repurchases under our share repurchase programs. A portion of the proceeds of the Revolving Facility was used to refinance approximately $73 million in outstanding indebtedness under the Prior Facility.

See "Liquidity and Capital Resources" for further discussion of our credit arrangements.

Derivative instruments and hedging activities

In order to hedge the variability of future interest payments related to our Senior Notes resulting from changing interest rates, we entered into forward interest rate agreements in April 2005. The agreements were designated as cash flow hedges of forecasted interest payments in anticipation of the issuance of the Senior Notes. The notional amount of the agreements totaled $500 million and the agreements were terminated in June 2005 upon issuance of the Senior Notes. In fiscal year 2005 we recorded the settlement of the forward interest rate agreements of $19 million ($12 million, net of income tax) in accumulated other comprehensive loss, net, and will be amortized as an increase in reported interest expense over the term of the Senior Notes, with approximately $2.5 million to be amortized over the next 12 months. As of June 30, 2006 and 2005, accumulated other comprehensive loss, net includes $16.3 million ($10.2 million, net of income tax) and $18.9 million ($11.8 million, net of income tax) related to these forward interest rate agreements. During fiscal years 2006 and 2005, we amortized approximately $2.5 million and $0.2 million, respectively, to interest expense. The amount of gain or loss related to hedge ineffectiveness was not material.

Share Repurchases

During fiscal year 2005, we purchased approximately 4.9 million shares under our share repurchase programs for approximately $250.8 million and reissued 0.6 million shares for proceeds totaling $28.5 million to fund contributions to our employee stock purchase plan and 401(k) plan. See "Liquidity and Capital Resources" for further discussion of our share repurchase programs.

Stock — based Compensation

As discussed in Note 3 to our consolidated financial statements, on February 2, 2005, our Board of Directors approved an amendment to stock options previously granted that did not become exercisable until five years from the date of grant to provide that such options become exercisable when they vest. It is expected that future option grants will contain matching vesting and exercise schedules which we believe will result in a lower expected term.

Significant Developments — Fiscal Year 2004

New Business
During fiscal year 2004, we signed contracts with new clients and incremental business with existing clients representing $621.5 million of annual recurring new revenue, which included $25.2 million related to a majority of the Federal business sold in November 2003 (the "Divested Federal Business") and $19.7 million related to the WWS Divestiture in fiscal year 2006. Excluding the $25.2 million related to the Divested Federal Business and the $19.7 million related to the WWS Divestiture, the Commercial segment contributed 72% of new business signings, including contracts with McDonald's Corporation to provide information technology services, The Goodyear Tire and Rubber Company to provide human resources support and services and General Electric to provide finance and accounting services. Excluding the $25.2 million related to the Divested Federal Business and the $19.7 million related to the WWS Divestiture, the Government segment contributed 28% of new business signings, including a new contract with the U.S. Department of Education to provide comprehensive loan servicing, consolidation loan processing, debt collection and portfolio management services.

Acquisitions
In November 2003, we acquired Lockheed Martin Corporation's commercial information technology service business. With this acquisition, we acquired four U.S. data centers, approximately 1,000 employees, and a diverse client base representing the manufacturing, automotive, retail, financial services, and communications industries. The transaction was valued at $107 million less a working capital settlement of $6.9 million, plus related transaction costs. We believe this transaction expanded our client bases representing the manufacturing, automotive, retail, financial services and communications industries and provided acquired clients with access to additional business process and information technology services. The operating results of the acquired business are included in our financial statements primarily in the Commercial segment from the effective date of the acquisition, November 1, 2003.

In January 2004, we completed the acquisition of Patient Accounting Services Center, LLC ("PASC"), a provider of revenue cycle management for healthcare providers, including billing, accounts receivables, and collection services. The transaction was valued at approximately $94.9 million, excluding contingent consideration of a maximum of $25 million based on future financial performance, plus related transaction costs, and was funded from cash on hand. No payments were made related to the contingent consideration provision, which expired in January 2005. We believe this transaction expanded the suite of business process outsourcing solutions we can offer new and existing healthcare clients. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, January 3, 2004.

In February 2004, we completed the acquisition of Truckload Management Services, Inc. ("TMI"), an expedited document processing and business process improvement services provider for the trucking industry. The transaction was valued at approximately $28.1 million, excluding contingent consideration of a maximum of $14 million based upon future financial performance, plus related transaction costs. During fiscal years 2006 and 2005, we paid $1.4 million and $6.8 million of contingent consideration, which was earned during the respective years. We believe this transaction expanded our business process outsourcing service offerings in the transportation industry, adding document management and document processing services for long-haul trucking fleets to our list of services. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, February 1, 2004.

We completed two other small acquisitions in fiscal year 2004, one each in our Commercial segment and in our Government segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate: therefore, no pro forma information is presented.

Divestitures
In November 2003, we completed the sale of the Divested Federal Business to Lockheed Martin Corporation for approximately $649.4 million, which included a cash payment of $586.5 million at closing and $70 million payable pursuant to a five-year non-compete agreement, less a working capital settlement of $7.1 million paid in the third quarter of fiscal year 2004. Assets sold were approximately $346.8 million and liabilities assumed by Lockheed Martin Corporation were approximately $67.9 million, both of which were primarily in the Government segment. We recognized a pretax gain of $285.3 million ($182.3 million, net of income tax)

in fiscal year 2004. We incurred $9.8 million ($6.2 million, net of income tax) for compensation costs associated with former Federal employees, which is reflected in wages and benefits in our Consolidated Statements of Income. The after tax proceeds from the divestiture were generally used to pay down debt, fund the acquisitions, including that of Lockheed Martin Corporation's commercial information technology services business, Patient Accounting Services Center, LLC and Truckload Management Services, Inc., and fund our share repurchase programs.

Revenues from the Divested Federal Business, which are primarily included in the Government segment, were approximately $237.7 million for fiscal year 2004. This divestiture excluded, among others, our Department of Education relationship. Additionally, our Commercial and Government operations continue to serve as a subcontractor on portions of the Divested Federal Business.

In February 2004, we sold the contracts associated with the Hanscom Air Force Base relationship ("Hanscom") to ManTech International Corporation ("ManTech") for $6.5 million in cash. We recognized a pretax gain of $5.4 million ($3.4 million, net of income tax) for this transaction. For the Hanscom Air Force Base contracts, we reported revenue in our Government segment of approximately $0.4 million and $17.2 million for fiscal years 2005 and 2004, respectively. We have agreed to indemnify ManTech with respect to the Department of Justice ("DOJ") investigation related to purchasing activities at Hanscom during the period 1998-2000 (see Item 3. Legal Proceedings for further discussion). In the fourth quarter of fiscal year 2004, we sold an additional small contractual relationship to ManTech. We reported revenue in our Government segment of approximately $0.3 million, $0.2 million and $3.1 million for the years ended June 30, 2006, 2005 and 2004, respectively, for this contract.

The sales of the Divested Federal Business to Lockheed Martin Corporation and the contracts sold to ManTech International Corporation now allow us to focus on our business process and information technology service offerings in the commercial, state and local, and Federal education and healthcare markets.

U.S. Department of Education

In November 2003, the U.S. Department of Education awarded us the Common Services for Borrowers contract. This contract includes comprehensive loan servicing, consolidation loan processing, certain debt collection services on delinquent accounts, IT infrastructure operations and support, maintenance and development of information systems and portfolio management services. The new, five-year base contract replaced our then existing contract with the Department of Education and will integrate a number of services, which will allow the Department of Education to increase service quality while saving overall program costs. The contract is estimated at more than $1 billion in revenue over the five-year period and was effective January 1, 2004. The contract also includes provisions for five one-year extensions. See "Significant Developments — Fiscal Year 2006 — Subsequent Events" above for a discussion of our contract with the Department of Education.

Commercial Contract

On May 17, 2004, we announced that our outsourcing agreement with Gateway, Inc. was being terminated as a result of Gateway's March 2004 acquisition of eMachines, Inc., which significantly changed its business strategy. The transition of the majority of the outsourcing operations back to Gateway occurred by the end of the first quarter of our fiscal year 2005. The outsourcing agreement contributed approximately $22.5 million and $47.4 million in revenue during fiscal years 2005 and 2004, respectively. Concurrent with the termination of our outsourcing relationship with Gateway, we also terminated our obligation to purchase products and services from Gateway.

Convertible Notes

On February 27, 2004, we completed the redemption of our 3.5% Convertible Subordinated Notes due February 15, 2006 (the "Convertible Notes"). Holders of 99.9% of all the outstanding Convertible Notes converted their Convertible Notes to 23.0234 shares of our Class A common stock per $1,000 principal amount of Convertible Notes in accordance with the procedures specified in the related indenture governing the Convertible Notes. As the result of such conversions, approximately 7.3 million shares of our Class A common stock were issued to such noteholders at the conversion price of $43.44 per share. The remaining Convertible Notes were redeemed in cash at 101.4% of the principal amount, resulting in a cash redemption of $269,000.

Government Healthcare Contract

In 2001, we were awarded a contract by the Georgia Department of Community Health ("DCH") to develop, implement and operate a system to administer health benefits to Georgia Medicaid recipients as well as state government employees (the "Georgia Contract"). This system development project was large and complex and anticipated the development of a system that would process both Medicaid and state employee claims. The Medicaid phase of this project was implemented on April 1, 2003. Various disputes arose because of certain delays and operational issues that were encountered in this phase. During the second quarter of fiscal year 2004, in connection with a settlement in principle, we recorded a $6.7 million reduction in revenue resulting from the change in our percentage-of-completion estimates primarily as a result of the termination of Phase II of the contract, a charge of $2.6 million to services and supplies associated with the accrual of wind-down costs associated with the termination of Phase II and an accrual of $10 million in other operating expenses to be paid to DCH pursuant to the settlement which was paid in the first quarter of fiscal year 2005. On July 21, 2004, we entered into a definitive settlement agreement with DCH to settle these disputes. The terms of the definitive settlement, which were substantially the same as those announced in January 2004, include the $10 million payment by us to DCH; a payment by DCH to us of $9 million in system development costs; escrow of $11.8 million paid by DCH, with $2.4 million of the escrowed funds to be paid to us upon completion of an agreed work plan ticket and reprocessing of July 2003 — June 2004 claims, and the remaining $9.4 million of escrowed funds to be paid to us upon final certification of the system by the Center for Medicare/Medicaid Services ("CMS"), the governing Federal regulatory agency; cancellation of Phase II of the contract; and an agreement to settle outstanding operational invoices resulting in a payment to us of over $8.2 million and approximately $7 million of reduction in such invoices. In April 2005, CMS certified the system effective as of August 1, 2003. DCH requested funding level information from CMS for the period from the system implementation date, April 1, 2003, through July 31, 2003. In June 2006, ACS received a disbursement from the escrow account of approximately $7.7 million related to certification of the system. The parties continue to discuss the remaining $1.7 million (of the $9.4 million) in the escrow account related to system certification. Our work related to the remaining $2.4 million in escrow is continuing.

Other

On August 13, 2004, we entered into a settlement agreement with former employees of Gibraltar Savings Association and/or First Texas Savings Association, whereby we paid $10 million in cash in August 2004 to settle in full their claims against us. We accrued the $10 million related to this settlement in other operating expenses in the fourth quarter of fiscal year 2004.

Revenue Growth

Internal revenue growth is measured as total revenue growth less acquired revenue from acquisitions and revenues from divested operations. At the date of acquisition, we identify the trailing twelve months of revenue of the acquired company as the "pre-acquisition revenue of acquired companies." Pre-acquisition revenue of the acquired companies is considered "acquired revenues" in our calculation, and revenues from the acquired company, either above or below that amount are components of "internal growth" in our calculation. We use the calculation of internal revenue growth to measure revenue growth excluding the impact of acquired revenues and the revenue associated with divested operations and we believe these adjustments to historical reported results are necessary to accurately reflect our internal revenue growth. Revenues from divested operations are excluded from the internal revenue growth calculation in the periods following the effective date of the divestiture. Prior period internal revenue growth calculations are not restated for current period divestitures. Our measure of internal revenue growth may not be comparable to similarly titled measures of other companies. The following table sets forth the calculation of internal revenue growth (in thousands):

Consolidated

	Fiscal Year ended June 30, 2006	Fiscal Year ended June 30, 2005	$ Growth	Growth %	Fiscal Year ended June 30, 2005	Fiscal Year ended June 30, 2004	$ Growth	Growth %
Total Revenues	$5,353,661	$4,351,159	$1,002,502	23%	$4,351,159	$4,106,393	$244,766	6%
Less: Divestitures	(104,524)	(218,616)	114,092	—	(589)	(258,037)	257,448	—
Adjusted	$5,249,137	$4,132,543	$1,116,594	27%	$4,350,570	$3,848,356	$502,214	13%
Acquired revenues	$ 948,500	$ 128,111	$ 820,389	20%	$ 398,427	$ 44,977	$353,450	9%
Internal revenues	4,300,637	4,004,432	296,205	7%	3,952,143	3,803,379	148,764	4%
Total	$5,249,137	$4,132,543	$1,116,594	27%	$4,350,570	$3,848,356	$502,214	13%

Commercial

	Fiscal Year ended June 30, 2006	Fiscal Year ended June 30, 2005	$ Growth	Growth %	Fiscal Year ended June 30, 2005	Fiscal Year ended June 30, 2004	$ Growth	Growth %
Total Revenues(a)	$3,167,630	$2,175,087	$992,543	46%	$2,175,087	$1,678,364	$496,723	30%
Less: Divestitures	—	—	—	—	—	(6,915)	6,915	—
Adjusted	$3,167,630	$2,175,087	$992,543	46%	$2,175,087	$1,671,449	$503,638	30%
Acquired revenues	$ 836,811	$ 127,923	$708,888	33%	$ 365,711	$ 44,977	$320,734	19%
Internal revenues	2,330,819	2,047,164	283,655	13%	1,809,376	1,626,472	182,904	11%
Total	$3,167,630	$2,175,087	$992,543	46%	$2,175,087	$1,671,449	$503,638	30%

Government

	Fiscal Year ended June 30, 2006	Fiscal Year ended June 30, 2005	$ Growth	Growth %	Fiscal Year ended June 30, 2005	Fiscal Year ended June 30, 2004	$ Growth	Growth %
Total Revenues(b)	$2,186,031	$2,176,072	$ 9,959	—	$2,176,072	$2,428,029	$(251,957)	(10)%
Less: Divestitures	(104,524)	(218,616)	114,092	—	(589)	(251,122)	250,533	—
Adjusted	$2,081,507	$1,957,456	$124,051	6%	$2,175,483	$2,176,907	$ (1,424)	—
Acquired revenues	$ 111,689	$ 188	$111,501	5%	$ 32,716	$ —	$ 32,716	2%
Internal revenues	1,969,818	1,957,268	12,550	1%	2,142,767	2,176,907	(34,140)	(2)%
Total	$2,081,507	$1,957,456	$124,051	6%	$2,175,483	$2,176,907	$ (1,424)	—

(a) The Commercial segment includes revenues from operations divested through June 30, 2004 of $6.9 million for fiscal year 2004.

(b) The Government segment includes revenues from operations divested through June 30, 2006 of $104.5 million, $218.6 million and $488.5 million for fiscal years 2006, 2005 and 2004, respectively.

esults of Operations

nformation for fiscal years ended June 30, 2005 and 2004 has been restated in the following table, as discussed in Management's iscussion and Analysis of Financial Condition and Results of Operations, Review of Stock Option Grant Practices and in Note 2 to ur Consolidated Financial Statements.

he impact of the restatements on the interim periods of each of the first three quarters of fiscal year ended June 30, 2006 and each of e quarters of fiscal year ended June 30, 2005 are disclosed in Note 28 to our Consolidated Financial Statements. These restatements d not have a material impact on our analysis of results of operations, financial position and changes in financial position included in lanagement's Discussion and Analysis of Financial Condition and Results of Operations of our previously filed Quarterly Reports on orm 10-Q. Accordingly, we have not updated those discussions and analyses in our restatement.

he following table sets forth the items from our Consolidated Statements of Income expressed as a percentage of revenues. Please efer to the comparisons below for discussion of items affecting these percentages.

	Percentage of Revenue Years ended June 30,		
	2006	2005 (as restated)	2004 (as restated)
evenues	100.0%	100.0%	100.0%
perating expenses:			
Cost of revenues:			
Wages and benefits	48.0	43.1	43.8
Services and supplies	21.8	24.0	26.5
Rent, lease and maintenance	12.1	11.6	10.1
Depreciation and amortization	5.4	5.4	4.5
Other	0.7	0.5	0.7
Cost of revenues	88.0	84.6	85.6
Gain on sale of business	(0.6)	—	(6.9)
Other operating expenses	1.1	0.5	1.0
otal operating expenses	88.5	85.1	79.7
perating income	11.5	14.9	20.3
nterest expense	1.3	0.5	0.5
ther non-operating income, net	(0.2)	(0.1)	(0.1)
retax profit	10.4	14.5	19.9
ncome tax expense	3.7	5.1	7.2
et income	6.7%	9.4%	12.7%

omparison of Fiscal Year 2006 to Fiscal Year 2005

evenues

evenue increased $1 billion, or 23%, to $5.4 billion in fiscal year 2006 from $4.4 billion in fiscal year 2005. Excluding revenues elated to the WWS Divestiture and related subsidiary divestiture (collectively, the "2006 Divestitures"), which were divested in the econd quarter of fiscal year 2006, our revenues increased $1.1 billion, or 27%. Internal revenue growth was 7% and the remainder of he growth was related to acquisitions. Fiscal years 2006 and 2005 include revenues related to the 2006 Divestitures of $104.2 million nd $218 million, respectively.

evenue in our Commercial segment, which represented approximately 59% of our consolidated revenue for fiscal year 2006, ncreased $1 billion, or 46%, to $3.2 billion in fiscal year 2006 compared to fiscal year 2005. Revenue growth from acquisitions was 3%, which includes a full year of revenues from our fiscal year 2005 acquisitions of the Acquired HR Business, Superior and iveBridge. Internal revenue growth was 13%, due primarily to increased revenues related to contracts with Disney, Nextel, Chubb &

Sons, Kaiser Southern, Humana, University of Phoenix, United Technologies, Symetra, Glaxo-Smith-Kline, Delta Airline MeadWestvaco Corporation, Hallmark, Princeton Healthcare, Cendant, Wachovia, Carefirst, College Loan Corporatio American Red Cross, Nellie Mae and Aetna. These increases were partially offset by decreases related to the Gateway contra termination in the first quarter of fiscal year 2005, decreased revenues in our commercial unclaimed property business and contrac with Motorola, United Healthcare and Nike in the current year. The contracts discussed above collectively represented approximate 96% of our internal revenue growth for the period in this segment.

Revenue in our Government segment, which represented approximately 41% of our consolidated revenue for fiscal year 200 increased $10 million, to $2.2 billion in fiscal year 2006 compared to fiscal year 2005. Excluding the impact of the revenues related the 2006 Divestitures, revenues in our Government segment increased to $2.1 billion in fiscal year 2006 compared to $2 billion fiscal year 2005. Revenue growth from acquisitions was 5% for fiscal year 2006 as a result of the Transport Revenue acquisition in t second quarter. Internal revenue growth was 1%, primarily due to increased revenues in contracts with Texas Medicaid, State of Ne Jersey Department of Human Services, State of Maryland, Social Security Administration, our commercial vehicle operations, Ne York E-ZPass, State of New Hampshire, Pennsylvania Department of Motor Vehicles, the State of Massachusetts, City of Dall parking violations and the State of Mississippi. These increases were partially offset by decreases due to the termination of o Michigan payment processing, New York Metropolitan Transportation Authority and Texas CHIP contracts and lower revenues in o contracts with the States of Iowa and Georgia and our North Carolina MMIS contract, which included a charge to revenue of $4 millio in fiscal year 2006 related to our assessment of realization of amounts previously recognized for the North Carolina MMIS contrac The contracts discussed above collectively represented approximately 99% of our internal revenue growth for the period in th segment.

Operating expenses

Wages and benefits increased $694 million, or 37%, to $2.6 billion. As a percentage of revenues, wages and benefits increased 4.9% 48% in fiscal year 2006 from 43.1% in fiscal year 2005. As a percentage of revenue, approximately 7.6% of the increase was primaril due to a full year impact of the acquisition of the Acquired HR Business and Superior, which include consulting businesses, an LiveBridge, all of which have a higher component of wages and benefits related to revenues than our existing operations. During fisc year 2006 and 2005, we recorded stock-based compensation expense of $35 million and $6.1 million, respectively, as discussed abov or 0.7% and 0.1% as a percentage of revenues, respectively, under SFAS 123(R). These increases were partially offset by a decrease 1.5% as a percentage of revenue as a result of the WWS Divestiture, which had a higher percentage of wages and benefits than ou retained business. Also included in wages and benefits in fiscal year 2006 were approximately $6.5 million in expense for involuntar termination charges for employees related to our restructuring activities, approximately $5.7 million in incremental transactio expenses related to the Acquired HR Business and compensation expense of $5.4 million related to the departure of Jeffrey A. Ric our former Chief Executive Officer.

Services and supplies increased $122.2 million, or 11.7%, to $1.2 billion. As a percentage of revenues, services and supplies decrease 2.2% to 21.8% in fiscal year 2006 from 24% in fiscal year 2005. Approximately 1.3% of the decrease as a percentage of revenues wa due to the WWS Divestiture which had a higher component of services and supplies as a percentage of revenues than our retaine business. Approximately 1% of the decrease as a percentage of revenues was due to the termination of a subcontract arrangement i our Government segment. Approximately 0.5% of the decrease as a percentage of revenues was due to an increase in informatio technology services revenues, which have a lower component of services and supplies than our business process outsourcing busines These decreases were partially offset by an increase of approximately 1.1% as a percentage of revenues as a result of the Huma Capital Management Services Business, the combination of the Acquired HR Business and our other human resources outsourcin businesses, which has a higher component of services and supplies than our other operations. Services and supplies fiscal year 200 includes approximately $0.6 million related to our restructuring activities.

Rent, lease and maintenance increased $143.3 million, or 28.5%, to $646.5 million. As a percentage of revenues, rent, lease an maintenance increased 0.5% to 12.1% in fiscal year 2006 from 11.6% in fiscal year 2005. This increase was primarily due to increase software costs for new business, and approximately $0.7 million related to our restructuring activities.

Gain on sale of business was $32.9 million during fiscal year 2006 related to the 2006 Divestitures.

Other operating expenses increased $33.1 million to $56.7 million. As a percentage of revenues, other operating expenses increased 0.6%, to 1.1% includes the following in fiscal year 2006 (in millions):

Commercial segment:		
Provision for doubtful accounts for an assessment of risk related to the bankruptcies of certain airline clients	$ 3.0	
Government segment:		
Provisions for estimated legal settlement and uncollectible accounts receivable related to the WWS Divestiture	3.3	
Provision for uncollectible accounts receivable retained in connection with the sale of the majority of our Federal business in fiscal year 2004	2.4	
Legal settlements and related costs	0.5	
Corporate:		
Aircraft impairment	4.7	
Legal settlements and related costs	2.7	
Legal costs associated with the ongoing stock option investigations and shareholder derivative lawsuits	2.7	
Legal costs associated with the review of certain recapitalization options related to our dual class structure and an unsolicited offer regarding a potential sale of the Company	4.0	
Total	$23.3	or 0.4% as a percentage revenues.

Excluding these items listed above, other operating expenses increased by less than 0.2% of revenues in fiscal year 2006 over fiscal year 2005.

Operating income

Operating income decreased $30.2 million, or 4.7%, in fiscal year 2006 compared to the prior year. As a percentage of revenues, operating income decreased 3.4%. Operating income in fiscal year 2006 was impacted by the following (in millions):

Commercial segment:		
Costs related to our restructuring activities	$(10.2)	
Other impairments and severance charges	(2.2)	
Incremental transaction costs related to the Acquired HR Business (included in wages and benefits)	(5.7)	
Provision for doubtful accounts for an assessment of risk related to the bankruptcies of certain airline clients	(3.0)	
Government segment:		
Gain on sale of 2006 Divestitures	32.9	
Costs related to our restructuring activities	(2.6)	
Other impairments and severance charges	(1.5)	
Charge related to the North Carolina Medicaid contract	(4.0)	
Provisions for estimated legal settlement, uncollectible accounts receivable related to the WWS Divestiture and other charges	(3.4)	
Provision for uncollectible accounts receivable retained in connection with the sale of the majority of our Federal business in fiscal year 2004	(2.4)	
Legal settlements and related costs	(0.5)	
Corporate:		
Stock-based compensation expense per SFAS 123(R)	(35.0)	
Compensation expense related to the departure of Jeffrey A. Rich, our former Chief Executive Officer	(5.4)	
Aircraft impairment	(4.7)	
Legal costs associated with the review of certain recapitalization options related to our dual class structure and an unsolicited offer regarding a potential sale of the Company	(4.0)	
Legal and other costs associated with the ongoing stock option investigations and shareholder derivative lawsuits	(2.9)	
Legal settlements and related costs	(2.7)	
Total	$(57.3)	or 1.1% as a percentage of revenues.

Operating income in fiscal year 2006 also includes losses of $39.5 million (0.7% as a percentage of revenues) related to two underperforming multi-scope human resources contracts (included in various cost of revenues categories). Of this $39.5 million loss, $5 million was related to settlement of various contract disputes with a client, and approximately $2.1 million and $8.4 million related to a contract loss accrual and asset impairment charges, respectively, for another client. These reserves, contract loss accrual and asset impairment are included in other cost of revenues.

Interest expense

Interest expense increased $48.2 million, to $68.4 million, primarily due to interest expense on the Senior Notes issued in the fourth quarter of fiscal year 2005 and borrowings under our Credit Facility for the purchase of shares in our Tender Offer in the third quarter of fiscal year 2006 and general corporate purposes, including the Transport Revenue and Livebridge acquisitions, and share repurchases under our share repurchase programs.

Other non-operating income, net

Other non-operating income, net increased $4.2 million to $9.4 million from $5.2 million in the prior year period, primarily due to interest income on cash investments and long-term investments, including those supporting our deferred compensation plans. The compensation cost related to our deferred compensation plans is included in wages and benefits. These gains were partially offset by a loss of $4.1 million on the early extinguishment of the balance of the debt issue costs related to our Prior Facility.

Income tax expense
Our effective income tax rate increased to 35.7% in fiscal year 2006 from 35.2% in fiscal year 2005. This effective income tax rate is comprised of the following: an effective income tax rate of 38.4% related to the WWS Divestiture, and an effective tax rate on operations of 35.6%. Our effective income tax rate is higher than the 35% Federal statutory rate primarily due to the effect of state income taxes. The prior year effective income tax rate includes a tax benefit of $9.6 million recognized in the third quarter of fiscal year 2005 related to the fiscal year 2004 divestiture of a majority of our Federal business.

Comparison of Fiscal Year 2005 to Fiscal Year 2004

Revenues
Revenue increased $244.8 million, or 6%, to $4.4 billion in fiscal year 2005 from $4.1 billion in fiscal year 2004. Revenues related to the Divested Federal Business and the contracts sold to ManTech (collectively the "2004 Divestitures") were $0.6 million and $258 million for the years ended June 30, 2005 and 2004, respectively. Excluding the impact of the revenues related to the 2004 Divestitures, revenues increased $502.2 million to $4.4 billion in fiscal year 2005 from $3.8 billion in fiscal year 2004, or 13%. Internal revenue growth, excluding the impact of the revenues related to the 2004 Divestitures, for fiscal year 2005 was 4%. The remainder of the growth was related to acquisitions. Fiscal years 2005 and 2004 include revenues related to the WWS Divestiture of $218 million and $237.4 million.

Internal revenue growth for fiscal year 2005 was negatively impacted by the following items: (1) the termination of the Gateway and Roadway contracts in our Commercial segment, which accounted for approximately $23.3 million and $86.3 million of revenue in fiscal years 2005 and 2004, respectively. The Gateway contract was effectively terminated during the first quarter of fiscal year 2005 as a result of Gateway's acquisition of eMachines, Inc., which significantly changed its business strategy. The Roadway contract was terminated at the end of fiscal year 2004 due to Roadway's acquisition by Yellow Freight; and (2) HIPAA remediation work and our development work on the Georgia Contract in our Government segment, which together accounted for approximately $3.3 million and $100 million of revenue in fiscal years 2005 and 2004, respectively.

Revenue in our Commercial segment, which represented approximately half of our consolidated revenue for fiscal year 2005, increased $496.7 million, or 30%, to $2.2 billion in fiscal year 2005 compared to fiscal year 2004. Revenues related to the Divested Federal Business included in the Commercial segment were $6.9 million for fiscal year 2004. Excluding the impact of the revenues related to the Divested Federal Business, revenues grew 30% in fiscal year 2005 compared to the same period in fiscal year 2004. Revenue growth from acquisitions was 19% in fiscal year 2005. Internal revenue growth, excluding the impact of the revenues related to the Divested Federal Business, was 11%, due primarily to new business signings on contracts with Nextel, McDonald's, Chubb & Sons, Hallmark, Goodyear, University of Phoenix, General Electric, General Motors, Scotts Company, Delta Airlines, Queens Medical Center and Northwest Airlines. These increases were partially offset by the loss of the Roadway and Gateway contracts discussed above and decreased revenues in our commercial unclaimed property business. The contracts discussed above collectively represented approximately 80% of our internal revenue growth for the period in this segment.

Revenue in our Government segment, which represented approximately half of our consolidated revenue for fiscal year 2005, decreased $252 million, or 10%, to $2.2 billion in fiscal year 2005 compared to fiscal year 2004. Revenues related to the 2004 Divestitures included in the Government segment were $0.6 million and $251.1 million for fiscal years 2005 and 2004, respectively. Excluding the impact of the revenues related to the 2004 Divestitures, total Government segment fiscal year 2005 revenues were $2.2 billion, which were flat compared to the prior year. Revenue growth from acquisitions was 2% for fiscal year 2005. Internal revenue growth, excluding the impact of the revenues related to the 2004 Divestitures, declined 2%, primarily due to decreases related to the development work on the Georgia Contract and lower HIPAA related revenues discussed above and lower revenues in our government unclaimed property and welfare businesses partially offset by increased revenues on our Texas Medicaid, Department of Education, North Carolina Medicaid, Oklahoma City public safety, New Jersey Department of Human Services, New Jersey E-ZPass, North Carolina seat management, City of Memphis, Bay Area transit, New York payment processing and Georgia e-disbursement contracts. The contracts discussed above collectively represented approximately 84% of the net decline in our internal revenue growth for the period in this segment. Fiscal year 2004 revenue includes a $6.7 million reduction resulting from the change in our percentage-of-completion estimates on the Georgia Contract primarily as a result of the termination of Phase II of the contract, which was recognized in the second quarter of fiscal year 2004. Fiscal years 2005 and 2004 include revenues related to the WWS Divestiture of $218 million and $237.4 million.

Operating expenses
Wages and benefits increased $76 million, or 4.2%, to $1.9 billion. As a percentage of revenue, wages and benefits decreased 0.7% to 43.1% in fiscal year 2005 from 43.8% in fiscal year 2004. Included in wages and benefits for fiscal year 2004 are compensation costs associated with former Federal employees of $9.8 million, which were primarily stay bonuses and accelerated option vesting due to the sale of the Divested Federal Business. Excluding these costs, wages and benefits increased $85.8 million, or 4.8%, in fiscal year 2005 (calculated as the $76 million increase plus $9.8 million compensation costs in fiscal year 2004, divided by reported wages and benefits costs for fiscal year 2004 less the $9.8 million compensation costs) and therefore decreased 0.2% as a percentage of revenue. The sale of the Divested Federal Business, the acquisition of Lockheed Martin Corporation's commercial information technology services business and the new Common Services for Borrowers contract with the Department of Education were responsible for approximately a 1.0% decrease in wages and benefits as a percentage of revenue. The Divested Federal Business, which provided primarily system integration services to the Federal Government and its agencies, had a higher proportion of labor related expense to its revenues. The acquisition of Lockheed Martin Corporation's commercial information technology services business has a lower proportion of labor costs as a percentage of revenue than our existing operations. The Common Services for Borrowers contract also has a lower component of wages and benefits than our other operations due to the use of subcontractors. This decrease was offset by an increase of approximately 0.6% as a percentage of revenue as a result of the acquisition of the Acquired HR Business in the fourth quarter of fiscal year 2005, which performs human resource business process outsourcing services and consulting services and has a higher component of wages and benefits related to its revenue.

Services and supplies decreased $43.9 million, or 4%, to $1 billion. As a percentage of revenue, services and supplies decreased 2.5% to 24% in fiscal year 2005 from 26.5% in fiscal year 2004. Several factors contributed to the decrease as a percentage of revenue. Lower revenue in our unclaimed property business contributed 1.1% of the decrease as a percentage of revenue and the sale of the Divested Federal Business contributed 0.9% of the decrease as a percentage of revenue, both of which had a higher component of services and supplies than our other ongoing operations; and the $2.6 million of wind-down costs related to the termination of Phase II of the Georgia Contract recorded in the second quarter of fiscal year 2004 contributed 0.1%.

Rent, lease and maintenance increased $86.7 million, or 20.8%, to $503.1 million. As a percentage of revenue, rent, lease and maintenance increased 1.5% to 11.6% in fiscal year 2005 from 10.1% in fiscal year 2004. The impact of the sale of the Divested Federal Business in fiscal year 2004, which primarily provided system integration services to its clients, contributed approximately 0.5% of the increase as a percentage of revenue. These services typically have a lower component of rent, lease and maintenance than information technology services, which have higher equipment costs. Approximately 0.3% of the increase as a percentage of revenue was due to growth in our information technology services business, both from acquisitions, including Lockheed Martin Corporation's commercial information technology services business, and internal growth. Information technology services have higher equipment costs than business process outsourcing services.

Depreciation and amortization increased $49 million, or 26.7%, to $232.8 million. As a percentage of revenue, depreciation and amortization increased 0.9%, to 5.4%. The sale of the Divested Federal Business, which had a lower component of depreciation and amortization expense as a percentage of revenue than our ongoing operations due to lower equipment costs, contributed 0.3% of the increase as a percentage of revenue. In addition, depreciation and amortization increased as a percentage of revenue due to the acceleration of $2.3 million intangible asset amortization related to the Gateway contract termination. The remaining increase as a percentage of revenue is due to the impact of capital expenditures and additions to intangible assets necessary to support our new business and acquisitions.

Other operating expense decreased $18.4 million, or 43.8%, to $23.7 million. As a percentage of revenue, other operating expense decreased 0.5%, to 0.5%. Fiscal year 2004 included a $10 million accrual for the settlement with the Georgia Department of Community Health and a $10 million accrual for the settlement with former employees of Gibraltar Savings Association and/or First Texas Savings Association offset by a $5.4 million gain on the sale of the Hanscom contracts.

Interest expense
Interest expense increased $2.1 million in fiscal year 2005 compared to fiscal year 2004, primarily as a result of higher interest expense resulting from an increase in the average balance outstanding on our revolving credit facilities used to fund share repurchases and acquisitions, as well as interest expense from the Senior Notes issued in the fourth quarter of fiscal year 2005. This increase was partially offset by the impact of the redemption of our 3.5% Subordinated Convertible Notes in the third quarter of fiscal year 2004.

Income tax expense

Our effective income tax rate decreased to 35.2% in fiscal year 2005 from 36.3% in fiscal year 2004. Our effective income tax rate is higher than the 35% federal statutory rate primarily due to the effect of state income tax expense offset by a prior year divestiture tax benefit of $9.6 million recognized in fiscal year 2005 as well as $4.7 million and $6.1 million of research and development tax credits recognized in fiscal years 2005 and 2004, respectively.

Liquidity and Capital Resources

Cash Flows

During fiscal year 2006, we generated approximately $638.7 million in cash flows provided by operating activities. Significant items affecting our fiscal year 2006 cash flows provided by operating activities are discussed below.

During fiscal year 2006 we paid approximately $85.8 million related to final settlement of the Mellon transition services agreement. Under the transition services agreement, Mellon provided certain accounting, treasury and payroll services for an interim period while we integrated the Acquired HR Business into ACS. As part of these services, Mellon was also paying certain operational costs on our behalf, such as employee related expenses and accounts payable. This agreement and the related timing of payments to Mellon had a favorable impact on our net cash provided by operating activities and free cash flow (defined below) in fiscal year 2005 of $75.9 million and a negative impact on our net cash provided by operating activities and free cash flow of approximately $85.8 million in the fiscal year 2006 when the Acquired HR Business was substantially integrated. During fiscal year 2006, we also paid approximately $26.3 million to employees of the Acquired HR Business related to incentive compensation that was earned prior to the date that we acquired the business.

Fiscal year 2006 cash flows provided by operating activities were also impacted by an increase in accounts receivables related to signed new business and timing of collections related to other accounts receivable, payments of approximately $5.2 million related to the departure of Jeffrey A. Rich, our former Chief Executive Officer and the impact of classification of excess tax benefits from stock-based compensation arrangements (in accordance with SFAS 123(R) as discussed below). These decreases were offset by lower annual incentive compensation payments and timing of payments to vendors.

For the year ended June 30, 2006, excess tax benefits from stock-based compensation awards of $14.3 million were reflected as an outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the Consolidated Statements of Cash Flows, resulting in a net impact of zero on cash. During fiscal years 2005 and 2004, income tax benefits from the exercise of stock options of $20.1 million and $20.2 million, respectively, were reflected as an inflow in cash flows from operating activities in the Consolidated Statements of Cash Flows. However, had SFAS 123(R) been in effect for fiscal years 2005 and 2004, the portion of those income tax benefits that would have been characterized as excess tax benefit in the Consolidated Statements of Cash Flows would have been $14.1 million and $14.8 million, respectively, and would have decreased cash flows from operating activities and increased cash flows from financing activities accordingly.

During fiscal year 2005, we generated approximately $739.3 million in cash flows provided by operating activities. As discussed above, fiscal year 2005 cash flows provided by operating activities includes a temporary benefit of $75.9 million related to the transition services agreement with Mellon. Fiscal year 2005 cash flows provided by operating activities were negatively impacted by the payment of approximately $19.3 million related to the settlement of the interest rate hedges associated with the issuance of the Senior Notes (see Derivative instruments and hedging activities below), the payment of a legal settlement of $10 million and the payment of the settlement on the Georgia Contract of $10 million which were both accrued during fiscal year 2004 (see Significant Developments — Fiscal Year 2004), as well as the timing of payments related to software used in our information technology services business, transfer agent fees related to our unclaimed property business and other contract related costs, offset by increased net income and increased collections on our accounts receivable balances.

In fiscal year 2004, cash flows provided by operating activities were $476.2 million and were adversely impacted by increased receivables related to development work on our Georgia contract, which was substantially completed in the third quarter of fiscal year 2004. We collected billed amounts outstanding related to this development work in fiscal year 2005. Fiscal year 2004 cash flows from operating activities were also adversely impacted by a tax payment of approximately $88.1 million related to the gain from the sale of the Divested Federal Business (gross proceeds from the sale from the Divested Federal Business are reflected in cash flows provided by investing activities, but the tax payment related to the sale is presented as a reduction in cash flows provided by operating activities).

Accounts receivable fluctuations may have a significant impact on our cash flows provided by operating activities. The payments received from clients on our billed accounts receivable and the increase in such accounts receivable are reflected as a single component of our cash flows provided by operating activities, and the timing of collections of these receivables may have either a positive or negative impact on our liquidity.

Free cash flow is measured as cash flow provided by operating activities (as reported in our consolidated statements of cash flow), less capital expenditures (purchases of property, equipment and software, net of sales, as reported in our consolidated statements of cash flow) less additions to other intangible assets (as reported in our consolidated statements of cash flows). We believe this free cash flow metric provides an additional measure of available cash flow after we have satisfied the capital expenditure requirements of our operations, and should not be taken in isolation to be a measure of cash flow available for us to satisfy all of our obligations and execute our business strategies. We also rely on cash flows from investing and financing activities which, together with free cash flow, are expected to be sufficient for us to execute our business strategies. Our measure of free cash flow may not be comparable to similarly titled measures of other companies. The following table sets forth the calculations of free cash flow (in thousands):

	Year ended June 30,		
	2006(a)	2005(b)	2004(c)
Net cash provided by operating activities	$ 638,710	$ 739,348	$ 476,209
Purchases of property, equipment and software, net	(394,467)	(253,231)	(224,621)
Additions to other intangible assets	(35,831)	(35,518)	(33,329)
Free cash flow	$ 208,412	$ 450,599	$ 218,259

(a) Fiscal year 2006 net cash provided by operating activities and free cash flow was negatively impacted by $85.8 million payment for the final settlement of the Mellon transition services agreement and $26.3 million of incentive compensation payments to employees of the Acquired HR Business.

(b) Fiscal year 2005 net cash provided by operating activities and free cash flow was positively impacted by a $75.9 million benefit of the Acquired HR Business operating expenses funded by Mellon offset by a payment of $19.3 million related to the settlement of the interest rate hedges.

(c) Fiscal year 2004 net cash provided by operating activities and free cash flow includes a tax payment of approximately $88.1 million related to the gain from the sale of the Divested Federal Business.

Our capital expenditures, defined as purchases of property, equipment and software, net, and additions to other intangible assets, were approximately $430.3 million, or 8% of total revenues, $288.7 million, or 6.6% of total revenues, and $258 million, or 6.3% of total revenues, for fiscal years 2006, 2005 and 2004, respectively. The increase in capital expenditures from fiscal year 2005 is primarily related to new business signed in fiscal years 2005 and 2006. We also had approximately $60 million of increased capital expenditures for the following: investments related to integrating the Acquired HR Business and expanding our human resources outsourcing technology platform; investments made in our Government Healthcare technology platforms; the expansion of our data center capacity with the addition of a new data center and investments to increase global production both in existing locations and new geographies.

During fiscal year 2006, 2005 and 2004, cash provided by (used in) investing activities was ($651.8 million), ($922 million) and $70.4 million, respectively. We used $250.3 million for acquisitions during fiscal year 2006, primarily for the purchase of Transport Revenue, LiveBridge and Intellinex. During fiscal year 2006, we received proceeds from the 2006 Divestitures of $67.7 million. We used $626.9 million for acquisitions during fiscal year 2005, primarily for the purchase of the Acquired HR Business, Superior and BlueStar. Fiscal year 2004 includes proceeds from the 2004 Divestitures of $583.1 million as well as payments for acquisitions during the period of $251.7 million, including the acquisition of Lockheed Martin's commercial information technology business, PASC and TMI.

During fiscal year 2006, approximately $51.2 million was provided by financing activities. Such financing activities included $813.2 million net borrowings of debt, proceeds from employee stock transactions of $103.1 million, excess tax benefit on stock option exercises of $14.3 million, offset by the purchase of shares in our tender offer of $476 million and our share repurchase programs of $385.1 million, as well as the settlement of stock options with Jeffrey A. Rich, our former Chief Executive Officer, of $18.4 million. During fiscal year 2005, approximately $168.4 million was provided by financing activities. Such financing activities included $496.1 million net proceeds from the issuance of the Senior Notes, offset by repurchases of approximately 4.9 million shares of our common stock pursuant to our share repurchase programs for approximately $250.8 million and net repayments of debt primarily under our credit facilities of $143.7 million. Fiscal year 2004 cash used in financing activities included the repurchase of approximately 15 million shares of our common stock for approximately $743.2 million pursuant to our share repurchase programs, offset by net borrowings primarily under our Prior Facility (defined below) of $185.4 million, primarily to fund our share repurchase programs.

During fiscal year 2006, capital leases increased approximately $16.5 million, primarily due to leases for equipment related to new business, net of payments.

Credit Facilities
On March 20, 2006, we and certain of our subsidiaries entered into a Credit Agreement with Citicorp USA, Inc., as Administrative Agent ("Citicorp"), Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, with Morgan Stanley Bank, SunTrust Bank, Bank of Tokyo-Mitsubishi UFJ, Ltd., Wachovia Bank National Association, Bank of America, N.A., Bear Stearns Corporate Lending and Wells Fargo Bank, N.A., as Co-Syndication Agents, and various other lenders and issuers (the "Credit Facility"). The Credit Facility provides for a senior secured term loan facility of $800 million, with the ability to increase it by up to $3 billion, under certain circumstances (the "Term Loan Facility") and a senior secured revolving credit facility of $1 billion with the ability to increase it by up to $750 million (the "Revolving Facility"), each of which is described more fully below. At the closing of the Credit Facility, we and certain of our subsidiaries jointly borrowed approximately $800 million under the Term Loan Facility and approximately $93 million under the Revolving Facility. We used the proceeds of the Term Loan Facility to (i) refinance approximately $278 million in outstanding indebtedness under our 5-Year Competitive Advance and Revolving Credit Facility Agreement dated as of October 27, 2004 (the "Prior Facility"), (ii) finance the purchase of shares of our Class A common stock tendered in the Company's "Dutch Auction" tender which expired March 17, 2006 (as extended) and (iii) for the payment of transaction costs, fees and expenses related to the Credit Facility and Dutch Auction. As a result of the refinancing of the Prior Facility, we wrote off approximately $4.1 million in debt issue costs, which was included in other non-operating income, net. A portion of the proceeds of the Revolving Facility were used to refinance approximately $73 million in outstanding indebtedness under the Prior Facility. The remainder of the proceeds of the Revolving Facility were used for working capital purposes and to fund our share repurchase programs. In addition, approximately $114 million of letters of credit were issued under the Credit Facility to replace letters of credit outstanding under the Prior Facility. The Prior Facility was terminated on March 20, 2006.

Amounts borrowed under the Term Loan Facility mature on March 20, 2013, and will amortize in quarterly installments in an aggregate annual amount equal to 1% of the aggregate principal amount of the loans advanced, with the balance payable on the final maturity date. Amounts borrowed under the Term Loan Facility may also be repaid at any time at our discretion. Interest on the outstanding balances under the Term Loan Facility is payable, at our option, at a rate equal to the Applicable Margin (as defined in the Credit Facility) plus the fluctuating Base Rate (as defined in the Credit Facility), or at the Applicable Margin plus the current LIBOR (as defined in the Credit Facility). The borrowing rate on the Term Loan Facility at June 30, 2006 was 6.794%.

Proceeds borrowed under the Revolving Facility will be used as needed for general corporate purposes and to fund our share repurchase programs. Amounts under the Revolving Facility are available on a revolving basis until the maturity date of March 20, 2012. The Revolving Facility allows for borrowings up to the full amount of the revolver in either U.S. Dollars or Euros. Up to the U.S. dollar equivalent of $200 million may be borrowed in other currencies, including Sterling, Canadian Dollars, Australian Dollars, Yen, Francs, Krones and New Zealand Dollars. Portions of the Revolving Facility are available for issuances of up to the U.S. dollar equivalent of $700 million of letters of credit and for borrowings of up to the U.S. dollar equivalent of $150 million of swing loans. Interest on outstanding balances under the Revolving Facility is payable, at our option, at a rate equal to the Applicable Margin plus the fluctuating Base Rate, or at the Applicable Margin plus the current LIBOR for the applicable currency. The borrowing rate under the Revolving Facility at June 30, 2006 ranges from 2.68% to 6.57%, depending upon the currency of the outstanding borrowings.

The Credit Facility includes an uncommitted accordion feature of up to $750 million in the aggregate allowing for future incremental borrowings under the Revolving Facility, which may be used for general corporate purposes. The Credit Facility also includes an additional uncommitted accordion feature of up to $3 billion (as of June 30, 2006) allowing for future incremental borrowings under the Term Loan Facility which may be used to fund additional purchases of our equity securities or for extinguishment of our Senior Notes.

Obligations under the Credit Facility are guaranteed by us and substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (but only to the extent such guarantees would not result in materially adverse tax consequences). In addition, Credit Facility obligations are secured under certain pledge agreements by (i) a first priority perfected pledge of all notes owned by us and the guarantors and the capital stock of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (subject to certain exceptions, including to the extent the pledge would give rise to additional SEC reporting requirements for our subsidiaries or result in materially adverse tax consequences), and (ii) a first priority perfected security interest in all other assets owned by us and the guarantors, subject to customary exceptions. As required under the indentures governing our outstanding Senior Notes, we have granted equal and ratable liens in favor of the holders of the Senior Notes in all assets discussed above other than the accounts receivable of the Company and our subsidiaries.

Among other fees, we pay a commitment fee (payable quarterly) based on the amount of unused commitments under the Revolving Facility (not including the uncommitted accordion feature discussed above). The commitment fee payable at June 30, 2006 was 0.375% of the unused commitment. We also pay fees with respect to any letters of credit issued under the Credit Facility. Letter of credit fees at June 30, 2006 were 1.25% of the currently issued and outstanding letters of credit.

The Credit Facility contains customary covenants, including but not limited to, restrictions on our ability, and in certain instances, our subsidiaries' ability, to incur liens, merge or dissolve, make certain restricted payments, or sell or transfer assets. The Credit Facility also limits the Company's and our subsidiaries' ability to incur additional indebtedness. In addition, based upon the total amount advanced under the Term Loan Facility at June 30, 2006, we may not permit our consolidated total leverage ratio to exceed 4.25 to 1.00, nor permit our consolidated senior leverage ratio to exceed 3.25 to 1.00, nor permit our consolidated interest coverage ratio to be less than 4.50 to 1.0 during specified periods.

Upon the occurrence of certain events of default, our obligations under the Credit Facility may be accelerated and the lending commitments under the Credit Facility terminated. Such events of default include, but are not limited to, payment default to lenders, material inaccuracies of representations and warranties, covenant defaults, material payment defaults with respect to indebtedness or guaranty obligations, voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA events, or change of control of the Company.

Draws made under our credit facilities are made to fund cash acquisitions, share repurchases and for general working capital requirements. During the fiscal year ended June 30, 2006, the balance outstanding under our credit facilities for borrowings ranged from $232 million to $1.1 billion. At June 30, 2006, we had approximately $573.9 million available under our Revolving Credit Facility after giving effect to outstanding indebtedness of $310.3 million and $115.7 million of outstanding letters of credit that secure certain contractual performance and other obligations and which reduced the availability of our Revolving Credit Facility. At June 30, 2006, we had $1.1 billion outstanding under our Credit Facility, of which $1.1 billion is reflected in long-term debt and $8 million is reflected in current portion of long-term debt, and of which $1 billion bore interest from 6.46% to 6.79% and the remainder bore interest from 2.68% to 4.14%. As of June 30, 2006, we were in compliance with the covenants of our Credit Facility, as amended, as described further below. We are in compliance with the covenants of our Credit Facility, as amended, as of the date of filing of this report.

On July 6, 2006, we amended our Term Loan Facility and borrowed an additional $500 million on July 6, 2006 and an additional $500 million on August 1, 2006. As a result of the increase to the facility, the Applicable Margin, as defined in the Credit Facility, increased to LIBOR plus 200 basis points. The borrowing rate under the Term Loan Facility as of January 12, 2007 was 7.36%. We used the proceeds of the Term Loan Facility increase to finance the purchase of shares of our Class A common stock under the June 2006 $1 billion share repurchase authorization and for the payment of transaction costs, fees and expenses related to the increase in the Term Loan Facility.

On September 26, 2006, we received an amendment, consent and waiver from the lenders under our Credit Facility with respect to, among other provisions, waiver of any default or event of default arising under the Credit Facility as a result of our failure to comply with certain reporting covenants relating to other indebtedness, including covenants purportedly requiring the filing of reports with either the SEC or the holders of such indebtedness, so long as those requirements are complied with by December 31, 2006. As consideration for this amendment, consent and waiver, we paid a fee of $2.6 million.

On December 21, 2006, we received an amendment, consent and waiver from lenders under our Credit Facility. The amendment, consent and waiver includes the following provisions, among others:

(1) Consent to the delivery, on or prior to February 14, 2007, of (i) the financial statements, accountant's report and compliance certificate for the fiscal year ended June 30, 2006 and (ii) financial statements and related compliance certificates for the fiscal quarters ended June 30, 2006 and September 30, 2006, and waiver of any default arising from the failure to deliver any such financial statements, reports or certificates within the applicable time period provided for in the Credit Agreement, provided that any such failure to deliver resulted directly or indirectly from the previously announced investigation of the Company's historical stock option grant practices (the "Options Matter").

(2) Waiver of any default or event of default arising from the incorrectness of representations and warranties made or deemed to have been made with respect to certain financial statements previously delivered to the Agent as a result of any restatement, adjustment or other modification of such financial statements resulting directly or indirectly from the Options Matter.

(3) Waiver of any default or event of default which may arise from the Company's or its subsidiaries' failure to comply with reporting covenants under other indebtedness that are similar to those in the Credit Agreement (including any covenant to file any report with the Securities and Exchange Commission or to furnish such reports to the holders of such indebtedness), provided such reporting covenants are complied with on or prior to February 14, 2007.

(4) Amendments to provisions relating to the permitted uses of the proceeds of revolving loans under the Credit Agreement that (i) increase to $500 million from $350 million the aggregate principal amount of revolving loans that may be outstanding, the proceeds of which may be used to satisfy the obligations under the Company's 4.70% Senior Notes due 2010 or 5.20% Senior Notes due 2015 and (ii) until June 30, 2007, decrease to $200 million from $300 million the minimum liquidity (i.e., the aggregate amount of the Company's unrestricted cash in excess of $50 million and availability under the Credit Agreement's revolving facility) required after giving effect to such use of proceeds.

As consideration for this amendment, waiver and consent, we paid a fee of $1.3 million.

Senior Notes

On June 6, 2005, we completed a public offering of $250 million aggregate principal amount of 4.70% Senior Notes due June 1, 2010 and $250 million aggregate principal amount of 5.20% Senior Notes due June 1, 2015. Interest on the Senior Notes is payable semiannually. The net proceeds from the offering of approximately $496 million, after deducting underwriting discounts, commissions and expenses, were used to repay a portion of the outstanding balance of our Prior Facility, part of which was incurred in connection with the acquisition of the Acquired HR Business. We may redeem some or all of the Senior Notes at any time prior to maturity, which may include prepayment penalties determined according to pre-established criteria.

The Senior Notes contain customary covenants including, but not limited to, restrictions on our ability, and the ability of our subsidiaries, to create or incur secured indebtedness, merge or consolidate with another person, or enter into certain sale and leaseback transactions.

Upon the occurrence of certain events of default, the principal of, and all accrued and unpaid interest on, the Senior Notes may be declared due and payable by the trustee, The Bank of New York Trust Company, N.A., or the holders of at least 25% in principal amount of the outstanding Senior Notes. Such events of default include, but are not limited to, payment default, covenant defaults, material payment defaults (other than under the Senior Notes) and voluntary or involuntary bankruptcy proceedings. As of June 30, 2006, we were in compliance with the covenants of our Senior Notes.

On September 22, 2006, we received a letter from CEDE & Co. ("CEDE") sent on behalf of certain holders of our 5.20% Senior Notes due 2015 (the "5.20% Senior Notes") issued by us under that certain Indenture dated June 6, 2005 (the "Indenture") between us and The Bank of New York Trust Company, N.A. (the "Trustee") advising us that we were in default of our covenants. The letter alleged that our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 by September 13, 2006, was a default under the terms of the Indenture. On September 29, 2006, we received a letter from CEDE sent on behalf of the same persons declaring an acceleration with respect to the 5.20% Senior Notes, as a result of our failure to remedy the purported default set forth in the September 22 letter related to our failure to timely file our Annual Report on Form 10-K for the period ended June 30, 2006. The September 29 letter declared that the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 5.20% Senior Notes were due and payable immediately, and demanded payment of all amounts owed in respect of the 5.20% Senior Notes.

On September 29, 2006 we received a letter from the Trustee with respect to the 5.20% Senior Notes. The letter alleged that we were in default of our covenants under the Indenture with respect to the 5.20% Senior Notes, as the result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 on or before September 28, 2006. On October 6, 2006, we received a letter from the Trustee declaring an acceleration with respect to the 5.20% Senior Notes as a result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 on or before September 28, 2006. The October 6, 2006 letter declared the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 5.20% Senior Notes to be due and payable immediately, and demanded payment of all amounts owed in respect of the 5.20% Senior Notes.

In addition, our 4.70% Senior Notes due 2010 (the "4.70% Senior Notes") were also issued under the Indenture and have identical default and acceleration provisions as the 5.20% Senior Notes. On October 9, 2006, we received letters from certain holders of the

4.70% Senior Notes issued by us under the Indenture, advising us that we were in default of our covenants under the Indenture. The letters alleged that our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 by September 13, 2006, was a default under the terms of the Indenture. On November 9, 10 and 16, 2006, we received letters from CEDE sent on behalf of certain holders of our 4.70% Senior Notes, declaring an acceleration of the 4.70% Senior Notes as the result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006. The November 9, 10 and 16, 2006 letters declared the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 4.70% Senior Notes to be due and payable immediately, and demanded payment of all amounts owed under the 4.70% Senior Notes.

It is our position that no default has occurred under the Indenture and that no acceleration has occurred with respect to the 5.20% Senior Notes or the 4.70% Senior Notes or otherwise under the Indenture. Further we have filed a lawsuit against the Trustee in the United States District Court, Northern District of Texas, Dallas Division, seeking a declaratory judgment affirming our position. On January 8, 2007, the Court entered an order substituting Wilmington Trust Company for the Bank of New York. On January 16, 2007, Wilmington Trust Company filed an answer and counterclaim. The counterclaim seeks immediate payment of all principal and accrued and unpaid interest on the Senior Notes. Alternatively, the counterclaim seeks damages measured by the difference between the fair market value of the Senior Notes on or about September 22, 2006 and par value of the Senior Notes.

Unless and until there is a final judgment rendered in the lawsuit described above (including any appellate proceedings), no legally enforceable determination can be made as to whether the failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 is a default under the Indenture as alleged by the letters referenced above. If there is a final legally enforceable determination that the failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 is a default under the Indenture, and that acceleration with respect to the Senior Notes was proper, the principal and premium, if any, and all accrued and unpaid interest, if any, on the Senior Notes would be immediately due and payable.

In the event the claim of default against us made by certain holders of the Senior Notes is upheld in a court of law and we are required to payoff the Senior Notes, it is most likely that we would utilize the Credit Facility to fund such payoff. Under the terms of the Credit Facility, we can utilize borrowings under the Revolving Credit Facility (defined in Item 7), subject to certain liquidity requirements, or may seek additional commitments for funding under the Term Loan Facility (defined in Item 7) of the Credit Facility. We estimate we have sufficient liquidity to meet both the needs of our operations and any potential payoff of the Senior Notes. While we do have availability under our Credit Facility to draw funds to repay the Senior Notes, there may be a decrease in our credit availability that could otherwise be used for other corporate purposes, such as acquisitions and share repurchases.

If our Senior Notes are refinanced or the determination is made that the outstanding balance is due to the noteholders, the remaining unrealized loss on forward interest rate agreements reported in other comprehensive income of $16.3 million ($10.2 million, net of income tax), unamortized deferred financing costs of $3.2 million ($2.1 million, net of income tax) and unamortized discount of $0.6 million ($0.4 million, net of income tax) associated with our Senior Notes as of June 30, 2006 may be adjusted and reported as interest expense in our Consolidated Statement of Income in the period of refinancing or demand.

On December 19, 2006, we entered into an Instrument of Resignation, Appointment and Acceptance with The Bank of New York Trust Company, N.A. and Wilmington Trust Company, whereby The Bank of New York Trust Company, N.A. resigned as trustee, as well as other offices or agencies, with respect to the Senior Notes, and was replaced by Wilmington Trust Company.

Other credit arrangements

Certain contracts, primarily in our Government segment, require us to provide a surety bond or a letter of credit as a guarantee of performance. As of June 30, 2006, outstanding surety bonds of $472 million and $93.5 million of our outstanding letters of credit secure our performance of contractual obligations with our clients. Approximately $22.2 million of letters of credit and $1.9 million of surety bonds secure our casualty insurance and vendor programs and other corporate obligations. In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. We believe that we have sufficient capacity in the surety markets and liquidity from our cash flow and our Credit Facility to respond to future requests for proposals.

Credit Ratings

Following the Tender Offer, our credit ratings were downgraded by Moody's and Standard and Poor's, both to below investment grade. Standard & Poor's further downgraded us to BB upon our announcement in June 2006 of the approval by our Board of Directors of a new $1 billion share repurchase plan. Fitch initiated its coverage of us in August 2006 at a rating of BB, except for our Senior Notes which were rated BB-. Standard & Poor's downgraded our credit rating further, to B+, following our announcement on September 28, 2006 that we would not be able to file our Annual Report on Form 10-K for the period ending June 30, 2006 by the September 28, 2006 ended deadline. There may be additional reductions in our ratings depending on the timing and amounts that may be drawn under Credit Facility. As a result, the terms of any financings we choose to enter into in the future may be adversely affected. In addition, a result of these downgrades, the sureties which provide performance bonds backing our contractual obligations could reduce the ilability of these bonds, increase the price of the bonds to us or require us to provide collateral such as a letter of credit. However, believe that we will continue to have sufficient capacity in the surety markets and liquidity from our cash flow and Credit Facility espond to future requests for proposals. In addition, certain of our commercial outsourcing contracts provide that, in the event our dit ratings are downgraded to certain specified levels, the customer may elect to terminate its contract with us and either pay a uced termination fee or in some instances, no termination fee. While we do not anticipate that the downgrading of our credit ratings connection with the Tender Offer will result in a material loss of commercial outsourcing revenue due to the customer's exercise of se termination rights, there can be no assurance that such a credit ratings downgrade will not adversely affect these customer ationships.

rivative instruments and hedging activities

hedge the variability of a portion of our anticipated future Mexican peso cash flows through foreign exchange forward agreements. e agreements are designated as cash flow hedges of forecasted payments related to certain operating costs of our Mexican erations. As of June 30, 2006, the notional amount of these agreements totaled 217.5 million pesos ($19.5 million) and expire at ious dates over the next 12 months. We had no foreign exchange forward agreements outstanding at June 30, 2005. Upon mination of these agreements, we will purchase Mexican pesos at the exchange rates specified in the forward agreements to be used payments on our forecasted Mexican peso operating costs. As of June 30, 2006, the unrealized loss on these foreign exchange ward agreements, reflected in accumulated other comprehensive loss, was $0.5 million ($0.3 million, net of income tax).

part of the Transport Revenue acquisition, we acquired foreign exchange forward agreements that hedge our French operation's ro foreign exchange exposure related to its Canadian dollar and United States dollar revenues. These agreements do not qualify for dge accounting under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging tivities." As a result, we recorded a gain on hedging instruments of $1.7 million ($1.1 million, net of income tax) for the year ended ne 30, 2006 in other non-operating income, net in our Consolidated Statements of Income. As of June 30, 2006, the notional amount these agreements totaled $44.4 million Canadian dollars and $5 million U.S. dollars, respectively, and are set to expire at various nes over the next four years. As of June 30, 2006, a liability was recorded for the related fair value of approximately $4.1 million.

order to hedge the variability of future interest payments related to our Senior Notes resulting from changing interest rates, we tered into forward interest rate agreements in April 2005. The agreements were designated as cash flow hedges of forecasted interest yments in anticipation of the issuance of the Senior Notes. The notional amount of the agreements totaled $500 million and the reements were terminated in June 2005 upon issuance of the Senior Notes. The settlement of the forward interest rate agreements of 9 million ($12 million, net of income tax) was recorded in accumulated other comprehensive income, and will be amortized as an crease in reported interest expense over the term of the Senior Notes, with approximately $2.5 million to be amortized over the next months. During fiscal years 2006 and 2005, we amortized approximately $2.5 million and $0.2 million, respectively, to interest pense. The amount of gain or loss related to hedge ineffectiveness was not material.

are Repurchase Programs

ior to the Tender Offer, our Board of Directors authorized three share repurchase programs totaling $1.75 billion of our Class A mmon stock. On September 2, 2003, we announced that our Board of Directors authorized a share repurchase program of up to 00 million of our Class A common stock; on April 29, 2004, we announced that our Board of Directors authorized a new, cremental share repurchase program of up to $750 million of our Class A common stock, and on October 20, 2005, we announced at our Board of Directors authorized an incremental share repurchase program of up to $500 million of our Class A common stock. ese share repurchase plans were terminated on January 25, 2006 by our Board of Directors in contemplation of our Tender Offer, hich was announced January 26, 2006 and expired March 17, 2006. The programs, which were open-ended, allowed us to repurchase r shares on the open market from time to time in accordance with Securities and Exchange Commission rules and regulations, cluding shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares purchased and the timing of purchases as based on the level of cash and debt balances, general business conditions and other factors, including alternative investment portunities, and purchases under these plans were funded from various sources, including, but not limited to, cash on hand, cash ow from operations, and borrowings under our credit facilities. Under our previously authorized share repurchase programs during scal years 2006, 2005 and 2004, we had repurchased approximately 2.2 million, 4.9 million and 15 million shares, respectively, at a tal cost of approximately $115.8 million, $250.8 million and $743.2 million, respectively. We have reissued approximately 3 million, 0.6 million and 0.1 million shares, respectively, for proceeds of approximately $17.9 million, $28.5 million and

$4.6 million, respectively, to fund contributions to our employee stock purchase plan and 401(k) plan during fiscal years 2006, 2 and 2004. In July 2006, we reissued approximately 57,000 shares for proceeds totaling approximately $2.8 million to f contributions to our employee stock purchase plan.

In June 2006, our Board of Directors authorized a share repurchase program of up to $1 billion of our Class A common stock. program, which was open ended, allowed us to repurchase our shares on the open market, from time to time, in accordance with requirements of SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The numbe shares to be purchased and the timing of purchases was based on the level of cash and debt balances, general business conditions, other factors, including alternative investment opportunities. As of June 30, 2006, we had repurchased approximately 5.5 mil shares at a total cost of approximately $269.3 million and retired approximately 3.2 million of those shares. As of June 30, 2006, had initiated purchases that had not yet settled for 1.3 million shares of our common stock with a total cost of $66.4 million. In Aug 2006, we completed the June 2006 Board of Directors authorized share repurchase program, purchasing a total of 19.9 million sha for an average price of $50.30. All of the shares repurchased under this authorization were retired as of the date of filing of this rep

In August 2006, our Board of Directors authorized an additional share repurchase program of up to $1 billion of our Class A comn stock. The program, which is open ended, will allow us to repurchase our shares on the open market, from time to time, in accorda with the requirements of SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The num of shares to be purchased and the timing of purchases will be based on the level of cash and debt balances, general business conditic and other factors, including alternative investment opportunities. No repurchases have been made under this program as of the date of filing. We expect to fund repurchases under this additional share repurchase program from borrowings under our Credit Facility.

Other

As discussed in "Review of Stock Option Grant Practices" above, as a result of our internal investigation into our stock option gr practices, we restated certain of our previously filed consolidated financial statements and recorded cumulative adjustments for n cash stock-based compensation expense totaling $51.2 million. While these expenses are non-cash, the income tax related impacts expected to require the use of cash. At June 30, 2006, we have recorded approximately $37.9 million of additional income ta payable, including estimated interest and penalties related to certain disallowed Section 162(m) executive compensation deductio We also expect to pay to certain current and former employees approximately $8 million in order to compensate such individuals any increase in exercise price resulting from the matters which were the subject of the internal investigation, in order to avoid adverse individual income tax impact of Section 409A due to revised measurement dates. The $8 million related to Section 409A w be paid beginning in January 2008 to the affected individuals as the related stock options vest. We expect to fund any such paym from cash flows from operating activities, however, we have not yet determined the impact to our results of operations and financ condition. The increased exercise prices to be paid by optionholders upon their exercise is expected to offset, in the aggregate, $8 million; however, the timing of any such exercises cannot be determined. At this time, we cannot predict when the Section 162(underpayment deficiencies, together with interest and penalties, if any, will be paid.

At June 30, 2006, we had cash and cash equivalents of $100.8 million compared to $62.7 million at June 30, 2005. Our working capi (defined as current assets less current liabilities) increased $298.2 million to $704.2 million at June 30, 2006 from $406 million June 30, 2005. Our current ratio (defined as total current assets divided by total current liabilities) was 1.9 and 1.5 at June 30, 2006 a 2005, respectively. Our debt-to-capitalization ratio (defined as the sum of short-term and long-term debt divided by the sum of sho term and long-term debt and equity) was 40% and 21.2% at June 30, 2006 and 2005, respectively.

We believe that available cash and cash equivalents, together with cash generated from operations and available borrowings under c Credit Facility, will provide adequate funds for our anticipated internal growth and operating needs, including capital expenditur and will meet the cash requirements of our contractual obligations. However, due to the additional borrowings made in relation to o share repurchase programs and if we utilize the unused portion of our Credit Facility to repay the Senior Notes or for other corpor purposes, our indebtedness and interest expense would increase, possibly significantly, and our indebtedness could be substantial relation to our stockholders' equity. We believe that our expected cash flow provided by operating activities, and anticipated access the unused portion of our Credit Facility and capital markets will be adequate for our expected liquidity needs, including capi expenditures, and to meet the cash requirements of our contractual obligations. In addition, we intend to continue our growth throu acquisitions, which could require significant commitments of capital. In order to pursue such opportunities we may be required incur debt or to issue additional potentially dilutive securities in the future. No assurance can be given as to our future acquisitions a expansion opportunities and how such opportunities will be financed.

In order to conform our stock option program with standard market practice, on February 2, 2005, our Board of Directors approved an amendment to stock options previously granted that did not become exercisable until five years from the date of grant to provide that such options become exercisable on the day they vest. Options granted under both our 1997 Stock Incentive Plan and our 1988 Stock Option Plan generally vest in varying increments over a five year period. It is expected that future option grants will contain matching vesting and exercise schedules. This amendment does not amend or affect the vesting schedule, exercise price, quantity of options granted, shares into which such options are exercisable or life of any award under any outstanding option grant. Therefore, no compensation expense was recorded related to this amendment.

Related Party Transactions

Prior to 2002 we had guaranteed $11.5 million of certain loan obligations owed to Citicorp USA, Inc. by DDH Aviation, Inc., a corporate airplane brokerage company organized in 1997 (as may have been reorganized subsequent to July 2002, herein referred to as "DDH"). Our Chairman owned a majority interest in DDH. In consideration for that guaranty, we had access to corporate aircraft at favorable rates. In July 2002, our Chairman assumed in full our guaranty obligations to Citicorp and Citicorp released in full our guaranty obligations. As partial consideration for the release of our corporate guaranty, we agreed to provide certain administrative services to DDH at no charge until such time as DDH meets certain specified financial criteria. In the first quarter of fiscal year 2003, we purchased $1 million in prepaid charter flights at favorable rates from DDH. As of June 30, 2006 and 2005, we had $0.6 million and $0.6 million, respectively, remaining in prepaid flights with DDH. We made no payments to DDH during fiscal years 2006, 2005 and 2004. In the second quarter of fiscal year 2007, we were notified by DDH of their intent to wind down operations; therefore, we recorded a charge of $0.6 million related to the unused prepaid charter flights. We anticipate that the administrative services referenced above will cease prior to June 30, 2007 as a result of the wind down of the DDH operations.

During fiscal years 2006, 2005 and 2004, we purchased approximately $8.8 million, $9.0 million and $6.4 million, respectively, of office products and printing services from Prestige Business Solutions, Inc., a supplier owned by the daughter-in-law of our Chairman, Darwin Deason. These products and services were purchased on a competitive bid basis in substantially all cases. We believe this relationship has allowed us to obtain these products and services at quality levels and costs more favorable than would have been available through alternative market sources.

As discussed in "Departure of Executive Officers" and in connection with the departure of Jeffrey A. Rich, our former Chief Executive Officer, in June 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by Mr. Rich. The agreement is for two years during which time we will pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We have paid approximately $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

Disclosures about Contractual Obligations and Commercial Commitments as of June 30, 2006 (in thousands):

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt(1)	$1,108,061	$ 9,452	$ 16,063	$ 16,070	$1,066,476
Senior Notes, net of unamortized discount(1)	499,368	—	—	249,933	249,435
Capital lease obligations(1)	29,677	13,622	15,927	128	—
Operating leases	1,319,090	335,261	542,073	345,010	96,746
Purchase obligations	30,364	18,749	10,695	920	—
Total Contractual Cash Obligations	$2,986,560	$377,084	$584,758	$612,061	$1,412,657

		Amount of Commitment Expiration per Period			
Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Standby letters of credit	$ 115,739	$115,739	$ —	$ —	$ —
Surety Bonds	473,827	457,987	13,968	10	1,862
Total Commercial Commitments	$ 589,566	$573,726	$ 13,968	$ 10	$ 1,862

(1) Excludes accrued interest of $11 million at June 30, 2006.

We have entered into various contractual agreements to purchase telecommunications services. These agreements provide for minimum annual spending commitments, and have varying terms through fiscal year 2010, and are included in purchase obligations in the table above. We have various contractual commitments to lease hardware and software and for the purchase of maintenance on such leased assets with varying terms through fiscal year 2012, which are included in operating leases in the table above.

As discussed above, we have entered into a two year agreement with Rich Capital, LLC, an M&A advisory firm owned by Jeffrey A. Rich, our former Chief Executive Officer, to provide us with advisory services in connection with potential acquisition candidates. This contractual obligation is included in the table above. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

We expect to contribute approximately $11 million to our pension plans in fiscal year 2007. Minimum pension funding requirements are not included in the table above as such amounts are zero for our pension plans as of June 30, 2006. See Critical Accounting Policies and Note 18 of our Consolidated Financial Statements for discussion of our pension plans.

As discussed above, certain contracts, primarily in our Government segment, require us to provide a surety bond or a letter of credit as a guarantee of performance. As of June 30, 2006, outstanding surety bonds of $472 million and $93.5 million of our outstanding letters of credit secure our performance of contractual obligations with our clients. Approximately $22.2 million of letters of credit and $1.9 million of surety bonds secure our casualty insurance and vendor programs and other corporate obligations. In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract; the probability of which we believe is remote. We believe that we have sufficient capacity in the surety markets and liquidity from our cash flow and our Credit Facility to respond to future requests for proposals.

We are obligated to make certain contingent payments to former shareholders of acquired entities upon satisfaction of certain contractual criteria in conjunction with certain acquisitions. During fiscal year 2006, 2005 and 2004, we paid $9.8 million, $17 million and $10.4 million, respectively, related to acquisitions completed in prior years. As of June 30, 2006, the maximum aggregate amount of the outstanding contingent obligations to former shareholders of acquired entities is approximately $61.8 million. Upon satisfaction of the specified contractual criteria, any such payment would result primarily in a corresponding increase in goodwill.

We have indemnified Lockheed Martin Corporation against certain specified claims from certain pre-sale litigation, investigations, government audits and other issues related to the Divested Federal Business. Our contractual maximum exposure under these indemnifications is $85 million; however, we believe the actual exposure to be significantly less. As of June 30, 2006, other accrued liabilities include a reserve for these claims in an amount we believe to be adequate at this time. As discussed in Item 3. Legal Proceedings, we have agreed to indemnify ManTech International Corporation with respect to the DOJ investigation related to purchasing activities at Hanscom during the period 1998-2000.

Our Education Services business, which is included in our Commercial segment, performs third party student loan servicing in the Federal Family Education Loan program ("FFEL") on behalf of various financial institutions. We service these loans for investors under outsourcing arrangements and do not acquire any servicing rights that are transferable by us to a third party. At June 30, 2006, we serviced a FFEL portfolio of approximately 1.9 million loans with an outstanding principal balance of approximately $27.7 billion. Some servicing agreements contain provisions that, under certain circumstances, require us to purchase the loans from the investor if the loan guaranty has been permanently terminated as a result of a loan default caused by our servicing error. If defaults caused by us are cured during an initial period, any obligation we may have to purchase these loans expires. Loans that we purchase may be subsequently cured, the guaranty reinstated and then we repackage the loans for sale to third parties. We evaluate our exposure under our purchase obligations on defaulted loans and establish a reserve for potential losses, or default liability reserve, through a charge to the provision for loss on defaulted loans purchased. The reserve is evaluated periodically and adjusted based upon management's analysis of the historical performance of the defaulted loans. As of June 30, 2006 and 2005, other accrued liabilities include reserves which we believe to be adequate.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. We base our estimates on historical experience and on various other assumptions or conditions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and may result in materially different results under different assumptions and conditions. We believe that the following critical accounting policies used in the preparation of our consolidated financial statements involve significant judgments and estimates.

Revenue recognition

A significant portion of our revenue is recognized based on objective criteria that do not require significant estimates or uncertainties. For example, transaction volumes and time and costs under time and material and cost reimbursable arrangements are based on specific, objective criteria under the contracts. Accordingly, revenues recognized under these methods do not require the use of significant estimates that are susceptible to change. Revenue recognized using the percentage-of-completion accounting method does require the use of estimates and judgment as discussed below.

Our policy follows the guidance from SEC Staff Accounting Bulletin 104 "Revenue Recognition" ("SAB 104"). SAB 104 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements and updates Staff Accounting Bulletin Topic 13 to be consistent with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). We recognize revenues when persuasive evidence of an arrangement exists, the services have been provided to the client, the sales price is fixed or determinable, and collectibility is reasonably assured.

During fiscal year 2006, approximately 77% of our revenue was recognized based on transaction volumes, approximately 10% was fixed fee based, wherein our revenue is earned as we fulfill our performance obligations under the arrangement, approximately 7% was related to cost reimbursable contracts, approximately 4% of our revenue was recognized using percentage-of-completion accounting and the remainder is related to time and material contracts. Our revenue mix is subject to change due to the impact of acquisitions, divestitures and new business.

Revenues on cost reimbursable contracts are recognized by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience. Revenues on unit-price contracts are recognized at the contractual selling prices of work completed and accepted by the client. Revenues on time and material contracts are recognized at the contractual rates as the labor hours and direct expenses are incurred.

Revenues for business process outsourcing services are recognized as services are rendered, generally on the basis of the number of accounts or transactions processed. Information technology processing revenues are recognized as services are provided to the client, generally at the contractual selling prices of resources consumed or capacity utilized by our clients. Revenues from annual maintenance contracts are deferred and recognized ratably over the maintenance period. Revenues from hardware sales are recognized upon delivery to the client and when uncertainties regarding customer acceptance have expired.

Revenues on certain fixed price contracts where we provide information technology system development and implementation services are recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). SOP 81-1 requires the use of percentage-of-completion accounting for long-term contracts that are binding agreements between us and our customers in which we agree, for compensation, to perform a service to the customer's specifications. These services require that we perform significant, extensive and complex design, development, modification and implementation activities for our customers' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement.

The percentage-of-completion methodology involves recognizing revenue using the percentage of services completed, on a current cumulative cost to total cost basis, using a reasonably consistent profit margin over the period. Due to the longer term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed, and the impact of delayed performance. If changes occur in delivery, productivity or other factors used in developing the estimates of costs or revenues, we revise our cost and revenue estimates, which may result in increases or decreases in revenues and costs, and such revisions are reflected in income in the period in which the facts that give rise to that revision become known.

EITF 00-21 addresses the accounting treatment for an arrangement to provide the delivery or performance of multiple products and/or services where the delivery of a product or system or performance of services may occur at different points in time or over different periods of time. The Emerging Issues Task Force reached a consensus regarding, among other issues, the applicability of the provisions regarding separation of contract elements in EITF 00-21 to contracts where one or more elements fall within the scope o other authoritative literature, such as SOP 81-1. EITF 00-21 does not impact the use of SOP 81-1 for contract elements that fall withi the scope of SOP 81-1, such as the implementation or development of an information technology system to client specifications unde a long-term contract. Where an implementation or development project is contracted with a client, and we will also provide services o operate the system over a period of time, EITF 00-21 provides the methodology for separating the contract elements and allocatin total arrangement consideration to the contract elements. We adopted the provisions of EITF 00-21 on a prospective basis t transactions entered into after July 1, 2003.

Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the relate services are provided. We recognize revenues for non-refundable, upfront implementation fees over the period between the initiatio of the ongoing services through the end of the contract term on a straight-line basis.

Cost of revenues

We present cost of revenues in our Consolidated Statements of Income based on the nature of the costs incurred. Substantially all thes costs are incurred in the provision of services to our customers. The selling, general and administrative costs included in cost o revenues are not material and are not separately presented in the Consolidated Statements of Income.

Contingencies

We account for claims and contingencies in accordance with Statement of Financial Accounting Standards No. 5, "Accounting fo Contingencies" ("SFAS 5"). SFAS 5 requires that we record an estimated loss from a claim or loss contingency when informatio available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has bee incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for claims an contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input fro other experts and advisors with respect to matters in the ordinary course of business.

Our contracts with clients typically span several years. We continuously review and reassess our estimates of contract profitability. I our estimates indicate that a contract loss will occur, a loss accrual is recorded in the consolidated financial statements in the period i is first identified. Circumstances that could potentially result in contract losses over the life of the contract include decreases i volumes of transactions, variances from expected costs to deliver our services, and other factors affecting revenues and costs.

Valuation of goodwill and intangibles

Due to the fact that we are primarily a services company, our business acquisitions typically result in significant amounts of goodwil and other intangible assets, which affect the amount of future period amortization expense and possible expense we could incur as a result of an impairment. In addition, in connection with our revenue arrangements, we incur costs to originate contracts and to perform the transition and setup activities necessary to enable us to perform under the terms of the arrangement. We capitalize certain incremental direct costs which are related to the contract origination or transition, implementation and setup activities and amortize them over the term of the arrangement. From time to time, we also provide certain inducements to customers in the form of various arrangements, including contractual credits, which are capitalized and amortized as a reduction of revenue over the term of the contract. The determination of the value of goodwill and other intangibles requires us to make estimates and assumptions about future business trends and growth. We continually evaluate whether events and circumstances have occurred that indicate the balance of goodwill or intangible assets may not be recoverable. In evaluating impairment, we estimate the sum of expected future cash flows derived from the goodwill or intangible asset. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill or other intangible assets, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Share-Based Compensation

We adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") as of July 1, 2005. SFAS 123(R) requires us to recognize compensation expense for all share-based payment arrangements based on the fair value of the share-based payment on the date of grant. We elected the modified prospective application method for adoption, which requires compensation expense to be recorded for all stock-based awards granted after July 1, 2005 and for all unvested stock options outstanding as of July 1, 2005, beginning in the first quarter of adoption. For all unvested options outstanding as of July 1, 2005, the remaining previously measured but unrecognized compensation expense, based on the fair value using revised grant dates as determined in connection with our internal investigation into our stock option grant practices (see "Review of Stock Option Grant ractices" above), will be recognized as wages and benefits in the Consolidated Statements of Income on a straight-line basis over the emaining vesting period. For share-based payments granted subsequent to July 1, 2005, compensation expense, based on the fair alue on the date of grant, will be recognized in the Consolidated Statements of Income in wages and benefits on a straight-line basis ver the vesting period. In determining the fair value of stock options, we use the Black-Scholes option pricing model that employs the ollowing assumptions:

- Expected volatility of our stock price based on historical monthly volatility over the expected term based on daily closing stock prices.
- Expected term of the option based on historical employee stock option exercise behavior, the vesting term of the respective option and the contractual term.
- Risk-free interest rate for periods within the expected term of the option.
- Dividend yield.

ur stock price volatility and expected option lives are based on management's best estimates at the time of grant, both of which npact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be ecognized over the vesting term of the option.

FAS 123(R) requires that we recognize compensation expense for only the portion of share-based payment arrangements that are xpected to vest. Therefore, we apply estimated forfeiture rates that are based on historical employee termination behavior. We eriodically adjust the estimated forfeiture rates so that only the compensation expense related to share-based payment arrangements at vest are included in wages and benefits. If the actual number of forfeitures differs from those estimated by management, dditional adjustments to compensation expense may be required in future periods.

ension and post-employment benefits

tatement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), establishes standards for eporting and accounting for pension benefits provided to employees. In connection with the acquisition of the Acquired HR Business, e assumed pension plans for the Acquired HR Business employees located in Canada and the United Kingdom ("UK"). The anadian Acquired HR Business has both a funded basic pension plan and an unfunded excess pension plan. The UK pension scheme s a funded plan. These defined benefit plans provide benefits for participating employees based on years of service and average ompensation for a specified period before retirement. We have established June 30 as our measurement date for these defined benefit lans. The net periodic benefit costs for these plans are included in wages and benefits in our Consolidated Statements of Income from e effective date of the acquisition, May 1, 2005.

he measurement of the pension benefit obligation of the plans at the acquisition date was accounted for using the business ombination provisions in SFAS 87, therefore, all previously existing unrecognized net gain or loss, unrecognized prior service cost, r unrecognized net obligation or net asset existing prior to the date of the acquisition was included in our calculation of the pension enefit obligation recorded at acquisition.

n addition to these pension plans, we also assumed a post-employment medical plan for Acquired HR Business employees and etirees in Canada. The amount of health care benefits is limited to lifetime maximum and age limitations as described in the plan.

n December 2005, we adopted a pension plan for the U.S. employees of Buck Consultants, LLC, a wholly owned subsidiary, which vas acquired in connection with the Acquired HR Business. The U.S. pension plan is a funded plan. We have established June 30 as ur measurement date for this defined benefit plan. The plan recognizes service for eligible employees from May 26, 2005, the date of he acquisition of the Acquired HR Business. We recorded prepaid pension costs and projected benefit obligation related to this prior ervice which will be amortized over approximately 9.3 years and included in the net periodic benefit costs which is included in wages nd benefits in our Consolidated Statements of Income. The plan is unfunded as of June 30, 2006.

A small group of employees located in Germany participate in a pension plan. This plan is not material to our results of operations or inancial position and is not included in the disclosures below. A group of employees acquired with Transport Revenue participate in a nulti-employer pension plan in Switzerland. Contributions to the plan are not considered material to our Consolidated Statements of ncome.

The measurement of the pension benefit obligation of these plans at the acquisition date was accounted for using the business ombination provisions in SFAS 87, therefore, all previously existing unrecognized net gain or loss, unrecognized prior service cost, or unrecognized net obligation or net asset existing prior to the date of the acquisition was included in our calculation of the pensio benefit obligation recorded at acquisition.

The following table summarizes the weighted-average assumptions used in the determination of our benefit obligation:

	As of June 30,			
	2006		2005	
	Pension Plans	Other Benefit Plan	Pension Plans	Other Benefit Pla
Non-U.S. Plans				
Discount rate	5.00% - 5.75%	5.75%	5.00% - 5.25%	5.25%
Rate of increase in compensation levels	4.25% - 4.40%	N/A	4.25% - 4.40%	N/A
U.S. Plan				
Discount rate	6.50%	N/A	N/A	N/A
Rate of increase in compensation levels	3.50%	N/A	N/A	N/A

The following table summarizes the assumptions used in the determination of our net periodic benefit cost:

	For the Year Ended June 30, 2006		For the period from May 1, 2005 through June 30, 2005	
	Pension Plans	Other Benefit Plan	Pension Plans	Other Benefit Pla
Non-U.S. Plans				
Discount rate	5.00% - 5.75%	5.75%	5.25% - 5.75%	5.75%
Long-term rate of return on assets	7.00% - 7.50%	N/A	7.00% - 7.50%	N/A
Rate of increase in compensation levels	4.25% - 4.40%	N/A	4.25% - 4.40%	N/A
U.S. Plan				
Discount rate	5.75%	N/A	N/A	N/A
Long-term rate of return on assets	N/A	N/A	N/A	N/A
Rate of increase in compensation levels	3.00%	N/A	N/A	N/A

Our discount rate is determined based upon high quality corporate bond yields as of the measurement date. The table below illustrate the effect of increasing or decreasing the discount rates by 25 basis points (in thousands):

	For the Year Ended June 30, 2006		For the period from May 1 2005 through June 30, 200	
	Plus .25%	Less .25%	Plus .25%	Less .25%
Non-U.S. Plans				
Effect on pension benefit obligation	$(5,055)	$5,155	$(4,490)	$4,692
Effect on service and interest cost	$ (432)	$ 450	$ (380)	$ 399
U.S. Plan				
Effect on pension benefit obligation	$ (164)	$ 174	N/A	N/A
Effect on service and interest cost	$ (104)	$ 110	N/A	N/A

We estimate the long-term rate of return on UK and Canadian and U.S. plan assets will be 7% and 7.5%, respectively, based on the long-term target asset allocation. As of June 30, 2006, the U.S. plan was not funded. We expect to fund the U.S. plan in fiscal year 2007 upon adoption of investment policies for the plan. Expected returns for the following asset classes used in the plans are based on a combination of long-term historical returns and current and expected market conditions.

The UK pension scheme's target asset allocation is 50% equity securities, 40% debt securities and 10% in real estate. External investment managers actively manage all of the asset classes. The target asset allocation has been set by the plan's trustee board with a view to meeting the long-term return assumed for setting the employer's contributions while also reducing volatility relative to the plan's liabilities. The managers engaged by the trustees manage their assets with a view to seeking moderate out-performance of appropriate benchmarks for each asset class. At this time, the trustees do not engage in any alternative investment strategies, apart from UK commercial property.

he Canadian funded plan's target asset allocation is 37% Canadian provincial and corporate bonds, 33% larger capitalization anadian stocks, 25% developed and larger capitalization Global ex Canada stocks (mainly U.S. and international stocks) and 5% ash and cash equivalents. A single investment manager actively manages all of the asset classes. This manager uses an equal blend of rge cap value and large cap growth for stocks in order to participate in the returns generated by stocks in the long-term, while educing year-over-year volatility. The bonds are managed using a core approach where multiple strategies are engaged such as iterest rate anticipation, credit selection and yield curve positioning to mitigate overall risk. At this time, the manager does not ngage in any alternative investment strategies.

/e made contributions to the pension plans of approximately $4.6 million and $0.9 million in fiscal years 2006 and 2005, respectively. n addition, approximately $21.5 million related to a purchase price adjustment received from Mellon Financial Corporation was unded into the pension plans in June 30, 2005. This amount was included in the plans' cash and cash equivalents at June 30, 2005 and vas subsequently invested pursuant to the plans' target asset allocations.

tatement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" "SFAS 106") requires the disclosure of assumed healthcare cost trend rates for next year used to measure the expected cost of benefits overed. For measurement purposes, an 8.3% composite annual rate of increase in the per capita costs of covered healthcare benefits vas assumed for fiscal years 2007; this rate was assumed to decrease gradually to 4.5% by 2013 and remain at that level thereafter. The ealthcare cost trend rate assumption may have a significant effect on the SFAS 106 projections. The table below illustrates the effect f increasing or decreasing the assumed healthcare cost trend rates by one percentage point for each future year (in thousands):

	For the Year Ended June 30, 2006		For the period from May 1, 2005 through June 30, 2005	
	Plus 1%	Less 1%	Plus 1%	Less 1%
Effect on pension benefit obligation	$30	$(27)	$55	$(48)
Effect on service and interest cost	$ 4	$ (4)	$ 7	$ (6)

llowance for doubtful accounts

/e make estimates of the collectibility of our accounts receivable. We specifically analyze accounts receivable and historical bad ebts, customer credit-worthiness, current economic trends, and changes in our customer payment terms and collection trends when valuating the adequacy of our allowance for doubtful accounts. Any change in the assumptions used in analyzing a specific account eceivable may result in additional allowance for doubtful accounts being recognized in the period in which the change occurs.

ncome taxes

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and pplication of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may e challenged and that we may not succeed. Our provision for income taxes includes the impact of these reserve changes. We adjust hese reserves in light of changing facts and circumstances. In the event that there is a significant unusual or one-time item recognized n our operating results, the taxes attributable to that item would be separately calculated and recorded at the same time as the unusual r one-time item.

Deferred income taxes are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which such differences are expected to reverse. We routinely evaluate all deferred tax assets o determine the likelihood of their realization.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), SFAS 158 amends SFAS 87, "Employers' Accounting for Pensions", SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS 158 requires employers to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status. It also requires employers to measure plan assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. SFAS 158 is required to be adopted by entities with fiscal years ending after December 15, 2006. The adoption of this standard is not expected to have a material impact on ou financial condition, results of operation or liquidity.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair valu establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair valu measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participan to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measureme and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands th required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fisc years beginning after November 15, 2007. The adoption of this standard is not expected to have a material impact on our financi condition, results of operation or liquidity.

In September 2006, the SEC released SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatemen when Quantifying Misstatements in Current Year Financial Statements," ("SAB 108"), which addresses how uncorrected errors i previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants t consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financi statements. SAB 108 does not change the SEC staff's previous guidance on evaluating the materiality of errors. It allows registrants t record the effects of adopting SAB 108 guidance as a cumulative-effect adjustment to retained earnings. This adjustment must b reported in the annual financial statements of the first fiscal year ending after November 15, 2006. The adoption of this standard is nc expected to have a material impact on our financial condition, results of operation or liquidity.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes — a interpretation of FASB Statement No. 109, which prescribes comprehensive guidelines for recognizing, measuring, presentin and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. FIN 48, effective for fiscal yea beginning after December 15, 2006, seeks to reduce the diversity in practice associated with certain aspects of the recognition an measurement related to accounting for income taxes. We are currently assessing the impact of FIN 48 on our consolidated financi position and results of operations.

On October 22, 2004, the President signed into law the American Jobs Creation Act of 2004 (the "Act"). The Act creates a temporar incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction fo certain dividends from controlled foreign corporations. Financial Accounting Standards Board Staff Position 109-2 "Accounting an Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" allow companies additional time beyond that provided in Statement of Financial Accounting Standards No. 109 "Accounting for Incom Taxes" to determine the impact of the Act on its financial statements and provides guidance for the disclosure of the impact of the Ac on the financial statements. This incentive expired June 30, 2006. We did not repatriate any amounts prior to the expiration of thi provision, and accordingly, we have not recognized any income tax expense related to this repatriation provision.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates, changes in market value of financial instruments caused by changes i interest rates and foreign currency exchange rates. Sensitivity analysis is one technique used to measure the impact of changes in th interest rates and foreign exchange rates on our results of operations or financial position. The following analysis provides a framework to understand our sensitivity to hypothetical changes in interest rates and foreign currency exchange rates as of June 30 2006.

Interest Rates

During fiscal year 2006, we entered into a new credit agreement with a $1 billion Revolving Credit Facility and $800 million Term Loan Facility (see Note 13 to our Consolidated Financial Statements for more discussion). These new facilities are variable rate instruments and are subject to market risk from changes in interest rates. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in short-term market interest rates. If these rates at June 30, 2006 were 10% higher or lower, and if the amount of our debt outstanding as of June 30, 2006 under the Credit Facility had been outstanding for the entire fiscal year ended June 30, 2006, our results of operations would have been approximately $5 million, net of income tax, lower or higher, respectively

We entered into fixed rate Senior Notes during fiscal year 2005. The Senior Notes are subject to market risk from changes in interest rates. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in market interest rates. The fair value of the Senior Notes as of June 30, 2006 and 2005 was $448 million and $496.5 million, respectively, based on quoted market prices. If hese rates were 10% higher or lower at June 30, 2006, the fair value of the Senior Notes would be approximately $432 million or $464.8 million, respectively. If these rates were 10% higher or lower at June 30, 2005, the fair value of the Senior Notes would be approximately $485 million or $515 million, respectively. Changes in the fair value of our fixed rate Senior Notes would not impact our results of operations or cash flows, unless redeemed prior to maturity. However, if we were to redeem the notes in the current interest rate environment, we would not incur any prepayment penalty because interest rates have increased since we issued the Senior Notes in 2005.

We purchased U.S. Treasury Notes during fiscal year 2006. The U.S. Treasury Notes are subject to market risk from changes in interest rates. The fair value of the Treasury Notes as of June 30, 2006 was $16.7 million. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in market interest rates. If these rates were 10% higher at June 30, 2006, the fair value of the Treasury Notes would be approximately $16.4 million. If these rates were 10% lower at June 30, 2006, the fair value of the Treasury Notes would be approximately $17.1 million. Changes in the fair value of our U.S. Treasury Notes would not impact our results of operations or cash flows, unless sold prior to maturity.

Foreign Currency

We conduct business in the United States and in foreign countries and are exposed to foreign currency risk from changes in the value of underlying assets and liabilities of our non-United States denominated foreign investments and foreign currency transactions. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in foreign currency rates against the U.S. dollar. If these rates were 10% higher or lower at June 30, 2006 and 2005, there would have been no material adverse impact on our results of operations or financial position.

We enter into foreign exchange forward agreements to hedge the variability of a portion of our anticipated future Mexican Peso cash flows resulting from fluctuations in the foreign currencies. We use sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our foreign exchange forward agreements. The foreign exchange risk is computed based on the market value of the forward agreements as affected by changes in the corresponding foreign exchange rates. The sensitivity analysis represents the hypothetical changes in the value of the foreign exchange forward agreements and does not reflect the offsetting gain or loss on the underlying exposure. Fluctuations in the fair value of the foreign exchange forward agreements are recorded in accumulated other comprehensive income (loss). As of June 30, 2006, a 10% increase in the levels of foreign currency exchange rate with all other variables held constant would have resulted in a decrease in the fair value of our foreign exchange forward agreements of approximately $1.7 million, while a 10% decrease in the levels of foreign currency exchange rate would have resulted in an increase in the fair value of our foreign exchange forward agreements of $2.1 million.

As discussed in Note 20 to our Consolidated Financial Statements, we acquired foreign exchange forward agreements that hedge our French operation's Euro foreign exchange exposure to its Canadian dollar and U.S. dollar revenues. These foreign exchange forward agreements hedge the variability of a portion of our anticipated future cash flows resulting from fluctuations in the foreign currencies. We use sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our foreign exchange forward agreements. The foreign exchange risk is computed based on the market value of the forward agreements as affected by changes in the corresponding foreign exchange rates. The sensitivity analysis represents the hypothetical changes in the value of the foreign exchange forward agreements and does not reflect the offsetting gain or loss on the underlying exposure. Fluctuations in the fair value of these foreign exchange forward agreements are recorded in other non-operating income, net in our Consolidated Statements of Income. As of June 30, 2006, a 10% increase in the levels of foreign currency exchange rate with all other variables held constant would have resulted in a decrease in the fair value of our foreign exchange forward agreements of approximately $3.9 million, while a 10% decrease in the levels of foreign currency exchange rate would have resulted in an increase in the fair value of our foreign exchange forward agreements of $4.8 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Affiliated Computer Services, Inc.:

We have completed integrated audits of Affiliated Computer Services, Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of June 30, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Affiliated Computer Services, Inc. and its subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share Based Payment*, as of July 1, 2005.

Additionally, as discussed in Notes 2 and 24 to the consolidated financial statements, the Company has restated its 2005 and 2004 financial statements.

Internal control over financial reporting

Also, we have audited management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that Affiliated Computer Services Inc. did not maintain effective internal control over financial reporting as of June 30, 2006, because of the effect of not maintaining (1) an effective control environment and (2) effective controls over the accounting for and disclosure of stock-based compensation expense, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded the Transport Revenue division of Ascom AG ("Transport Revenue") and Intellinex, LLC from its assessment of internal control over financial reporting as of June 30, 2006 because they were acquired by the Company in purchase business combinations during fiscal year 2006. We have also excluded Transport Revenue and Intellinex, LLC from our audit of internal control over financial reporting. Transport Revenue and Intellinex, LLC are wholly-owned subsidiaries whose total assets and total revenues represent 6.4% and 2.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2006.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment as of June 30, 2006.

1. Control environment. The Company did not maintain an effective control environment based on criteria established in the COSO framework. Specifically, the Company did not (i) maintain controls adequate to prevent or detect instances of override or intervention of controls or misconduct by certain former members of senior management and (ii) adequately monitor certain control practices and foster a consistent and open flow of information and communication between those initiating transactions and those responsible for their financial reporting. This lack of an effective control environment permitted certain former members of senior management to override certain controls resulting in stock-based compensation awards not being properly accounted for or disclosed in the Company's consolidated financial statements and contributing to the need to restate certain of the Company's previously filed annual and quarterly financial statements. These included:

a. Stock-based compensation. In a significant number of cases Mr. Rich (Chief Executive Officer from August 2002 until his resignation September 29, 2005), Mr. King (Chief Executive Officer from September 2005 through November 26, 2006), and/or Mr. Edwards (Chief Financial Officer from March 2001 through November 26, 2006) used hindsight to select favorable grant dates during the limited time periods after the Chairman of the Board had given the officers his authorization to proceed to prepare the paperwork for the option grants and before formal grant documentation was submitted to the applicable compensation committee. Additionally, recommendation memoranda attendant to these grants were intentionally misdated at the direction of Mr. Rich, Mr. King, and/or Mr. Edwards to make it appear as if the memoranda had been created at or about the time of the chosen grant date, when in fact, they had been created afterwards. As a result, stock options were awarded at prices that were at, or near, the quarterly low and the Company effectively granted "in the money" options without recording the appropriate compensation expense.

b. The certification of the financial statements. With respect to the Company's May 2006 Form 10-Q, the investigation concluded that Note 3 to the Consolidated Financial Statements which stated, in part, that the Company did "not believe that any director or officer of the Company has engaged in the intentional backdating of stock option grants in order to achieve a more advantageous exercise price," was inaccurate because, at the time the May 2006 Form 10-Q was filed, Mr. King and Mr. Edwards either knew or should have known that the Company awarded options through a process in which favorable grant dates were selected with the benefit of hindsight in order to achieve a more advantageous exercise price and that the term "backdating" was readily applicable to their option grant process. Neither Mr. King nor Mr. Edwards told the Company's directors, outside counsel or independent accountants that stock options were often granted by looking back and taking advantage of past low prices. Instead, both Mr. King, and Mr. Edwards attributed the disparity between recorded grant dates and the creation dates of the paperwork attendant to the stock option grants to other factors that did not involve the use of hindsight.

This control environment material weakness resulted in the restatement of the Company's consolidated financial statements for each of the fiscal years 2005 and 2004, each of the quarters of fiscal year 2005, as well as each of the first three quarters of fiscal year 2006. Additionally, this control environment material weakness could result in misstatements of any of the Company's financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the Company's management has determined that this control deficiency constitutes a material weakness.

The material weakness in the Company's control environment contributed to the existence of the following additional material weakness.

'ontrols over stock-based compensation expense. The Company did not maintain effective controls over the completeness, ation, presentation and disclosure of stock-based compensation expense. Specifically, the Company did not have an effective rol designed and in place over the establishment of the appropriate measurement date for determining compensation expense er APB 25 and SFAS 123(R). As a result, this control deficiency resulted in the misstatement of stock-based compensation ense, additional paid-in capital accounts, related income tax accounts, retained earnings, related financial disclosures and resulted e restatement of the Company's consolidated financial statements for each of the fiscal years 2005 and 2004, each of the quarters scal year 2005, as well as each of the first three quarters of fiscal year 2006. Additionally, this control deficiency could result in statements of the aforementioned financial statement accounts and disclosures that would result in a material misstatement to the ual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the Company's agement has determined that this control deficiency constitutes a material weakness.

se material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 solidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial orting does not affect our opinion on those consolidated financial statements.

ur opinion, management's assessment that Affiliated Computer Services, Inc. did not maintain effective internal control over ncial reporting as of June 30, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control — grated Framework* issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on achievement of the objectives of the control criteria, Affiliated Computer Services, Inc. has not maintained effective internal trol over financial reporting as of June 30, 2006, based on criteria established in *Internal Control — Integrated Framework* issued he COSO.

ewaterhouseCoopers LLP
las, Texas
uary 23, 2007

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2006	June 30, 2005 (as resta[illegible]
ASSETS		
Current assets:		
Cash and cash equivalents	$ 100,837	$ 62,[illegible]
Accounts receivable, net	1,231,846	1,061,[illegible]
Income taxes receivable	8,090	
Prepaid expenses and other current assets	188,490	119,[illegible]
Total current assets	1,529,263	1,244,[illegible]
Property, equipment and software, net	870,020	677,[illegible]
Goodwill	2,456,654	2,334,[illegible]
Other intangibles, net	475,701	466,[illegible]
Other assets	170,799	128,[illegible]
Total assets	$ 5,502,437	$4,850,[illegible]
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 104,473	$ 62,[illegible]
Accrued compensation and benefits	172,853	175,[illegible]
Other accrued liabilities	354,632	471,[illegible]
Income taxes payable	—	2,[illegible]
Deferred taxes	18,047	34,[illegible]
Current portion of long-term debt	23,074	6,[illegible]
Current portion of unearned revenue	152,026	84,[illegible]
Total current liabilities	825,105	838,[illegible]
Senior Notes, net of unamortized discount	499,368	499,[illegible]
Other long-term debt	1,114,664	251,[illegible]
Deferred taxes	331,433	231,[illegible]
Other long-term liabilities	275,649	219,[illegible]
Total liabilities	3,046,219	2,039,[illegible]
Commitments and contingencies (See Notes 2, 13, 23 and 30)		
Stockholders' equity:		
Class A common stock, $.01 par value, 500,000 shares authorized, 129,848 and 137,886 shares issued, respectively	1,299	1,[illegible]
Class B convertible common stock, $.01 par value, 14,000 shares authorized, 6,600 shares issued and outstanding	66	
Additional paid-in capital	1,799,778	1,812,[illegible]
Accumulated other comprehensive loss, net	(10,943)	(10,[illegible]
Retained earnings	1,836,850	1,969,[illegible]
Treasury stock at cost, 23,289 and 19,255 shares, respectively	(1,170,832)	(960,[illegible]
Total stockholders' equity	2,456,218	2,811,[illegible]
Total liabilities and stockholders' equity	$ 5,502,437	$4,850,[illegible]

The accompanying notes are an integral part of these consolidated financial statements.

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share amounts)

	Year ended June 30,		
	2006	2005 (as restated)	2004 (as restated)
Revenues	$5,353,661	$4,351,159	$4,106,393
Operating expenses:			
Cost of revenues:			
Wages and benefits	2,568,042	1,874,044	1,798,006
Services and supplies	1,168,540	1,046,341	1,090,207
Rent, lease and maintenance	646,474	503,132	416,394
Depreciation and amortization	289,852	232,779	183,796
Other	39,629	23,687	26,382
Cost of revenues	4,712,537	3,679,983	3,514,785
Gain on sale of business	(32,907)	—	(285,273)
Other operating expenses	56,747	23,692	42,136
Total operating expenses	4,736,377	3,703,675	3,271,648
Operating income	617,284	647,484	834,745
Interest expense	68,367	20,186	18,107
Other non-operating income, net	(9,396)	(5,186)	(2,509)
Pretax profit	558,313	632,484	819,147
Income tax expense	199,507	222,915	297,419
Net income	$ 358,806	$ 409,569	$ 521,728
Earnings per share:			
Basic	$ 2.91	$ 3.21	$ 3.97
Diluted	$ 2.87	$ 3.14	$ 3.77
Shares used in computing earnings per share:			
Basic	123,197	127,560	131,498
Diluted	125,027	130,556	139,880

The accompanying notes are an integral part of these consolidated financial statements.

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock				Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net	Treasury Stock		Tota
	Class A		Class B							
	Shares	Amount	Shares	Amount				Shares Held	Amount	
Balance at June 30, 2003	126,607	$1,266	6,600	$66	$1,358,418	$1,070,409	$ (971)	—	$ —	$2,429,
Cumulative effect of restatement on prior years	—	—	—	—	19,385	(32,070)	—	—	—	(12,
Balance at June 30, 2003 (as restated)	126,607	1,266	6,600	66	1,377,803	1,038,339	(971)	—	—	2,416,
Comprehensive income:										
Foreign currency translation losses	—	—	—	—	—	—	(2,410)	—	—	(2,
Net income (as restated)	—	—	—	—	—	521,728	—	—	—	521,
Total comprehensive income (as restated)										519,
Share repurchases	—	—	—	—	—	—	—	(14,992)	(743,198)	(743,
Stock-based compensation expense (as restated)	—	—	—	—	7,527	—	—	—	—	7,
Tax benefit on stock option exercises (as restated)	—	—	—	—	18,727	—	—	—	—	18,
Employee stock transactions and related tax benefits	2,082	21	—	—	32,904	—	—	92	4,605	37,
Conversion of 3.5% Convertible Subordinated Notes	7,292	73	—	—	313,198	—	—	—	—	313,
Balance at June 30, 2004 (as restated)	135,981	1,360	6,600	66	1,750,159	1,560,067	(3,381)	(14,900)	(738,593)	2,569,
Comprehensive income:										
Foreign currency translation gains	—	—	—	—	—	—	4,260	—	—	4,
Interest rate hedges, net of income tax	—	—	—	—	—	—	(11,789)	—	—	(11,
Net income (as restated)	—	—	—	—	—	409,569	—	—	—	409,
Total comprehensive income (as restated)										402,
Share repurchases	—	—	—	—	—	—	—	(4,922)	(250,793)	(250,
Stock-based compensation expense (as restated)	—	—	—	—	6,061	—	—	—	—	6,
Tax benefit on stock option exercises (as restated)	—	—	—	—	18,587	—	—	—	—	18,
Employee stock transactions and related tax benefits	1,905	19	—	—	37,667	—	—	567	28,453	66,
Balance at June 30, 2005 (as restated)	137,886	1,379	6,600	66	1,812,474	1,969,636	(10,910)	(19,255)	(960,933)	2,811,
Comprehensive income:										
Foreign currency translation losses	—	—	—	—	—	—	(1,305)	—	—	(1,
Foreign currency hedges, net of income tax	—	—	—	—	—	—	(316)	—	—	(
Interest rate hedges, net of income tax	—	—	—	—	—	—	1,588	—	—	1,
Net income	—	—	—	—	—	358,806	—	—	—	358,
Total comprehensive income										358,
Share repurchases	—	—	—	—	—	—	—	(7,611)	(385,116)	(385,
Shares purchased in Tender Offer	—	—	—	—	—	—	—	(7,365)	(475,993)	(475,
Retired shares	(10,585)	(106)	—	—	(141,592)	(491,592)	—	10,585	633,290	
Stock-based compensation expense	—	—	—	—	33,589	—	—	—	—	33,
Tax benefit on stock option exercises	—	—	—	—	25,772	—	—	—	—	25,
Employee stock transactions and related tax benefits	2,547	26	—	—	69,535	—	—	357	17,920	87,
Balance at June 30, 2006	129,848	$1,299	6,600	$66	$1,799,778	$1,836,850	$(10,943)	(23,289)	$(1,170,832)	$2,456,

The accompanying notes are an integral part of these consolidated financial statements.

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended June 30,		
	2006	2005 (as restated)	2004 (as restated)
Cash flows from operating activities:			
Net income	$ 358,806	$ 409,569	$ 521,728
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	289,852	232,779	183,796
Contract inducement amortization	15,332	14,309	10,981
Provision for uncollectible accounts receivable	8,462	763	1,461
Deferred financing fee amortization	2,850	1,436	3,142
Provision for default loan liability	(1,144)	(188)	2,685
Gain on sale of business units	(32,907)	(70)	(291,967)
Gain on long-term investments	(6,787)	(2,967)	(820)
Deferred income tax expense	84,701	84,817	64,961
Excess tax benefit on stock-based compensation	(14,318)	—	—
Stock-based compensation expense	35,035	6,061	12,589
Tax benefit of stock options	—	20,059	20,236
Loss on early extinguishment of long-term debt	4,104	—	—
Settlement of interest rate hedges	—	(19,267)	—
Asset impairments	19,132	—	—
Other non-cash activities	3,790	225	5,000
Changes in assets and liabilities, net of effects from acquisitions:			
Increase in accounts receivable	(112,601)	(21,945)	(156,063)
Increase in prepaid expenses and other current assets	(34,379)	(16,540)	(3,596)
(Increase) decrease in other assets	16,090	3,234	(18,362)
Increase (decrease) in accounts payable	25,943	(11,483)	14,194
Increase (decrease) in accrued compensation and benefits	(3,676)	(5,362)	11,502
Increase (decrease) in other accrued liabilities	(132,238)	2,414	47,649
Increase (decrease) in income taxes receivable/payable	18,093	(8,277)	16,182
Increase (decrease) in other long-term liabilities	(920)	15,913	19,856
Increase in unearned revenue	95,490	33,868	11,055
Total adjustments	279,904	329,779	(45,519)
Net cash provided by operating activities	638,710	739,348	476,209
Cash flows from investing activities:			
Purchases of property, equipment and software, net	(394,467)	(253,231)	(224,621)
Additions to other intangible assets	(35,831)	(35,518)	(33,329)
Payments for acquisitions, net of cash acquired	(250,317)	(626,858)	(251,727)
Proceeds from divestitures, net of transaction costs	67,665	87	583,133
Intangibles acquired in subcontract termination	(16,530)	—	—
Purchases of investments	(25,462)	(8,607)	(7,690)
Proceeds from sale of investments	3,167	1,713	1,196
Additions to notes receivable	—	—	(3,015)
Proceeds from notes receivable	—	425	6,452
Net cash provided by (used in) investing activities	(651,775)	(921,989)	70,399
Cash flows from financing activities:			
Proceeds from issuance of long-term debt, net	3,681,205	2,790,016	1,459,600
Payments of long-term debt	(2,867,995)	(2,437,635)	(1,274,238)
Purchase of treasury shares	(385,116)	(250,793)	(743,198)
Purchase of shares in Tender Offer	(475,959)	—	—
Stock option settlement with Jeffrey A. Rich, former Chief Executive Officer	(18,353)	—	—
Excess tax benefit on stock-based compensation	14,318	—	—
Proceeds from stock options exercised	83,190	36,596	34,262
Proceeds from issuance of treasury shares	19,927	30,243	4,776
Other, net	—	—	(2,081)
Net cash provided by (used in) financing activities	51,217	168,427	(520,879)
Net increase (decrease) in cash and cash equivalents	38,152	(14,214)	25,729
Cash and cash equivalents at beginning of year	62,685	76,899	51,170
Cash and cash equivalents at end of year	$ 100,837	$ 62,685	$ 76,899
Supplemental information of non-cash financing activities:			
Conversion of 3.5% Convertible Subordinated Notes to Class A Common Stock	$ —	$ —	$ 316,725

See supplemental cash flow information in Notes 4, 5, 13, and 15

The accompanying notes are an integral part of these consolidated financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business and basis of presentation

We are a Fortune 500 and S&P 500 company with approximately 58,000 employees providing business process and informatio technology services to commercial and government clients. We were incorporated in Delaware on June 8, 1988 and are based i Dallas, Texas. Our clients have time-critical, transaction-intensive business and information processing needs, and we typicall service these needs through long-term contracts.

The consolidated financial statements are comprised of our accounts and the accounts of our controlled subsidiaries. All significar intercompany accounts and transactions have been eliminated in consolidation. Investments in business entities in which we do nc have control, but have the ability to exercise significant influence over operating and financial policies are accounted for by the equit method. Other investments are accounted for by the cost method. Our fiscal year ends on June 30. The accompanying consolidate financial statements have been prepared in accordance with accounting principles generally accepted in the United States of Americ that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure c contingent assets and liabilities, the reported amount of revenues and expenses during the reporting period, as well as th accompanying notes. These estimates are based on information available to us. Actual results could differ from these estimates.

We present cost of revenues in our Consolidated Statements of Income based on the nature of the costs incurred. Substantially all thes costs are incurred in the provision of services to our customers. The selling, general and administrative costs included in cost o revenues are not material and are not separately presented in the Consolidated Statements of Income.

Financial results for each of the first three quarters of the fiscal year ended June 30, 2006, each of the quarters of the fiscal year ende June 30, 2005 and each of the fiscal years ended June 30, 2005 and 2004 have been restated as a result of the review of our stock optio grant practices and the other tax matters discussed in Note 2.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash, short-term investments in commercial paper, and money market investments tha have an initial maturity of three months or less. Cash equivalents are valued at cost, which approximates market.

Allowance for doubtful accounts

We make estimates of the collectibility of our accounts receivable. We specifically analyze accounts receivable and historical ba debts, customer credit-worthiness, current economic trends, and changes in our customer payment terms and collection trends whe evaluating the adequacy of our allowance for doubtful accounts. Any change in the assumptions used in analyzing a specific accoun receivable may result in additional allowance for doubtful accounts being recognized in the period in which the change occurs.

Property, equipment and software, net

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful live of the assets, which for equipment ranges primarily from 3 to 12 years and for buildings and improvements up to 40 years. Leasehol improvements are depreciated over the shorter of the term of the lease or the estimated life.

In accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), certain costs related to the development or purchase of internal-use software are capitalized and amortized over th estimated useful life of the software upon reaching technological feasibility. Costs incurred for upgrades and enhancements, whic will not result in additional functionality, are expensed as incurred. During fiscal years 2006, 2005 and 2004, we capitalize approximately $80.5 million, $47 million and $53.1 million, respectively, in software costs under SOP 98-1, which are bein amortized over expected useful lives, which range from 3 to 10 years. These capitalized amounts include internal costs o approximately $30.8 million, $12.9 million and $12.2 million and external costs of approximately $49.7 million, $34.1 millio and $40.9 million for fiscal years 2006, 2005 and 2004, respectively. These costs were incurred primarily in the development of ou proprietary software used in connection with our long-term client relationships. The increase in capitalized costs in fiscal year 200 over fiscal year 2005 was related to development of software for our contract with the Department of Education as well as benefit administration software developed by the Acquired HR Business.

In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS 86"), certain costs related to the development of software to be sold to our clients are capitalized and amortized over the estimated useful life of the software upon reaching technological feasibility. During fiscal years 2006, 2005 and 2004, we capitalized approximately $31.6 million, $10.1 million and $3.9 million, respectively, in software costs under SFAS 86, which are being amortized over expected useful lives, which range from 3 to 10 years. These capitalized amounts include internal costs of approximately $6.1 million, $8.6 million and $2.5 million and external costs of approximately $25.5 million, $1.5 million and $1.4 million for fiscal years 2006, 2005 and 2004, respectively. The increase in costs over previous years is related to our development of Medicaid systems software in our Government segment.

We continually evaluate whether events and circumstances have occurred that indicate the balance of our property, equipment and software may not be recoverable. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our property, equipment and software, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Goodwill

Due to the fact that we are primarily a services company, our business acquisitions typically result in significant amounts of goodwill and other intangible assets, which affect the amount of future period amortization expense and possible expense we could incur as a result of an impairment. The determination of the value of goodwill requires us to make estimates and assumptions about future business trends and growth. We continually evaluate whether events and circumstances have occurred that indicate the balance of goodwill may not be recoverable. In evaluating impairment, we estimate the sum of expected future cash flows derived from the goodwill and future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Other intangible assets

Other intangible assets consist primarily of acquired customer-related intangibles, and contract and migration costs related to new business activity, both of which are recorded at cost and amortized using the straight-line method over the contract terms. In connection with our revenue arrangements, we incur costs to originate contracts and to perform the transition and setup activities necessary to enable us to perform under the terms of the arrangement. We capitalize certain incremental direct costs which are related to the contract origination or transition, implementation and setup activities and amortize them over the term of the arrangement. From time to time, we also provide certain inducements to clients in the form of various arrangements, including contractual credits, which are capitalized and amortized as a reduction of revenue over the term of the contract. The amortization period of customer-related intangible assets ranges from 1 to 17 years, with a weighted average of approximately 10 years. The amortization period for all other intangible assets, excluding title plants and tradenames with indefinite useful lives, ranges from 3 to 20 years, with a weighted average of 6 years. For the acquisitions in all periods presented, we obtained a third-party valuation of the intangible assets from Value Incorporated. The determination of the value of other intangible assets requires us to make estimates and assumptions about future business trends and growth. We continually evaluate whether events and circumstances have occurred that indicate the balance of intangible assets may not be recoverable. In evaluating impairment, we estimate the sum of expected future cash flows derived from the intangible asset. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our other intangible assets, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Other assets

Other assets primarily consist of long-term receivables, long-term investments related to our deferred compensation plans (see Note 18), long-term investments accounted for using the cost and equity methods, long-term deposits and deferred debt issuance costs. It is our policy to periodically review the net realizable value of our long-term receivables and investments through an assessment of the recoverability of the carrying amount of each receivable and investment. For the investments related to our deferred compensation plans, we carry the assets at their fair value, with changes in fair value included in our results of operations. Each investment is reviewed to determine if events or changes in circumstances have occurred which indicate that the recoverability of the carrying amount may be uncertain. In the event that an investment is found to be carried at an amount in excess of its recoverable amount, the asset would be adjusted for impairment to a level commensurate with the recoverable amount of the underlying asset. Deferred debt issuance costs are amortized using the straight-line method over the life of the related debt, which approximates the effective interest method.

Derivative Instruments

We may, from time to time, enter into derivative financial instruments to manage exposure to certain risks, including interest rate risk and foreign currency exchange rate risk. We may hedge material cash flow exposures using forward and/or option contracts. These instruments are generally short-term in nature, with maturities of one year or less. Our derivative instruments are accounted for in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). As such, the change in the fair value of our derivative financial instruments are recorded at fair value in the Consolidated Balance Sheets and are reclassified to the same Consolidated Statements of Income category as the hedged item in the period in which the hedged transaction occurs. In addition, we classify payments received or paid related to cash flow and fair value hedges in the same category of the Consolidated Statements of Cash Flows as the item being hedged.

As part of the Transport Revenue acquisition (defined below), we acquired foreign exchange forward agreements related to our French operation's Euro foreign exchange exposure related to their Canadian dollar and United States dollar revenues. These agreements do not qualify for designation as hedges as defined by SFAS 133. As such, the changes in fair value are recognized in other non-operating income, net in the Consolidated Statements of Income.

Revenue recognition

A significant portion of our revenue is recognized based on objective criteria that does not require significant estimates or uncertainties. For example, transaction volumes and time and costs under time and material and cost reimbursable arrangements are based on specific, objective criteria under the contracts. Accordingly, revenues recognized under these methods do not require the use of significant estimates that are susceptible to change. Revenue recognized using the percentage-of-completion accounting method does require the use of estimates and judgment as discussed below.

Our policy follows the guidance from SEC Staff Accounting Bulletin 104 "Revenue Recognition" ("SAB 104"). SAB 104 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements and updates Staff Accounting Bulletin Topic 13 to be consistent with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). We recognize revenues when persuasive evidence of an arrangement exists, the services have been provided to the client, the sales price is fixed or determinable, and collectibility is reasonably assured.

During fiscal year 2006, approximately 77% of our revenue was recognized based on transaction volumes, approximately 10% was fixed fee based, wherein our revenue is earned as we fulfill our performance obligations under the arrangement, approximately 7% was related to cost reimbursable contracts, approximately 4% of our revenue was recognized using percentage-of-completion accounting and the remainder is related to time and material contracts. Our revenue mix is subject to change due to the impact of acquisitions and new business.

Revenues on cost reimbursable contracts are recognized by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience. Revenues on unit-price contracts are recognized at the contractual selling prices of work completed and accepted by the client. Revenues on time and material contracts are recognized at the contractual rates as the labor hours and direct expenses are incurred.

Revenues for business process outsourcing services are recognized as services are rendered, generally on the basis of the number of accounts or transactions processed. Information technology processing revenues are recognized as services are provided to the client, generally at the contractual selling prices of resources consumed or capacity utilized by our clients. Revenues from annual maintenance contracts are deferred and recognized ratably over the maintenance period. Revenues from hardware sales are recognized upon delivery to the client and when uncertainties regarding customer acceptance have expired.

Revenues on certain fixed price contracts where we provide information technology system development and implementation services are recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). SOP 81-1 requires the use of percentage-of-completion accounting for long-term contracts that are binding agreements between us and our customers in which we agree, for compensation, to perform a service to the customer's specifications. These services require that we perform significant, extensive and complex design, development, modification and implementation activities for our customers' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement.

The percentage-of-completion methodology involves recognizing revenue using the percentage of services completed, on a current cumulative cost to total cost basis, using a reasonably consistent profit margin over the period. Due to the longer term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed, and the impact of delayed performance. If changes occur in delivery, productivity or other factors used in developing the estimates of costs or revenues, we revise our cost and revenue estimates, which may result in increases or decreases in revenues and costs, and such revisions are reflected in income in the period in which the facts that give rise to that revision become known.

EITF 00-21 addresses the accounting treatment for an arrangement to provide the delivery or performance of multiple products and/or services where the delivery of a product or system or performance of services may occur at different points in time or over different periods of time. The Emerging Issues Task Force reached a consensus regarding, among other issues, the applicability of the provisions regarding separation of contract elements in EITF 00-21 to contracts where one or more elements fall within the scope of other authoritative literature, such as SOP 81-1. EITF 00-21 does not impact the use of SOP 81-1 for contract elements that fall within the scope of SOP 81-1, such as the implementation or development of an information technology system to client specifications under a long-term contract. Where an implementation or development project is contracted with a client, and we will also provide services or operate the system over a period of time, EITF 00-21 provides the methodology for separating the contract elements and allocating total arrangement consideration to the contract elements. We adopted the provisions of EITF 00-21 on a prospective basis to transactions entered into after July 1, 2003.

Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided. We recognize revenues for non-refundable, upfront implementation fees over the period between the initiation of the ongoing services through the end of the contract term on a straight-line basis.

Contingencies

We account for claims and contingencies in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS 5"). SFAS 5 requires that we record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

Our contracts with clients typically span several years. We continuously review and reassess our estimates of contract profitability. If our estimates indicate that a contract loss will occur, a loss accrual is recorded in the consolidated financial statements in the period it is first identified. Circumstances that could potentially result in contract losses over the life of the contract include decreases in volumes of transactions, variances from expected costs to deliver our services, and other factors affecting revenues and costs.

Income taxes

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes. In the event that there is a significant unusual or one-time item recognized in our operating results, the taxes attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.

Deferred income taxes are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which such differences are expected to reverse. We routinely evaluate all deferred tax assets to determine the likelihood of their realization. See Note 15 for a discussion of income taxes.

Sales taxes
Sales taxes collected from customers are excluded from revenues. The obligation is included in accounts payable until the taxes are remitted to the appropriate taxing authorities.

Earnings per share
Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the period. See Note 19 for the computation of earnings per share.

Stock-based compensation
See Note 2 below for information concerning our internal investigation into our stock option grant practices during the period from 1994 through 2005. The information in this Note 1 is qualified by reference to the information set forth in Note 2 to the extent applicable.

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires companies to measure all employee stock-based compensation awards using a fair value method and recognize compensation cost in its financial statements. We adopted SFAS 123(R) on a prospective basis beginning July 1, 2005 for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective application method. We recognize the fair value of stock-based compensation awards using revised grant dates as determined in connection with our internal investigation into our stock option grant practices (see Note 2) as wages and benefits in the Consolidated Statements of Income on a straight-line basis over the vesting period. Prior to July 1, 2005, we followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") in accounting for our stock-based compensation plans. Please refer to Note 3 for the discussion of our implementation of SFAS 123(R) and pro forma stock based compensation expense under SFAS 123.

Pensions and other postretirement benefits
In connection with the acquisition of the Acquired HR Business (as defined in Note 4), we assumed pension plans for the Acquired HR Business employees located in Canada and the United Kingdom (the "UK"). The Canadian Acquired HR Business has both a funded basic pension plan and an unfunded excess pension plan. The UK pension scheme is a funded plan. In December 2005, we adopted a pension plan for the U.S. employees of Buck Consultants, LLC, a wholly owned subsidiary, which was acquired in connection with the Acquired HR Business. The U.S. pension plan is a funded plan. We have established June 30 as our measurement date for this defined benefit plan. The plan recognizes service for eligible employees from May 26, 2005, the date of the acquisition of the Acquired HR Business. These defined benefit plans provide benefits for participating employees based on years of service and average compensation for a specified period before retirement. We account for these plans using Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87").

In addition to these pension plans, we also assumed a post-employment medical plan for Canadian Acquired HR Business employees and retirees. The amount of health care benefits is limited to lifetime maximum and age limitations as described in the plan. We account for this plan using Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106").

For further discussion of our pensions and other post-employment plans, see Note 18.

2. REVIEW OF STOCK OPTION GRANT PRACTICES

On March 3, 2006 we received notice from the Securities and Exchange Commission that it is conducting an informal investigation into certain stock option grants made by us from October 1998 through March 2005. On June 7, 2006 and on June 16, 2006 we received requests from the SEC for information on all of our stock option grants since 1994. We have responded to the SEC's requests for information and are cooperating in the informal investigation.

On May 17, 2006, we received a grand jury subpoena from the United States District Court, Southern District of New York requesting production of documents related to granting of our stock option grants. We have responded to the grand jury subpoena and have provided documents to the United States Attorney's Office in connection with the grand jury proceeding. We have informed the Securities and Exchange Commission and the United States Attorney's Office for the Southern District of New York of the results of our internal investigation into our stock option grant practices and will continue to cooperate with these governmental entities and their investigations.

We initiated an internal investigation of our stock option grant practices in response to the pending informal investigation by the Securities and Exchange Commission and a subpoena from a grand jury in the Southern District of New York. The investigation reviewed our historical stock option grant practices during the period from 1994 through 2005, including all 73 stock option grants made by us during this period, and the related disclosure in our Form 10-Q for the quarter ended March 31, 2006, filed May 15, 2006 (the "May 2006 Form 10-Q").

The investigation was overseen by a special committee of the Board of Directors which consisted of all the independent members of the Board. The special committee retained Bracewell & Giuliani LLP as independent counsel to conduct the internal investigation. In November 2006 the results of the investigation were reported to the special committee, at which time the committee submitted recommendations for action to the Board. These recommendations are now being implemented by the Board substantially as submitted by the special committee.

During the course of the investigation, more than 2 million pages of electronic and hardcopy documents and emails were reviewed. In addition, approximately 40 interviews of current and former officers, directors, employees and other individuals were conducted. The independent directors, in their role as special committee members and as independent directors prior to formation of the committee, met extensively since the SEC informal investigation commenced to consider the matters related to the stock option grant practices. The investigation was necessarily limited in that the investigation team did not have access to certain witnesses with relevant information (including former Chief Executive Officer, Jeffrey A. Rich) and due to the lack of metadata for certain electronic documentation prior to 2000.

The following background pertaining to our historical stock option grant practices was confirmed through the investigation. Option grants were typically initiated by our senior management or Darwin Deason, Chairman of the Board (and chairman of the compensation committee from 1994 through August 2003), on a prospective basis at times when they believed it was appropriate to consider option grants and the price of our common stock was relatively low based on an analysis of, among other things, price-earnings multiples. With respect to each grant of options to senior executives, the Chairman gave a broad authorization to the CEO which included approval of option recipients and the number of stock options to be awarded to each recipient. In the case of non-senior management grants, the Chairman gave his general authorization for the awarding of options and the CEO would subsequently obtain his approval of option recipients and the number of stock options to be awarded. With respect to both senior executive and non-senior management grants, after the Chairman's broad authorization, Jeffrey A. Rich, Mark A. King and/or Warren D. Edwards then selected the date to be recorded as the grant date as they, assisted by employees who reported to them, prepared the paperwork that documented the grant recommendations to be considered by the applicable compensation committee. Thus, between 1994 and 2005, grant dates and related exercise prices were generally selected by Mr. Rich, Mr. King, and/or Mr. Edwards. Mr. Rich served as CFO during the period prior to 1994 and until May 1995, President and Chief Operating Officer from May 1995 until February 1999, President and Chief Executive Officer from February 1999 until August 2002, and Chief Executive Officer from August 2002 until his resignation September 29, 2005. Mr. King served as CFO from May 1995 through March 2001, COO from March 2001 through August 2002, President and COO from August 2002 through September 2005, and President and CEO from September 2005 through November 26, 2006. Mr. Edwards served as CFO from March 2001 through November 26, 2006.

As described in our May 2006 Form 10-Q, our regular and special compensation committees used unanimous written consents signed by all members of the committee ratifying their prior verbal approvals of option grants to senior executives or options granted in connection with significant acquisitions. In connection with option grants to senior executives, the historical practice was for the Chairman, on or about the day he gave senior management his broad authorization to proceed with preparing paperwork for option grants, to call each of the compensation committee members to discuss and obtain approval for the grants. In cases where grants were awarded to senior executives and in large blocks to non-senior management the Chairman and members of the compensation committee discussed grants to senior executives specifically and, on certain occasions, acknowledged generally that a block of grants would be awarded to non-senior management as well. For grants to non-senior management which were not combined with senior executive grants, the Chairman and the committee members generally did not discuss the grants at the time the Chairman gave his broad authorization to senior management to proceed with preparing paperwork for option grants, but unanimous written consents were subsequently signed by the committee members in order to document the effective date of the grants.

The investigation concluded that in a significant number of cases Mr. Rich, Mr. King and/or Mr. Edwards used hindsight to select favorable grant dates during the limited time periods after Mr. Deason had given the officers his authorization to proceed to prepare the paperwork for the option grants and before formal grant documentation was submitted to the applicable compensation committee. No evidence was found to suggest that grant dates which preceded Mr. Deason's broad authorization were ever selected. In a number of instances, our stock price was trending downward at the time Mr. Deason's authorization was given, but started to rise as the grant recommendation memoranda were being finalized. The investigation found that in those instances Mr. Rich, Mr. King and/or Mr. Edwards often looked back in time and selected as the "grant date" a date on which the price was at a low, notwithstanding that the date had already passed and the stock price on the date of the actual selection was higher. Recommendation memoranda attendant to these grants were intentionally misdated at the direction of Mr. Rich, Mr. King and/or Mr. Edwards to make it appear as if the memoranda had been created at or about the time of the chosen grant date, when in fact, they had been created afterwards. As a result, stock options were awarded at prices that were at, or near, the quarterly low and we effectively granted "in the money" options without recording the appropriate compensation expense.

The evidence gathered in the investigation disclosed that aside from Mr. Rich, Mr. King and Mr. Edwards, one other of our current management employees, who is not an executive officer or director, was aware of the intentional misdating of documents. Based on the evidence reviewed, no other current executives, directors or management employees were aware of either the improper use of hindsight in selecting grant dates or the intentional misdating of documents. It was also determined that these improper practices were generally followed with respect to option grants made to both senior executives and other employees. No evidence was found to suggest that the practices were selectively employed to favor executive officers over other employees.

Further, with respect to our May 2006 Form 10-Q, the investigation concluded that Note 3 to the Consolidated Financial Statements which stated, in part, that we did "not believe that any director or officer of the Company has engaged in the intentional backdating of stock option grants in order to achieve a more advantageous exercise price," was inaccurate because, at the time the May 2006 Form 10-Q was filed, Mr. King and Mr. Edwards either knew or should have known that we awarded options through a process in which favorable grant dates were selected with the benefit of hindsight in order to achieve a more advantageous exercise price and that the term "backdating" was readily applicable to our option grant process. Neither Mr. King nor Mr. Edwards told our directors, outside counsel or independent accountants that our stock options were often granted by looking back and taking advantage of past low prices. Instead, both Mr. King and Mr. Edwards attributed the disparity between recorded grant dates and the creation dates of the paperwork attendant to the stock option grants to other factors that did not involve the use of hindsight.

The investigation concluded that the conduct of Mr. King and Mr. Edwards with regard to the misdating of recommendation memoranda as well as their conduct with regard to the May 2006 Form 10-Q violated our Code of Ethics for Senior Financial Officers. As a result the special committee recommended that Mr. King and Mr. Edwards should resign. Effective November 26, 2006 each of Mr. King and Mr. Edwards resigned from all executive management positions with us. See Note 24. Departure of Executive Officers for a discussion of the terms of their separation.

The Board of Directors appointed Lynn Blodgett, who had been serving as our Executive Vice President and Chief Operating Officer and as a director since September 2005, as President and Chief Executive Officer, and John Rexford, who had been serving as Executive Vice President — Corporate Development since March 2001, as Executive Vice President and Chief Financial Officer and as a director, in each case effective on November 26, 2006. Mr. Blodgett and Mr. Rexford each have served in various executive capacities with us for over ten years.

In addition to the resignations of Mr. King and Mr. Edwards and the approval of the terms of their separation, the Board of Directors announced the following actions and decisions, some of which have already been implemented, as the result of the findings of our stock option investigation:

- The stock options held by our employees (other than Messrs. King and Edwards and one management employee) will be adjusted as necessary, with the optionee's consent, to avoid adverse tax consequences to the employee, and we will compensate such employees for any increase in exercise price resulting from the matters which were the subject of the internal investigation.
- Our non-employee directors, to avoid the appearance of inappropriate gain, voluntarily agreed that with respect to any historical option grants to them which require incremental compensation expense as a result revised measurement dates, the exercise price will be increased to equal the fair market value of the stock on the revised measurement date, regardless of whether such increase is necessary to avoid adverse tax consequences to the director. The non-employee directors will not be reimbursed to offset any individual loss of economic benefit related to such repriced stock options.
- Another employee (not an "officer" as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934) will be reassigned and all of such employee's stock options will be repriced so that the exercise price equals the fair market value of our stock on the proper measurement date.
- We will consider whether to recover certain profits from Jeffrey A. Rich, former Chief Executive Officer, which relate to stock options awarded to Mr. Rich which the internal investigation concluded were awarded through a process in which favorable grant dates were selected after the fact.
- We implemented, or are in the process of implementing, a number of changes to our internal controls, including:
  - After reviewing the results of the investigation to date, our Board of Directors determined that it would be appropriate to accept the resignations of Mr. King and Mr. Edwards. Our Board of Directors has since appointed a new Chief Executive Officer and Chief Financial Officer.
  - Designating internal legal and accounting staffs to oversee the documentation and accounting of all grants of stock options or restricted stock.
  - Monitoring industry and regulatory developments in stock option and restricted stock awards and implementing and maintaining best practices with respect to grants of stock options or restricted stock.
  - Adhering to the practice of making annual grants on a date certain and through board or committee meetings, and not through a unanimous written consent process. This change has already been implemented.

We have concluded that there were accounting errors with respect to a number of stock option grants. In general, these stock options were originally granted with an exercise price equal to the NYSE or NASDAQ closing market price for our common stock on the date set forth on unanimous written consents signed by one or more members of the appropriate Compensation Committees. We originally used the stated date of these consents as the "measurement date" for the purpose of accounting for them under Generally Accepted Accounting Principles ("GAAP"), and as a result recorded no compensation expense in connection with the grants.

We have concluded that a number of unanimous written consents were not fully executed or effective on the date set forth on the consents and that using the date stated thereon as the measurement date was incorrect. We have determined a revised measurement date for each stock option grant based on the information now available to us. The revised measurement date reflects the date for which there is objective evidence that the required granting actions necessary to approve the grants, in accordance with our corporate governance procedures, were completed. The accounting guidelines we used in determining the correct accounting measurement date for our option grants require clear evidence of final corporate granting action approving the option grants. Therefore, while the internal investigation did not conclude that option grant dates with respect to certain grants had been selected with hindsight, we nevertheless concluded in many cases that the accounting measurement dates for these grants should be adjusted because the final corporate granting action occurred after the original grant date reflected in our unanimous written consents. In cases where the closing market price on the revised measurement date exceeded the NYSE or NASDAQ closing market price on the original measurement date, we have recognized compensation expense equal to this excess over the vesting term of each option, in accordance with APB 25 for periods ending on or before June 30, 2005. Additionally, beginning July 1, 2005, we have recognized compensation expense in accordance with SFAS 123(R) based on the fair value of stock options granted, using the revised measurement dates.

Subsequent to the delivery of the results of the investigation, we, with the approval of our Audit Committee, have determined that the cumulative non-cash stock-based compensation expense adjustment was material and that our consolidated financial statements for each of the first three quarters of fiscal year ended June 30, 2006, each of the quarters in the fiscal year ended June 30, 2005 and each of the fiscal years ended June 30, 2005 and June 30, 2004, as well as the selected consolidated financial data for the fiscal years ended June 30, 2003 and 2002 should be restated to record additional stock-based compensation expense resulting from stock options granted during 1994 to 2005 that were incorrectly accounted for under GAAP, and related income tax effects. Related income tax effects include deferred income tax benefits on the compensation expense, and additional income tax liabilities, with adjustments to additional paid-in capital, and estimated penalties and interest related to the application of Internal Revenue Code Section 162(m) and related Treasury Regulations ("Section 162(M)") to stock-based executive compensation previously deducted, that is now no longer deductible as a result of revised measurement dates of certain stock option grants. We have also included in our restatements additional income tax liabilities and estimated penalties and interest, with adjustments to additional paid-in capital and income tax expense, related to certain cash and stock-based executive compensation deductions previously taken under Section 162(m), which we believe may now be non-deductible as a result of information that has been obtained by us in connection with our internal investigation, due to factors unrelated to revised measurement dates. Our decision to restate our financial statements was based on the facts obtained by management and the special committee.

We have determined that the cumulative, pre-tax, non-cash stock-based compensation expense resulting from revised measurement dates was approximately $51.2 million during the period from our initial public offering in 1994 through June 30, 2006. The corrections relate to options covering approximately 19.4 million shares. We recorded additional stock-based compensation expense of $2.1 million for the fiscal year ended June 30, 2006 and $6.1 million and $7.5 million for the fiscal years ended June 30, 2005 and 2004, respectively, and $35.5 million for fiscal years ending prior to fiscal 2004. Previously reported total revenues were not impacted by our restatement. The table below reflects the cumulative effect on our stockholders' equity during the period from our initial public offering in 1994 through June 30, 2006 (in thousands):

Decrease in cumulative net income and retained earnings:		
Stock-based compensation expense	$(51,207)	
Estimated tax related penalties and interest on underpayment deficiencies resulting from disallowed Section 162(m) executive compensation deductions	(11,562)	
Decrease in pretax profit	(62,769)	
Income tax benefit, net	12,918	
Decrease in cumulative net income and retained earnings		$(49,851)
Increase to additional paid-in capital:		
Stock-based compensation expense	51,207	
Reduction of excess income tax benefits for stock options exercised, due to revised measurement dates(1)	(10,210)	
Reduction of excess tax benefits for certain stock options exercised related to disallowed Section 162(m) executive compensation deductions, due to revised measurement dates(2)	(13,372)	
Reduction of excess tax benefits for certain stock options exercised related to disallowed executive compensation deductions previously believed to qualify for Section 162(m) exceptions, due to factors unrelated to revised measurement dates(3)	(10,505)	
Increase in additional paid-in capital		17,120
Decrease in stockholders' equity at June 30, 2006		$(32,731)

(1) We recorded cumulative deferred income tax benefits of $15.3 million for the income tax effect related to the stock-based compensation expense adjustments arising from revised measurement dates, of which $10.2 million has been realized through June 30, 2006 upon stock option exercises and has been reflected as a reduction of excess tax benefits previously recorded in additional paid-in capital.

(2) Excess tax benefits for certain stock-based executive compensation deductions from stock option exercises previously recorded in additional paid-in capital are now disallowed under Section 162(m) due to revised measurement dates of certain stock option grants. See "Other Tax Matters" below in this discussion of "Review of Stock Option Grant Practices."

(3) Excess tax benefits for certain stock-based executive compensation deductions from stock option exercises previously recorded in additional paid-in capital may now be non-deductible under Section 162(m) as a result of information obtained by us in connection with our internal investigation, due to factors unrelated to revised measurement dates. See "Other Tax Matters" below in this discussion of "Review of Stock Option Grant Practices."

The table below reflects the breakdown by year of the cumulative adjustment to retained earnings. Our consolidated financial statements included in previously filed periodic reports with the SEC for such periods have not been amended. The consolidated financial statements included in this Annual Report on Form 10-K have been restated. (in thousands)

	Net income as reported	Stock-based compensation expense	Estimated interest and penalties(1)	Income tax benefit, net	Total adjustments	Net income as restated
Years ended June 30,						
1995		$ (63)	$ —	$ 23	$ (40)	
1996		(444)	—	130	(314)	
1997		(1,404)	—	301	(1,103)	
1998		(1,876)	—	405	(1,471)	
1999		(3,325)	—	717	(2,608)	
2000		(4,870)	(87)	511	(4,446)	
2001		(6,433)	(546)	1,074	(5,905)	
2002		(7,833)	(1,414)	1,636	(7,611)	
2003		(9,237)	(1,454)	2,119	(8,572)	
Cumulative effect at June 30, 2003		(35,485)	(3,501)	6,916	(32,070)	
Years ended June 30,						
2004	$529,843	$ (7,527)	$ (2,509)	$ 1,921	$ (8,115)	$521,728
2005	415,945	(6,061)	(2,526)	2,211	(6,376)	409,569
2006		(2,134)	(3,026)	1,870	(3,290)	
Cumulative effect at June 30, 2006		$(51,207)	$(11,562)	$12,918	$(49,851)	

(1) Estimated interest and penalties on income tax underpayment deficiencies resulting from disallowed executive compensation deductions under Section 162(m).

In connection with the restatement of our consolidated financial statements discussed above, we assessed the impact of the findings of our internal investigation into our historical stock option grant practices and other tax matters on our reported income tax benefits and deductions, including income tax deductions previously taken for cash and stock-based executive compensation under the provisions of Section 162(m). In connection with that assessment, we determined that adjustments were required to our (i) income tax expense previously reported in our Consolidated Statements of Income; (ii) the tax benefits on stock option exercises previously reported in our Consolidated Statements of Cash Flows and Consolidated Statement of Changes in Stockholders' Equity and (iii) the deferred tax assets previously reported in our Consolidated Balance Sheets, in order to give effect to the impact of the investigation findings and those of our assessments.

In our Consolidated Statements of Income, we recorded deferred income tax benefits of $0.8 million, $2.2 million and $2.7 million for the fiscal years ending June 30, 2006, 2005 and 2004, respectively, and $9.6 million for periods prior to fiscal year 2004 related to the stock-based compensation adjustments arising from revised measurement dates. Of these cumulative deferred income tax benefits of $15.3 million, $10.2 million has been realized through June 30, 2006 upon stock option exercises and has been reflected as a reduction of excess tax benefits previously recorded in additional paid-in capital. At June 30, 2006 and 2005, we recorded adjustments in our Consolidated Balance Sheets of $5.1 million and $9.2 million, respectively, to recognize deferred income tax assets on stock-based compensation relating to unexercised stock options remaining at those dates.

We also recorded current income tax benefits of $1.1 million, $0.6 million and $0.4 million for the fiscal years ending June 30, 2006, 2005 and 2004, respectively, and $0.1 million for periods prior to fiscal year 2004 related to the income tax benefit of the estimated deductible interest expense on income tax underpayment deficiencies related to disallowed cash and stock-based executive compensation deductions previously taken under Section 162(m) as discussed in "Other tax matters" below. These income tax benefits are reduced by current income tax expense of $0 million, $0.6 million and $1.2 million for the fiscal years June 30, 2006, 2005 and 2004, respectively, and $2.8 million for periods prior to fiscal year 2004 related to disallowed cash based executive incentive compensation deductions that were previously believed to qualify as a deduction under Section 162(m). The sum of these current and deferred income tax adjustments are reflected as income tax benefit, net, in the above tables.

The components of income tax benefit, net, are as follows (in thousands):

	Deferred income tax benefit on stock-based compensation	Current income tax benefit on deductible interest	Current income tax expense on disallowed deductions under Section 162(m)	Income tax benefit, net
Years ended June 30, 1995	$ 23	$ —	$ —	$ 23
1996	130	—	—	130
1997	301	—	—	301
1998	405	—	—	405
1999	717	—	—	717
2000	945	—	(434)	511
2001	1,598	—	(524)	1,074
2002	2,287	—	(651)	1,636
2003	3,246	70	(1,197)	2,119
Cumulative effect at June 30, 2003	9,652	70	(2,806)	6,916
Years ended June 30,				
2004	2,702	387	(1,168)	1,921
2005	2,194	576	(559)	2,211
2006	774	1,096	—	1,870
Cumulative effect at June 30, 2006	$15,322	$2,129	$(4,533)	$12,918

Other tax matters

The revision of measurement dates for certain stock option grants in connection with our internal investigation required us to assess our previous performance-based cash and stock-based executive compensation income tax deductions previously claimed under Section 162(m) during the applicable periods. As a result of those assessments, we have determined that certain previously claimed stock-based executive compensation deductions under Section 162(m) upon stock option exercise are no longer deductible as a result of revised in-the-money measurement dates. Accordingly, our restatements include adjustments to record additional income taxes payable in the amount of $13.4 million with a corresponding reduction of excess tax benefits previously recorded in additional paid-in capital. Our restatements also include adjustments to record additional income taxes payable in the amount of approximately $15 million with a corresponding reduction of excess tax benefits previously recorded in additional paid-in capital of $10.5 million and an increase in current income tax expense of $4.5 million, related to certain cash and stock-based executive compensation deductions previously taken under Section 162(m), which we believe may now be non-deductible as a result of information that has been obtained by us in connection with our internal investigation, due to factors unrelated to revised measurement dates. We have also recorded estimated penalties and interest in the amount of $3 million, $2.5 million and $2.5 million for the years ended June 30, 2006, 2005 and 2004, respectively, and $3.5 million for periods prior to fiscal year 2004 for these estimated income tax payment deficiencies.

At June 30, 2006, we have recorded approximately $37.9 million of additional income taxes payable, including estimated interest and penalties related to disallowed Section 162(m) executive compensation deductions either resulting from revised measurement dates or due to factors unrelated to revised measurement dates, but which were previously believed to qualify for Section 162(m) deductions. At this time, we cannot predict when the Section 162(m) underpayment deficiencies, together with interest and penalties, if any, will be paid. We expect to fund any such payments from cash flows from operating activities.

Section 409A of the Internal Revenue Code ("Section 409A") provides that option holders with options granted with a below-market exercise price, to the extent the options were not vested as of December 31, 2004, may be subject to adverse Federal income tax consequences. Holders of these options will likely be required to recognize taxable income at the date of vesting for those options vesting after December 31, 2004, rather than upon exercise, on the difference between the amount of the fair market value of our Class A common stock on the date of vesting and the exercise price, plus an additional 20 percent penalty tax and interest on any income tax to be paid. We will be amending the exercise price of certain outstanding stock options to avoid adverse tax consequences to individual option holders under Section 409A and all of our employees and executives (other than Mark A. King, former President and Chief Executive Officer; Warren D. Edwards, former Executive Vice President and Chief Financial Officer; and one management employee) will be reimbursed to offset any loss of economic benefit related to such re-priced stock options. We will not be re-pricing all option grants for which accounting measurement dates were adjusted. Option grants to executives, employees and certain former employees whose options remain outstanding will be re-priced only to the extent necessary to avoid adverse tax consequences to the individuals, other than Mr. King, Mr. Edwards and one management employee. Grants to certain current and former officers and employee directors were required to be repriced on or before December 31, 2006 in order to comply with income tax regulations, and accordingly, on December 28, 2006, we repriced awards totaling 876,800 shares held by certain current and former officers and employee directors.

We expect to pay to certain current and former employees approximately $8 million in order to compensate such individuals for any increase in exercise price resulting from the matters which were the subject of the internal investigation, in order to avoid the adverse individual income tax impact of Section 409A due to revised measurement dates. The $8 million related to Section 409A will be paid to the affected individuals beginning in January 2008 and as the related stock options vest. We expect to fund any such payment from cash flows from operating activities, however, we have not yet determined the impact to our results of operations or financial condition. The increased exercise prices to be paid by optionholders upon their exercise is expected to offset, in the aggregate, the $8 million; however, the timing of any such exercises cannot be determined.

The tables below reflect the adjustments on our Consolidated Financial Statements:

Consolidated Balance Sheet at June 30, 2005
(In thousands)

	As Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 62,685	$ —	$ 62,685
Accounts receivable, net	1,061,590	—	1,061,590
Prepaid expenses and other current assets	119,822	—	119,822
Total current assets	1,244,097	—	1,244,097
Property, equipment and software, net	677,241	—	677,241
Goodwill	2,334,655	—	2,334,655
Other intangibles, net	466,312	—	466,312
Other assets	128,533	—	128,533
Total assets	$4,850,838	$ —	$4,850,838
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 62,788	$ —	$ 62,788
Accrued compensation and benefits	175,782	—	175,782
Other accrued liabilities	471;577	—	471,577
Income taxes payable	2,310	—	2,310
Deferred taxes	34,996	—	34,996
Current portion of long-term debt	6,192	—	6,192
Current portion of unearned revenue	84,469	—	84,469
Total current liabilities	838,114	—	838,114
Senior Notes, net	499,288	—	499,288
Other long-term debt	251,067	—	251,067
Deferred taxes	240,210	(9,197)(1)	231,013
Other long-term liabilities	183,731	35,913(2)	219,644
Total liabilities	2,012,410	26,716	2,039,126
Stockholders' equity:			
Class A common stock	1,379	—	1,379
Class B convertible common stock	66	—	66
Additional paid-in capital	1,792,629	19,845(3)	1,812,474
Accumulated other comprehensive loss, net	(10,910)	—	(10,910)
Retained earnings	2,016,197	(46,561)	1,969,636
Treasury stock at cost	(960,933)	—	(960,933)
Total stockholders' equity	2,838,428	(26,716)	2,811,712
Total liabilities and stockholders' equity	$4,850,838	$ —	$4,850,838

Consolidated Statements of Income
(In thousands except per share amounts)

	Year ended June 30, 2005			Year ended June 30, 2004		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenues	$4,351,159	$ —	$4,351,159	$4,106,393	$ —	$4,106,393
Operating expenses:						
Cost of revenues:						
Wages and benefits	1,867,983	6,061(4)	1,874,044	1,790,479	7,527(4)	1,798,006
Services and supplies	1,046,341	—	1,046,341	1,090,207	—	1,090,207
Rent, lease and maintenance	503,132	—	503,132	416,394	—	416,394
Depreciation and amortization	232,779	—	232,779	183,796	—	183,796
Other	23,687	—	23,687	26,382	—	26,382
Cost of revenues	3,673,922	6,061	3,679,983	3,507,258	7,527	3,514,785
Gain on sale of business	—	—	—	(285,273)	—	(285,273)
Other operating expenses	22,756	936(5)	23,692	40,697	1,439(5)	42,136
Total operating expenses	3,696,678	6,997	3,703,675	3,262,682	8,966	3,271,648
Operating income	654,481	(6,997)	647,484	843,711	(8,966)	834,745
Interest expense	18,596	1,590(6)	20,186	17,037	1,070(6)	18,107
Other non-operating income, net	(5,186)	—	(5,186)	(2,509)	—	(2,509)
Pretax profit	641,071	(8,587)	632,484	829,183	(10,036)	819,147
Income tax expense	225,126	(2,211)(7)	222,915	299,340	(1,921)(7)	297,419
Net income	$ 415,945	$(6,376)	$ 409,569	$ 529,843	$ (8,115)	$ 521,728
Earnings per share:						
Basic	$ 3.26	$ (0.05)	$ 3.21	$ 4.03	$ (0.06)	$ 3.97
Diluted	$ 3.19	$ (0.05)	$ 3.14	$ 3.83	$ (0.06)	$ 3.77
Shares used in computing earnings per share:						
Basic	127,560	—	127,560	131,498	—	131,498
Diluted	130,382	174(8)	130,556	139,646	234(8)	139,880

Consolidated Statements of Cash Flows
(In thousands)

	Year ended June 30, 2005			Year ended June 30, 2004		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Cash flows from operating activities:						
Net income	$ 415,945	$(6,376)	$ 409,569	$ 529,843	$(8,115)	$ 521,728
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	232,779	—	232,779	183,796	—	183,796
Contract inducement amortization	14,309	—	14,309	10,981	—	10,981
Provision for uncollectible accounts receivable	763	—	763	1,461	—	1,461
Deferred financing fee amortization	1,436	—	1,436	3,142	—	3,142
Provision for default loan liability	(188)	—	(188)	2,685	—	2,685
Gain on sale of business units	(70)	—	(70)	(291,967)	—	(291,967)
Gain on long-term investments	(2,967)	—	(2,967)	(820)	—	(820)
Deferred income tax expense	85,540	(723)(1)	84,817	66,155	(1,194)(1)	64,961
Stock-based compensation expense	—	6,061(4)	6,061	—	12,589(4)	12,589
Tax benefit of stock options	24,179	(4,120)	20,059	26,263	(6,027)	20,236
Settlement of interest rate hedges	(19,267)	—	(19,267)	—	—	—
Other non-cash activities	225	—	225	5,000	—	5,000
Changes in assets and liabilities, net of effects from acquisitions:						
Increase in accounts receivable	(21,945)	—	(21,945)	(156,063)	—	(156,063)
Increase in prepaid expenses and other current assets	(16,540)	—	(16,540)	(3,596)	—	(3,596)
(Increase) decrease in other assets	3,234	—	3,234	(18,362)	—	(18,362)
Increase (decrease) in accounts payable	(11,483)	—	(11,483)	14,194	—	14,194
Increase (decrease) in accrued compensation and benefits	(5,362)	—	(5,362)	11,502	—	11,502
Increase in other accrued liabilities	2,414	—	2,414	52,711	(5,062)(9)	47,649
Increase (decrease) in income taxes receivable/payable	(8,277)	—	(8,277)	16,182	—	16,182
Increase in other long-term liabilities	10,755	5,158	15,913	12,047	7,809	19,856
Increase in unearned revenue	33,868	—	33,868	11,055	—	11,055
Total adjustments	323,403	6,376	329,779	(53,634)	8,115	(45,519)
Net cash provided by operating activities	739,348	—	739,348	476,209	—	476,209
Cash flows from investing activities:						
Purchases of property, equipment and software, net	(253,231)	—	(253,231)	(224,621)	—	(224,621)
Additions to other intangible assets	(35,518)	—	(35,518)	(33,329)	—	(33,329)
Payments for acquisitions, net of cash acquired	(626,858)	—	(626,858)	(251,727)	—	(251,727)
Proceeds from divestitures, net of transaction costs	87	—	87	583,133	—	583,133
Purchases of investments	(8,607)	—	(8,607)	(7,690)	—	(7,690)
Proceeds from sale of investments	1,713	—	1,713	1,196	—	1,196
Additions to notes receivable	—	—	—	(3,015)	—	(3,015)
Proceeds from notes receivable	425	—	425	6,452	—	6,452
Net cash provided by (used in) investing activities	(921,989)	—	(921,989)	70,399	—	70,399
Cash flows from financing activities:						
Proceeds from issuance of long-term debt, net	2,790,016	—	2,790,016	1,459,600	—	1,459,600
Payments of long-term debt	(2,437,635)	—	(2,437,635)	(1,274,238)	—	(1,274,238)
Purchase of treasury shares	(250,793)	—	(250,793)	(743,198)	—	(743,198)
Proceeds from stock options exercised	36,596	—	36,596	34,262	—	34,262
Proceeds from issuance of treasury shares	30,243	—	30,243	4,776	—	4,776
Other, net	—	—	—	(2,081)	—	(2,081)
Net cash provided by (used in) financing activities	168,427	—	168,427	(520,879)	—	(520,879)
Net increase (decrease) in cash and cash equivalents	(14,214)	—	(14,214)	25,729	—	25,729
Cash and cash equivalents at beginning of year	76,899	—	76,899	51,170	—	51,170
Cash and cash equivalents at end of year	$ 62,685	$ —	$ 62,685	$ 76,899	$ —	$ 76,899

(1) Deferred income taxes associated with additional stock-based compensation expense, net of reversals related to stock option exercises.

(2) Additional income taxes payable associated with Section 162(m) deduction disallowances and accruals for related estimated penalties and interest.

(3) Adjustments for additional stock-based compensation expense and excess tax benefits and adjustments related to Section 162(m) deduction disallowances on stock option exercises.

(4) Stock-based compensation expense. Statement of Cash Flows for fiscal year 2004 includes stock-based compensation of $5.1 million recorded in connection with the divestiture of our Divested Federal Business (see Note 5).

(5) Estimated tax penalties associated with Section 162(m) deduction disallowances.

(6) Estimated interest expense on Section 162(m) deduction disallowances.

(7) Income tax benefits for additional stock-based compensation expense and estimated interest expense, offset by additional income tax expense related to certain Section 162(m) deduction disallowances.

(8) Adjustment to dilutive shares resulting from changes in unrecognized compensation and excess tax benefits.

(9) Reclassification of stock-based compensation recorded in connection with the divestiture of our Divested Federal Business (see Note 5)

3. STOCK-BASED COMPENSATION PLANS

Stock Options

The information in this Note 3 is qualified by reference to the information set forth in Note 2 concerning our internal investigation into our stock option grant practices to the extent applicable.

On December 16, 2004, the Financial Accounting Standards Board issued SFAS 123(R). SFAS 123(R) requires companies to measure all employee stock-based compensation awards using a fair value method and recognize compensation cost in its financial statements. We adopted SFAS 123(R) on a prospective basis beginning July 1, 2005 for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective application method. We recognize the fair value of stock-based compensation awards as wages and benefits in the Consolidated Statements of Income on a straight-line basis over the vesting period.

Prior to July 1, 2005, we followed APB 25 in accounting for our stock-based compensation plans. Had compensation cost for our stock-based compensation plans been determined based on the fair value at the grant date under those plans consistent with the fair value method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), our net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

As previously reported

	For the years ended June 30,	
	2005	2004
Net income		
As reported	$415,945	$529,843
Add: Recorded employee compensation cost of stock-based compensation plans, net of income tax of $1,890	—	3,172
Less: Pro forma employee compensation cost of stock-based compensation plans, net of income tax of $13,210 and $13,353, respectively	(23,493)	(23,652)
Pro forma	$392,452	$509,363
Basic earnings per share		
As reported	$ 3.26	$ 4.03
Pro forma	$ 3.08	$ 3.87
Diluted earnings per share		
As reported	$ 3.19	$ 3.83
Pro forma	$ 3.03	$ 3.70

As restated

	For the years ended June 30, 2005	2004
Net income		
As restated	$409,569	$521,728
Add: Recorded employee compensation cost of stock-based compensation plans, net of income tax of $2,195 and $4,592, respectively	3,866	7,997
Less: Pro forma employee compensation cost of stock-based compensation plans, net of income tax of $14,705 and $15,424, respectively	(26,124)	(27,341)
Pro forma, as restated	$387,311	$502,384
Basic earnings per share		
As restated	$ 3.21	$ 3.97
Pro forma, as restated	$ 3.04	$ 3.82
Diluted earnings per share		
As restated	$ 3.14	$ 3.77
Pro forma, as restated	$ 2.99	$ 3.65

The following table sets forth our stock-based compensation expense as reported and the impact of the restatement on stock- based compensation for periods prior to fiscal year 2004, net of income tax (see Note 2) (in thousands):

	Stock-based compensation expense, net of income tax		
	As reported	Adjustments	As restated
Years ended June 30,			
1995 (net of income tax of $206, $23 and $229, respectively)	$ 298	$ 40	$ 338
1996 (net of income tax of $130)	—	314	314
1997 (net of income tax of $301)	—	1,103	1,103
1998 (net of income tax of $405)	—	1,471	1,471
1999 (net of income tax of $717)	—	2,608	2,608
2000 (net of income tax of $558, $945 and $1,503, respectively)	1,270	3,925	5,195
2001 (net of income tax of $1,598)	—	4,835	4,835
2002 (net of income tax of $2,287)	—	5,546	5,546
2003 (net of income tax of $3,246)	—	5,991	5,991

The fair value of each option grant was estimated at the date of grant using a separate Black-Scholes option pricing calculation for each grant. As discussed above, prior to the adoption of SFAS 123(R), we determined the fair value of grants for disclosure of pro forma stock-based compensation costs in accordance with SFAS 123. We used the following weighted-average assumptions to determine the original fair value of grants as well as the restated fair value of grants:

As previously reported

	For the years ended June 30, 2005	2004
Expected volatility	24.58%	30.25%
Expected term	4.77 years	5.50 years
Risk-free interest rate	3.91%	3.46%
Expected dividend yield	0%	0%
Weighted average fair value of options granted	$ 14.86	$ 15.70

As restated

	For the years ended June 30,	
	2005	2004
Expected volatility	24.58%	30.25%
Expected term	4.77 years	5.50 years
Risk-free interest rate	3.91%	3.46%
Expected dividend yield	0%	0%
Weighted average fair value of options granted (as restated)	$ 14.22	$ 16.57

The adoption of SFAS 123(R) in the first quarter of fiscal year 2006 resulted in prospective changes in our accounting for stock-based compensation awards including recording stock-based compensation expense and the related deferred income tax benefit on a prospective basis and reflecting the excess tax benefit from the exercise of stock-based compensation awards in cash flows from financing activities.

The adoption of SFAS 123(R) resulted in the recognition of compensation expense of $35 million ($22.9 million, net of deferred income tax benefits), $0.19 per basic earnings per share or $0.18 per diluted earnings per share, in wages and benefits in the Consolidated Statements of Income for the year ended June 30, 2006. In accordance with the modified prospective application method of SFAS 123(R), prior period amounts have not been restated to reflect the recognition of stock-based compensation costs as determined under SFAS 123. The total compensation cost related to non-vested awards not yet recognized at June 30, 2006 was approximately $72.7 million, which is expected to be recognized over a weighted average of 3.1 years.

In periods ending prior to July 1, 2005, the income tax benefits from the exercise of stock options were classified as net cash provided by operating activities pursuant to Emerging Issues Task Force Issue No. 00-15 "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option." However, for periods ending after July 1, 2005, pursuant to SFAS 123(R), the income tax benefits exceeding the recorded deferred income tax benefit and any pre-adoption "as-if" deferred income tax benefit from stock-based compensation awards (the excess tax benefits) are required to be reported in net cash provided by financing activities. For the year ended June 30, 2006, excess tax benefits from stock-based compensation awards of $14.3 million were reflected as an outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the Consolidated Statements of Cash Flows, resulting in a net impact of zero on cash. In fiscal years 2005 and 2004, income tax benefits from the exercise of stock options of $20.1 million and $20.2 million, respectively, were reflected as an inflow in cash flows from operating activities in the Consolidated Statements of Cash Flows.

Under our 1997 Stock Incentive Plan (the "Stock Incentive Plan"), we originally reserved approximately 7.4 million shares of Class A common stock for issuance to key employees at exercise prices determined by the Board of Directors or designated committee thereof. In May 2000, February 2001, October 2001, July 2003, February 2005 and July 2005, the Board of Directors approved the additional allotment of approximately 1.7 million, 1.6 million, 4.1 million, 3.8 million, 2.7 million and 0.8 million shares, respectively, to the Stock Incentive Plan in accordance with the terms and conditions of the Stock Incentive Plan authorized by our shareholders pursuant to our November 14, 1997 Proxy Statement. Options granted under the Stock Incentive Plan to our current employees cannot exceed 12.8% of our issued and outstanding shares, and consequently, any share repurchases (as discussed in Note 16) reduce the number of options to purchase shares that we may grant under the Stock Incentive Plan. Our 1988 Stock Option Plan (the "1988 Plan"), which originally reserved 12 million shares of Class A common stock for issuance, was discontinued for new grants during fiscal year 1998 and terminated (except for the exercise of then existing option grants as of September 1997) and subsequently, 3.2 million unissued shares expired. Generally, the options under each plan vest in varying increments over a five-year period, become exercisable as they vest (see discussion of the February 2, 2005 amendment below) and expire ten years from the date of grant. As of June 30, 2006, we had approximately 3.4 million shares available for issuance under the Stock Incentive Plan.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes valuation model utilizing the assumptions noted below. The expected volatility of our stock price is based on historical monthly volatility over the expected term based on daily closing stock prices. The expected term of the option is based on historical employee stock option exercise behavior, the vesting term of the respective award and the contractual term. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Our stock price volatility and expected option lives are based on management's best estimates at the time of grant, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the vesting term of the option. The weighted-average fair value of options granted was $13.26 for the year ended June 30, 2006. The weighted-average fair value of options granted has declined in fiscal year 2006 compared to the prior year periods due primarily to decreased volatility and expected term. The estimated fair value is not intended to predict actual future events or the value ultimately realized by employees who receive equity awards.

The following weighted-average assumptions were used to determine the fair value of grants.

	Year ended June 30, 2006
Expected volatility	22.20%
Expected term	4.21 years
Risk-free interest rate	3.49%
Expected dividend yield	0%

In order to conform our stock option program with standard market practice, on February 2, 2005, our Board of Directors approved an amendment to stock options previously granted that did not become exercisable until five years from the date of grant to provide that such options become exercisable on the day they vest. Options granted under both our Stock Incentive Plan and our 1988 Plan generally vest in varying increments over a five year period. It is expected that future option grants will contain matching vesting and exercise schedules, which we believe will result in a lower expected term. This amendment does not amend or affect the vesting schedule, exercise price, quantity of options granted, shares into which such options are exercisable or life of any award under any outstanding option grant. Therefore, no compensation expense was recorded related to this amendment; however, the expected term of the options decreased due to this amendment.

The total intrinsic value of options exercised during the years ended June 30, 2006, 2005 and 2004 was $66.2 million, $66.5 million and $72 million, respectively, resulting in income tax benefits of $23.9 million, $20.1 million and $20.2 million, respectively. In addition, we also recorded income tax benefits of $6.7 million in the first quarter of fiscal year 2006 related to the purchase of vested options from former Chief Executive Officer Jeffrey A. Rich (see Note 24 for further discussion). Of the total income tax benefit of $30.6 million for the year ended June 30, 2006, $14.3 million is reflected as excess tax benefits in net cash provided by financing activities in the Consolidated Statements of Cash Flows.

Option activity for the year ended June 30, 2006 is summarized as follows:

	Options	Weighted Average Exercise Price (2)	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding as of June 30, 2005	15,356,700	$39.61		
Granted	1,588,500	53.05		
Exercised(1)	(2,546,190)	32.67		
Forfeited(1)	(2,760,600)	42.36		
Expired	—	—		
Outstanding as of June 30, 2006	11,638,410	$42.30	6.96	$111,995
Vested and exercisable at June 30, 2006	4,092,060	$33.52	5.40	$ 74,115

(1) Includes the purchase of 610,000 vested options and the cancellation of 640,000 unvested options related to the departure of Jeffrey A. Rich, former Chief Executive Officer.

(2) Weighted average exercise price of outstanding options, warrants, and rights of $42.30 per share is prior to the repricing of certain options that has occurred or is expected to occur, as discussed in Note 2.

SFAS 123(R) requires that we recognize compensation expense for only the portion of share-based payment arrangements that are expected to vest. Therefore, we apply estimated forfeiture rates that are based on historical employee termination behavior. We periodically adjust the estimated forfeiture rates so that only the compensation expense related to share-based payment arrangements that vest are included in wages and benefits. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

We follow the transition method described in SFAS 123(R) for calculating the excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R) (the "APIC Pool"). Tax deficiencies arise when actual tax benefits we realize upon the exercise of stock options are less than the recorded tax benefit. In November 2005, the Financial Accounting Standards Board issued FASB Staff Position FAS 123(R)-3, "Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP FAS 123(R)-3"), which provides an alternative one-time transition election for calculating the APIC Pool. We have elected not to utilize the one-time transition election provided in FSP FAS 123(R)-3 and will instead follow the method described in SFAS 123(R).

Employee Stock Purchase Plan

Under our 1995 Employee Stock Purchase Plan ("ESPP"), a maximum of 4 million shares of Class A common stock can be issued to substantially all full-time employees who elect to participate. In October 2002, the Board of Directors approved an amendment to the ESPP to increase the number of shares that can be issued under the plan from 2 million to 4 million. Through payroll deductions, eligible participants may purchase our stock at a 5% discount to market value. Prior to December 31, 2005, eligible participants were able to purchase our stock at a 15% discount to market value. The stock is either purchased by the ESPP in the open market or issued from our treasury account, or a combination of both, and our contributions for the years ended June 30, 2005 and 2004, which were charged to additional paid-in capital, were approximately $1 million and $1.9 million, respectively. During fiscal year 2006 we expensed $1.4 million related to our ESPP and funded this liability through the issuance of treasury shares, resulting in a credit to additional paid-in-capital of $1.3 million. No expense was recorded in fiscal years 2005 and 2004 related to our ESPP. During fiscal years 2006 and 2005, in addition to stock purchased by the ESPP in the open market, we issued approximately 227,000 and 446,000 treasury shares, respectively, to fund the issuance into the ESPP.

4. BUSINESS COMBINATIONS

From our inception through June 30, 2006, we have acquired several businesses in the information technology services and business process outsourcing industries. Our recent acquisition activity is summarized as follows (excluding transaction costs):

	Years ended June 30,		
	2006	2005	2004
Purchase consideration (in thousands):			
Net cash paid	$225,024	$620,382	$242,402
Amounts due to seller	4,638	28,254	22
Liabilities assumed	119,984	254,174	68,040
Fair value of assets acquired (including intangibles)	$349,646	$902,810	$310,464

Fiscal year 2006 acquisitions

In May 2006, we completed the acquisition of Intellinex, LLC, an Ernst & Young LLP enterprise specializing in integrated learning solutions. The transaction was valued at approximately $75.6 million plus related transaction costs and was funded from cash on hand. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $88.4 million and assumed liabilities of $12.8 million. We recorded goodwill of $56.6 million, which is deductible for income tax purposes and intangible assets of $19.1 million. The $19.1 million of intangible assets is attributable to customer relationships with a useful life of approximately 10 years. We believe this acquisition provides us with a global technology platform that we can leverage to deliver learning services to existing and potential clients, key management talent in the learning BPO market, expanded content development and delivery capabilities and a broader presence in the rapidly growing learning BPO market. This acquisition should also allow us to better compete on multi-scope human resources BPO opportunities that include a learning component. We will also leverage this acquisition to develop and implement learning content and programs for our employees. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, June 1, 2006.

In December 2005, we completed the acquisition of the Transport Revenue division of Ascom AG ("Transport Revenue"), a Switzerland based communications company. Transport Revenue consists of three business units, fare collection, airport parking solutions and toll collection, with office locations across nine countries. The transaction was valued at approximately $100.5 million plus related transaction costs and was funded from borrowings under our Prior Facility (as defined in Note 13). We also paid a net working capital settlement of approximately $13.6 million which was funded from cash on hand and borrowings under our Credit Facility (as defined in Note 13). The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $213 million and assumed liabilities of $98.9 million. We recorded goodwill of $72.7 million, approximately 42% of which is deductible for income tax purposes, and intangible assets of $1.3 million. The $1.3 million of intangible assets is attributable to customer relationships, non-compete agreements and patents with weighted average useful lives of approximately 8 years. We believe this acquisition launched us into the international transportation services industry and expanded our portfolio in the transit and parking payment markets and adds toll collection customers to our existing customer base. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, December 1, 2005.

In July 2005, we completed the acquisition of LiveBridge, Inc. ("LiveBridge"), a customer care service provider primarily serving the financial and telecommunications industries. The transaction was valued at approximately $32 million plus a working capital adjustment of $2.5 million, excluding contingent consideration of up to $32 million based upon future financial performance, and was funded from cash on hand and borrowings under our Prior Facility. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $42 million and assumed liabilities of $7.5 million. We recorded goodwill of $11.5 million, 49% of which is deductible for income tax purposes, and intangible assets of $12.9 million. The $12.9 million of intangible assets is attributable to customer relationships and non-compete agreements with weighted average useful lives of approximately 6 years. We believe this acquisition expanded our customer care service offerings in the finance and telecommunications industries and extended our global capabilities and operations by adding operational centers in Canada, India and Argentina. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, July 1, 2005.

We completed two other small acquisitions during fiscal year 2006, one in our Commercial segment and one in our Government segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate; therefore, no pro forma information is presented.

Fiscal year 2005 acquisitions

During fiscal year 2005, we completed six acquisitions, the most significant of which was the acquisition of the human resources consulting and outsourcing businesses of Mellon Financial Corporation (the "Acquired HR Business") in May 2005. The Acquired HR Business provides consulting services, benefit plan administration services, and multi-scope HR outsourcing services. The transaction was valued at approximately $405 million, plus related transaction costs and was initially funded from borrowings under our Prior Facility. In fiscal year 2006, we paid a net working capital settlement of $19.6 million which was funded from cash on hand and borrowings under our Prior Facility. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $596.1 million and assumed liabilities of $171.4 million. We recorded $211.2 million in goodwill, of which 76% is deductible for income tax purposes, and intangible assets of $166.7 million. The $166.7 million of intangible assets is attributable to customer relationships, non-compete agreements and an indefinite lived tradename. The customer relationships and non-compete agreements have useful lives of 3 to 17 years with a weighted average anticipated useful life of approximately 15 years. We believe this acquisition made us a stronger competitor in the end-to-end human resources marketplace and strengthened our position as a global provider of business process outsourcing services. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, May 1, 2005. Please refer to Note 6 for discussion of the integration of the Acquired HR Business.

In January 2005, we completed the acquisition of Superior Consultant Holdings Corporation ("Superior"), acquiring all of the issued and outstanding shares of Superior through a cash tender offer, which was completed on January 25, 2005, and subsequent short-form merger, at a purchase price of $8.50 per share. Superior provides information technology consulting and business process outsourcing services and solutions to the healthcare industry. The transaction was valued at approximately $122.2 million (including payment of approximately $106 million for issued and outstanding shares, options, and warrants and additional amounts for debentures and other payments) plus related transaction costs and was funded from borrowings under our Prior Facility. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $152.6 million and assumed liabilities of $30.4 million. We recorded $62.2 million in goodwill, which is not deductible for income tax purposes, and intangible assets of $16.8 million. The $16.8 million of intangible assets is attributable to customer relationships and non-compete agreements with useful lives of 5 years. We believe this acquisition expanded our provider healthcare subject matter expertise, as well as provided experience with major hospital information systems and additional healthcare management talent. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, January 25, 2005.

In August 2004, we acquired BlueStar Solutions, Inc. ("BlueStar"), an information technology outsourcer specializing in applications management of packaged enterprise resource planning and messaging services. The transaction was valued at approximately $73.5 million, plus related transaction costs. The transaction value includes $6.4 million attributable to the 9.2% minority interest we held in BlueStar prior to the acquisition; therefore, the net purchase price was approximately $67.1 million. Of this amount, approximately $61 million was paid to former BlueStar shareholders by June 30, 2005 and was funded from borrowings under our credit facilities and cash on hand. The remaining purchase price of $6 million was paid in the first quarter of fiscal year 2006. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $97.8 million and assumed liabilities of $30.7 million. We recorded goodwill of $34.4 million, which is not deductible for income tax purposes, and intangible assets of $11.6 million. The $11.6 million of intangible assets is attributable to customer relationships with a useful life of seven years. We believe that the acquisition of BlueStar improved our existing information technology services with the addition of applications management and messaging services. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, August 26, 2004.

In July 2004, we acquired Heritage Information Systems, Inc. ("Heritage"). Heritage provides clinical management and pharmacy cost containment solutions to 14 state Medicaid programs, over a dozen national commercial insurers and Blue Cross Blue Shield licensees and some of the largest employer groups in the country. The transaction was valued at approximately $23.1 million plus related transaction costs, excluding contingent consideration of up to $17 million maximum based upon future financial performance, and was funded from borrowings under our then existing credit facility and cash on hand. During fiscal year 2005, we accrued $6.3 million of contingent consideration, which was earned during the year and paid in fiscal year 2006. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $32.9 million and assumed liabilities of $3.5 million. We recorded $20.5 million in goodwill, which is deductible for income tax purposes, and intangible assets of $2.4 million. The $2.4 million of intangible assets is attributable to customer relationships and non-compete agreements with useful lives of five years. We believe this acquisition enhanced our clinical management and cost containment service offerings. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, July 1, 2004.

We completed two other small acquisitions in our Government segment during the fiscal year 2005.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate; therefore, no pro forma information is presented.

Fiscal year 2004 acquisitions

During fiscal year 2004, we acquired five companies, the most significant of which was the acquisition of Lockheed Martin Corporation's commercial information technology services business. The transaction was valued at $107 million less a working capital settlement of $6.9 million plus related transaction costs, and was funded from cash on hand. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $152.6 million and assumed liabilities of $52.5 million. Included in the assets acquired are goodwill of $88.9 million, which is deductible for income tax purposes, and $26.8 million in intangible assets. The $26.8 million of intangible assets are attributable to customer relationships and non-compete agreements with useful lives ranging from 5 to 8 years, with a weighted average anticipated useful life of approximately 6 years. The operating results of the acquired business are included in our financial statements primarily in the Commercial segment from the effective date of the acquisition, November 1, 2003. We believe this transaction expanded our client bases representing the manufacturing, automotive, retail, financial services and communications industries and provided acquired clients with access to additional business process and information technology services.

In January 2004, we completed the acquisition of Patient Accounting Services Center, LLC ("PASC"), a provider of revenue cycle management for healthcare providers, including billing, accounts receivables, and collection services. The transaction was valued at approximately $94.9 million, excluding contingent consideration of a maximum of $25 million based on future financial performance, plus related transaction costs, and was funded from cash on hand. No payments were made related to the contingent consideration provision, which expired in January 2005. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $104.3 million and assumed liabilities of $9.4 million. We recorded goodwill of $71.9 million, which is deductible for income tax purposes, and $9.3 million in intangible assets. The $9.3 million of intangible assets are attributable to customer relationships and non-compete agreements with useful lives of 5 years. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, January 3, 2004. We believe this transaction expanded the suite of business process outsourcing solutions we can offer new and existing healthcare clients.

In February 2004, we completed the acquisition of Truckload Management Services, Inc. ("TMI"), an expedited document processing and business process improvement services provider for the trucking industry. The transaction was valued at approximately $28.1 million, excluding contingent consideration of a maximum of $14 million based upon future financial performance, plus related transaction costs, and was funded from cash on hand. During fiscal year 2006 and 2005, we paid $1.4 million and $6.8 million of contingent consideration, which was earned during the respective years. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $38.2 million and assumed liabilities of $2.0 million. We recorded goodwill of $30.8 million, which is deductible for income tax purposes, and $2.5 million in intangible assets attributable to customer relationships and non-compete agreements with useful lives of 4 to 6 years, with a weighted average anticipated useful life of approximately 6 years. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, February 1, 2004. We believe this transaction expanded our business process outsourcing service offerings in the transportation industry, adding document management and document processing services for long-haul trucking fleets to our list of services.

We completed two other small acquisitions during fiscal year 2004, one in our Commercial segment and the other in our Government segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate; therefore, no pro forma information is presented.

Contingent consideration
We are obligated to make certain contingent payments to former shareholders of acquired entities upon satisfaction of certain contractual criteria in conjunction with certain acquisitions. During fiscal years 2006, 2005 and 2004, we made contingent consideration payments of $9.8 million, $17 million and $10.4 million, respectively, related to acquisitions completed in prior years. As of June 30, 2006, the maximum aggregate amount of the outstanding contingent obligations to former shareholders of acquired entities is approximately $61.8 million. Any such payments primarily result in a corresponding increase in goodwill.

5. DIVESTITURES

Sale of our Government welfare to workforce services business
In December 2005, we completed the divestiture of substantially all of our Government welfare-to-workforce services business (the "WWS Divestiture") to Arbor E&T, LLC ("Arbor"), a wholly owned subsidiary of ResCare, Inc., for approximately $69 million, less transaction costs. Assets sold were approximately $29.8 million and liabilities assumed by Arbor were approximately $0.2 million, both of which were included in the Government segment. We retained the net working capital related to the WWS Divestiture. We recognized a pretax gain of $33.5 million ($20.1 million, net of income tax) in fiscal year 2006, upon the assignment of customer contracts to Arbor. Approximately $4.2 million of the consideration relates to certain customer contracts whose assignment to Arbor was not complete as of June 30, 2006, and is reflected as deferred proceeds in other accrued liabilities in our Consolidated Balance Sheet as of June 30, 2006. The transfers of these remaining contracts to Arbor were completed in the second quarter of fiscal year 2007 upon receipt of customer consents. The after tax proceeds from the divestiture were primarily used for general corporate purposes.

Revenues from the WWS Divestiture were $104.2 million, $218 million and $237.4 million for fiscal years 2006, 2005 and 2004, respectively. Operating income from the WWS Divestiture, excluding the gain on sale, was $6.4 million, $11.5 million and $7.5 million for fiscal years 2006, 2005 and 2004, respectively.

Additionally, in the second quarter of fiscal year 2006, we recorded a provision for estimated litigation settlement related to the WWS Divestiture. In connection with the transfer of the contracts and ongoing customer relationships to Arbor and due to a change in our estimate of collectibility of the retained outstanding receivables, we recorded a provision for uncollectible accounts receivable related to the WWS Divestiture. Total provisions recorded were $3.3 million ($2.1 million, net of income tax).

In the fourth quarter of fiscal year 2006, we completed the sale of a subsidiary related to operations of the WWS Divestiture and recorded a loss on the sale of approximately $0.6 million ($1.0 million, net of income tax) and related charges of $0.2 million ($0.1 million, net of income tax).

The welfare-to-workforce services business is no longer strategic or core to our operating philosophy. These divestitures allows us to focus on our technology-enabled business process outsourcing and information technology service offerings.

Sale of the Majority of our Federal government business
Effective November 1, 2003, we completed the sale of a majority of our Federal government business to Lockheed Martin Corporation (the "Divested Federal Business") for approximately $649.4 million, which included a cash payment of $586.5 million at closing and $70 million payable pursuant to a five-year non-compete agreement, less a working capital settlement of $7.1 million paid in the third quarter of fiscal year 2004. Assets sold were approximately $346.8 million and liabilities assumed by Lockheed Martin Corporation were approximately $67.9 million, both of which were primarily in the Government segment. We recognized a pretax gain of $285.3 million ($182.3 million, net of income tax) in fiscal year 2004. The after tax proceeds from the divestiture were generally used to pay down debt, fund the acquisitions of Lockheed Martin Corporation's commercial information technology services business, PASC and TMI (see Note 4), and fund our share repurchase programs (see Note 16).

Revenues from the Divested Federal Business, which are primarily included in the Government segment, were approximately $237.7 million for the year ended June 30, 2004. This divestiture excludes, among others, our Department of Education relationship. Additionally, our Commercial and Government operations will continue to serve as a subcontractor on portions of the Divested Federal Business.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that depreciation and amortization of long-lived assets held for sale be suspended during the holding period prior to sale. Accordingly, we suspended depreciation and amortization prior to consummation of the sale in the amount of $6.2 million ($3.9 million, net of income tax) in fiscal year 2004, respectively, related to those long-lived assets sold.

In February 2004, we sold the contracts associated with the Hanscom Air Force Base relationship to ManTech International Corporation ("Mantech") for $6.5 million in cash. We recognized a pretax gain of $5.4 million ($3.4 million, net of income tax) for this transaction. For the Hanscom Air Force Base contracts, we reported revenue in our Government segment of approximately $0.4 million and $17.2 million for the years ended June 30, 2005 and 2004, respectively. We have agreed to indemnify ManTech with respect to the Department of Justice ("DOJ") investigation related to purchasing activities at Hanscom during the period 1998-2000 (see Note 23). In the fourth quarter of fiscal year 2004, we sold an additional small contractual relationship to ManTech International Corporation. We reported revenue in our Government segment of approximately $0.3 million, $0.2 million and $3.1 million for the years ended June 30, 2006, 2005 and 2004, respectively, for this contract.

The sales of the Divested Federal Business to Lockheed Martin Corporation and the contracts sold to ManTech International Corporation now allow us to focus on our business process and information technology service offerings in the commercial, state and local, and Federal education and healthcare markets.

6. RESTRUCTURING ACTIVITIES

During the second quarter of fiscal year 2006, we began a comprehensive assessment of our operations, including our overall cost structure, competitive position, technology assets and operating platform and foreign operations. As a result, we began certain restructuring initiatives and activities that are expected to enhance our competitive position in certain markets, and recorded certain restructuring charges and asset impairments arising from our discretionary decisions. We estimated a total of 1,300 employees would be involuntarily terminated as a result of these initiatives, consisting primarily of offshore processors and related management; however, we anticipate that a majority of these positions would be migrated to lower cost markets. As of June 30, 2006, approximately 950 employees have been involuntarily terminated.

In our Commercial segment, we began an assessment of the cost structure of our global production model, particularly our offshore processing activities. We identified offshore locations in which our labor costs were no longer competitive or where the volume of work processed by the site no longer justifies retaining the location, including one of our Mexican facilities. In connection with this assessment, we recorded a restructuring charge for involuntary termination of employees related to the closure of those duplicative facilities or locations of $5.5 million for the year ended June 30, 2006, which is reflected in wages and benefits in our Consolidated Statements of Income, and $4.7 million for the year ended June 30, 2006, for impairments of duplicative technology equipment and facility costs, facility shutdown and other costs, which are reflected as part of total operating expenses in our Consolidated Statements of Income. We expect these activities will consolidate our global production activities and enhance our competitive position.

In our Government segment, we began an assessment of our competitive position, evaluated our market strategies and the technology used to support certain of our service offerings. We began to implement operating practices that we utilize in our Commercial segment, including leveraging our proprietary workflow technology and implementing incentive based-compensation, which is expected to reduce our operating costs and enhance our competitive position. In connection with these activities, we recorded a restructuring charge for involuntary termination of employees of $1 million for the year ended June 30, 2006, which is reflected in wages and benefits in our Consolidated Statements of Income, and $1.6 million for the year ended June 30, 2006 for asset impairment and other charges, principally for duplicative software as a result of recent acquisition activity, and is reflected in total operating expenses in our Consolidated Statements of Income. As discussed earlier, we completed the WWS Divestiture, which allows us to focus on our technology-enabled business process outsourcing and information technology service offerings.

The following table summarizes activity for the accrual for involuntary termination of employees for the year ended June 30, 2006 (in thousands) exclusive of the Acquired HR Business:

Balance at July 1, 2005	$ —
Accrual recorded	6,500
Payments	(5,601)
Balance at June 30, 2006	$ 899

The June 30, 2006 accrual for involuntary termination of employees is expected to be paid primarily in fiscal year 2007 from cash flows from operating activities.

We substantially completed the integration of the Acquired HR Business in the fourth quarter of fiscal year 2006. The integration included the elimination of redundant facilities, marketing and overhead costs, and the consolidation of processes from the historical cost structure of the acquired Mellon organization. The liabilities recorded at closing for the Acquired HR Business include $22.3 million in involuntary employee termination costs for employees of the Acquired HR Business in accordance with Emerging Issues Task Force Issue No. 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination." During fiscal years 2006 and 2005, $13.9 million and $1.8 million in involuntary employee termination payments were made and charged against accrued compensation. We also recorded a $3.1 million reduction to the accrual and to goodwill in fiscal year 2006 as a result of a change in our estimates of severance to be paid. As of June 30, 2006, the balance of the related accrual was $3.5 million and is expected to be paid primarily in fiscal year 2007 from cash flows from operating activities.

In our Corporate segment, we determined that the costs related to the ownership of a corporate aircraft outweighed the benefits to the Company. During fiscal year 2006, we sold our corporate aircraft for approximately $3.4 million, net of transaction costs. These proceeds are reflected in cash flows from investing activities in purchases of property, equipment and software, net in our Consolidated Statements of Cash Flows. We recorded an asset impairment charge of $4.7 million in the year ended June 30, 2006 related to the sale of our corporate aircraft, which is reflected in other operating expenses in our Consolidated Statements of Income.

7. ASSETS HELD FOR SALE

At June 30, 2006, we classified as assets held for sale certain customer contracts related to the WWS Divestiture whose transfer to Arbor was not complete as of June 30, 2006 (see Note 5). The transfers of these remaining contracts to Arbor were completed in the second quarter of fiscal year 2007 upon receipt of customer consents. The following table sets forth the assets held for sale included in prepaid expenses and other current assets in our Consolidated Balance Sheets as of June 30, 2006 (in thousands):

Assets Held for Sale	
Intangible assets related to the WWS Divestiture, net	$ 634
Goodwill related to the WWS Divestiture	1,096
Total assets held for sale	$1,730

8. ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows (in thousands):

	June 30,	
	2006	2005
Amounts Billed or Billable:		
Commercial	$ 534,569	$ 461,128
Government	419,905	381,794
	954,474	842,922
Unbilled Amounts	287,819	224,067
Total accounts receivable	1,242,293	1,066,989
Allowance for doubtful accounts	(10,447)	(5,399)
	$1,231,846	$1,061,590

Unbilled amounts reflect those amounts that are associated primarily with percentage of completion accounting, and other unbilled amounts not currently billable due to contractual provisions. Of the above unbilled amounts at June 30, 2006 and 2005, approximately $157.2 million and $161.5 million, respectively, was not expected to be billed and collected within one year. These amounts are primarily related to the Georgia Contract (see Note 25), our Commercial Vehicle Operations contract and our Transport Revenue contacts in our Government segment. The increase in unbilled accounts receivable in fiscal year 2006 is primarily related to the Transport Revenue acquisition. Billings are based on reaching contract milestones or other contractual terms.

Amounts to be invoiced in the subsequent month for current services provided are included in billable, and at June 30, 2006 and 2005 include approximately $367.9 million and $361 million, respectively, for services which have been rendered and will be billed in the normal course of business in the succeeding months.

Changes in the allowance for doubtful accounts were as follows (in thousands):

	For the year ended June 30,		
	2006	2005	2004
Balance at beginning of period	$ 5,399	$4,756	$ 7,240
Provision for uncollectible accounts receivable	8,462	763	1,461
Losses sustained, net of recoveries and other	(3,414)	(120)	(2,913)
Sale of Divested Federal Business	—	—	(1,032)
Balance at end of period	$10,447	$5,399	$ 4,756

During fiscal year 2006, we recorded a provision related to our assessment of risk related to the bankruptcies of certain airline clients of $3 million, and a provision for a receivable retained in connection with the sale of our Divested Federal Business of $2.4 million.

9. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consists of the following (in thousands):

	June 30, 2006	June 30, 2005
Land	$ 20,167	$ 19,239
Buildings and improvements	155,503	125,574
Computer equipment	743,516	548,623
Computer software	645,242	470,091
Furniture and fixtures	97,803	84,699
	1,662,231	1,248,226
Accumulated depreciation and amortization	(792,211)	(570,985)
	$ 870,020	$ 677,241

Depreciation expense on property and equipment was approximately $182.8 million, $149 million and $117.5 million for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. Amortization of computer software was approximately $51 million, $40.4 million and $30.7 million in fiscal years 2006, 2005 and 2004, respectively.

During fiscal year 2006, we sold our corporate aircraft for approximately $3.4 million, net of transaction costs. These proceeds are reflected in cash flows from investing activities in purchases of property, equipment and software, net in our Consolidated Statements of Cash Flows.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended June 30, 2006 and 2005 are as follow (in thousands):

	Commercial	Government	Total
Balance as of June 30, 2004	$ 886,790	$1,082,536	$1,969,326
Acquisition activity during the year	329,160	34,392	363,552
Foreign currency translation adjustments	1,777	—	1,777
Balance as of June 30, 2005	1,217,727	1,116,928	2,334,655
Acquisition activity during the year	64,506	73,823	138,329
Divestiture activity during the year	—	(16,656)	(16,656)
Held for sale as of June 30, 2006	—	(1,096)	(1,096)
Foreign currency translation adjustments	(180)	1,602	1,422
Balance as of June 30, 2006	$1,282,053	$1,174,601	$2,456,654

Fiscal years 2006 and 2005 activity is primarily related to acquisitions and divestitures completed during the periods (see Notes 4 and 5). Approximately $2 billion, or 80.6%, of the original gross amount of goodwill recorded is deductible for income tax purposes.

The following table reflects the balances of our other intangible assets (in thousands):

	June 30,			
	2006		2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Acquired customer-related intangibles	$384,738	$(104,901)	$377,314	$ (76,515)
Customer contract costs	222,268	(90,326)	175,571	(74,336)
All other	15,147	(6,113)	12,708	(3,318)
Total	$622,153	$(201,340)	$565,593	$(154,169)
Non-amortizable intangible assets:				
Title plant	$ 51,045		$ 51,045	
Tradename	3,843		3,843	
	$ 54,888		$ 54,888	

Aggregate amortization:	
For the year ended June 30, 2006	$71,353
For the year ended June 30, 2005	57,721
For the year ended June 30, 2004	46,600
Estimated amortization for the years ended June 30,	
2007	70,810
2008	67,103
2009	58,397
2010	48,731
2011	42,913

Amortization includes amounts charged to amortization expense for customer contract costs and other intangibles, other than contract inducements. Amortization of contract inducements of $15.3 million, $14.3 million and $11 million for fiscal years 2006, 2005 and 2004, respectively, is recorded as a reduction to related contract revenue. Amortization for fiscal years 2006, 2005 and 2004 includes approximately $37.4 million, $27.7 million and $21.9 million, respectively, related to acquired customer-related intangible assets. Amortizable intangible assets are amortized over the related contract term. The amortization period of customer-related intangible assets ranges from 1 to 17 years, with a weighted average of approximately 10 years. The amortization period for all other intangible assets, including trademarks, ranges from 3 to 20 years, with a weighted average of 6 years.

11. OTHER ASSETS

Other assets primarily consist of long-term receivables, long-term investments related to our deferred compensation plans (see Note 18), long-term investments accounted for using the cost method and equity method, long-term deposits, and deferred debt issuance costs. We had approximately $95.7 million and $65.5 million in long-term investments as of June 30, 2006 and 2005, respectively, primarily related to our deferred compensation plans (see Note 18) and U.S. Treasury Notes securing performance on one of our contracts (see Note 23).

12. OTHER ACCRUED LIABILITIES

The following summarizes other accrued liabilities at June 30, 2006 and 2005 (in thousands):

	June 30,	
	2006	2005
Accrued payments to vendors and contract related accruals	$223,841	$311,842
Accruals related to acquisitions and divestitures	29,247	67,481
Software and equipment lease and maintenance	42,824	50,795
Other	58,720	41,459
Total	$354,632	$471,577

The decrease in accruals related to acquisitions and divestitures at June 30, 2006 was primarily due to the settlement of working capital related to the acquisition of the Acquired HR Business.

13. LONG-TERM DEBT

A summary of long-term debt follows (in thousands):

	June 30,	
	2006	2005
Term Loan Facility due in March 2013	$ 796,000	$ —
Revolving Facility due in March 2012	310,336	—
4.70% Senior Notes due in June 2010, net of unamortized discount	249,933	249,916
5.20% Senior Notes due in June 2015, net of unamortized discount	249,435	249,372
Unsecured $1.5 billion Competitive Advance and Revolving Credit Agreement terminated in fiscal year 2006	—	243,400
Capitalized lease obligations at various interest rates, payable through 2010	29,677	13,177
Other notes payable through 2015	1,725	682
	1,637,106	756,547
Less current portion	(23,074)	(6,192)
	$1,614,032	$750,355

Maturities of long-term debt at June 30, 2006 are as follows (in thousands):

Year ending June 30,	
2007	$ 23,074
2008	19,513
2009	12,477
2010	258,095
2011	8,036
Thereafter	1,315,911
Total	$1,637,106

Credit Agreement

On March 20, 2006, we and certain of our subsidiaries entered into a Credit Agreement with Citicorp USA, Inc., as Administrative Agent ("Citicorp"), Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, with Morgan Stanley Bank, SunTrust Bank, Bank of Tokyo-Mitsubishi UFJ, Ltd., Wachovia Bank National Association, Bank of America, N.A., Bear Stearns Corporate Lending and Wells Fargo Bank, N.A., as Co-Syndication Agents, and various other lenders and issuers (the "Credit Facility"). The Credit Facility provides for a senior secured term loan facility of $800 million, with the ability to increase it by up to $3 billion, under certain circumstances (the "Term Loan Facility") and a senior secured revolving credit facility of $1 billion with the ability to increase it by up to $750 million (the "Revolving Facility"), each of which is described more fully below. At the closing of the Credit Facility, we and certain of our subsidiaries jointly borrowed approximately $800 million under the Term Loan Facility and approximately $93 million under the Revolving Facility. We used the proceeds of the Term Loan Facility to (i) refinance approximately $278 million in outstanding indebtedness under our 5-Year Competitive Advance and Revolving Credit Facility Agreement dated as of October 27, 2004 (the "Prior Facility"), (ii) finance the purchase of shares of our Class A common stock tendered in the Company's "Dutch Auction" tender which expired March 17, 2006 (as extended) and (iii) for the payment of transaction costs, fees and expenses related to the Credit Facility and Dutch Auction. As a result of the refinancing of the Prior Facility, we wrote off approximately $4.1 million in debt issue costs, which was included in other non-operating income, net. A portion of the proceeds of the Revolving Facility were used to refinance approximately $73 million in outstanding indebtedness under the Prior Facility. The remainder of the proceeds of the Revolving Facility were used for working capital purposes and to fund share repurchase programs. In addition, approximately $114 million of letters of credit were issued under the Credit Facility to replace letters of credit outstanding under the Prior Facility. The Prior Facility was terminated on March 20, 2006.

Amounts borrowed under the Term Loan Facility mature on March 20, 2013, and will amortize in quarterly installments in an aggregate annual amount equal to 1% of the aggregate principal amount of the loans advanced, with the balance payable on the final maturity date. Amounts borrowed under the Term Loan Facility may also be repaid at any time at our discretion. Interest on the outstanding balances under the Term Loan Facility is payable, at our option, at a rate equal to the Applicable Margin (as defined in the Credit Facility) plus the fluctuating Base Rate (as defined in the Credit Facility), or at the Applicable Margin plus the current LIBOR (as defined in the Credit Facility). The borrowing rate on the Term Loan Facility at June 30, 2006 was 6.794%.

Proceeds borrowed under the Revolving Facility will be used as needed for general corporate purposes and to fund share repurchase programs. Amounts under the Revolving Facility are available on a revolving basis until the maturity date of March 20, 2012. The Revolving Facility allows for borrowings up to the full amount of the revolver in either U.S. Dollars or Euros. Up to the U.S. dollar equivalent of $200 million may be borrowed in other currencies, including Sterling, Canadian Dollars, Australian Dollars, Yen, Francs, Krones and New Zealand Dollars. Portions of the Revolving Facility are available for issuances of up to the U.S. dollar equivalent of $700 million of letters of credit and for borrowings of up to the U.S. dollar equivalent of $150 million of swing loans. Interest on outstanding balances under the Revolving Facility is payable, at our option, at a rate equal to the Applicable Margin plus the fluctuating Base Rate, or at the Applicable Margin plus the current LIBOR for the applicable currency. The borrowing rate under the Revolving Facility at June 30, 2006 ranges from 2.68% to 6.57%, depending upon the currency of the outstanding borrowings.

The Credit Facility includes an uncommitted accordion feature of up to $750 million in the aggregate allowing for future incremental borrowings under the Revolving Facility, which may be used for general corporate purposes. The Credit Facility also includes an additional uncommitted accordion feature of up to $3 billion (as of June 30, 2006) allowing for future incremental borrowings under the Term Loan Facility which may be used to fund additional purchases of our equity securities or for extinguishment of our Senior Notes (defined below).

Obligations under the Credit Facility are guaranteed by us and substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (but only to the extent such guarantees would not result in materially adverse tax consequences). In addition, Credit Facility obligations are secured under certain pledge agreements by (i) a first priority perfected pledge of all notes owned by us and the guarantors and the capital stock of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (subject to certain exceptions, including to the extent the pledge would give rise to additional SEC reporting requirements for our subsidiaries or result in materially adverse tax consequences), and (ii) a first priority perfected security interest in all other assets owned by us and the guarantors, subject to customary exceptions. As required under the indentures governing our outstanding Senior Notes, we have granted equal and ratable liens in favor of the holders of the Senior Notes in all assets discussed above other than the accounts receivable of the Company and our subsidiaries.

Among other fees, we will pay a commitment fee (payable quarterly) based on the amount of unused commitments under the Revolving Facility (not including the uncommitted accordion feature discussed above). The commitment fee payable at June 30, 2006 was 0.375% of the unused commitment. We also pay fees with respect to any letters of credit issued under the Credit Facility. Letter of credit fees at June 30, 2006 were 1.25% of the currently issued and outstanding letters of credit.

The Credit Facility contains customary covenants, including but not limited to, restrictions on our ability, and in certain instances, our subsidiaries' ability, to incur liens, merge or dissolve, make certain restricted payments, or sell or transfer assets. The Credit Facility also limits the Company's and our subsidiaries' ability to incur additional indebtedness. In addition, based upon the total amount advanced under the Term Loan Facility at June 30, 2006, we may not permit our consolidated total leverage ratio to exceed 4.25 to 1.00, nor permit our consolidated senior leverage ratio to exceed 3.25 to 1.00, nor permit our consolidated interest coverage ratio to be less than 4.50 to 1.0 during specified periods.

Upon the occurrence of certain events of default, our obligations under the Credit Facility may be accelerated and the lending commitments under the Credit Facility terminated. Such events of default include, but are not limited to, payment default to lenders, material inaccuracies of representations and warranties, covenant defaults, material payment defaults with respect to indebtedness or guaranty obligations, voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA events, or change of control of the Company. As of June 30, 2006, we were in compliance with the covenants of our Credit Facility, as amended.

At June 30, 2006, we had approximately $573.9 million available on our Revolving Facility after giving effect to outstanding indebtedness of $310.3 million and $115.7 million of outstanding letters of credit that secure certain contractual performance and other obligations and which reduce the availability of our Credit Facility. At June 30, 2006, we had $1.1 billion outstanding under our Credit Facility, of which $1.1 billion is reflected in long-term debt and $8 million is reflected in current portion of long-term debt, and approximately $1 billion of which bore interest from 6.46% to 6.79% and the remainder bore interest from 2.68% to 4.14%.

On September 26, 2006, we received an amendment, consent and waiver from the lenders under our Credit Facility with respect to, among other provisions, waiver of any default or event of default arising under the Credit Facility as a result of our failure to comply with certain reporting covenants relating to other indebtedness, including covenants purportedly requiring the filing of reports with either the SEC or the holders of such indebtedness, so long as those requirements are complied with by December 31, 2006. As consideration for this amendment, consent and waiver, we paid a fee of $2.6 million.

On December 21, 2006, we received an amendment, consent and waiver from lenders under our Credit Facility. The amendment, consent and waiver includes the following provisions, among others:

(1) Consent to the delivery, on or prior to February 14, 2007, of (i) the financial statements, accountant's report and compliance certificate for the fiscal year ended June 30, 2006 and (ii) financial statements and related compliance certificates for the fiscal quarters ended June 30, 2006 and September 30, 2006, and waiver of any default arising from the failure to deliver any such financial statements, reports or certificates within the applicable time period provided for in the Credit Agreement, provided that any such failure to deliver resulted directly or indirectly from the previously announced investigation of the Company's historical stock option grant practices (the "Options Matter").

(2) Waiver of any default or event of default arising from the incorrectness of representations and warranties made or deemed to have been made with respect to certain financial statements previously delivered to the Agent as a result of any restatement, adjustment or other modification of such financial statements resulting directly or indirectly from the Options Matter.

(3) Waiver of any default or event of default which may arise from the Company's or its subsidiaries' failure to comply with reporting covenants under other indebtedness that are similar to those in the Credit Agreement (including any covenant to file any report with the Securities and Exchange Commission or to furnish such reports to the holders of such indebtedness), provided such reporting covenants are complied with on or prior to February 14, 2007.

(4) Amendments to provisions relating to the permitted uses of the proceeds of revolving loans under the Credit Agreement that (i) increase to $500 million from $350 million the aggregate principal amount of revolving loans that may be outstanding, the proceeds of which may be used to satisfy the obligations under the Company's 4.70% Senior Notes due 2010 or 5.20% Senior Notes due 2015 and (ii) until June 30, 2007, decrease to $200 million from $300 million the minimum liquidity (i.e., the aggregate amount of the Company's unrestricted cash in excess of $50 million and availability under the Credit Agreement's revolving facility) required after giving effect to such use of proceeds.

As consideration for this amendment, waiver and consent, we paid a fee of $1.3 million.

Senior Notes

On June 6, 2005, we completed a public offering of $250 million aggregate principal amount of 4.70% Senior Notes due June 1, 2010 and $250 million aggregate principal amount of 5.20% Senior Notes due June 1, 2015 (collectively, the "Senior Notes"). Interest on the Senior Notes is payable semiannually. The net proceeds from the offering of approximately $496 million, after deducting underwriting discounts, commissions and expenses, were used to repay a portion of the outstanding balance of our Prior Facility, part of which was incurred in connection with the acquisition of the Acquired HR Business. We may redeem some or all of the Senior Notes at any time prior to maturity, which may include prepayment penalties determined according to pre-established criteria. See Note 20 for a discussion of the forward interest rate hedges related to the issuance of the Senior Notes.

The Senior Notes contain customary covenants, including but not limited to, restrictions on our ability, and the ability of our subsidiaries, to create or incur secured indebtedness, merge or consolidate with another person, or enter into certain sale and leaseback transactions.

Upon the occurrence of certain events of default, the principal of and all accrued and unpaid interest on all the Senior Notes may be declared due and payable by the trustee, The Bank of New York Trust Company, N.A., or the holders of at least 25% in principal amount of the outstanding Senior Notes. Such events of default include, but are not limited to, payment default, covenant defaults, material payment defaults (other than under the Senior Notes) and voluntary or involuntary bankruptcy proceedings. As of June 30, 2006, we were in compliance with the covenants of our Senior Notes.

On September 22, 2006, we received a letter from CEDE & Co. ("CEDE") sent on behalf of certain holders of our 5.20% Senior Notes due 2015 (the "5.20% Senior Notes") issued by us under that certain Indenture dated June 6, 2005 (the "Indenture") between us and The Bank of New York Trust Company, N.A. (the "Trustee") advising us that we were in default of our covenants. The letter alleged that our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 by September 13, 2006, was a default under the terms of the Indenture. On September 29, 2006, we received a letter from CEDE sent on behalf of the same persons declaring an acceleration with respect to the 5.20% Senior Notes, as a result of our failure to remedy the purported default set forth in the September 22 letter related to our failure to timely file our Annual Report on Form 10-K for the period ended June 30, 2006. The September 29 letter declared that the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 5.20% Senior Notes were due and payable immediately, and demanded payment of all amounts owed in respect of the 5.20% Senior Notes.

On September 29, 2006 we received a letter from the Trustee with respect to the 5.20% Senior Notes. The letter alleged that we were in default of our covenants under the Indenture with respect to the 5.20% Senior Notes, as the result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 on or before September 28, 2006. On October 6, 2006, we received a letter from the Trustee declaring an acceleration with respect to the 5.20% Senior Notes as a result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 on or before September 28, 2006. The October 6, 2006 letter declared the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 5.20% Senior Notes to be due and payable immediately, and demanded payment of all amounts owed in respect of the 5.20% Senior Notes.

In addition, our 4.70% Senior Notes due 2010 (the "4.70% Senior Notes") were also issued under the Indenture and have identical default and acceleration provisions as the 5.20% Senior Notes. On October 9, 2006, we received letters from certain holders of the 4.70% Senior Notes issued by us under the Indenture, advising us that we were in default of our covenants under the Indenture. The letters alleged that our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 by September 13, 2006, was a default under the terms of the Indenture. On November 9, 10 and 16, 2006, we received letters from CEDE sent on behalf of certain holders of our 4.70% Senior Notes, declaring an acceleration of the 4.70% Senior Notes as the result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006. The November 9, 10 and 16, 2006 letters declared the principal amount and premium, if any, and accrued and unpaid interest, if any, on the 4.70% Senior Notes to be due and payable immediately, and demanded payment of all amounts owed under the 4.70% Senior Notes.

It is our position that no default has occurred under the Indenture and that no acceleration has occurred with respect to the 5.20% Senior Notes or the 4.70% Senior Notes or otherwise under the Indenture. Further we have filed a lawsuit against the Trustee in the United States District Court, Northern District of Texas, Dallas Division, seeking a declaratory judgment affirming our position. On January 8, 2007, the Court entered an order substituting Wilmington Trust Company for the Bank of New York. On January 16, 2007, Wilmington Trust Company filed an answer and counterclaim. The counterclaim seeks immediate payment of all principal and accrued and unpaid interest on the Senior Notes. Alternatively, the counterclaim seeks damages measured by the difference between the fair market value of the Senior Notes on or about September 22, 2006 and par value of the Senior Notes.

Unless and until there is a final judgment rendered in the lawsuit described above (including any appellate proceedings), no legally enforceable determination can be made as to whether the failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 is a default under the Indenture as alleged by the letters referenced above. If there is a final legally enforceable determination that the failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 is a default under the Indenture, and that acceleration with respect to the Senior Notes was proper, the principal and premium, if any, and all accrued and unpaid interest, if any, on the Senior Notes would be immediately due and payable.

In the event the claim of default against us made by certain holders of the Senior Notes is upheld in a court of law and we are required to payoff the Senior Notes, it is most likely that we would utilize the Credit Facility to fund such payoff. Under the terms of the Credit Facility, we can utilize borrowings under the Revolving Credit Facility, subject to certain liquidity requirements, or may seek additional commitments for funding under the Term Loan Facility of the Credit Facility. We estimate we have sufficient liquidity to meet both the needs of our operations and any potential payoff of the Senior Notes. While we do have availability under our Credit Facility to draw funds to repay the Senior Notes, there may be a decrease in our credit availability that could otherwise be used for other corporate purposes, such as acquisitions and share repurchases.

If our Senior Notes are refinanced or the determination is made that the outstanding balance is due to the noteholders, the remaining unrealized loss on forward interest rate agreements reported in other comprehensive income of $16.3 million ($10.2 million, net of income tax), unamortized deferred financing costs of $3.2 million ($2.1 million, net of income tax) and unamortized discount of $0.6 million ($0.4 million, net of income tax) associated with our Senior Notes as of June 30, 2006 may be adjusted and reported as interest expense in our Consolidated Statement of Income in the period of refinancing or demand.

On December 19, 2006, we entered into an Instrument of Resignation, Appointment and Acceptance with The Bank of New York Trust Company, N.A. and Wilmington Trust Company, whereby The Bank of New York Trust Company, N.A. resigned as trustee, as well as other offices or agencies, with respect to the Senior Notes, and was replaced by Wilmington Trust Company.

Other

During fiscal year 2006, capital leases increased approximately $16.5 million, primarily due to leases for equipment related to new business, net of payments.

Interest

Cash payments for interest for the years ended June 30, 2006, 2005 and 2004 were approximately $56.3 million, $13.1 million and $16.4 million, respectively. The increase in cash payments for interest during fiscal year 2006 was due to amounts borrowed related to our Tender Offer in the third quarter of fiscal year 2006 and a full year of interest in fiscal year 2006 on our Senior Notes. Accrued interest was $11 million and $5.5 million at June 30, 2006 and 2005, respectively.

14. OTHER LONG-TERM LIABILITIES

The following summarizes other long-term liabilities at June 30, 2006 and 2005 (in thousands):

	June 30,	
	2006	2005 (as restated)
Deferred compensation, pension and other post-retirement obligations	$ 95,911	$ 80,550
Unearned revenue	95,870	48,180
Income taxes payable and estimated penalties and interest on income tax underpayment deficiencies resulting from certain disallowed Section 162(m) executive compensation deductions	37,842	35,913
Other	46,026	55,001
Total	$275,649	$219,644

The increase in unearned revenue at June 30, 2006 is primarily due to liabilities assumed in the acquisition of the Transport Revenue business.

15. INCOME TAXES

Income tax expense (benefit) is comprised of the following (in thousands):

	Year ended June 30,		
	2006	2005 (as restated)	2004 (as restated)
Current:			
U.S. Federal	$ 92,090	$116,334	$202,109
State	11,508	18,170	25,246
Foreign	11,208	3,594	5,103
Total current expense	114,806	138,098	232,458
Deferred:			
U.S. Federal	75,168	76,051	58,990
State	10,010	8,555	5,704
Foreign	(477)	211	267
Total deferred expense	84,701	84,817	64,961
Total income tax expense	$199,507	$222,915	$297,419

Deferred tax assets (liabilities) consist of the following (in thousands):

	June 30,	
	2006	2005 (as restated)
Deferred tax assets:		
Accrued expenses not yet deductible for tax purposes	$ 50,454	$ 39,756
Unearned revenue	22,548	14,436
Tax credits and loss carryforwards	57,361	66,931
Stock-based compensation	16,515	9,198
Divestiture-related accruals	4,845	5,826
Forward agreements	6,321	7,084
Other	872	—
Subtotal	158,916	143,231
Deferred tax assets valuation allowance	(14,594)	(14,475)
Total deferred tax assets	144,322	128,756
Deferred tax liabilities:		
Goodwill amortization	(280,830)	(208,975)
Depreciation and amortization	(135,908)	(101,030)
Unbilled revenue	(41,835)	(54,187)
Prepaid and receivables	(35,229)	(26,741)
Other	—	(3,832)
Total deferred tax liabilities	(493,802)	(394,764)
Net deferred tax liabilities	$(349,480)	$(266,009)

At June 30, 2006, we had available unused domestic net operating loss carryforwards ("NOLs"), net of Internal Revenue Code Section 382 limitations, of approximately $115.2 million which will expire over various periods from 2010 through 2024. We also had foreign net operating loss carryforwards of approximately $9.8 million, of which approximately $2.6 million expire between 2007 and

2013, with the remainder having indefinite lives. The change in tax credits and loss carryforwards from June 30, 2005 to June 30, 2006 is primarily due to current year usage of net operating losses and the expiration of capital loss carryforwards. A valuation allowance of $14.6 million and $14.5 million was recorded at June 30, 2006 and June 30, 2005, respectively, against deferred tax assets associated with net operating losses and tax credit carryforwards for which realization of any future benefit is uncertain due to taxable income limitations. We routinely evaluate all deferred tax assets to determine the likelihood of their realization.

The depreciation and amortization related deferred tax liabilities increased during the years ended June 30, 2006 and 2005 predominantly due to current tax deductions for acquired intangibles and depreciation. Generally, since the adoption of SFAS 142 eliminates the book goodwill amortization, the difference between the cumulative book and tax bases of goodwill will continue to grow as current tax deductions are realized. As of June 30, 2006 and 2005, the amount of deductible goodwill was approximately $2 billion.

Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows (in thousands):

	Year ended June 30,		
	2006	2005 (as restated)	2004 (as restated)
Statutory U.S. Federal income tax	$195,410	$221,369	$286,702
State income taxes, net	13,505	19,396	19,806
Section 162(m) disallowance	—	870	1,657
Basis difference on sales of subsidiaries	(449)	(9,594)	(5,595)
Research and development tax credits	—	(4,674)	(6,068)
Foreign benefits	(5,259)	(2,734)	(701)
Other	(3,700)	(1,718)	1,618
Total income tax expense	$199,507	$222,915	$297,419

The effective tax rate for fiscal years 2006, 2005 and 2004 was 35.7%, 35.2% and 36.3%, respectively.

Cumulative undistributed earnings of non-U.S. subsidiaries for which U.S. taxes have not been provided are included in consolidated retained earnings in the amount of approximately $70.9 million, $36.5 million and $16.8 million as of June 30, 2006, 2005, and 2004, respectively. These earnings are intended to be permanently reinvested outside the U.S. If future events necessitate that these earnings should be repatriated to the U.S., an additional tax provision and related liability may be required. If such earnings were distributed, U.S. income taxes would be partially reduced by available credits for taxes paid to the jurisdictions in which the income was earned.

On October 22, 2004, the President signed into law the American Jobs Creation Act of 2004 (the "Act"). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. Financial Accounting Standards Board Staff Position 109-2 "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" allows companies additional time beyond that provided in Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" to determine the impact of the Act on its financial statements and provides guidance for the disclosure of the impact of the Act on the financial statements. This incentive expired June 30, 2006. We did not repatriate any amounts prior to the expiration of this provision, and accordingly, we have not recognized any income tax expense related to this repatriation provision.

Federal, state and foreign income tax payments, net of refunds during the years ended June 30, 2006, 2005, and 2004 were approximately $102.2 million, $118.9 million, and $189.6 million, respectively. Taxes paid in fiscal year 2004 include $88.1 million related to the gain on the Divested Federal Business (see Note 5).

16. COMMON STOCK

Our Class A common stock trades publicly on the New York Stock Exchange (symbol "ACS") and is entitled to one vote per share. Our Class B common stock is entitled to ten votes per share. Class B shares are convertible, at the holder's option, into Class A shares, but until converted carry significant transfer restrictions.

In June 2006, our Board of Directors authorized a share repurchase program of up to $1 billion of our Class A common stock. The program, which was open ended, allowed us to repurchase our shares on the open market, from time to time, in accordance with the requirements of SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares to be purchased and the timing of purchases was based on the level of cash and debt balances, general business conditions, and other factors, including alternative investment opportunities. As of June 30, 2006, we had repurchased approximately 5.5 million shares at a total cost of approximately $269.3 million and retired approximately 3.2 million of those shares. As of June 30, 2006, we had initiated purchases that had not yet settled for 1.3 million shares of our common stock with a total cost of $66.4 million.

Prior to the Tender Offer (defined below), our Board of Directors authorized three share repurchase programs totaling $1.75 billion of our Class A common stock. On September 2, 2003, we announced that our Board of Directors authorized a share repurchase program of up to $500 million of our Class A common stock; on April 29, 2004, we announced that our Board of Directors authorized a new, incremental share repurchase program of up to $750 million of our Class A common stock, and on October 20, 2005, we announced that our Board of Directors authorized an incremental share repurchase program of up to $500 million of our Class A common stock. These share repurchase plans were terminated on January 25, 2006 by our Board of Directors in contemplation of our Tender Offer, which was announced January 26, 2006 and expired March 17, 2006 (see Note 17). The programs, which were open-ended, allowed us to repurchase our shares on the open market from time to time in accordance with SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares purchased and the timing of purchases was based on the level of cash and debt balances, general business conditions and other factors, including alternative investment opportunities, and purchases under these plans were funded from various sources, including, but not limited to, cash on hand, cash flow from operations, and borrowings under our credit facilities. Under our previously authorized share repurchase programs during fiscal years 2006, 2005 and 2004, we had repurchased approximately 2.2 million, 4.9 million and 15 million shares, respectively, at a total cost of approximately $115.8 million, $250.8 million and $743.2 million, respectively. We have reissued approximately 0.3 million, 0.6 million and 0.1 million shares, respectively, for proceeds of approximately $17.9 million, $28.5 million and $4.6 million, respectively, to fund contributions to our employee stock purchase plan and 401(k) plan during fiscal years 2006, 2005 and 2004, respectively.

17. TENDER OFFER

On January 26, 2006, we announced that our Board of Directors authorized a modified "Dutch Auction" tender offer to purchase up to 55.5 million shares of our Class A common stock at a price per share not less than $56 and not greater than $63 (the "Tender Offer"). The Tender Offer commenced on February 9, 2006, and expired on March 17, 2006 (as extended), and was funded with proceeds from the Term Loan Facility. Our directors and executive officers, including our Chairman, Darwin Deason, did not tender shares pursuant to the Tender Offer. The number of shares purchased in the Tender Offer was 7,365,110 shares of Class A common stock at an average price of $63 per share plus transaction costs, for an aggregate purchase amount of $475.9 million. All of the shares purchased in the Tender Offer were retired as of June 30, 2006.

Voting Rights of Our Chairman

In connection with the Tender Offer, Mr. Deason entered into a Voting Agreement with the Company dated February 9, 2006 (the "Voting Agreement") in which he agreed to limit his ability to cause the additional voting power he would hold as a result of the Tender Offer to affect the outcome of any matter submitted to the vote of the stockholders of the Company after consummation of the Tender Offer. Mr. Deason agreed that to the extent his voting power immediately after the Tender Offer increased above the percentage amount of his voting power immediately prior to the Tender Offer, Mr. Deason would cause the shares representing such additional voting power (the "Excess Voting Power") to appear, not appear, vote or not vote at any meeting or pursuant to any consent solicitation in the same manner, and in proportion to, the votes or actions of all stockholders including Mr. Deason whose Class A and Class B shares shall, solely for the purpose of proportionality, be counted on a one for one vote basis (even though the Class B shares have ten votes per share).

As the result of the purchase of 7.4 million shares of Class A common stock in the Tender Offer, Mr. Deason's percentage increase in voting power above the percentage amount of his voting power immediately prior to the Tender Offer was approximately 1.5%.

The Voting Agreement will have no effect on shares representing the approximately 36.7% voting power of the Company held by Mr. Deason prior to the Tender Offer, which Mr. Deason will continue to have the right to vote in his sole discretion, or on any increase in his voting percentage as a result of any share repurchases by the Company. The Voting Agreement also does not apply to any Class A shares that Mr. Deason may acquire after the Tender Offer through his exercise of stock options, open market purchases or in any future transaction that we may undertake (including any increase in voting power related to any Company share repurchase program). Other than as expressly set forth in the Voting Agreement, Mr. Deason continues to have the power to exercise all rights attached to the shares he owns, including the right to dispose of his shares and the right to receive any distributions thereon.

The Voting Agreement will terminate on the earliest of (i) the mutual agreement of the Company (authorized by not less than a majority of the vote of the then independent and disinterested directors) and Mr. Deason, (ii) the date on which Mr. Deason ceases to hold any Excess Voting Power, as calculated in the Voting Agreement, or (iii) the date on which all Class B shares are converted into Class A shares.

Mr. Deason and a special committee of the Board of Directors, consisting of our four independent directors, have not reached an agreement regarding the fair compensation to be paid to Mr. Deason for entering into the Voting Agreement. However, whether or not Mr. Deason and our special committee are able to reach agreement on compensation to be paid to Mr. Deason, the Voting Agreement will remain in effect.

18. PENSION AND OTHER POST-EMPLOYMENT PLANS

In connection with the acquisition of the Acquired HR Business, we assumed pension plans for the Acquired HR Business employees located in Canada and the United Kingdom ("UK"). The Canadian Acquired HR Business has both a funded basic pension plan and an unfunded excess pension plan. The UK pension scheme is a funded plan. These defined benefit plans provide benefits for participating employees based on years of service and average compensation for a specified period before retirement. We have established June 30 as our measurement date for these defined benefit plans. The net periodic benefit costs for these plans are included in wages and benefits in our Consolidated Statements of Income from the effective date of the acquisition, May 1, 2005.

The measurement of the pension benefit obligation of the plans at the acquisition date was accounted for using the business combination provisions in SFAS No. 87, therefore, all previously existing unrecognized net gain or loss, unrecognized prior service cost, or unrecognized net obligation or net asset existing prior to the date of the acquisition was included in our calculation of the pension benefit obligation recorded at acquisition.

In addition to these pension plans, we also assumed a post-employment medical plan for Acquired HR Business employees and retirees in Canada. The amount of health care benefits is limited to lifetime maximum and age limitations as described in the plan.

In December 2005, we adopted a pension plan for the U.S. employees of Buck Consultants, LLC, a wholly owned subsidiary, which was acquired in connection with the Acquired HR Business. The U.S. pension plan is a funded plan. We have established June 30 as our measurement date for this defined benefit plan. The plan recognizes service for eligible employees from May 26, 2005, the date of the acquisition of the Acquired HR Business. We recorded prepaid pension costs and projected benefit obligation of $2 million related to this prior service which will be amortized over approximately 9.3 years and included in the net periodic benefit costs which is included in wages and benefits in our Consolidated Statements of Income. This plan was unfunded as of June 30, 2006.

A small group of employees located in Germany participate in a pension plan. This plan is not material to our results of operations or financial position and is not included in the disclosures below. A group of employees acquired with Transport Revenue participate in a multi-employer pension plan in Switzerland. Contributions to the plan are not considered material to our Consolidated Statements of Income.

Benefit obligations

The following table provides a reconciliation of the changes in the defined benefit plans' benefit obligations (in thousands):

	As of June 30,					
	2006			2005		
	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan
Reconciliation of benefit obligation:						
Obligation at beginning of period	$89,728	$ —	$ 376	$ —	$—	$ —
Obligations assumed in business combinations	—	—	—	84,434	—	342
Service cost	5,195	2,266	21	751	—	3
Interest cost	4,725	68	21	739	—	3
Plan amendments	72	2,024	—	—	—	—
Actuarial (gain) loss	(2,256)	(627)	(169)	6,536	—	21
Foreign currency exchange rate changes	3,492	—	30	(2,443)	—	9
Benefit payments	(2,419)	—	(13)	(289)	—	(2)
Obligation at end of period	$98,537	$3,731	$ 266	$89,728	$—	$376

Costs (income) of plans

The following table provides the components of net periodic benefit cost (in thousands):

	For the years ended June 30,					
	2006			2005		
	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan
Components of net periodic benefit cost:						
Defined benefit plans:						
Service cost	$ 5,195	$2,266	$21	$ 751	$—	$ 3
Interest cost	4,725	68	21	739	—	3
Expected return on assets	(4,952)	—	—	(536)	—	—
Amortization of prior service costs	—	128	—	—	—	—
Net periodic benefit cost for defined benefit plans	$ 4,968	$2,462	$42	$ 954	$—	$ 6

Plan assets

The following table provides a reconciliation of the changes in the fair value of plan assets (in thousands):

	For the years ended June 30,					
	2006			2005		
	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan	Non-U.S. Pension Plans	U.S. Pension Plan	Other Benefit Plan
Reconciliation of fair value of plan assets:						
Fair value of plan assets at beginning of period	$68,195	$—	$—	$ —	$—	$—
Assets assumed in business combinations	—	—	—	67,621	—	—
Actual return on plan assets	5,093	—	—	2,330	—	—
Amendments	72	—	—	—	—	—
Foreign currency exchange rate changes	2,204	—	—	(2,395)	—	—
Employer contributions	4,559	1	—	928	—	—
Benefit payments	(2,419)	—	—	(289)	—	—
Fair value of plan assets at end of period	$77,704	$ 1	$—	$68,195	$—	$—

The following table provides the weighted-average asset allocation of all pension plan assets, by asset category:

	For the Years Ended June 30,	
	2006	2005
Mutual fund — equity securities	62%	40
Mutual fund — debt securities	30%	23
Cash and cash equivalents	7%	32
Mutual fund — real estate	1%	5
Total	100%	100

There are no holdings in shares or debt issued by us included in the pension plan assets.

We made contributions to the pension plans of approximately $4.6 million and $0.9 million in fiscal years 2006 and 2005, respectively. In addition, approximately $21.5 million related to a purchase price adjustment received from Mellon Financial Corporation was funded into the pension plans prior to June 30, 2005. This amount is included in the plans' cash and cash equivalents at June 30, 2005 and was subsequently invested pursuant to the plans' target asset allocations.

Funded status of defined benefit pension plans

The following table provides a statement of funded status (in thousands):

	As of June 30,			
	2006		2005	
	Funded Plans	Unfunded Plan	Funded Plans	Unfunded Plan
Non-U.S. Plans				
Accumulated benefit obligation (ABO)	$68,318	$10,673	$62,965	$ 9,963
Projected benefit obligation (PBO)	86,689	11,848	78,819	10,909
Fair value of assets	77,704	—	68,195	—
U.S. Plan				
Accumulated benefit obligation (ABO)	$ —	$ 2,926	$ —	$ —
Projected benefit obligation (PBO)	—	3,731	—	—
Fair value of assets	—	1	—	—

	As of June 30,			
	2006		2005	
	Pension Plans	Other Benefit Plan	Pension Plans	Other Benefit Plan
Non-U.S. Plans				
Funded status	$(20,833)	$(266)	$(21,533)	$(376)
Unrecognized gain (loss)	2,424	(152)	4,690	21
Net amount recognized	$(18,409)	$(418)	$(16,843)	$(355)
U.S. Plan				
Funded status at June 30, 2005	$ (3,730)	$ —	$ —	$ —
Unrecognized prior services cost	1,896	—	—	—
Unrecognized gain (loss)	(627)	—	—	—
Net amount recognized	$ (2,461)	$ —	$ —	$ —

The following table reflects amounts recognized in the statement of financial position (in thousands):

	As of June 30,			
	2006		2005	
	Pension Plans	Other Benefit Plan	Pension Plans	Other Benefit Plan
Non-U.S. Plans				
Accrued benefit liability	$(18,409)	$(418)	$(16,843)	$(355)
Intangible asset	—	—	—	—
Net amount recognized	$(18,409)	$(418)	$(16,843)	$(355)
U.S. Plan				
Accrued benefit liability	$ (2,925)	$ —	$ —	$ —
Intangible asset	464	—	—	—
Net amount recognized	$ (2,461)	$ —	$ —	$ —

As of the measurement date, June 30, 2006, the fair value of plan assets exceeded the accumulated benefit obligation for the Canadian basic pension plan and the UK pension scheme. The U.K. and Canadian funded plans are underfunded on a PBO basis as of June 30, 2006.

Assumptions for calculating benefit obligations and net periodic benefit cost

The following table summarizes the weighted-average assumptions used in the determination of our benefit obligation:

	As of June 30,			
	2006		2005	
	Pension Plans	Other Benefit Plan	Pension Plans	Other Benefit Plan
Non-U.S. Plans				
Discount rate	5.00% — 5.75%	5.75%	5.00% — 5.25%	5.25%
Rate of increase in compensation levels	4.25% — 4.40%	N/A	4.25% — 4.40%	N/A
U.S. Plan				
Discount rate	6.50%	N/A	N/A	N/A
Rate of increase in compensation levels	3.50%	N/A	N/A	N/A

The following table summarizes the assumptions used in the determination of our net periodic benefit cost:

	For the year ended June 30, 2006		For the period from May 1, 2005 through June 30, 2005	
	Pension Plans	Other Benefit Plan	Pension Plans	Other Benefit Plan
Non-U.S. Plans				
Discount rate	5.00% — 5.75%	5.75%	5.25% — 5.75%	5.75%
Long-term rate of return on assets	7.00% — 7.50%	N/A	7.00% — 7.50%	N/A
Rate of increase in compensation levels	4.25% — 4.40%	N/A	4.25% — 4.40%	N/A
U.S. Plan				
Discount rate	5.75%	N/A	N/A	N/A
Long-term rate of return on assets	N/A	N/A	N/A	N/A
Rate of increase in compensation levels	3.00%	N/A	N/A	N/A

Our discount rate is determined based upon high quality corporate bond yields as of the measurement date. The table below illustrates the effect of increasing or decreasing the discount rates by 25 basis points (in thousands):

	For the Year Ended June 30, 2006		For the period from May 1, 2005 through June 30, 2005	
	Plus .25%	Less .25%	Plus .25%	Less .25%
Non-U.S. Plans				
Effect on pension benefit obligation	$(5,055)	$5,155	$(4,490)	$4,692
Effect on service and interest cost	$ (432)	$ 450	$ (380)	$ 399
U.S. Plan				
Effect on pension benefit obligation	$ (164)	$ 174	N/A	N/A
Effect on service and interest cost	$ (104)	$ 110	N/A	N/A

We estimate the long-term rate of return on UK and Canadian plan assets will be 7% and 7.5%, respectively, based on the long-term target asset allocation. As of June 30, 2006, the U.S. plan was not funded. We expect to fund the U.S. plan in fiscal year 2007 upon adoption of investment policies for the plan. Expected returns for the following asset classes used in the plans are based on a combination of long-term historical returns and current and expected market conditions.

The UK pension scheme's target asset allocation is 50% equity securities, 40% debt securities and 10% in real estate. External investment managers actively manage all of the asset classes. The target asset allocation has been set by the plan's trustee board with a view to meeting the long-term return assumed for setting the employer's contributions while also reducing volatility relative to the plan's liabilities. The managers engaged by the trustees manage their assets with a view to seeking moderate out-performance of appropriate benchmarks for each asset class. At this time, the trustees do not engage in any alternative investment strategies, apart from UK commercial property.

The Canadian funded plan's target asset allocation is 37% Canadian provincial and corporate bonds, 33% larger capitalization Canadian stocks, 25% developed and larger capitalization Global ex Canada stocks (mainly U.S. and international stocks) and 5% cash and cash equivalents. A single investment manager actively manages all of the asset classes. This manager uses an equal blend of large cap value and large cap growth for stocks in order to participate in the returns generated by stocks in the long-term, while reducing year-over-year volatility. The bonds are managed using a core approach where multiple strategies are engaged such as interest rate anticipation, credit selection and yield curve positioning to mitigate overall risk. At this time, the manager does not engage in any alternative investment strategies.

SFAS 106 requires the disclosure of assumed healthcare cost trend rates for next year used to measure the expected cost of benefits covered. For measurement purposes, an 8.3% composite annual rate of increase in the per capita costs of covered healthcare benefits was assumed for fiscal year 2007; this rate was assumed to decrease gradually to 4.5% by 2013 and remain at that level thereafter. The healthcare cost trend rate assumption may have a significant effect on the SFAS 106 projections. The table below illustrates the effect of increasing or decreasing the assumed healthcare cost trend rates by one percentage point for each future year (in thousands):

	For the Year Ended June 30, 2006		For the period from May 1, 2005 through June 30, 2005	
	Plus 1%	Less 1%	Plus 1%	Less 1%
Effect on pension benefit obligation	$30	$(27)	$55	$(48)
Effect on service and interest cost	$ 4	$ (4)	$ 7	$ (6)

Expected Cash Flows

We expect to contribute approximately $11 million to our pension plans in fiscal year 2007.

The following table summarizes the estimated benefit payments, which include amounts to be earned by active plan employees through expected future service for all pension plans over the next ten years as of June 30, 2006 (in thousands):

	Pension Plans		Other Benefit Plan
	Non-U.S. Plans	U.S. Plan	
2007	$ 2,823	$ 24	$17
2008	2,884	57	18
2009	2,987	114	19
2010	2,861	188	18
2011	3,084	302	13
2012-2016	19,808	4,320	64

Supplemental executive retirement plan

In December 1998, we entered into a Supplemental Executive Retirement Agreement with Mr. Deason, which was amended in August 2003 to conform the normal retirement date specified therein to our fiscal year end next succeeding the termination of the Employment Agreement between Mr. Deason and us. The normal retirement date under the Supplemental Executive Retirement Agreement was subsequently amended in June 2005 to conform to the termination date of the Employment Agreement with the exception of the determination of any amount deferred in taxable years prior to January 1, 2005 for purposes of applying the provisions of the American Jobs Creation Act of 2004 and the regulations and interpretive guidance published pursuant thereto (the "AJCA"). Pursuant to the Supplemental Executive Retirement Agreement, which was reviewed and approved by the Board of Directors, Mr. Deason will receive a benefit upon the occurrence of certain events equal to an actuarially calculated amount based on a percentage of his average monthly compensation determined by his monthly compensation during the highest thirty-six consecutive calendar months from among the 120 consecutive calendar months ending on the earlier of his termination of employment or his normal retirement date. The amount of this benefit payable by us will be offset by the value of particular options granted to Mr. Deason (including 150,000 shares covered by options granted in October 1998 with an exercise price of $11.53 per share and 300,000 shares granted in August 2003 with an exercise price of $44.10). To the extent that we determine that our estimated actuarial liability under the Supplemental Executive Retirement Agreement exceeds the "in the money" value of such options, such deficiency would be reflected in our results of operations as of the date of such determination. In the event that the value of the options granted to Mr. Deason exceeds the benefit, such excess benefit would accrue to Mr. Deason and we would have no further obligation under the Supplemental Executive Retirement Agreement. The percentage applied to the average monthly compensation is 56% for benefit determinations made on or any time after May 18, 2005. The events triggering the benefit are retirement, total and permanent disability, death, resignation, and change in control or termination for any reason other than cause. The benefit will be paid in a lump sum or, at the election of Mr. Deason, in monthly installments over a period not to exceed ten years. We have estimated that our obligation with respect to Mr. Deason under the Supplemental Executive Retirement Agreement was approximately $8.2 million at June 30, 2006. The value (the excess of the market price over the option exercise price) of the options at June 30, 2006 was $8.3 million. If the payment is caused by a change in control and at such time Mr. Deason would be subject to an excise tax under the Code with respect to the benefit, the amount of the benefit will be grossed-up to offset this tax.

Deferred compensation plans

We offer a deferred compensation plan to employees who meet specified compensation criteria. The assets and liabilities of this plan are included in our consolidated financial statements. Approximately 1,100 employees participate in the plan. Participants may elect to defer a specified percentage of base salary and incentive compensation annually. The assets of the plan as of June 30, 2006 and 2005 were $39 million and $29.2 million, respectively, and were included in other assets in our Consolidated Balance Sheets. Liabilities of the plan, representing participants' account balances, were $41.8 million and $32 million at June 30, 2006 and 2005, respectively, and were included in other long-term liabilities in our Consolidated Balance Sheets.

In connection with the acquisition of the Acquired HR Business, we assumed a deferred compensation plan for certain Acquired HR Business employees. This plan is currently closed to new contributions. The assets and liabilities of this plan are included in our consolidated financial statements as of the date of acquisition. Approximately 100 employees participate in the plan. The assets of the plan as of June 30, 2006 and 2005 were $25.4 million and $24 million, respectively, and were included in other assets in our Consolidated Balance Sheets. Liabilities of the plan, representing participants' account balances, were $29 million and $30.6 million at June 30, 2006 and 2005, respectively, and were included in other long-term liabilities in our Consolidated Balance Sheets.

Other contributory plans

We have contributory retirement and savings plans, which cover substantially all employees and allow for discretionary matching contributions by us as determined by our Board of Directors. Contributions made by us to certain plans during the years ended June 30, 2006, 2005, and 2004 were approximately $15 million, $13.4 million and $14.8 million, respectively.

19. EARNINGS PER SHARE

Basic earnings per share of common stock is computed using the weighted average number of our common shares outstanding during the period. Diluted earnings per share is adjusted for the after-tax impact of interest on our 3.5% Convertible Subordinated Notes due February 15, 2006 (the "Convertible Notes") and reflects the incremental shares that would be available for issuance upon the assumed exercise of stock options and conversion of the Convertible Notes. The Convertible Notes were converted to common shares in February 2004.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year ended June 30,		
	2006	2005 (as restated)	2004 (as restated)
Numerator:			
Numerator for earnings per share — Income available to common stockholders	$358,806	$409,569	$521,728
Effect of dilutive securities:			
Interest on Convertible Notes (net of income tax)	—	—	5,196
Numerator for earnings per share assuming dilution — Income available to common stockholders	$358,806	$409,569	$526,924
Denominator:			
Weighted average shares outstanding (basic)	123,197	127,560	131,498
Effect of dilutive securities:			
Convertible Notes	—	—	4,750
Stock options	1,830	2,996	3,632
Total potential common shares	1,830	2,996	8,382
Denominator for earnings per share assuming dilution	125,027	130,556	139,880
Earnings per share (basic)	$ 2.91	$ 3.21	$ 3.97
Earnings per share assuming dilution	$ 2.87	$ 3.14	$ 3.77

Additional dilution from assumed exercises of stock options is dependent upon several factors, including the market price of our common stock. During fiscal year 2006, 2005 and 2004, options to purchase approximately 5,136,000, 1,075,000, and 194,000 shares of common stock, respectively, were outstanding but were not included in the computation of diluted earnings per share because the average market price of the underlying stock did not exceed the sum of the option exercise price, unrecognized compensation expense and the windfall tax benefit.

The calculation of diluted earnings per share requires us to make certain assumptions related to the use of proceeds that would be received upon the assumed exercise of stock options. These assumed proceeds include the excess tax benefit that we receive upon assumed exercises. We calculate the assumed proceeds from excess tax benefits based on the deferred tax assets actually recorded without consideration of "as if" deferred tax assets calculated under the provisions of SFAS 123(R).

20. FINANCIAL INSTRUMENTS

Long-term Debt

As of June 30, 2006 and 2005, the fair values of our Senior Notes approximated $448 million and $496.5 million, respectively, based on quoted market prices.

As of June 30, 2006 and 2005, the fair values of balances outstanding under our Credit Facility and Prior Facility approximated the related carrying values.

Derivatives and hedging instruments

We hedge the variability of a portion of our anticipated future Mexican peso cash flows through foreign exchange forward agreements. The agreements are designated as cash flow hedges of forecasted payments related to certain operating costs of our Mexican operations. As of June 30, 2006, the notional amount of these agreements totaled 217.5 million pesos ($19.5 million) and expire at various dates over the next 12 months. We had no foreign exchange forward agreements outstanding at June 30, 2005. Upon termination of these agreements, we will purchase Mexican pesos at the exchange rates specified in the forward agreements to be used for payments on our forecasted Mexican peso operating costs. As of June 30, 2006, the unrealized loss on these foreign exchange forward agreements, reflected in accumulated other comprehensive loss, was $0.5 million ($0.3 million, net of income tax).

As part of the Transport Revenue acquisition, we acquired foreign exchange forward agreements that hedge our French operation's Euro foreign exchange exposure related to its Canadian dollar and United States dollar revenues. These agreements do not qualify for hedge accounting under SFAS 133. As a result, we recorded a gain on hedging instruments of $1.7 million ($1.1 million, net of income tax) for the year ended June 30, 2006 in other non-operating income, net in our Consolidated Statements of Income. As of June 30, 2006, the notional amount of these agreements totaled $44.4 million Canadian dollars and $5 million U.S. dollars, respectively, and are set to expire at various times over the next four years, and a liability was recorded for the related fair value of approximately $4.1 million.

In order to hedge the variability of future interest payments related to our Senior Notes resulting from changing interest rates, we entered into forward interest rate agreements in April 2005. The agreements were designated as cash flow hedges of forecasted interest payments in anticipation of the issuance of the Senior Notes. The notional amount of the agreements totaled $500 million and the agreements were terminated in June 2005 upon issuance of the Senior Notes. The settlement of the forward interest rate agreements of $19 million ($12 million, net of income tax) was recorded in accumulated other comprehensive loss, and will be amortized as an increase in reported interest expense over the term of the Senior Notes, with approximately $2.5 million to be amortized over the next 12 months. During fiscal years 2006 and 2005, we amortized approximately $2.5 million and $0.2 million, respectively, to interest expense. The amount of gain or loss related to hedge ineffectiveness was not material.

Investments

As of June 30, 2006 and 2005, as part of our deferred compensation plan, we held investments in mutual funds with a fair market value of $25.4 million and $24.0 million, respectively. See Note 18 for more information on the deferred compensation plan. We recorded gains on these investments of $1.4 million for fiscal year 2006. The unrealized gain or loss on these investments for fiscal year 2005 and 2004 was not material.

In fiscal year 2006, we purchased approximately $17.3 million of U.S. Treasury Notes in conjunction with a contract in our Government segment, and pledged them in accordance with the terms of the contract to secure our performance. The U.S. Treasury Notes are accounted for as held to maturity pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and are reflected in other assets in our Consolidated Balance Sheet at June 30, 2006.

21. COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for reporting and display of comprehensive income and its components in financial statements. The objective of SFAS 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total of net income and all other non-owner changes within a company's equity.

The components of comprehensive income are as follows (in thousands):

	Year ended June 30,		
	2006	2005 (as restated)	2004 (as restated)
Net income	$358,806	$409,569	$521,728
Other comprehensive income (loss):			
Foreign currency translation adjustment	(1,305)	4,260	(2,410)
Unrealized losses on foreign exchange forward agreements (net of income tax of $193)	(316)	—	—
Unrealized loss on forward interest rate agreements (net of income tax of $7,150)	—	(11,899)	—
Amortization of unrealized loss on forward interest rate agreements (net of income tax of $956 and $66)	1,588	110	—
Comprehensive income	$358,773	$402,040	$519,318

The following table represents the components of accumulated other comprehensive loss (in thousands):

	As of June 30,	
	2006	2005
Foreign currency gains (losses)	$ (426)	$ 879
Unrealized losses on foreign exchange forward agreements (net of income tax of $193)	(316)	—
Unrealized loss on forward interest rate agreements (net of income tax of $6.1 million and $7.1 million, respectively)	(10,201)	(11,789)
Total	$(10,943)	$(10,910)

22. RELATED PARTY TRANSACTIONS

Prior to 2002 we had guaranteed $11.5 million of certain loan obligations owed to Citicorp USA, Inc. by DDH Aviation, Inc., a corporate airplane brokerage company organized in 1997 (as may have been reorganized subsequent to July 2002, herein referred to as "DDH"). Our Chairman owned a majority interest in DDH. In consideration for that guaranty, we had access to corporate aircraft at favorable rates. In July 2002, our Chairman assumed in full our guaranty obligations to Citicorp and Citicorp released in full our guaranty obligations. As partial consideration for the release of our corporate guaranty, we agreed to provide certain administrative services to DDH at no charge until such time as DDH meets certain specified financial criteria. In the first quarter of fiscal year 2003, we purchased $1 million in prepaid charter flights at favorable rates from DDH. As of June 30, 2006 and 2005, we had $0.6 million and $0.6 million, respectively, remaining in prepaid flights with DDH. We made no payments to DDH during fiscal years 2006, 2005 and 2004.

During fiscal years 2006, 2005 and 2004, we purchased approximately $8.8 million, $9.0 million and $6.4 million, respectively, of office products and printing services from Prestige Business Solutions, Inc., a supplier owned by the daughter-in-law of our Chairman, Darwin Deason. These products and services were purchased on a competitive bid basis in substantially all cases. We believe this relationship has allowed us to obtain these products and services at quality levels and costs more favorable than would have been available through alternative market sources.

As discussed in Note 24 and in connection with the departure of Jeffrey A. Rich, our former Chief Executive Officer, in June 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by Mr. Rich. The agreement is for two years, during which time we will pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We paid approximately $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

23. COMMITMENTS AND CONTINGENCIES

We have various non-cancelable operating lease agreements for information technology equipment, software and facilities. Our facilities leases have varying terms through 2018. We have various contractual commitments to lease hardware and software and for the purchase of maintenance on such leased assets with varying terms through fiscal year 2012. Lease expense for information technology equipment, software and facilities was approximately $322.5 million, $243.2 million and $227.7 million for the years ended June 30, 2006, 2005 and 2004, respectively. A summary of these commitments at June 30, 2006 is as follows (in thousands):

Year ending June 30,	
2007	$ 335,261
2008	291,880
2009	250,193
2010	212,802
2011	132,208
Thereafter	96,746
	$1,319,090

We have entered into various contractual agreements to purchase telecommunications services. These agreements provide for minimum annual spending commitments, and have varying terms through fiscal year 2010. We estimate future payments related to these agreements will be $18.5 million, $7.2 million, $3.3 million and $0.9 million in fiscal years 2007, 2008, 2009 and 2010, respectively.

In June 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by our former Chief Executive Officer, Jeffrey A. Rich. The agreement is for two years during which time we will pay a total of $0.5 million for services. We have paid approximately $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

Regulatory Agency Investigations Relating to Stock Option Grant Practices

On March 3, 2006 we received notice from the Securities and Exchange Commission that it is conducting an informal investigation into certain stock option grants made by us from October 1998 through March 2005. On June 7, 2006 and on June 16, 2006 we received requests from the SEC for information on all of our stock option grants since 1994. We have responded to the SEC's requests for information and are cooperating in the informal investigation.

On May 17, 2006, we received a grand jury subpoena from the United States District Court, Southern District of New York requesting production of documents related to granting of our stock option grants. We have responded to the grand jury subpoena and have provided documents to the United States Attorney's Office in connection with the grand jury proceeding. We have informed the Securities and Exchange Commission and the United States Attorney's Office for the Southern District of New York of the results of our internal investigation into our stock option grant practices and will continue to cooperate with these governmental entities and their investigations.

Please see Note 2. Review of Stock Option Grant Practices and Note 24. Departure of Executive Officers in these Notes to Consolidated Financial Statements for discussions of our internal investigation of our stock option grant practices and subsequent restatement of previously filed financial statements and the departure of our Chief Executive Officer and Chief Financial Officer as a result of that investigation.

Lawsuits Related to Stock Option Grant Practices
Several derivative lawsuits have been filed in connection with our stock option grant practices generally alleging claims related to breach of fiduciary duty and unjust enrichment by certain of our directors and senior executives as follows:

Dallas County District Court

- Merl Huntsinger, Derivatively on Behalf of Nominal Defendant Affiliated Computer Services, Inc., Plaintiff, vs. Darwin Deason, Mark A. King, J. Livingston Kosberg, Dennis McCuistion, Joseph P. O'Neill, Jeffrey A. Rich and Frank A. Rossi, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, Cause No. 06-03403 in the District Court of Dallas County, Texas, 193rd Judicial District filed on April 7, 2006.
- Robert P. Oury, Derivatively on Behalf of Nominal Defendant Affiliated Computer Services, Inc., Plaintiff, vs. Darwin Deason, Mark A. King, J. Livingston Kosberg, Dennis McCuistion, Joseph P. O'Neill, Jeffrey A. Rich and Frank A. Rossi, and Affiliated Computer Services, Inc., Nominal Defendant, Cause No. 06-03872 in the District Court of Dallas County, Texas, 193rd Judicial District filed on April 21, 2006.
- Anchorage Police & Fire Retirement System, derivatively on behalf of nominal defendant Affiliated Computer Services Inc., Plaintiff v. Jeffrey Rich; Darwin Deason; Mark King; Joseph O'Neill; Frank Rossi; Dennis McCuiston; J. Livingston Kosberg; Gerald Ford; Clifford Kendall; David Black; Henry Hortenstine; Peter Bracken; William Deckelman; Affiliated Computer Services Inc. Cause No. 06-5265-A in the District Court of Dallas County, Texas, 14th Judicial District filed on June 2, 2006.

The Huntsinger, Oury, and Anchorage lawsuits were consolidated into one case in the Dallas District Court on June 5, 2006, and are now collectively known as the In Re Affiliated Computer Services, Inc. Derivative Litigation case.

U.S. District Court of Delaware

- Jeffrey T. Strauss, derivatively on behalf of Affiliated Computer Services Inc. v. Jeffrey A. Rich; Mark A. King; and Affiliated Computer Services, Inc., as defendants — U.S. District Court of Delaware, Cause No. 06-318, filed on May 16, 2006.

Delaware Chancery Court

- Jan Brandin, in the Right of and for the Benefit of Affiliated Computer Services, Inc., Plaintiff, vs. Darwin Deason, Jeffrey A. Rich, Mark A. King, Joseph O'Neill and Frank Rossi, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, Civil Action No. CA2123-N, pending before the Court of Chancery of the State of Delaware in and for New Castle County, filed on May 2, 2006.

U.S. District Court, Northern District of Texas

- Alaska Electrical Fund, derivatively on behalf of Affiliated Computer Services Inc. v. Jeffrey Rich; Joseph O'Neill; Frank A. Rossi; Darwin Deason; Mark King; Lynn Blodgett; J. Livingston Kosberg; Dennis McCuistion; Warren Edwards; John Rexford and John M. Brophy, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, U.S. District Court, Northern District of Texas, Dallas Division, Cause No. 3-06CV1110-M, filed on June 22, 2006.
- Bennett Ray Lunceford and Ann M. Lunceford, derivatively on behalf of Affiliated Computer Services Inc. v. Jeffrey Rich; Joseph O'Neill; Frank A. Rossi; Darwin Deason; Mark King; Lynn Blodgett; J. Livingston Kosberg; Dennis McCuiston; Warren Edwards; John Rexford and John M. Brophy, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, U.S. District Court, Northern District of Texas, Dallas Division, Cause No. 3-06CV1212-M, filed on July 7, 2006.

The Alaska Electrical and Lunceford cases were consolidated into one case in the U.S. District Court of Texas on August 1, 2006, and are now collectively known as the In Re Affiliated Computer Services Derivative Litigation case.

Based on the same set of facts as alleged in the above causes of action, two lawsuits have been filed under the Employee Retirement Income Security Act ("ERISA") alleging breach of ERISA fiduciary duties by the directors and officers as well as the ACS Benefits Administrative Committee for retaining ACS common stock as an investment option in the ACS Savings Plan in light of the alleged stock option issues, as follows:

U.S. District Court of Texas, Northern District of Texas

- Terri Simeon, on behalf of Herself and All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., Darwin Deason, Mark A. King, Lynn R. Blodgett, Jeffrey A. Rich, Joseph O'Neill, Frank Rossi, J. Livingston Kosberg, Dennis McCuistion, The Retirement Committee of the ACS Savings Plan, and John Does 1-30, Defendants, U.S. District Court, Northern District of Texas, Dallas Division, Civil Action No. 306-CV-1592P filed August 31, 2006.

- Kyle Burke, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., the ACS Administrative Committee, Lora Villarreal, Kellar Nevill, Gladys Mitchell, Meg Cino, Mike Miller, John Crysler, Van Johnson, Scott Bell, Anne Meli, David Lotocki, Randall Booth, Pam Trutna, Brett Jakovac, Jeffrey A. Rich, Mark A. King, Darwin Deason, Joseph P. O'Neill and J. Livingston Kosberg, U.S. District Court, Northern District of Texas, Dallas Division, Case No. 3:06-CV-02379-M.

On January 10, 2007, the Simeon case and the Burke case were consolidated and we expect that a consolidated amended complaint will be filed.

The cases described above are being vigorously defended. However, it is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Declaratory Action with Respect to Alleged Default and Purported Acceleration of our Senior Notes and Amendment, Consent and Waiver for our Credit Facility

Please see Note 13. Long-Term Debt for a discussion of the Alleged Default and Purported Acceleration of our Senior Notes and waiver, amendments and consents received for our Credit Facility.

Investigation Regarding Photo Enforcement Contract in Edmonton, Alberta, Canada

We and one of our Canadian subsidiaries, ACS Public Sector Solutions, Inc., received a summons issued February 15, 2006 by the Alberta Department of Justice requiring us and our subsidiary to answer a charge of a violation of a Canadian Federal law which prohibits giving, offering or agreeing to give or offer any reward, advantage or benefit as consideration for receiving any favor in connection with a business relationship. The charge covers the period from January 1, 1998 through June 4, 2004 and references the involvement of certain Edmonton, Alberta police officials. Two Edmonton police officials have been separately charged for violation of this law. The alleged violation relates to the subsidiary's contract with the City of Edmonton for photo enforcement services. We acquired this subsidiary and contract from Lockheed Martin Corporation in August 2001 when we acquired Lockheed Martin IMS Corporation. The contract currently is on a month-to-month term with revenues of approximately $2.3 million, $2 million and $1.9 million (U.S. dollars) in fiscal years 2006, 2005 and 2004, respectively. A renewal contract had been awarded to our subsidiary in 2004 on a sole source basis, but this renewal award was rescinded by the City of Edmonton and a subsequent request for proposals for an expanded photo enforcement contract was issued in September 2004. Prior to announcement of any award, however, the City of Edmonton suspended this procurement process pending the completion of the investigation by the Royal Canadian Mounted Police which led to the February 15, 2006 summons. We conducted an internal investigation of this matter, and based on our findings from our internal investigation, we believe that our subsidiary has sustainable defenses to the charge. We notified the U.S. Department of Justice and the U.S. Securities and Exchange Commission upon our receipt of the summons and continue to periodically report the status of this matter to them.

On October 31, 2006, legal counsel to the Alberta government withdrew the charge against ACS. The charge against our subsidiary has not been withdrawn and a preliminary hearing on this matter has been scheduled for September 7, 2007. We are unable to express an opinion as to the likely outcome of this matter at this time. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Investigation Concerning Procurement Process at Hanscom Air Force Base
One of our subsidiaries, ACS Defense, LLC, and several other government contractors received a grand jury document subpoena issued by the U.S. District Court for the District of Massachusetts in October 2002. The subpoena was issued in connection with an inquiry being conducted by the Antitrust Division of the U.S. Department of Justice ("DOJ"). The inquiry concerns certain IDIQ (Indefinite Delivery — Indefinite Quantity) procurements and their related task orders, which occurred in the late 1990s at Hanscom Air Force Base in Massachusetts. In February 2004, we sold the contracts associated with the Hanscom Air Force Base relationship to ManTech International Corporation ("ManTech"); however, we have agreed to indemnify ManTech with respect to this DOJ investigation. The DOJ is continuing its investigation, but we have no information as to when the DOJ will conclude this process. We have cooperated with the DOJ in producing documents in response to the subpoena, and our internal investigation and review of this matter through outside legal counsel will continue through the conclusion of the DOJ investigatory process. We are unable to express an opinion as to the likely outcome of this matter at this time. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Inquiry Regarding Certain Child Support Payment Processing Contracts
Another of our subsidiaries, ACS State & Local Solutions, Inc. ("ACS SLS"), and a teaming partner of this subsidiary, Tier Technologies, Inc. ("Tier"), received a grand jury document subpoena issued by the U.S. District Court for the Southern District of New York in May 2003. The subpoena was issued in connection with an inquiry being conducted by the Antitrust Division of the DOJ. We believe that the inquiry concerns the teaming arrangements between ACS SLS and Tier on child support payment processing contracts awarded to ACS SLS, and Tier as a subcontractor to ACS SLS, in New York, Illinois and Ohio but may also extend to the conduct of ACS SLS and Tier with respect to the bidding process for child support contracts in certain other states. Effective June 30, 2004, Tier was no longer a subcontractor to us in Ohio. Our revenue from the contracts for which Tier was a subcontractor was approximately $45.6 million, $43.5 million and $67 million for fiscal years 2006, 2005 and 2004, respectively, representing approximately 0.9%, 1% and 1.6% of our revenues for fiscal years 2006, 2005 and 2004, respectively. Our teaming arrangement with Tier also contemplated the California child support payment processing request for proposals, which was issued in late 2003; however, we did not enter into a teaming agreement with Tier for the California request for proposals. Based on Tier's filings with the Securities and Exchange Commission, we understand that on November 20, 2003 the DOJ granted conditional amnesty to Tier in connection with this inquiry pursuant to the DOJ's Corporate Leniency Policy. The policy provides that the DOJ will not bring any criminal charges against Tier as long as it continues to fully cooperate in the inquiry (and makes restitution payments if it is determined that parties were injured as a result of impermissible anticompetitive conduct). In May 2006 we were advised that one of our current employees (who has not been active in our government business segment since June 2005) and one former employee of ACS SLS, both of whom held senior management positions in the subsidiary during the period in question, have received target letters from the DOJ related to this inquiry. The DOJ is continuing its investigation, but we have no information as to when the DOJ will conclude this process. We have cooperated with the DOJ in producing documents in response to the subpoena, and our internal investigation and review of this matter through outside legal counsel will continue through the conclusion of the DOJ investigatory process. We are unable to express an opinion as to the likely outcome of this matter at this time. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

Investigation regarding Florida Workforce Contracts
On January 30, 2004, the Florida Agency for Workforce Innovation's ("AWI") Office of Inspector General ("OIG") issued a report that reviewed 13 Florida workforce regions, including Dade and Monroe counties, and noted concerns related to the accuracy of customer case records maintained by our local staff. Our total revenue generated from the Florida workforce services amounts to approximately 0.4%, 0.9% and 1% of our revenues for fiscal years 2006, 2005 and 2004, respectively. In March 2004, we filed our response to the OIG report. The principal workforce policy organization for the State of Florida, which oversees and monitors the administration of the State's workforce policy and the programs carried out by AWI and the regional workforce boards, is Workforce Florida, Inc. ("WFI"). On May 20, 2004, the Board of Directors of WFI held a public meeting at which the Board announced that WFI did not see a systemic problem with our performance of these workforce services and that it considered the issue closed. There were also certain contract billing issues that arose during the course of our performance of our workforce contract in Dade County, Florida, which ended

in June 2003. However, during the first quarter of fiscal year 2005, we settled all financial issues with Dade County with respect to our workforce contract with that county and the settlement is fully reflected in our results of operations for the first quarter of fiscal year 2005. We were also advised in February 2004 that the SEC had initiated an informal investigation into the matters covered by the OIG's report, although we have not received any request for information or documents since the middle of calendar year 2004. On March 22, 2004, ACS SLS received a grand jury document subpoena issued by the U.S. District Court for the Southern District of Florida. The subpoena was issued in connection with an inquiry being conducted by the DOJ and the Inspector General's Office of the U.S. Department of Labor ("DOL") into the subsidiary's workforce contracts in Dade and Monroe counties in Florida, which also expired in June 2003, and which were included in the OIG's report. On August 11, 2005, the South Florida Workforce Board notified us that all deficiencies in our Dade County workforce contract have been appropriately addressed and all findings are considered resolved. On August 25, 2004, ACS SLS received a grand jury document subpoena issued by the U.S. District Court for the Middle District of Florida in connection with an inquiry being conducted by the DOJ and the Inspector General's Office of the DOL. The subpoena relates to a workforce contract in Pinellas County in Florida for the period from January 1999 to the contract's expiration in March 2001, which was prior to our acquisition of this business from Lockheed Martin Corporation in August 2001. Further, we settled a civil lawsuit with Pinellas County in December 2003 with respect to claims related to the services rendered to Pinellas County by Lockheed Martin Corporation prior to our acquisition of ACS SLS (those claims having been transferred with ACS SLS as part of the acquisition), and the settlement resulted in Pinellas County paying ACS SLS an additional $600,000. We are continuing our internal investigation of these matters through outside legal counsel and we are continuing to cooperate with the DOJ and DOL in connection with their investigations. At this stage of these investigations, we are unable to express an opinion as to their likely outcome. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any. During the second quarter of fiscal year 2006, we completed the divestiture of substantially all of our welfare-to-workforce business (See Note 5 — Divestitures for further information). However, we retained the liabilities for this business which arose from activities prior to the date of closing, including the contingent liabilities discussed above.

Certain contracts, primarily in our Government segment, require us to provide a surety bond or a letter of credit as a guarantee of performance. As of June 30, 2006, outstanding surety bonds of $472 million and $93.5 million of our outstanding letters of credit secure our performance of contractual obligations with our clients. Approximately $22.2 million of letters of credit and $1.9 million of surety bonds secure our casualty insurance and vendor programs and other corporate obligations. In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. We believe that we have sufficient capacity in the surety markets and liquidity from our cash flow and our Credit Facility to respond to future requests for proposals.

In fiscal year 2006, we purchased approximately $17.3 million of U.S. Treasury Notes in conjunction with a contract in our Government segment, and pledged them in accordance with the terms of the contract to secure our performance. The U.S. Treasury Notes are accounted for as held to maturity pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and are reflected in other assets in our Consolidated Balance Sheet at June 30, 2006.

We are obligated to make certain contingent payments to former shareholders of acquired entities upon satisfaction of certain contractual criteria in conjunction with certain acquisitions. During fiscal years 2006, 2005 and 2004, we made contingent consideration payments of $9.8 million, $17 million and $10.4 million, respectively, related to acquisitions completed in prior years. As of June 30, 2006, the maximum aggregate amount of the outstanding contingent obligations to former shareholders of acquired entities is approximately $61.8 million. Upon satisfaction of the specified contractual criteria, such payments primarily result in a corresponding increase in goodwill.

We have indemnified Lockheed Martin Corporation against certain specified claims from certain pre-sale litigation, investigations, government audits and other issues related to the sale of the majority of our Federal business to Lockheed Martin Corporation in fiscal year 2004. Our contractual maximum exposure under these indemnifications is $85 million; however, we believe the actual exposure to be significantly less. As of June 30, 2006, other accrued liabilities include a reserve for these claims in an amount we believe to be adequate at this time.

Our Education Services business, which is included in our Commercial segment, performs third party student loan servicing in the Federal Family Education Loan program ("FFEL") on behalf of various financial institutions. We service these loans for investors under outsourcing arrangements and do not acquire any servicing rights that are transferable by us to a third party. At June 30, 2006, we serviced a FFEL portfolio of approximately 1.9 million loans with an outstanding principal balance of approximately $27.7 billion. Some servicing agreements contain provisions that, under certain circumstances, require us to purchase the loans from the investor if the loan guaranty has been permanently terminated as a result of a loan default caused by our servicing error. If defaults caused by us are cured during an initial period, any obligation we may have to purchase these loans expires. Loans that we purchase may be subsequently cured, the guaranty reinstated and then we repackage the loans for sale to third parties. We evaluate our exposure under our purchase obligations on defaulted loans and establish a reserve for potential losses, or default liability reserve, through a charge to the provision for loss on defaulted loans purchased. The reserve is evaluated periodically and adjusted based upon management's analysis of the historical performance of the defaulted loans. As of June 30, 2006, other accrued liabilities include reserves which we believe to be adequate.

In April 2004, we were awarded a contract by the North Carolina Department of Health and Human Services ("DHHS") to replace and operate the North Carolina Medicaid Management Information System ("NCMMIS"). There was a protest of the contract award; however, DHHS requested that we commence performance under the contract. One of the parties protesting the contract has continued to seek administrative and legal relief to set aside the contract award. However, we continued our performance of the contract at the request of DHHS. On June 12, 2006, we reported that contract issues had arisen and each of ACS and DHHS alleged that the other party has breached the contract. The parties entered into a series of standstill agreements in order to permit discussion of their respective issues regarding the contract and whether the contract would be continued or terminated. On July 14, 2006, the DHHS sent us a letter notifying us of the termination of the contract. We do not believe the agency has a valid basis for terminating the contract and intend to pursue legal action against DHHS. We filed in the General Court of Justice, Superior Court Division, in Wake County, North Carolina, a complaint and motion to preserve records related to the contract. Subsequent to the filing of the complaint, North Carolina produced records and represented to the Court that all records had been produced, after which the complaint was dismissed. In a letter dated August 1, 2006, DHHS notified us of its position that the value of reductions in compensation assessable against the compensation otherwise due to us under the contract is approximately $33 million. On August 14, 2006, we provided a detailed response to that August 1, 2006 letter contending that there should be no reductions in compensation owed to us. Also, on August 14, 2006 and in accordance with the contract, we submitted our Termination Claim to DHHS seeking additional compensation of approximately $27.1 million. We recorded a charge to revenue of $4 million in fiscal year 2006 related to our assessment of realization of amounts previously recognized for the contract. On January 22, 2007, we filed a complaint in the General Court of Justice, Superior Court Division, in Wake County, North Carolina against DHHS and the Secretary of DHHS seeking to recover damages in excess of $40 million that we have suffered as the result of actions of DHHS and its Secretary. Our claim is based on breach of contract; breach of implied covenant of good faith and fair dealing; breach of warranty; and misappropriation of our trade secrets. In the complaint we are also requesting the court to grant a declaratory judgment that we were not in default under the contract; and a permanent injunction against the State from using our proprietary materials and disclosing our proprietary material to third parties.

In June 2004, the Mississippi Department of Environmental Quality ("MDEQ") issued a Notice of Violation to ACS Image Solutions, Inc., one of our subsidiaries, that alleged noncompliance with the Clean Water Act and the Federal Resource Conservation and Recovery Act. On September 20, 2004, we agreed to settle this matter with the MDEQ for $150,000. We have closed the specific operation whose activities resulted in this notice.

In addition to the foregoing, we are subject to certain other legal proceedings, inquiries, claims and disputes, which arise in the ordinary course of business. Although we cannot predict the outcomes of these other proceedings, we do not believe these other actions, in the aggregate, will have a material adverse effect on our financial position, results of operations or liquidity.

24. DEPARTURE OF EXECUTIVE OFFICERS

On November 26, 2006, Mark A. King resigned as our President, Chief Executive Officer and as a director. In connection therewith, on November 26, 2006 we and Mr. King entered into a separation agreement (the "King Agreement"). The King Agreement provides, among other things, that Mr. King will remain with us as an employee providing transitional services until June 30, 2007. In addition, under the terms of the King Agreement, all unvested stock options held by Mr. King have been terminated as of November 26, 2006, excluding options that would have otherwise vested prior to August 31, 2007 which will be permitted to vest on their regularly scheduled vesting dates provided that Mr. King does not materially breach certain specified provisions of the King Agreement. The King Agreement also provides that the exercise price of Mr. King's vested stock options will be increased to an amount determined by us in a manner consistent with the final determination of the review performed by us in conjunction with the audit of our financial statements for the fiscal year ending June 30, 2006 and the exercise price of certain vested options will be further increased by the amount by which the aggregate exercise price of stock options previously exercised by Mr. King would have been increased had the stock options not been previously exercised. Mr. King's vested options, if unexercised, will expire no later than June 30, 2008. The King Agreement also subjects Mr. King to non-competition and non-solicitation covenants until December 31, 2009. In addition, the King Agreement provides that Mr. King's severance agreement with us is terminated, Mr. King's salary will be reduced during the transition period and Mr. King will not be eligible to participate in our bonus plans. Mr. King will be eligible to receive certain of our provided health benefits through December 31, 2009, the estimated cost of which is not material.

On November 26, 2006, Warren D. Edwards resigned as our Executive Vice President and Chief Financial Officer. In connection therewith, on November 26, 2006 we and Mr. Edwards entered into a separation agreement (the "Edwards Agreement"). The Edwards Agreement provides, among other things, that Mr. Edwards will remain with us as an employee providing transitional services until June 30, 2007. In addition, under the terms of the Edwards Agreement, all unvested stock options held by Mr. Edwards have been terminated as of November 26, 2006, excluding options that would have otherwise vested prior to August 31, 2007 which will be permitted to vest on their regularly scheduled vesting dates provided that Mr. Edwards does not materially breach certain specified provisions of the Edwards Agreement. The Edwards Agreement also provides that the exercise price of Mr. Edwards' vested stock options will be increased to an amount determined by us in a manner consistent with the final determination of the review performed by us in conjunction with the audit of our financial statements for the fiscal year ending June 30, 2006. Mr. Edwards' vested options, if unexercised, will expire no later than June 30, 2008. The Edwards Agreement also subjects Mr. Edwards to non-competition and non-solicitation covenants until December 31, 2009. In addition, the Edwards Agreement provides that Mr. Edwards' severance agreement with us is terminated, Mr. Edwards' salary will be reduced during the transition period and Mr. Edwards will not be eligible to participate in our bonus plans. Mr. Edwards will be eligible to receive certain of our provided health benefits through December 31, 2009, the estimated cost of which is not material.

On September 29, 2005, Jeffrey A. Rich submitted his resignation as a director and Chief Executive Officer. On September 30, 2005 we entered into an Agreement with Mr. Rich, which, among other things, provided the following: (i) Mr. Rich remained on our payroll and was paid his current base salary (of $820 thousand annually) through June 30, 2006; (ii) Mr. Rich was not eligible to participate in our performance-based incentive compensation program in fiscal year 2006; (iii) we purchased from Mr. Rich all options previously granted to Mr. Rich that were vested as of the date of the Agreement in exchange for an aggregate cash payment, less applicable income and payroll taxes, equal to the amount determined by subtracting the exercise price of each such vested option from $54.08 per share and all such vested options were terminated and cancelled; (iv) all options previously granted to Mr. Rich that were unvested as of the date of the Agreement were terminated (such options had an in-the-money value of approximately $4.6 million based on the closing price of our stock on the New York Stock Exchange on September 29, 2005); (v) Mr. Rich received a lump sum cash payment of $4.1 million (vi) Mr. Rich continued to receive executive benefits for health, dental and vision through September 30, 2007; (vii) Mr. Rich also received limited administrative assistance through September 30, 2006; and (viii) in the event Mr. Rich established an M&A advisory firm by January 1, 2007, we agreed to retain such firm for a two year period from its formation for $250 thousand per year plus a negotiated success fee for completed transactions. The Agreement also contains certain standard restrictions, including restrictions on soliciting our employees for a period of three years and soliciting our customers or competing with us for a period of two years. Mr. Rich has established an M&A advisory firm and in June 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by Mr. Rich. The agreement is for two years, during which time we will pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We paid $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

In the first quarter of fiscal year 2006, we accrued $5.4 million ($3.4 million, net of income taxes) of compensation expense (recorded in wages and benefits in our Consolidated Statements of Income) related to the Agreement with Mr. Rich. In addition, the purchase of Mr. Rich's unexercised vested stock options for approximately $18.4 million ($11.7 million, net of income taxes) was recorded as a reduction of additional paid-in capital. We made payments of approximately $23.6 million related to this Agreement in fiscal year 2006.

25. GEORGIA CONTRACT

In 2001, we were awarded a contract by the Georgia Department of Community Health ("DCH") to develop, implement and operate a system to administer health benefits to Georgia Medicaid recipients as well as state government employees (the "Georgia Contract"). This system development project was large and complex and anticipated the development of a system that would process both Medicaid and state employee claims. The Medicaid phase of this project was implemented on April 1, 2003. Various disputes arose because of certain delays and operational issues that were encountered in this phase. During the second quarter of fiscal year 2004, in connection with a settlement in principle, we recorded a $6.7 million reduction in revenue resulting from the change in our percentage-of-completion estimates primarily as a result of the termination of Phase II of the contract, a charge of $2.6 million to services and supplies associated with the accrual of wind-down costs associated with the termination of Phase II and an accrual of $10 million in other operating expenses to be paid to DCH pursuant to the settlement which was paid in the first quarter of fiscal year 2005. On July 21, 2004, we entered into a definitive settlement agreement with DCH to settle these disputes. The terms of the definitive settlement, which were substantially the same as those announced in January 2004, include the $10 million payment by us to DCH; a payment by DCH to us of $9 million in system development costs; escrow of $11.8 million paid by DCH, with $2.4 million of the escrowed funds to be paid to us upon completion of an agreed work plan ticket and reprocessing of July 2003 — June 2004 claims, and the remaining $9.4 million of escrowed funds to be paid to us upon final certification of the system by the Center for Medicare/Medicaid Services ("CMS"), the governing Federal regulatory agency; cancellation of Phase II of the contract; and an agreement to settle outstanding operational invoices resulting in a payment to us of over $8.2 million and approximately $7 million of reduction in such invoices. In April 2005, CMS certified the system effective as of August 1, 2003. DCH requested funding level information from CMS for the period from the system implementation date, April 1, 2003, through July 31, 2003. In June 2006, ACS received a disbursement from the escrow account of approximately $7.7 million related to certification of the system. The parties continue to discuss the remaining $1.7 million (of the $9.4 million) in the escrow account related to system certification. Our work related to the remaining $2.4 million in escrow is continuing.

26. SEGMENT INFORMATION

We are organized into Commercial and Government segments due to the different operating environments of each segment, caused by different types of clients, differing economic characteristics, and the nature of regulatory environments. In the Commercial segment, we provide business process outsourcing, information technology services, systems integration services and consulting services to clients including healthcare providers and payors, pharmaceutical and other manufacturers, retailers, wholesale distributors, utilities, entertainment companies, higher education institutions, financial institutions, insurance and transportation companies. In the Government segment, we provide business process outsourcing, information technology services and systems integration services to state and local governments. Our Government segment also includes our relationship with the United States Department of Education (the "Department of Education").

Approximately 95%, 97% and 97% of our consolidated revenues for fiscal years 2006, 2005 and 2004, respectively, were derived from domestic clients. Our relationship with the Department of Education is our largest contract and represents approximately 4%, 5% and 5% of consolidated revenues for fiscal years 2006, 2005 and 2004, respectively. Other than the Department of Education, no single customer exceeded 5% of our revenues.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 1).

The following tables reflect the results of the segments consistent with our management system (in thousands):

	Commercial	Government	Corporate(c)	Consolidated
Fiscal year 2006				
Revenues(a)	$3,167,630	$2,186,031	$ —	$5,353,661
Operating expenses (excluding gain on sale of business and depreciation and amortization)	2,657,353	1,708,548	113,531	4,479,432
Gain on sale of business	—	(32,907)	—	(32,907)
Depreciation and amortization expense	195,621	92,671	1,560	289,852
Operating income (loss)	$ 314,656	$ 417,719	$(115,091)	$ 617,284
Total assets	$2,940,693	$2,529,021	$ 32,723	$5,502,437
Capital expenditures, net(b)	$ 250,531	$ 145,999	$ (2,063)	$ 394,467
Fiscal year 2005 (as restated)				
Revenues(a)	$2,175,087	$2,176,072	$ —	$4,351,159
Operating expenses (excluding depreciation and amortization)	1,727,358	1,682,001	61,537	3,470,896
Depreciation and amortization expense	145,859	85,016	1,904	232,779
Operating income (loss)	$ 301,870	$ 409,055	$ (63,441)	$ 647,484
Total assets	$2,608,617	$2,160,297	$ 81,924	$4,850,838
Capital expenditures, net	$ 149,406	$ 102,560	$ 1,265	$ 253,231
Fiscal year 2004 (as restated)				
Revenues(a)	$1,678,364	$2,428,029	$ —	$4,106,393
Operating expenses (excluding gain on sale of business and depreciation and amortization)	1,308,411	1,989,392	75,322	3,373,125
Gain on sale of business	—	(285,273)	—	(285,273)
Depreciation and amortization expense	109,382	72,286	2,128	183,796
Operating income (loss)	$ 260,571	$ 651,624	$ (77,450)	$ 834,745
Total assets	$1,718,115	$2,088,841	$ 100,286	$3,907,242
Capital expenditures, net	$ 112,519	$ 110,649	$ 1,453	$ 224,621

(a) Revenues in our Commercial segment for fiscal years 2004 include revenues from operations divested as of June 30, 2004 of $6.9 million. Revenues in our Government segment for fiscal years 2006, 2005 and 2004 include revenues from operations divested through June 30, 2006 of $104.5 million, $218.6 million and $488.5 million, respectively.

(b) Corporate capital expenditures, net includes proceeds of $3.4 million related to the sale of the corporate aircraft.

(c) Corporate segment operating expenses include $35 million ($22.9 million, net of income tax), $6.1 million ($3.9 million, net of income tax) and $12.6 million ($8.0 million, net of income tax) of stock-based compensation expense in fiscal years 2006, 2005 and 2004, respectively.

27. REVENUE BY SERVICE LINE

Our revenues by service line are shown in the following table (in thousands):

	Year ended June 30,		
	2006	2005	2004
Business process outsourcing(1)	$3,996,558	$3,237,981	$3,017,699
Information technology services	971,832	858,639	694,890
Systems integration services(2)	385,271	254,539	393,804
Total	$5,353,661	$4,351,159	$4,106,393

(1) Includes $104.2 million, $218 million and $276.8 million of revenues for fiscal years 2006, 2005 and 2004, respectively, from operations divested through June 30, 2006.

(2) Includes $0.3 million, $0.6 million and $218.6 million of revenues for fiscal years 2006, 2005, and 2004, respectively, from operations divested through June 30, 2006.

28. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(In thousands, except per share amounts)

As discussed in Note 2, we have restated our financial statements for each of the first three quarters of fiscal year June 30, 2006 and each of the quarters of fiscal year ended June 30, 2005, the effects of which are presented below. The unaudited consolidated financial information presented should be read in conjunction with other information included in our consolidated financial statements for the year ended June 30, 2006. The foregoing unaudited consolidated financial information reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. The results for the interim periods are not necessarily indicative of results to be expected for the year.

We have not amended and we do not intend to amend any of our other previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for the periods affected by the restatement, as we present restated quarterly financial information for each of the quarters in fiscal years 2006 and 2005 in this Note 28 to the Consolidated Financial Statements.

	Consolidated Balance Sheets					
	At September 30,					
	2005			2004		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
ASSETS						
Current assets:						
Cash and cash equivalents	$ 34,226	$ —	$ 34,226	$ 59,577	$ —	$ 59,577
Accounts receivable, net	1,111,926	—	1,111,926	870,049	—	870,049
Prepaid expenses and other current assets	130,024	—	130,024	100,562	—	100,562
Assets held for sale	67,296	—	67,296	—	—	—
Total current assets	1,343,472	—	1,343,472	1,030,188	—	1,030,188
Property, equipment and software, net	713,594	—	713,594	557,745	—	557,745
Goodwill	2,325,838	—	2,325,838	2,023,048	—	2,023,048
Other intangibles, net	487,913	—	487,913	291,051	—	291,051
Other assets	143,648	—	143,648	82,826	—	82,826
Total assets	$5,014,465	$ —	$5,014,465	$3,984,858	$ —	$3,984,858
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities:						
Accounts payable	$ 67,431	$ —	$ 67,431	$ 44,354	$ —	$ 44,354
Accrued compensation and benefits	174,691	—	174,691	96,568	—	96,568
Other accrued liabilities	453,273	—	453,273	335,093	—	335,093
Income taxes payable	24,188	—	24,188	26,962	—	26,962
Deferred taxes	34,083	—	34,083	33,414	—	33,414
Current portion of long-term debt	6,466	—	6,466	6,075	—	6,075
Current portion of unearned revenue	92,871	—	92,871	51,840	—	51,840
Liabilities related to assets held for sale	9,877	—	9,877	—	—	—
Total current liabilities	862,880	—	862,880	594,306	—	594,306
Senior Notes, net	499,308	—	499,308	—	—	—
Other long-term debt	257,817	—	257,817	366,290	—	366,290
Deferred taxes	255,679	(7,375)(1)	248,304	227,293	(8,829)(1)	218,464
Other long-term liabilities	189,251	36,302(2)	225,553	83,906	29,467(2)	113,373
Total liabilities	2,064,935	28,927	2,093,862	1,271,795	20,638	1,292,433
Stockholders' equity:						
Class A common stock	1,384	—	1,384	1,367	—	1,367
Class B convertible common stock	66	—	66	66	—	66
Additional paid-in capital	1,807,881	18,383(3)	1,826,264	1,752,661	20,775(3)	1,773,436
Accumulated other comprehensive loss, net	(10,737)	—	(10,737)	(2,602)	—	(2,602)
Retained earnings	2,110,320	(47,310)	2,063,010	1,694,409	(41,413)	1,652,996
Treasury stock at cost	(959,384)	—	(959,384)	(732,838)	—	(732,838)
Total stockholders' equity	2,949,530	(28,927)	2,920,603	2,713,063	(20,638)	2,692,425
Total liabilities and stockholders' equity	$5,014,465	$ —	$5,014,465	$3,984,858	$ —	$3,984,858

	Consolidated Statements of Income					
	Quarter ended September 30					
	2005			2004		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenues	$1,310,917	$ —	$1,310,917	$1,046,182	$ —	$1,046,182
Operating expenses:						
Cost of revenues:						
Wages and benefits	628,119	566(4)	628,685	431,848	1,635(4)	433,483
Services and supplies	290,772	—	290,772	275,062	—	275,062
Rent, lease and maintenance	155,172	—	155,172	118,993	—	118,993
Depreciation and amortization	68,080	—	68,080	54,319	—	54,319
Other	4,247	—	4,247	4,027	—	4,027
Cost of revenues	1,146,390	566	1,146,956	884,249	1,635	885,884
Other operating expenses	9,764	—	9,764	6,892	—	6,892
Total operating expenses	1,156,154	566	1,156,720	891,141	1,635	892,776
Operating income	154,763	(566)	154,197	155,041	(1,635)	153,406
Interest expense	12,128	611(6)	12,739	3,955	287(6)	4,242
Other non-operating expense (income), net	(4,381)	—	(4,381)	434	—	434
Pretax profit	147,016	(1,177)	145,839	150,652	(1,922)	148,730
Income tax expense	52,892	(428)(7)	52,464	56,495	(694)(7)	55,801
Net income	$ 94,124	$ (749)	$ 93,375	$ 94,157	$(1,228)	$ 92,929
Earnings per share:						
Basic	$ 0.75	$ (0.01)	$ 0.74	$ 0.74	$ (0.01)	$ 0.73
Diluted	$ 0.74	$ (0.01)	$ 0.73	$ 0.72	$ (0.01)	$ 0.71
Shares used in computing earnings per share:						
Basic	125,429	—	125,429	127,948	—	127,948
Diluted(9)	127,222	64(8)	127,286	131,070	160(8)	131,230

	Consolidated Statements of Cash Flows					
	Three months ended September 30,					
	2005			2004		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Cash flows from operating activities:						
Net income	$ 94,124	$ (749)	$ 93,375	$ 94,157	$(1,228)	$ 92,929
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	68,080	—	68,080	54,319	—	54,319
Provision for uncollectible accounts receivable	3,250	—	3,250	550	—	550
Deferred income tax expense	13,928	1,822(1)	15,750	27,796	(354)(1)	27,442
Excess tax benefit on stock-based compensation	(6,982)	1,504	(5,478)	—	—	—
Stock-based compensation expense	8,741	566(4)	9,307	—	1,635(4)	1,635
Tax benefit of stock options	—	—	—	9,402	—	9,402
Other non-cash activities	1,746	—	1,746	3,423	—	3,423
Changes in assets and liabilities, net of effects from acquisitions:						
(Increase) decrease in accounts receivable	(73,805)	—	(73,805)	10,235	—	10,235
Increase in prepaid expenses and other current Assets	(8,767)	—	(8,767)	(6,683)	—	(6,683)
(Increase) decrease in other assets	(9,328)	—	(9,328)	3,757	—	3,757
Increase (decrease) in accounts payable	9,038	—	9,038	(20,897)	—	(20,897)
Decrease in accrued compensation and benefits	(18,643)	—	(18,643)	(46,958)	—	(46,958)
Decrease in other accrued liabilities	(20,319)	—	(20,319)	(19,878)	—	(19,878)
Increase in income taxes receivable/payable	32,577	—	32,577	15,780	—	15,780
Increase (decrease) in other long-term liabilities	1,255	(1,639)	(384)	4,550	(53)	4,497
Increase (decrease) in unearned revenue	12,931	—	12,931	(10,430)	—	(10,430)
Total adjustments	13,702	2,253	15,955	24,966	1,228	26,194
Net cash provided by operating activities	107,826	1,504	109,330	119,123	—	119,123
Cash flows from investing activities:						
Purchases of property, equipment and software, net	(94,777)	—	(94,777)	(61,587)	—	(61,587)
Additions to other intangible assets	(6,906)	—	(6,906)	(9,360)	—	(9,360)
Payments for acquisitions, net of cash acquired	(42,644)	—	(42,644)	(70,705)	—	(70,705)
Proceeds from divestitures, net of transaction costs	—	—	—	(8)	—	(8)
Intangibles acquired in subcontract termination	(16,530)	—	(16,530)	—	—	—
Purchases of investments	(4,515)	—	(4,515)	(4,541)	—	(4,541)
Additions to notes receivable	—	—	—	(1,076)	—	(1,076)
Proceeds from notes receivable	—	—	—	2,419	—	2,419
Net cash used in investing activities	(165,372)	—	(165,372)	(144,858)	—	(144,858)
Cash flows from financing activities:						
Proceeds from issuance of long-term debt, net	383,461	—	383,461	404,980	—	404,980
Payments of long-term debt	(377,708)	—	(377,708)	(415,643)	—	(415,643)
Excess tax benefit on stock-based compensation	6,982	(1,504)	5,478	—	—	—
Proceeds from stock options exercised	14,739	—	14,739	13,040	—	13,040
Proceeds from issuance of treasury shares	1,613	—	1,613	6,036	—	6,036
Net cash provided by financing activities	29,087	(1,504)	27,583	8,413	—	8,413
Net decrease in cash and cash equivalents	(28,459)	—	(28,459)	(17,322)	—	(17,322)
Cash and cash equivalents at beginning of period	62,685	—	62,685	76,899	—	76,899
Cash and cash equivalents at end of period	$ 34,226	$ —	$ 34,226	$ 59,577	$ —	$ 59,577

	Consolidated Balance Sheets					
	At December 31,					
	2005			2004		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
ASSETS						
Current assets:						
Cash and cash equivalents	$ 107,263	$ —	$ 107,263	$ 35,866	$ —	$ 35,866
Accounts receivable, net	1,232,322	—	1,232,322	844,609	—	844,609
Prepaid expenses and other current assets	167,831	—	167,831	102,272	—	102,272
Total current assets	1,507,416	—	1,507,416	982,747	—	982,747
Property, equipment and software, net	768,315	—	768,315	562,273	—	562,273
Goodwill	2,396,626	—	2,396,626	2,039,786	—	2,039,786
Other intangibles, net	480,423	—	480,423	296,362	—	296,362
Other assets	158,224	—	158,224	83,473	—	83,473
Total assets	$ 5,311,004	$ —	$ 5,311,004	$3,964,641	$ —	$3,964,641
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities:						
Accounts payable	$ 88,106	$ —	$ 88,106	$ 64,437	$ —	$ 64,437
Accrued compensation and benefits	157,328	—	157,328	83,669	—	83,669
Other accrued liabilities	521,395	—	521,395	287,616	—	287,616
Income taxes payable	29,194	—	29,194	30,705	—	30,705
Deferred taxes	28,939	—	28,939	37,111	—	37,111
Current portion of long-term debt	7,489	—	7,489	4,953	—	4,953
Current portion of unearned revenue	98,837	—	98,837	58,406	—	58,406
Total current liabilities	931,288	—	931,288	566,897	—	566,897
Senior Notes, net	499,328	—	499,328	—	—	—
Other long-term debt	426,275	—	426,275	254,950	—	254,950
Deferred taxes	287,285	(6,823)(1)	280,462	239,711	(9,169)(1)	230,542
Other long-term liabilities	196,979	36,763(2)	233,742	87,140	29,684(2)	116,824
Total liabilities	2,341,155	29,940	2,371,095	1,148,698	20,515	1,169,213
Stockholders' equity:						
Class A common stock	1,389	—	1,389	1,371	—	1,371
Class B convertible common stock	66	—	66	66	—	66
Additional paid-in capital	1,837,051	18,196(3)	1,855,247	1,763,472	22,142(3)	1,785,614
Accumulated other comprehensive income (loss), net	(13,449)	—	(13,449)	1,230	—	1,230
Retained earnings	2,213,516	(48,136)	2,165,380	1,790,554	(42,657)	1,747,897
Treasury stock at cost	(1,068,724)	—	(1,068,724)	(740,750)	—	(740,750)
Total stockholders' equity	2,969,849	(29,940)	2,939,909	2,815,943	(20,515)	2,795,428
Total liabilities and stockholders' equity	$ 5,311,004	$ —	$ 5,311,004	$3,964,641	$ —	$3,964,641

	Quarter ended December 31,					
	Consolidated Statements of Income					
	2005			2004		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenues	$1,347,587	$ —	$1,347,587	$1,027,286	$ —	$1,027,286
Operating expenses:						
Cost of revenues:						
Wages and benefits	632,889	572(4)	633,461	435,970	1,613(4)	437,583
Services and supplies	305,889	—	305,889	251,006	—	251,006
Rent, lease and maintenance	163,541	—	163,541	121,124	—	121,124
Depreciation and amortization	70,444	—	70,444	55,586	—	55,586
Other	7,511	—	7,511	4,118	—	4,118
Cost of revenues	1,180,274	572	1,180,846	867,804	1,613	869,417
Gain on sale of business	(29,765)	—	(29,765)	—	—	—
Other operating expenses	21,084	—	21,084	4,558	—	4,558
Total operating expenses	1,171,593	572	1,172,165	872,362	1,613	873,975
Operating income	175,994	(572)	175,422	154,924	(1,613)	153,311
Interest expense	13,333	723(6)	14,056	2,869	341(6)	3,210
Other non-operating income, net	(1,994)	—	(1,994)	(1,776)	—	(1,776)
Pretax profit	164,655	(1,295)	163,360	153,831	(1,954)	151,877
Income tax expense	61,459	(469)(7)	60,990	57,686	(709)(7)	56,977
Net income	$ 103,196	$ (826)	$ 102,370	$ 96,145	$(1,245)	$ 94,900
Earnings per share:						
Basic	$ 0.83	$ (0.01)	$ 0.82	$ 0.75	$ (0.01)	$ 0.74
Diluted	$ 0.81	$ —	$ 0.81	$ 0.73	$ (0.01)	$ 0.72
Shares used in computing earnings per share:						
Basic	124,849	—	124,849	128,619	—	128,619
Diluted(9)	126,865	61(8)	126,926	131,933	183(8)	132,116

	Six Months Ended December 31, Consolidated Statements of Income					
	2005			2004		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenues	$2,658,504	$ —	$2,658,504	$2,073,468	$ —	$2,073,468
Operating expenses:						
Cost of revenues:						
Wages and benefits	1,261,008	1,138(4)	1,262,146	867,818	3,248(4)	871,066
Services and supplies	596,661	—	596,661	526,068	—	526,068
Rent, lease and maintenance	318,713	—	318,713	240,117	—	240,117
Depreciation and amortization	138,524	—	138,524	109,905	—	109,905
Other	11,758	—	11,758	8,145	—	8,145
Cost of revenues	2,326,664	1,138	2,327,802	1,752,053	3,248	1,755,301
Gain on sale of business	(29,765)	—	(29,765)	—	—	—
Other operating expenses	30,848	—	30,848	11,450	—	11,450
Total operating expenses	2,327,747	1,138	2,328,885	1,763,503	3,248	1,766,751
Operating income	330,757	(1,138)	329,619	309,965	(3,248)	306,717
Interest expense	25,461	1,334(6)	26,795	6,824	628(6)	7,452
Other non-operating income, net	(6,375)	—	(6,375)	(1,342)	—	(1,342)
Pretax profit	311,671	(2,472)	309,199	304,483	(3,876)	300,607
Income tax expense	114,351	(897)(7)	113,454	114,181	(1,403)(7)	112,778
Net income	$ 197,320	$(1,575)	$ 195,745	$ 190,302	$(2,473)	$ 187,829
Earnings per share:						
Basic	$ 1.58	$ (0.02)	$ 1.56	$ 1.48	$ (0.02)	$ 1.46
Diluted	$ 1.55	$ (0.01)	$ 1.54	$ 1.45	$ (0.02)	$ 1.43
Shares used in computing earnings per share:						
Basic	125,139	—	125,139	128,283	—	128,283
Diluted(9)	127,044	62(8)	127,106	131,501	172(8)	131,673

	Consolidated Statements of Cash Flows					
	Six Months Ended December 31,					
	2005			2004		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Cash flows from operating activities:						
Net income	$ 197,320	$(1,575)	$ 195,745	$ 190,302	$(2,473)	$ 187,829
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	138,524	—	138,524	109,905	—	109,905
Provision for uncollectible accounts receivable	4,495	—	4,495	1,128	—	1,128
Gain on sale of business units	(29,765)	—	(29,765)	—	—	—
Deferred income tax expense	34,698	2,374(1)	37,072	43,813	(694)(1)	43,119
Excess tax benefit on stock-based compensation	(9,480)	1,822	(7,658)	—	—	—
Stock-based compensation expense	17,371	1,138(4)	18,509	—	3,248(4)	3,248
Tax benefit of stock options	—	—	—	14,389	—	14,389
Asset Impairments	5,755	—	5,755	—	—	—
Other non-cash activities	5,954	—	5,954	4,828	—	4,828
Changes in assets and liabilities, net of effects from acquisitions:						
(Increase) decrease in accounts receivable	(26,848)	—	(26,848)	37,827	—	37,827
Increase in prepaid expenses and other current Assets	(5,044)	—	(5,044)	(8,493)	—	(8,493)
Decrease in other assets	2,987	—	2,987	6,599	—	6,599
Increase (decrease) in accounts payable	8,451	—	8,451	(1,195)	—	(1,195)
Decrease in accrued compensation and benefits	(21,866)	—	(21,866)	(53,342)	—	(53,342)
Decrease in other accrued liabilities	(31,058)	—	(31,058)	(67,222)	—	(67,222)
Increase in income taxes receivable/payable	41,138	—	41,138	19,621	—	19,621
Increase in other long-term liabilities	3,596	(1,937)	1,659	2,367	(81)	2,286
Increase in unearned revenue	19,521	—	19,521	(1,253)	—	(1,253)
Total adjustments	158,429	3,397	161,826	108,972	2,473	111,445
Net cash provided by operating activities	355,749	1,822	357,571	299,274	—	299,274
Cash flows from investing activities:						
Purchases of property, equipment and software, net	(184,973)	—	(184,973)	(106,553)	—	(106,553)
Additions to other intangible assets	(13,046)	—	(13,046)	(24,925)	—	(24,925)
Payments for acquisitions, net of cash acquired	(153,760)	—	(153,760)	(95,838)	—	(95,838)
Proceeds from divestitures, net of transaction costs	—	—	—	(8)	—	(8)
Intangibles acquired in subcontract termination	(16,530)	—	(16,530)	—	—	—
Purchases of investments	(25,439)	—	(25,439)	(4,587)	—	(4,587)
Proceeds from sale of investments	24	—	24	46	—	46
Proceeds from notes receivable	—	—	—	425	—	425
Net cash used in investing activities	(393,724)	—	(393,724)	(231,440)	—	(231,440)
Cash flows from financing activities:						
Proceeds from issuance of long-term debt, net	1,003,629	—	1,003,629	865,472	—	865,472
Payments of long-term debt	(835,213)	—	(835,213)	(992,002)	—	(992,002)
Purchase of treasury shares	(115,804)	—	(115,804)	(14,849)	—	(14,849)
Excess tax benefit on stock-based compensation	9,480	(1,822)	7,658	—	—	—
Executive stock option settlement	(18,353)		(18,353)	—	—	—
Proceeds from stock options exercised	30,965	—	30,965	18,595	—	18,595
Proceeds from issuance of treasury shares	7,849	—	7,849	13,917	—	13,917
Net cash provided by (used in) financing Activities	82,553	(1,822)	80,731	(108,867)	—	(108,867)
Net increase (decrease) in cash and cash equivalents	44,578	—	44,578	(41,033)	—	(41,033)
Cash and cash equivalents at beginning of period	62,685	—	62,685	76,899	—	76,899
Cash and cash equivalents at end of period	$ 107,263	$ —	$ 107,263	$ 35,866	$ —	$ 35,866

	Consolidated Balance Sheets At March 31, 2006			2005		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
ASSETS						
Current assets:						
Cash and cash equivalents	$ 174,877	$ —	$ 174,877	$ 46,532	$ —	$ 46,532
Accounts receivable, net	1,167,374	—	1,167,374	907,267	—	907,267
Prepaid expenses and other current assets	180,914	—	180,914	116,745	—	116,745
Total current assets	1,523,165	—	1,523,165	1,070,544	—	1,070,544
Property, equipment and software, net	818,247	—	818,247	601,580	—	601,580
Goodwill	2,395,320	—	2,395,320	2,129,160	—	2,129,160
Other intangibles, net	465,757	—	465,757	311,671	—	311,671
Other assets	185,254	—	185,254	94,876	—	94,876
Total assets	$ 5,387,743	$ —	$ 5,387,743	$4,207,831	$ —	$4,207,831
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities:						
Accounts payable	$ 102,969	$ —	$ 102,969	$ 59,664	$ —	$ 59,664
Accrued compensation and benefits	158,390	—	158,390	111,163	—	111,163
Other accrued liabilities	445,449	—	445,449	333,349	—	333,349
Income taxes payable	5,267	—	5,267	14,740	—	14,740
Deferred taxes	25,552	—	25,552	39,842	—	39,842
Current portion of long-term debt	22,285	—	22,285	7,206	—	7,206
Current portion of unearned revenue	106,697	—	106,697	67,060	—	67,060
Total current liabilities	866,609	—	866,609	633,024	—	633,024
Senior Notes, net	499,348	—	499,348	—	—	—
Other long-term debt	865,960	—	865,960	390,889	—	390,889
Deferred taxes	299,800	(5,012)(1)	294,788	231,715	(9,105)(1)	222,610
Other long-term liabilities	203,700	37,287(2)	240,987	116,466	29,919(2)	146,385
Total liabilities	2,735,417	32,275	2,767,692	1,372,094	20,814	1,392,908
Stockholders' equity:						
Class A common stock	1,404	—	1,404	1,376	—	1,376
Class B convertible common stock	66	—	66	66	—	66
Additional paid-in capital	1,914,384	16,737(3)	1,931,121	1,780,628	23,002(3)	1,803,630
Accumulated other comprehensive income (loss), net	(15,983)	—	(15,983)	79	—	79
Retained earnings	2,291,392	(49,012)	2,242,380	1,905,220	(43,816)	1,861,404
Treasury stock at cost	(1,538,937)	—	(1,538,937)	(851,632)	—	(851,632)
Total stockholders' equity	2,652,326	(32,275)	2,620,051	2,835,737	(20,814)	2,814,923
Total liabilities and stockholders' equity	$ 5,387,743	$ —	$ 5,387,743	$4,207,831	$ —	$4,207,831

	Consolidated Statements of Income Quarter ended March 31,					
	2006			2005		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenues	$1,314,455	$ —	$1,314,455	$1,063,299	$ —	$1,063,299
Operating expenses:						
Cost of revenues:						
Wages and benefits	643,651	551(4)	644,202	452,794	1,450(4)	454,244
Services and supplies	272,990	—	272,990	251,825	—	251,825
Rent, lease and maintenance	156,489	—	156,489	124,047	—	124,047
Depreciation and amortization	72,891	—	72,891	57,801	—	57,801
Other	20,303	—	20,303	4,893	—	4,893
Cost of revenues	1,166,324	551	1,166,875	891,360	1,450	892,810
Gain on sale of business	(2,717)	—	(2,717)	—	—	—
Other operating expenses	12,430	—	12,430	6,127	—	6,127
Total operating expenses	1,176,037	551	1,176,588	897,487	1,450	898,937
Operating income	138,418	(551)	137,867	165,812	(1,450)	164,362
Interest expense	14,967	823(6)	15,790	3,688	369(6)	4,057
Other non-operating expense (income), net	589	—	589	(466)	—	(466)
Pretax profit	122,862	(1,374)	121,488	162,590	(1,819)	160,771
Income tax expense	44,986	(498)(7)	44,488	47,924	(658)(7)	47,266
Net income	$ 77,876	$ (876)	$ 77,000	$ 114,666	$(1,161)	$ 113,505
Earnings per share:						
Basic	$ 0.63	$ (0.01)	$ 0.62	$ 0.90	$ (0.01)	$ 0.89
Diluted	$ 0.62	$ (0.01)	$ 0.61	$ 0.88	$ (0.01)	$ 0.87
Shares used in computing earnings per share:						
Basic	124,347	—	124,347	127,568	—	127,568
Diluted(9)	126,319	62(8)	126,381	130,229	201(8)	130,430

AFFILIATED COMPUTER SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Consolidated Statements of Income Nine months ended March 31,					
	2006			2005		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenues	$3,972,959	$ —	$3,972,959	$3,136,767	$ —	$3,136,767
Operating expenses:						
Cost of revenues:						
Wages and benefits	1,904,659	1,689(4)	1,906,348	1,320,612	4,698(4)	1,325,310
Services and supplies	869,651	—	869,651	777,893	—	777,893
Rent, lease and maintenance	475,202	—	475,202	364,164	—	364,164
Depreciation and amortization	211,415	—	211,415	167,706	—	167,706
Other	32,061	—	32,061	13,038	—	13,038
Cost of revenues	3,492,988	1,689	3,494,677	2,643,413	4,698	2,648,111
Gain on sale of business	(32,482)	—	(32,482)	—	—	—
Other operating expenses	43,278	—	43,278	17,577	—	17,577
Total operating expenses	3,503,784	1,689	3,505,473	2,660,990	4,698	2,665,688
Operating income	469,175	(1,689)	467,486	475,777	(4,698)	471,079
Interest expense	40,428	2,157(6)	42,585	10,512	997(6)	11,509
Other non-operating income, net	(5,786)	—	(5,786)	(1,808)	—	(1,808)
Pretax profit	434,533	(3,846)	430,687	467,073	(5,695)	461,378
Income tax expense	159,337	(1,395)(7)	157,942	162,105	(2,061)(7)	160,044
Net income	$ 275,196	$(2,451)	$ 272,745	$ 304,968	$(3,634)	$ 301,334
Earnings per share:						
Basic	$ 2.20	$ (0.02)	$ 2.18	$ 2.38	$ (0.03)	$ 2.35
Diluted	$ 2.17	$ (0.02)	$ 2.15	$ 2.33	$ (0.03)	$ 2.30
Shares used in computing earnings per share:						
Basic	124,879	—	124,879	128,048	—	128,048
Diluted[9]	126,806	62(8)	126,868	131,081	181(8)	131,262

	Consolidated Statements of Cash Flows Nine months ended March 31,					
	2006			2005		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Cash flows from operating activities:						
Net income	$ 275,196	$(2,451)	$ 272,745	$ 304,968	$(3,634)	$ 301,334
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	211,415	—	211,415	167,706	—	167,706
Provision for uncollectible accounts receivable	7,986	—	7,986	773	—	773
Gain on sale of business units	(32,482)	—	(32,482)	(70)	—	(70)
Deferred income tax expense	50,397	4,185(1)	54,582	56,523	(630)(1)	55,893
Excess tax benefit on stock-based compensation	(17,302)	3,234	(14,068)	—	—	—
Stock-based compensation expense	25,364	1,689(4)	27,053	—	4,698(4)	4,698
Tax benefit of stock options	—	—	—	20,612	—	20,612
Loss on early extinguishment of long-term debt	4,104		4,104	—		—
Asset Impairments	14,450	—	14,450	—	—	—
Other non-cash activities	10,317	—	10,317	9,020	—	9,020
Changes in assets and liabilities, net of effects from acquisitions:						
Increase in accounts receivable	(41,591)	—	(41,591)	(16,633)	—	(16,633)
Increase in prepaid expenses and other current Assets	(15,399)	—	(15,399)	(17,660)	—	(17,660)
(Increase) decrease in other assets	5,959	—	5,959	(1,436)	—	(1,436)
Increase (decrease) in accounts payable	25,841	—	25,841	(14,606)	—	(14,606)
Decrease in accrued compensation and benefits	(20,387)	—	(20,387)	(28,557)	—	(28,557)
Decrease in other accrued liabilities	(106,214)	—	(106,214)	(49,217)	—	(49,217)
Increase in income taxes receivable/payable	32,837	—	32,837	3,774	—	3,774
Increase (decrease) in other long-term liabilities	(2,544)	(3,423)	(5,967)	10,319	(434)	9,885
Increase in unearned revenue	40,513	—	40,513	26,457	—	26,457
Total adjustments	193,264	5,685	198,949	167,005	3,634	170,639
Net cash provided by operating activities	468,460	3,234	471,694	471,973	—	471,973
Cash flows from investing activities:						
Purchases of property, equipment and software, net	(290,108)	—	(290,108)	(170,185)	—	(170,185)
Additions to other intangible assets	(28,386)	—	(28,386)	(29,444)	—	(29,444)
Payments for acquisitions, net of cash acquired	(155,229)	—	(155,229)	(213,322)	—	(213,322)
Proceeds from divestitures, net of transaction costs	67,664	—	67,664	87	—	87
Intangibles acquired in subcontract termination	(16,530)	—	(16,530)	—	—	—
Purchases of investments	(25,456)	—	(25,456)	(6,604)	—	(6,604)
Proceeds from sale of investments	1,903	—	1,903	46	—	46
Proceeds from notes receivable	—	—	—	425	—	425
Net cash used in investing activities	(446,142)	—	(446,142)	(418,997)	—	(418,997)
Cash flows from financing activities:						
Proceeds from issuance of long-term debt, net	3,334,917	—	3,334,917	1,341,163	—	1,341,163
Payments of long-term debt	(2,759,272)	—	(2,759,272)	(1,342,456)	—	(1,342,456)
Purchase of treasury shares	(115,804)	—	(115,804)	(131,121)	—	(131,121)
Purchase of shares in Tender Offer	(466,071)	—	(466,071)	—	—	—
Excess tax benefit on stock-based compensation	17,302	(3,234)	14,068	—	—	—
Executive stock option settlement	(18,353)	—	(18,353)	—	—	—
Proceeds from stock options exercised	82,010	—	82,010	28,868	—	28,868
Proceeds from issuance of treasury shares	15,145	—	15,145	20,203	—	20,203
Net cash provided by (used in) financing activities	89,874	(3,234)	86,640	(83,343)	—	(83,343)
Net increase (decrease) in cash and cash equivalents	112,192	—	112,192	(30,367)	—	(30,367)
Cash and cash equivalents at beginning of period	62,685	—	62,685	76,899	—	76,899
Cash and cash equivalents at end of period	$ 174,877	—	$ 174,877	$ 46,532	—	$ 46,532

	Consolidated Statements of Income			
	Quarter ended June 30,			
		2005		
	2006	As Reported	Adjustments	As Restated
Revenues	$1,380,702	$1,214,392	$ —	$1,214,392
Operating expenses:				
Cost of revenues:				
Wages and benefits	661,694	547,371	1,363(4)	548,734
Services and supplies	298,889	268,448	—	268,448
Rent, lease and maintenance	171,272	138,968	—	138,968
Depreciation and amortization	78,437	65,073	—	65,073
Other	7,568	10,649	—	10,649
Cost of revenues	1,217,860	1,030,509	1,363	1,031,872
Gain on sale of business	(425)	—	—	—
Other operating expenses	13,469	5,179	936(5)	6,115
Total operating expenses	1,230,904	1,035,688	2,299	1,037,987
Operating income	149,798	178,704	(2,299)	176,405
Interest expense	25,782	8,084	593(6)	8,677
Other non-operating income, net	(3,610)	(3,378)	—	(3,378)
Pretax profit	127,626	173,998	(2,892)	171,106
Income tax expense	41,565	63,021	(150)(7)	62,871
Net income	$ 86,061	$ 110,977	$(2,742)	$ 108,235
Earnings per share:				
Basic	$ 0.73	$ 0.88	$ (0.02)	$ 0.86
Diluted	$ 0.72	$ 0.87	$ (0.03)	$ 0.84
Shares used in computing earnings per share:				
Basic	118,131	126,087	—	126,087
Diluted(9)	119,484	128,279	151(8)	128,430

(1) Deferred income taxes associated with additional stock-based compensation expense, net of reversals related to stock option exercises.

(2) Additional income taxes payable associated with Section 162(m) deduction disallowances and accruals for related estimated penalties and interest.

(3) Adjustments for additional stock-based compensation expense and excess tax benefits and adjustments related to Section 162(m) deduction disallowances on stock option exercises.

(4) Stock-based compensation expense.

(5) Estimated tax penalties associated with Section 162(m) deduction disallowances.

(6) Estimated interest expense on Section 162(m) deduction disallowances.

(7) Income tax benefits for additional stock-based compensation expense and estimated interest expense, offset by additional income tax expense related to certain Section 162(m) deduction disallowances.

(8) Adjustment to dilutive shares resulting from changes in unrecognized compensation and excess tax benefits.

(9) Basic earnings per share of common stock is computed using the weighted average number of our common shares outstanding during the periods. Diluted earnings per share is adjusted for the incremental shares that would be outstanding upon the assumed exercise of stock options. Shares used in computing diluted earnings per share includes the weighted average shares outstanding for the period used in calculating basic earnings per share, plus the dilutive effect of stock options outstanding during the period. Except for the second quarter of fiscal year 2005 in which all outstanding stock options were considered dilutive in our calculation, share dilution for all quarters presented excludes the effect of options outstanding that were considered antidilutive because the average market price of the underlying stock did not exceed the sum of the option exercise price, unrecognized compensation expense and windfall tax benefits.

29. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), SFAS 158 amends SFAS 87, "Employers' Accounting for Pensions", SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS 158 requires employers to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status. It also requires employers to measure plan assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. SFAS 158 is required to be adopted by entities with fiscal years ending after December 15, 2006. The adoption of this standard is not expected to have a material impact on our financial condition, results of operation or liquidity.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of this standard is not expected to have a material impact on our financial condition, results of operation or liquidity.

In September 2006, the Securities and Exchange Commission ("SEC") released SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," ("SAB 108"), which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. SAB 108 does not change the SEC staff's previous guidance on evaluating the materiality of errors. It allows registrants to record the effects of adopting SAB 108 guidance as a cumulative-effect adjustment to retained earnings. This adjustment must be reported in the annual financial statements of the first fiscal year ending after November 15, 2006. The adoption of this standard is not expected to have a material impact on our financial condition, results of operation or liquidity.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. FIN 48, effective for fiscal years beginning after December 15, 2006, seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. We are currently assessing the impact of FIN 48 on our consolidated financial position and results of operations.

On October 22, 2004, the President signed into law the American Jobs Creation Act of 2004 (the "Act"). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. Financial Accounting Standards Board Staff Position 109-2 "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" allows companies additional time beyond that provided in Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" to determine the impact of the Act on its financial statements and provides guidance for the disclosure of the impact of the Act on the financial statements. This incentive expired June 30, 2006. We did not repatriate any amounts prior to the expiration of this provision, and accordingly, we have not recognized any income tax expense related to this repatriation provision.

30. SUBSEQUENT EVENTS

Please see Note 2. Review of Stock Option Grant Practices and Note 24. Departure of Executive Officers in these Notes to Consolidated Financial Statements for discussions of our internal investigation of our stock option grant practices and subsequent restatement of previously filed financial statements and the departure of our Chief Executive Officer and Chief Financial Officer as a result of that investigation.

Please see Note 13. Long-Term Debt for a discussion of the Alleged Default and Purported Acceleration of our Senior Notes and waiver, amendment and consents received for our Credit Facility.

On July 6, 2006, we amended our Term Loan Facility and borrowed an additional $500 million on July 6, 2006 and an additional $500 million on August 1, 2006. As a result of the increase to the facility, the Applicable Margin, as defined in the Credit Facility, increased to LIBOR plus 200 basis points. The borrowing rate under the Term Loan Facility as of January 12, 2007 was 7.36%. We used the proceeds of the Term Loan Facility increase to finance the purchase of shares of our Class A common stock under the June 2006 $1 billion share repurchase authorization and for the payment of transaction costs, fees and expenses related to the increase in the Term Loan Facility.

Following the Tender Offer, our credit ratings were downgraded by Moody's and Standard and Poor's, both to below investment grade. Standard & Poor's further downgraded us to BB upon our announcement in June 2006 of the approval by our Board of Directors of a new $1 billion share repurchase plan. Fitch initiated its coverage of us in August 2006 at a rating of BB, except for our Senior Notes which were rated BB-. Standard & Poor's downgraded our credit rating further, to B+, following our announcement on September 28, 2006 that we would not be able to file our Annual Report on Form 10-K for the period ending June 30, 2006 by the September 28, 2006 extended deadline.

In August 2006, we completed the June 2006 Board of Directors authorized share repurchase program of up to $1 billion of our Class A common stock. We purchased 19.9 million shares for an average price of $50.30 for approximately $1 billion. All of the shares repurchased under this authorization were retired as of the date of this report.

In August 2006, our Board of Directors authorized an additional share repurchase program of up to $1 billion of our Class A common stock. The program, which is open ended, will allow us to repurchase our shares on the open market, from time to time, in accordance with the requirements of SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares to be purchased and the timing of purchases will be based on the level of cash and debt balances, general business conditions, and other factors, including alternative investment opportunities. No repurchases have been made under this program as of the date of this filing. We expect to fund repurchases under this additional share repurchase program from borrowings under our Credit Facility.

In July 2006, we completed the acquisition of Primax Recoveries, Inc. ("Primax"), one of the industry's oldest and largest health care cost recovery firms. The transaction was valued at approximately $40 million, plus related transaction costs excluding contingent consideration of up to $10 million based upon future financial performance and was funded from cash on hand and borrowings on our Credit Facility. We believe this acquisition expands our payor offering to include subrogation and overpayment recovery services to help clients improve profitability while maintaining their valued relationships with plan participants, employers and providers.

In October 2006, we completed the acquisition of Systech Integrators, Inc. ("Systech"), an information technology solutions company offering an array of SAP system integration and consulting services. Systech's services include SAP consulting services, systems integration and custom application development and maintenance. The transaction was valued at approximately $65 million plus contingent payments of up to $40 million based on future financial performance. The transaction was funded with a combination of cash on hand and borrowings under our Credit Facility. We believe this acquisition will enhance our position as a comprehensive provider of SAP services across numerous markets.

On August 15, 2006, the Compensation Committee of the Board of Directors granted 2,091,500 options to employees under the 1997 Stock Incentive Plan. Based on executive management's recommendation no stock option grants were made to corporate executive management pending substantive determination regarding corporate executive management's actions in the matters related to the informal stock option investigation by the Securities and Exchange Commission and the grand jury subpoena issued by the United States District Court, Southern District of New York. However, the Compensation Committee of the Board of Directors agreed to grant options of 100,000 shares each to Ann Vezina, Chief Operating Officer, Commercial Solutions Group and Tom Burlin, Chief Operating Officer, Government Solutions Group, but those grants were deferred. The delay in the grants to Ms. Vezina and Mr. Burlin was necessary at the time because there were insufficient shares remaining in the 1997 Stock Incentive Plan to make the grants to Ms. Vezina and Mr. Burlin. Subsequent to August 15, 2006, there were a number of options granted under the 1997 Stock Incentive

Plan that terminated, which options then became available to grant to other employees, including Ms. Vezina and Mr. Burlin as discussed below.

Because of the investigation into our stock option grant practices, we were unable to timely file our Annual Report on Form 10-K and our Annual Meeting of Stockholders was delayed, and the regularly scheduled meeting of our Board of Directors that was to have occurred in November 2006 was focused solely on stock option investigation matters and any other matters for consideration were deferred. Under our stock option granting policy (See Item 11, Part III), the day prior to or the day of that regularly scheduled November Board meeting, the Compensation Committee could have granted options to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition. On the morning of December 9, 2006 the Compensation Committee met to discuss whether options, which were now available under the 1997 Stock Incentive Plan, should be granted to new hires, employees receiving a grant in connection with a promotion, or persons who became ACS employees as a result of an acquisition. After consideration of the fact that options would have been granted in November, if the regularly scheduled Board meeting had not deferred consideration of matters other than the stock option investigation, the Compensation Committee met on December 9, 2006 and, as a result of their actions at that meeting, a grant of 692,000 shares was made to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition, with such grants including 140,000 shares to Lynn Blodgett, who had been promoted to President and Chief Executive Officer; 75,000 shares to John Rexford who had been promoted to Executive Vice President and Chief Financial Officer and named a director; and 100,000 shares each to Ms. Vezina and Mr. Burlin. Which grants were in recognition of their recent promotions to Chief Operating Officers of the Commercial and Government Segments, respectively, and had been approved by the Compensation Committee on August 15, 2006 but were deferred until shares were available for grant.

In the second quarter of fiscal year 2007, we were notified by DDH Aviation, Inc., a corporate airplane brokerage company in which our Chairman owns a majority interest, of their intent to wind down operations; therefore, we recorded a charge of $0.6 million related to the unused prepaid charter flights. We anticipate that the administrative services we currently provide to DDH will cease prior to June 30, 2007 as a result of the wind down of the DDH operations. Please see Note 22 for a further discussion of our transactions with DDH.

The CSB contract is our largest contract. We have provided loan servicing for the Department of Education's Direct Student Loan program for over ten years. In 2003 the Department conducted a competitive procurement for its "Common Services for Borrowers" initiative ("CSB"). CSB was a modernization initiative which integrated a number of services for the Department, allowing the Department to increase service quality while saving overall program costs. In November 2003 the Department awarded us the CSB contract. Under this contract we provide comprehensive loan servicing, consolidation loan processing, debt collection services on delinquent accounts, IT infrastructure operations and support, maintenance and development of information systems, and portfolio management services for the Department of Education's Direct Student Loan program. We are also developing software for use in delivering these services. The CSB contract has a 5-year base term which began in January 2004 and provides the Department of Education five one-year options to extend after the base term. We estimate that our revenues from the CSB contract will exceed $1 billion in total over the base term of the contract. Annual revenues from this contract represent approximately 4% of our fiscal year 2006 revenues.

Through December 31, 2006 our capitalized expenditures for software development under the CSB contract have totaled approximately $113 million, of which approximately $38 million has been implemented with the current production system. Our model for development of software under the CSB contract may change and we may only be able to use a portion of the uncompleted software with the current production system. As a result, we may incur a material, non-cash, impairment of a portion of our remaining capitalized software development costs, which aggregate approximately $75 million. However, we currently cannot determine the amount, if any, of this potential impairment of our capitalized development costs.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Stock Option Investigation

As discussed in Notes 2 and 24 to our Consolidated Financial Statements, our internal investigation of our stock option grant practices resulted in the restatement of certain previously filed annual and quarterly financial statements and the resignation of our Chief Executive Officer and Chief Financial Officer.

Management's Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our current principal executive officer and current principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of June 30, 2006. Disclosure controls and procedures are designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation our management, including our current Chief Executive Officer and current Chief Financial Officer, has concluded that our disclosure controls and procedures were not effective as of June 30, 2006 because of the material weaknesses described below, in Management's Report on Internal Control over Financial Reporting. Notwithstanding the material weaknesses described below, our current management has concluded that the Company's consolidated financial statements for the periods covered by and included in this Annual Report on Form 10-K are fairly stated in all material respects in accordance with generally accepted accounting principles in the United States of America for each of the periods presented herein.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting can not provide absolute assurance of achieving financial reporting objectives. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal controls over financial reporting. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As discussed in Note 4 to the Consolidated Financial Statements, in December 2005 we acquired the Transport Revenue division of Ascom AG ("Transport Revenue"). We have excluded the Transport Revenue business from the scope of our assessment of our internal control over financial reporting as of June 30, 2006. The Transport Revenue business' total revenues and total assets represent 2.3% and 4.8%, respectively of the related consolidated financial statement amounts as of and for the year ended June 30, 2006.

Also as discussed in Note 4 to the Consolidated Financial Statements, in May 2006, we completed the acquisition of Intellinex, LLC. We have excluded the Intellinex LLC business from the scope of our assessment of our internal control over financial reporting as of June 30, 2006. The Intellinex LLC business' total revenues and total assets represent 0.1% and 1.6%, respectively of the related consolidated financial statement amounts as of and for the year ended June 30, 2006.

Management, including our current Chief Executive Officer and current Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting as of June 30, 2006 using the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management has determined that we have the following material weaknesses in our internal control over financial reporting as of June 30, 2006:

1. Control environment. We did not maintain an effective control environment based on criteria established in the COSO framework. Specifically, we did not (i) maintain controls adequate to prevent or detect instances of override or intervention of our controls or misconduct by certain former members of senior management and (ii) adequately monitor certain of our control practices and foster a consistent and open flow of information and communication between those initiating transactions and those responsible for their financial reporting. This lack of an effective control environment permitted certain former members of senior management to override certain controls resulting in stock-based compensation awards not being properly accounted for or disclosed in our consolidated financial statements and contributing to the need to restate certain of our previously filed annual and quarterly financial statements. These included:

a. Stock-based compensation. In a significant number of cases Mr. Rich (our Chief Executive Officer from August 2002 until his resignation September 29, 2005), Mr. King (our Chief Executive Officer from September 2005 through November 26, 2006), and/or Mr. Edwards (our Chief Financial Officer from March 2001 through November 26, 2006) used hindsight to select favorable grant dates during the limited time periods after the Chairman of the Board had given the officers his authorization to proceed to prepare the paperwork for the option grants and before formal grant documentation was submitted to the applicable compensation committee. Additionally, recommendation memoranda attendant to these grants were intentionally misdated at the direction of Mr. Rich, Mr. King, and/or Mr. Edwards to make it appear as if the memoranda had been created at or about the time of the chosen grant date, when in fact, they had been created afterwards. As a result, stock options were awarded at prices that were at, or near, the quarterly low and the Company effectively granted "in the money" options without recording the appropriate compensation expense.

b. The certification of the financial statements. With respect to our May 2006 Form 10-Q, the investigation concluded that Note 3 to the Consolidated Financial Statements which stated, in part, that we did "not believe that any director or officer of the Company has engaged in the intentional backdating of stock option grants in order to achieve a more advantageous exercise price," was inaccurate because, at the time the May 2006 Form 10-Q was filed, Mr. King and Mr. Edwards either knew or should have known that we awarded options through a process in which favorable grant dates were selected with the benefit of hindsight in order to achieve a more advantageous exercise price and that the term "backdating" was readily applicable to our option grant process. Neither Mr. King nor Mr. Edwards told our directors, outside counsel or independent accountants that our stock options were often granted by looking back and taking advantage of past low prices. Instead, both Mr. King, and Mr. Edwards attributed the disparity between recorded grant dates and the creation dates of the paperwork attendant to the stock option grants to other factors that did not involve the use of hindsight.

As a result, this control environment material weakness resulted in the restatement of our consolidated financial statements for each of the fiscal years 2005 and 2004, each of the quarters of fiscal year 2005, as well as each of the first three quarters of fiscal year 2006. Additionally, this control environment material weakness could result in misstatements of any of our financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

The material weakness in our control environment contributed to the existence of the following additional material weakness.

2. Controls over stock-based compensation expense. We did not maintain effective controls over the completeness, valuation, presentation and disclosure of stock-based compensation expense. Specifically, we did not have an effective control designed and in place over the establishment of the appropriate measurement date for determining compensation expense under APB 25 and SFAS 123(R). As a result, this control deficiency resulted in the misstatement of our stock-based compensation expense, additional paid-in capital accounts, related income tax accounts, retained earnings, related financial disclosures and resulted in the restatement of our consolidated financial statements for each of the fiscal years 2005 and 2004, each of the quarters of fiscal year 2005, as well as each of the first three quarters of fiscal year 2006. Additionally, this control deficiency could result in misstatements of the aforementioned financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

As a result of the material weaknesses described above, our current Chief Executive Officer and current Chief Financial Officer have concluded that we did not maintain effective internal control over financial reporting as of June 30, 2006, based on the criteria in the Internal Control-Integrated Framework issued by COSO.

Management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2006, has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm who also audited our consolidated financial statements. Their report appears under Item 8.

Remediation of the Material Weaknesses in Internal Control over Financial Reporting

To remediate the material weaknesses noted above, we either have implemented, or are in the process of implementing, the following changes in our internal controls:

- After reviewing the results of the investigation to date, our Board of Directors determined that it would be appropriate to accept the resignations of Mr. King and Mr. Edwards. Our Board of Directors has since appointed a new Chief Executive Officer and Chief Financial Officer.
- Adhering to the practice of making annual grants on a date certain and through board or committee meetings, and not through a unanimous written consent process.
- Designating internal legal and accounting staffs to oversee the documentation and accounting of all grants of stock options or restricted stock.
- Monitoring industry and regulatory developments in stock option and restricted stock awards and implementing and maintaining best practices with respect to grants of stock options or restricted stock.

Changes in Internal Control over Financial Reporting

Subsequent to March 31, 2006, we have changed our stock option grant procedures to require that all future grants will be contemporaneously approved in formal meetings of the compensation committee (or Board of Directors for grants to our independent directors.) There were no stock option grants issued for the period April 1, 2006 through June 30, 2006.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors

The following table lists the name and principal occupation of each director and the year in which each such person was first elected as a director, as of December 31, 2006.

Name	Principal Occupation	Served as Director Since
Darwin Deason	Chairman of the Board	1988
Lynn R. Blodgett	President and Chief Executive Officer	2005
John H. Rexford	Executive Vice President and Chief Financial Officer	2006
Joseph P. O'Neill	President and Chief Executive Officer, Public Strategies Washington, Inc.	1994
Frank A. Rossi	Chairman, FAR Holdings Company, L.L.C.	1994
J. Livingston Kosberg	Investor	2003
Dennis McCuistion	President, McCuistion & Associates, Inc.	2003

Business Experience of each Director

Set forth below is certain information with respect to each of the directors.

Darwin Deason, age 66, has served as our Chairman of the Board since our formation in 1988. Mr. Deason also served as Chief Executive Officer from our formation until February 1999. Prior to our formation, Mr. Deason spent 20 years with MTech Corp., a data processing subsidiary of MCorp, a bank holding corporation based in Dallas, Texas, serving as MTech's Chief Executive Officer and Chairman of the Board from 1978 until April 1988, and also serving on the boards of various subsidiaries of MTech and MCorp.

Lynn R. Blodgett, age 52, has served as President and Chief Executive Officer since November 2006 and has served as a director since September 2005. Mr. Blodgett previously served as Executive Vice President and Chief Operating Officer from September 2005 to November 2006. Prior to that time he had served as Executive Vice President and Group President — Commercial Solutions since July 1999. From March 1990 until July 1999 Mr. Blodgett served as President of ACS Business Process Solutions, Inc. (formerly Unibase Technologies, Inc., an entity that we acquired in 1996).

John H. Rexford, age 50, has served as Executive Vice President and Chief Financial Officer and has been a director since November 2006. Prior to that time he had served as Executive Vice President Corporate Development since March 2001. Prior to that date Mr. Rexford served as a Senior Vice President in our mergers and acquisitions area from November 1996 until March 2001. For the period from November 1986 until November 1996, Mr. Rexford served in various capacities with Citicorp North America, Inc.

Joseph P. O'Neill, age 59, has served as a director since November 1994. Mr. O'Neill has served as President and Chief Executive Officer of Public Strategies Washington, Inc., a public affairs and consulting firm, since March 1991, and from 1985 through February 1991 he served as President of the National Retail Federation, a national association representing United States retailers.

Frank A. Rossi, age 69, has served as a director since November 1994. Mr. Rossi has served as Chairman of FAR Holdings Company, L.L.C., a private investment firm, since February 1994. Prior to that Mr. Rossi was employed by Arthur Andersen & Co. for over 35 years and, prior to his retirement in 1994, Mr. Rossi served in a variety of capacities for Arthur Andersen, including Managing Partner/Chief Operating Officer and as a member of the firm's Board of Partners and Executive Committee.

J. Livingston Kosberg, age 70, has served as a director since September 2003. Mr. Kosberg previously served as a director from 1988 through 1991. Mr. Kosberg has been involved in a variety of industries including healthcare, finance, and construction and currently serves as an advisor to several investment funds. Since July 2004, Mr. Kosberg has been serving as a director of U.S. Physical Therapy, Inc. which operates outpatient physical and occupational therapy clinics. U.S. Physical Therapy is a publicly-traded company whose predecessor Mr. Kosberg founded in 1990 and for which he served as CEO from its inception until May 1995, as Chairman of the Board until May 2001, previously as a director until February 2002 and as interim Chief Executive Officer from July 2004 until October 2004.

Dennis McCuistion, age 64, has served as a director since September 2003. For the past 29 years, Mr. McCuistion has been President of McCuistion & Associates, providing consulting services to banks and businesses. Since 1990, Mr. McCuistion has served as executive producer and host of the nationally syndicated, award-winning McCuistion Program on PBS. Mr. McCuistion has also been an instructor for the American Institute of Banking for more than twenty years, and has been a faculty member for the Graduate School of Banking of the South, the Graduate School of Banking in Madison, Wisconsin, and the Southwestern Graduate School of Banking at Southern Methodist University. He is also a member of the National Association of Corporate Directors and the International Association of Facilitators. Mr. McCuistion also serves as a director of Cano Petroleum, Inc., a publicly traded company in the secondary oil recovery business. He serves as a member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee of Cano Petroleum.

Except as set forth above, none of the above directors holds a directorship in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of the Securities Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Executive Officers

In addition to Messrs. Deason, Blodgett and Rexford, the following were executive officers as of December 31, 2006:

Name	Position with the Company
Tom Burlin	Chief Operating Officer — Government Solutions Group
William L. Deckelman, Jr.	Executive Vice President, Corporate Secretary and General Counsel
Ann Vezina	Chief Operating Officer — Commercial Solutions Group

Business Experience of each Executive Officer

Tom Burlin, age 48, has served as Executive Vice President and Group President — Government Solutions Group since June 2005 and as Chief Operating Officer — Government Solutions Group since December 2006. From July 1979 to May 2005, Mr. Burlin was employed by International Business Machines Corporation, most recently as their General Manager and Partner — US Federal and Global Government.

William L. Deckelman, Jr., age 49, has served as Executive Vice President, Corporate Secretary and General Counsel since March 2000. From March 2000 until September 2003 Mr. Deckelman served as one of our directors. From May 1995 to March 2000 Mr. Deckelman was in private law practice, and was a stockholder in the law firm of Munsch Hardt Kopf & Harr, P.C. in Austin, Texas from January 1996 until March 2000. Previously, Mr. Deckelman served as our Executive Vice President, Secretary and General Counsel from November 1993 until May 1995 and as our Senior Vice President, Secretary and General Counsel from February 1989 through November 1993.

Ann Vezina, age 43, has served as Executive Vice President and Group President — Commercial Solutions Group since March 2006 and Chief Operating Officer — Commercial Solutions Group since December 2006. Prior to that date Ms. Vezina served as a Managing Director, Business Process Solutions from May 2003. From July 1985 until May 2003, Ms Vezina served in various capacities with Electronic Data Systems and was a Client Sales Manager at the time she departed EDS in May 2003.

Corporate Governance

Director Independence

On February 3, 2004, our Board of Directors restated our Director Independence Standards to be consistent with the independence standards set forth in Section 303A.02 of the New York Stock Exchange listing standards. The Board has made an affirmative determination that Messrs. J. Livingston Kosberg, Dennis McCuistion, Joseph P. O'Neill and Frank A. Rossi are independent and have no material relationship with the Company. A copy of the Director Independence Standards can be located on our web site at www.acs-inc.com under the Investor Relations and Corporate Governance captions.

Corporate Governance Guidelines

Our Corporate Governance Guidelines are available on our web site at www.acs-inc.com under the Investor Relations and Corporate Governance captions. Our Corporate Governance Guidelines are also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

Code of Conduct
We are dedicated to earning the trust of our clients and investors and our actions are guided by the principles of honesty, trustworthiness, integrity, dependability and respect. Our Board of Directors has adopted a Code of Ethical Business Conduct that applies to all employees and directors and a Code of Ethics for Senior Financial Officers that applies to designated financial officers, including the CEO. Both of these codes are posted on our web site at www.acs-inc.com under the Investor Relations and Corporate Governance captions. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics for Senior Financial Officers, if any, by posting such information on our web site at www.acs-inc.com under the Investor Relations and Corporate Governance captions. Our Code of Ethical Business Conduct and our Code of Ethics for Senior Financial Officers are also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

Executive Sessions and Lead Independent Director
In compliance with the requirements of the New York Stock Exchange, our Corporate Governance Guidelines require the non-management directors to meet at least twice annually in regularly scheduled executive sessions. Mr. O'Neill, as Lead Independent Director, presides over non-management director executive sessions.

Stockholder and Interested Party Communications
Stockholders and other interested parties may communicate with the Board of Directors, the presiding director of the executive sessions or the non-management directors as a group by submitting an e-mail to director@acs-inc.com or by sending a written communication to: ACS Board of Directors, Affiliated Computer Services, Inc., Box #100-411, 1220 L Street, NW, Washington, DC 20005. Stockholders and other interested parties may also call toll free and leave a message for the Board of Directors, the presiding director or the non-management directors at (866) 414-3646.

Board of Directors and Board Committees
During fiscal year 2006, we had four standing committees of the Board of Directors, including the Audit Committee, the Compensation Committee, the Special Transaction Committee and the Nominating and Corporate Governance Committee. The charters for each committee are available on our web site at www.acs-inc.com under the Investor Relations and Corporate Governance captions.

Audit Committee
Our Audit Committee consists of four independent directors (Messrs. Rossi (Chairman), O'Neill, Kosberg and McCuistion). All of such Audit Committee members are independent as defined in the current New York Stock Exchange listing standards. Upon consideration of the attributes of an audit committee financial expert as set forth in Section 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission, the Board of Directors determined that Mr. Rossi (i) possessed those attributes through his years of public accounting experience and he was designated as the Audit Committee Financial Expert and (ii) is "independent" as that term is defined in Item 7(d)(3)(iv)(A) of Schedule 14A under the Exchange Act.

The Audit Committee of the Board of Directors is responsible for:

- monitoring the integrity of our consolidated financial statements;
- monitoring our system of internal controls and the independence and performance of our internal auditors; and
- appointing and monitoring our independent registered public accounting firm.

The Audit Committee operates under a written charter that was restated by the Board of Directors on May 25, 2006, which is available on our web site at www.acs-inc.com under the Investor Relations and Corporate Governance captions. Our Audit Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

Compensation Committee
The Compensation Committee consists of two independent directors (Messrs. Kosberg and O'Neill). Mr. Kosberg served as the Chairman of the Compensation Committee throughout fiscal year 2006. All of such Compensation Committee members are independent as defined in the current New York Stock Exchange listing standards. The Compensation Committee is responsible for:

- recommending to the Board of Directors policies and plans concerning the salaries, bonuses and other compensation of our executive officers (including reviewing the salaries of the executive officers and recommending bonuses and other forms of additional compensation for the executive officers);

- compliance with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to the review of compensation to executive officers whose annual compensation exceeds $1 million so that such amounts may be deductible by us for federal income tax purposes; and

- the grant of all awards under the stock option plans (other than those to independent directors).

A copy of the restated Compensation Committee Charter approved by the Board of Directors on February 3, 2004 is available on our web site at www.acs-inc.com under the Investor Relations and Corporate Governance captions and was previously attached as Appendix D to our definitive proxy statement for our 2004 annual stockholders meeting filed with the Securities and Exchange Commission on September 27, 2004. Our Compensation Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee consists of two independent directors (Messrs. McCuistion and O'Neill). Mr. McCuistion served as the Chairman of the Nominating and Corporate Governance Committee throughout fiscal year 2006. The Nominating and Corporate Governance Committee is responsible for considering, evaluating and recommending to the Board the slate of director nominees.

On September 11, 2003, our Board of Directors approved the Nominating and Corporate Governance Committee Charter, a copy of which is available on our web site at www.acs-inc.com under the Investor Relations and Corporate Governance captions and was previously attached as Appendix E to our definitive proxy statement for our 2004 annual stockholders meeting filed with the Securities and Exchange Commission on September 27, 2004. Our Nominating and Corporate Governance Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: William L. Deckelman, Jr., Corporate Secretary.

Special Transaction Committee
The Special Transaction Committee, which was formed in August 1997 and on which Mr. Deason serves, has the responsibility of considering, evaluating, and approving the terms of potential transactions resulting in the acquisition of assets, businesses, or stock of third parties for cash, our Class A common stock, or other consideration with a dollar value of up to $100,000,000. The Special Transaction Committee has delegated to the Chief Executive Officer the authority to consider, evaluate, and approve the terms of potential transactions resulting in the acquisition of assets, businesses, or stock of third parties for cash or other consideration with a dollar value of up to $50,000,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, certain officers and persons who beneficially own more than 10% of our outstanding common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock held by such persons. These persons are also required to furnish us with copies of all forms they file under this regulation. To our knowledge, based solely on a review of the copies of such reports furnished to us and without further inquiry, all required forms for fiscal year 2006 were filed on time except that William L. Deckelman, Jr., our Executive Vice President, General Counsel and Corporate Secretary, filed a Form 4 on February 1, 2006 with respect to the transfer of 1,904 shares on August 22, 2005, which transfer occurred as the result of a change of elections made by Mr. Deckelman in the Company's 401(k) Plan.

ITEM 11. EXECUTIVE COMPENSATION

Director's Compensation

Directors who are employees of ACS receive no compensation for their services as a Director. In fiscal year 2006, our non-management directors were eligible to receive the following compensation for their services:

Fiscal Year 2006

• Independent Director Annual Retainer	$	45,000
• Lead Independent Director Annual Retainer	$	15,000
• Audit Committee Chair Annual Retainer	$	15,000
• Nominating & Corporate Governance Committee Chair Annual Retainer	$	5,000
• Compensation Committee Chair Annual Retainer	$	5,000
• Board Meeting (in person)	$	2,000
• Board Meeting (telephonic)	$	1,000
• Audit Committee Meeting (in person)	$	2,000
• Audit Committee Meeting (telephonic)	$	1,000
• Annual Stock Option Grant		7,500 shares
• Initial Stock Option Grant		20,000 shares

In fiscal year 2006, a payment of $75,000 was made to Mr. O'Neill and payments of $60,000 each were made to Messrs. Rossi, Kosberg and McCuistion in recognition of the time and effort expended by them as members of the special committee, and in Mr. O'Neill's case, as chairman of that committee, in evaluating the unsolicited discussions with a group of private equity investors regarding a possible sale of the Company.

Based on a study performed by an independent consultant, the Compensation Committee has recommended and the Board has approved the same levels of compensation for our non-management directors in fiscal year 2007, provided, however, on January 22, 2007, the Board of Directors, on recommendation of the Compensation Committee, approved an increase in the Initial Stock Option Grant from 20,000 shares to 40,000 shares.

Mr. O'Neill currently holds options to purchase an aggregate of 92,500 shares of our Class A common stock, of which 75,500 of such options are vested and exercisable as of December 31, 2006. Mr. Rossi currently holds options to purchase 32,500 shares of our Class A common stock, of which 15,500 of such options are vested and exercisable as of December 31, 2006. Mr. Kosberg currently holds options to purchase an aggregate of 32,500 shares of our Class A common stock, 13,500 of which are vested and exercisable as of December 31, 2006. Mr. McCuistion currently holds options to purchase an aggregate of 32,500 shares of our Class A common stock, 13,500 of which are vested and exercisable as of December 31, 2006.

Pursuant to our Executive Benefit Plan, as amended, directors are also eligible for reimbursement up to $1,000 annually for any physical examination for the director performed by a designated physician or other licensed physician of their choice.

Summary of Named Executive Officers' Cash and Other Compensation

The following table sets forth certain information regarding compensation paid for all services rendered to us in all capacities during fiscal years 2006, 2005, and 2004 by our Chief Executive Officer, our four other of our most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, based on salary and bonuses earned during fiscal year 2006 and a former CEO who also resigned during fiscal year 2006 (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Restricted Stock Award(s) ($)(2)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)(3)	All Other Compensation ($)
Darwin Deason	2006	845,447	—	252,102(4)	—	—	—	6,884(5)
Chairman of the Board	2005	803,982	1,058,989	161,791	—	—	—	6,102
	2004	779,470	1,733,327	154,278	—	300,000	—	5,500
Mark A. King	2006	687,316	—	65,814(7)	—	—	—	4,030(8)
President & Chief Executive	2005	550,000	507,114	—	—	375,000	—	3,719
Officer(6)	2004	550,000	856,134	—	—	100,000	—	3,598
Lynn Blodgett	2006	554,998	—	—	—	—	—	1,209(10)
Executive Vice President and	2005	450,000	355,639	—	—	300,000	—	875
Chief Operating Officer(9)	2004	375,000	500,338	—	—	100,000	—	644
Warren D. Edwards	2006	470,243	—	—	—	—	—	3,195(12)
Executive Vice President and	2005	450,000	237,092	—	—	200,000	—	3,359
Chief Financial Officer(11)	2004	350,000	466,982	—	—	75,000	—	3,051
Tom Burlin	2006	350,000	150,000	—	—	—	—	663(13)
President and Group	2005	13,462	50,000	—	—	100,000	—	—
Executive Vice President — Government Solutions	2004	—	—	—	—	—	—	—
Former Officer:								
Jeffrey A. Rich	2006	793,470	—	22,576,186(15)	—	—	—	5,793(16)
Chief Executive Officer(14)	2005	750,000	790,308	160,364	—	500,000	—	5,430
	2004	750,000	1,334,235	150,363	—	—	—	4,158

(1) As permitted by SEC rules, this column excludes perquisites and other personal benefits for the Named Executive Officer if the total incremental cost in a given year did not exceed the lesser of $50,000 or 10% of such officer's combined salary and bonus for that year. Other Annual Compensation includes medical, auto, and tax and estate planning perquisites as well as non-business use of corporate aircraft. In proxy statements for fiscal year 2004 (and prior years) we reported non-business use of corporate aircraft using the Standard Industry Fare Level (SIFL) tables published by the Internal Revenue Service. The SIFL tables are used to determine the amount of compensation income that is imputed to the executive for tax purposes for non-business use of corporate aircraft. The SEC requires that we use a methodology based on the incremental cost to us of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar/parking costs and other similar variable costs to determine the cost of non-business use of corporate aircraft. Compensation related to non-business use of corporate aircraft reflected in this table for fiscal year 2004 has been adjusted based on this methodology. Since the corporate aircraft are primarily used for business travel, we do not include the fixed costs that do not change based on usage, such as pilots' salaries, the purchase costs of any company-owned aircraft, and the cost of maintenance not related to trips. For this table we have recalculated the incremental cost of non-business use of corporate aircraft for all named executives in previously reported years using the new methodology.

(2) We did not grant any restricted stock awards or stock appreciation rights ("SARs") to the Named Executive Officers during fiscal years 2006, 2005 or 2004.

(3) We did not grant any long-term incentive plan payouts to the Named Executive Officers during fiscal years 2006, 2005 or 2004.

(4) Represents $199,887 in non-business use of corporate aircraft, $9,073 in auto expense and $43,142 in medical costs. We maintain an overall security program for our Chairman of the Board and company founder, Mr. Deason, due to business-related security concerns. Mr. Deason is provided with security systems and equipment as well as security advice and personal protection services. The cost of these systems and services are incurred as a result of business-related concerns and are not maintained as perquisites or otherwise for the personal benefit of Mr. Deason. As a result, we have not included such costs in the column "Other Annual Compensation," but rather note them here as follows: $477,364 for 2006, $483,880 for 2005, and $381,378 for 2004. With regard to the personal protection services, other executive officers and members of our Board of Directors receive the incidental benefit of these services when attending a meeting or other function at which Mr. Deason is also present; such incidental benefit has not been calculated or allocated for purposes of this table.

(5) Represents $6,884 in life insurance premiums.

(6) Mr. King was named our President and Chief Executive Officer effective as of September 29, 2005. Mr. King's annual base salary for fiscal year 2006 was $750,000 effective October 1, 2005. Mr. King resigned as a director and President and Chief Executive Officer effective as of November 26, 2006.

(7) Represents $34,556 in non-business use of corporate aircraft, $22,186 in medical costs, and $9,072 in LTD insurance premiums.

(8) Represents $2,750 in matching 401(k) payments and $1,280 in life insurance premiums.

(9) Mr. Blodgett was named our Executive Vice President and Chief Operating Officer effective as of September 29, 2005, and our President and Chief Executive Officer effective as of November 26, 2006. Mr. Blodgett's annual base salary for fiscal year 2006 was $600,000 effective October 1, 2005.

(10) Represents $1,209 in life insurance premiums.

(11) Mr. Edwards resigned as Executive Vice President and Chief Financial Officer effective as of November 26, 2006.

(12) Represents $2,750 in matching 401(k) payments and $445 in life insurance premiums.

(13) Represents $663 in life insurance premiums.

(14) Mr. Rich resigned as a director and Chief Executive Officer effective as of September 29, 2005.

(15) Represents $22,453,613 from stock option repurchases and termination payments (See discussion in the section entitled "Severance Agreements for Executive Officers"); $101,689 in non-business use of corporate aircraft, $10,762 in medical costs, and $10,122 in LTD insurance premiums.

(16) Represents $4,698 in matching 401(k) payments and $1,095 in life insurance premiums.

There were no stock options or SARs granted during the fiscal year ended June 30, 2006 to the Named Executive Officers. As discussed in detail in the section entitled "Severance Agreements with Executive Officers" below, all unvested options held by Mr. Rich as of September 29, 2005 were terminated.

At its May 2006 Board Meeting, our directors adopted a new policy regarding stock option grants. That policy provides that all future proposed stock option grants to employees will be considered by the Compensation Committee at a formal meeting. A formal meeting to approve option grants to employees will be held on August 15th of each year. A formal meeting to approve option grants to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition will be held on the day prior to or the day of the regularly scheduled quarterly board meeting. The date of the formal meeting at which a grant is approved shall be the option grant date. Minutes of those meetings will be retained in the Compensation Committee records. All future proposed grants to directors, who are not employees, will be considered by the Board of Directors at a formal meeting. A formal meeting to approve annual grants to directors who are not employees will be made at the first regularly scheduled board meeting following August 15th of each year. If a new director is added to the Board, an initial grant of stock options may be made at that time by the Board. The minutes of the Board meeting will reflect the action taken by the Board with respect to the option grants considered. The exercise price for each approved grant shall not be less than the fair market value of a share of the Company's Class A Common Stock on the date of grant which shall be determined by reference to the closing price for such stock on such date on the New York Stock Exchange. If the Compensation Committee meeting occurs on a weekend or national holiday, the exercise price for that grant will be the closing price of the Company's Class A Common Stock on the last trading day immediately preceeding the date of the Compensation Committee meeting.

Under our stock option granting policy, the day prior to or the day of that regularly scheduled November 2006 Board meeting, the Compensation Committee could have granted options to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition. On the morning of December 9, 2006, the Compensation

Committee met to discuss whether options, which were now available under the 1997 Stock Incentive Plan, should be granted to new hires, employees receiving a grant in connection with a promotion, or persons who became ACS employees as a result of an acquisition. After consideration of the fact that options would have been granted in November, if the regularly scheduled Board meeting had not deferred consideration of matters other than the stock option investigation, the Compensation Committee met on December 9, 2006 and, as a result of their actions at that meeting, a grant of 692,000 shares was made to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition, with such grants including 140,000 shares to Lynn Blodgett, who had been promoted to President and Chief Executive Officer; 75,000 shares to John Rexford who had been promoted to Executive Vice President and Chief Financial Officer and named a director; and 100,000 shares each to Ms. Vezina and Mr. Burlin. Which grants were in recognition of their recent promotions to Chief Operating Officers of the Commercial and Government Segments, respectively, and had been approved by the Compensation Committee on August 15, 2006 but were deferred until shares were available for grant.

The following table provides information related to options exercised by the Named Executive Officers during fiscal year 2006 and the number and value of options held at fiscal year end. We do not have any SARs outstanding.

AGGREGATED OPTION/SAR EXERCISES IN FISCAL YEAR 2006 AND JUNE 30, 2006 OPTION/SAR VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options/SARs at June 30, 2006 (#) (2)		Value of Unexercised In-the-Money Options/SARs at June 30, 2006 ($) (2) (3)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Darwin Deason	—	—	360,000	690,000(4)	$ 5,709,600	$12,071,213
Mark A. King(5)	—	—	703,000	440,000	16,155,805	2,045,800
Lynn Blodgett	—	—	302,600	344,400	5,331,670	1,330,480
Warren D. Edwards(6)	—	—	230,000	225,000	4,005,575	818,350
Tom Burlin	—	—	20,000	80,000	16,000	64,000
Former Officer:						
Jeffrey A. Rich(7)	610,000	18,353,613	—	—	—	—

(1) Represents the value realized upon exercise calculated as the number of options exercised times the difference between the actual stock trading price on the date of exercise and the exercise price.

(2) We do not have any SARs outstanding.

(3) Represents the value of unexercised options calculated as the number of unexercised options times the difference between the closing price at June 30, 2006 of $51.61 and the exercise price.

(4) Of these options, 450,000 have been designated as integrated stock options to fund Mr. Deason's Supplemental Executive Retirement Agreement.

(5) Mr. King resigned as a director and President and Chief Executive Officer effective as of November 26, 2006. See discussion in the section entitled "Severance Agreements for Executive Officers" below.

(6) Mr. Edwards resigned as Executive Vice President and Chief Financial Officer effective as of November 26, 2006. See discussion in the section entitled "Severance Agreements for Executive Officers" below.

(7) Mr. Rich resigned as a director and Chief Executive Officer effective as of September 29, 2005. See discussion in the section entitled "Severance Agreements for Executive Officers" below.

Mr. Deason's Supplemental Executive Retirement Agreement and Employment Agreement

In December 1998, we entered into a Supplemental Executive Retirement Agreement with Mr. Deason, which was amended in August 2003 to conform the normal retirement date specified therein to our fiscal year end next succeeding the termination of the Employment Agreement between Mr. Deason and us. The normal retirement date under the Supplemental Executive Retirement Agreement was subsequently amended in June 2005 to conform to the termination date of the Employment Agreement with the exception of the determination of any amount deferred in taxable years prior to January 1, 2005 for purposes of applying the provisions of the American Jobs Creation Act of 2004 and the regulations and interpretive guidance published pursuant thereto (the "AJCA"). Pursuant to the Supplemental Executive Retirement Agreement, which was reviewed and approved by the Board of Directors,

Mr. Deason will receive a benefit upon the occurrence of certain events equal to an actuarially calculated amount based on a percentage of his average monthly compensation determined by his monthly compensation during the highest thirty-six consecutive calendar months from among the 120 consecutive calendar months ending on the earlier of his termination of employment or his normal retirement date. The amount of this benefit payable by us will be offset by the value of particular options granted to Mr. Deason (including 150,000 shares covered by options granted in October 1998 with an exercise price of $11.53 per share and 300,000 shares granted in August 2003 with an exercise price of $44.10). To the extent that we determine that our estimated actuarial liability under the Supplemental Executive Retirement Agreement exceeds the "in the money" value of such options, such deficiency would be reflected in our results of operations as of the date of such determination. In the event that the value of the options granted to Mr. Deason exceeds the benefit, such excess benefit would accrue to Mr. Deason and we would have no further obligation under the Supplemental Executive Retirement Agreement. The percentage applied to the average monthly compensation is 56% for benefit determinations made on or any time after May 18, 2005. The events triggering the benefit are retirement, total and permanent disability, death, resignation, and change in control or termination for any reason other than cause. The benefit will be paid in a lump sum or, at the election of Mr. Deason, in monthly installments over a period not to exceed ten years. We have estimated that our obligation with respect to Mr. Deason under the Supplemental Executive Retirement Agreement was approximately $8.2 million at June 30, 2006 and will be $17.4 million at May 18, 2011 (based on the normal retirement date under the Supplemental Executive Retirement Agreement but excluding the implications of the AJCA). The value (the excess of the market price over the option exercise price) of the options at December 31, 2006 was $7.0 million, and the $1.5 million excess of the estimated liability of $8.5 million at December 31, 2006 over the option value was recorded in our financial statements as of December 31, 2006. If the payment is caused by a change in control and at such time Mr. Deason would be subject to an excise tax under the Code with respect to the benefit, the amount of the benefit will be grossed-up to offset this tax.

Effective as of February 16, 1999, we also entered into an Employment Agreement with Mr. Deason. The Employment Agreement, which was previously reviewed and approved by the Board of Directors and replaced an earlier severance agreement, has a term that currently ends on May 18, 2011, provided that such term shall automatically be extended for an additional year on May 18 of each year, unless thirty (30) days prior to May 18 of any year, Mr. Deason gives notice to us that he does not wish to extend the term or our Board of Directors (upon a unanimous vote of the directors, except for Mr. Deason) gives notice to Mr. Deason that it does not wish to extend the term. The Employment Agreement provides annual adjustments to Mr. Deason's base salary by a percentage equal to the average percentage adjustments to the annual salaries of our top five executive officers (excluding promotions). The Employment Agreement also provides for an annual bonus based on the achievement of financial goals set for Mr. Deason by the Compensation Committee. This bonus can be up to 250% of Mr. Deason's base salary for that year, which is consistent with the bonus percent Mr. Deason has been eligible to receive since 1996. In addition, the Employment Agreement provides for severance benefits for Mr. Deason upon a change of control and for supplemental retirement benefits for Mr. Deason, which are in addition to the benefits under the aforementioned Supplemental Executive Retirement Agreement. The severance benefit to be received by Mr. Deason upon a change in control event includes a lump sum payment, equal to (a) the number of years (including partial years) remaining under his Employment Agreement times the sum of (i) his per annum base salary at the time of the change in control, plus (ii) the greater of (x) his bonus for the immediately preceding fiscal year or (y) the average of his bonus for the immediately preceding two fiscal years, plus (b) his target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year. If a change in control event under the Employment Agreement occurred on December 31, 2006, then Mr. Deason would be paid a severance benefit of approximately $7.5 million. Among other things, the Employment Agreement also provides that we will, up to three years following the change in control event under the Employment Agreement, continue to provide Mr. Deason with medical, dental, life insurance, disability and accidental death and dismemberment benefits at the highest level provided to Mr. Deason prior to the change in control.

Severance Agreements for Executive Officers

We have entered into severance agreements with each of our executive officers, which upon the occurrence of certain events, will entitle such executive officer to receive a severance benefit. Under the severance agreements, one of the conditions to payment of the severance benefit is that one of the following corporate events must occur: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that our holders of common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; or (iii) we adopt or implement a plan or proposal for our liquidation. Each such executive officer shall be entitled to receive the severance benefit upon consummation of any corporate event. The executive's right to receive the severance benefit also accrues if a person or entity (other than one or more trusts established by us for the benefit of our employees or a person or entity that holds 15% or more of our outstanding common stock on the date the particular severance agreement was entered into) becomes the beneficial owner of 15% or more of our outstanding common stock, or if during any period of 24 consecutive months there is a turnover of a majority of the Board of Directors. There shall be excluded from the determination of the turnover of directors: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of our Board of Directors since January 1, 2004, (ii) a member of the board who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, and (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office.

The severance benefit to be received by each such executive officer (and to one current employee who is a former executive officer) generally includes a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the executive's bonus (or average commission payment, as applicable) for the preceding fiscal year (or if employed for less than one year, the bonus such executive officer would have received if employed for all of the preceding fiscal year), plus (b) the executive's target bonus (or average commission payment, as applicable) for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year. The following table provides information related to the lump sum payment that would be paid to each of the Named Executive Officers and our executive officers (and the one former executive officer) as a group, if one of the corporate events that would cause payment of the severance benefit occurred December 31, 2006.

Name and Position	Severance Benefit
Darwin Deason Chairman of the Board	(1)
Lynn Blodgett President and Chief Executive Officer	$ 2,441,250(2)
John H. Rexford Executive Vice President and Chief Financial Officer	$ 2,450,966(3)
Tom Burlin Chief Operating Officer, Government Solutions Group	$ 1,782,188(4)
All Eligible Executive Officers (5 persons)	$11,713,576
Former Officers:	
Jeffrey A. Rich Former Chief Executive Officer	(5)
Mark A. King Former President and Chief Executive Officer	(2)(6)
Warren D. Edwards Former Executive Vice President and Chief Financial Officer	(2)(7)

(1) Mr. Deason is not party to a severance agreement. See discussion of "Mr. Deason's Supplemental Executive Retirement Agreement and Employment Agreement" above.

(2) None of these executive officers received a bonus in fiscal year 2006 and no amount has been included in the severance payment for purposes of this table.

(3) Mr. Rexford's severance benefit is calculated based on average commissions paid.

(4) Mr. Burlin received a discretionary bonus of $150,000 in fiscal year 2006 and that amount has been included in this calculation.

(5) Mr. Rich resigned as a director and Chief Executive Officer effective as of September 29, 2005. His Severance Agreement was terminated at the date of his departure and he will not receive any severance payment.

(6) Mr. King resigned as a director and President and Chief Executive Officer effective as of November 26, 2006. His severance agreement was terminated at the date of his departure and he will not receive any severance payment.

(7) Mr. Edwards resigned as Executive Vice President and Chief Financial Officer effective as of November 26, 2006. His severance agreement was terminated at the date of his departure and he will not receive any severance payment.

In addition, the severance agreements provide that we will, up to three years following the executive's termination of employment, continue to (i) pay insurance benefits to the executive until the executive secures employment that provides replacement insurance and (ii) provide insurance benefits to the executive to the extent any new insurance the executive receives from a subsequent employer does not cover a pre-existing condition. Also, when determining any executive's eligibility for post-retirement benefits under any welfare benefit plan, the executive shall be credited with three years of participation and age credit. The executive is also entitled to receive additional payments to compensate for the effect of excise taxes imposed under Section 4999 of the Code and any interest or penalties associated with these excise taxes upon payments made by us for the benefit of the executive.

These severance agreements may be terminated by us with one year advance written notice; however, if a corporate event is consummated prior to termination by us, then these agreements will remain in effect for the time necessary to give effect to the terms of the agreements.

On November 26, 2006, Mark A. King resigned as our President, Chief Executive Officer and as a director. In connection therewith, on November 26, 2006 we and Mr. King entered into a separation agreement (the "King Agreement"). The King Agreement provides, among other things, that Mr. King will remain with us as an employee providing transitional services until June 30, 2007. In addition, under the terms of the King Agreement, all unvested stock options held by Mr. King have been terminated as of November 26, 2006, excluding options that would have otherwise vested prior to August 31, 2007 which will be permitted to vest on their regularly scheduled vesting dates provided that Mr. King does not materially breach certain specified provisions of the King Agreement. The King Agreement also provides that the exercise price of Mr. King's vested stock options will be increased to an amount determined by us in a manner consistent with the final determination of the review performed by us in conjunction with the audit of our financial statements for the fiscal year ending June 30, 2006 and the exercise price of certain vested options will be further increased by the amount by which the aggregate exercise price of stock options previously exercised by Mr. King would have been increased had the stock options not been previously exercised. Mr. King's vested options, if unexercised, will expire no later than June 30, 2008. The King Agreement also subjects Mr. King to non-competition and non-solicitation covenants until December 31, 2009. In addition, the King Agreement provides that Mr. King's severance agreement with us is terminated, Mr. King's salary will be reduced during the transition period and Mr. King will not be eligible to participate in our bonus plans, and Mr. King will be eligible to receive certain of our provided health benefits through December 31, 2009.

On November 26, 2006, Warren D. Edwards resigned as our Executive Vice President and Chief Financial Officer. In connection therewith, on November 26, 2006 we and Mr. Edwards entered into a separation agreement (the "Edwards Agreement"). The Edwards Agreement provides, among other things, that Mr. Edwards will remain with us as an employee providing transitional services until June 30, 2007. In addition, under the terms of the Edwards Agreement, all unvested stock options held by Mr. Edwards have been terminated as of November 26, 2006, excluding options that would have otherwise vested prior to August 31, 2007 which will be permitted to vest on their regularly scheduled vesting dates provided that Mr. Edwards does not materially breach certain specified provisions of the Edwards Agreement. The Edwards Agreement also provides that the exercise price of Mr. Edwards' vested stock options will be increased to an amount determined by us in a manner consistent with the final determination of the review performed by us in conjunction with the audit of our financial statements for the fiscal year ending June 30, 2006. Mr. Edwards' vested options, if unexercised, will expire no later than June 30, 2008. The Edwards Agreement also subjects Mr. Edwards to non-competition and non-solicitation covenants until December 31, 2009. In addition, the Edwards Agreement provides that Mr. Edwards' severance agreement with us is terminated, Mr. Edwards' salary will be reduced during the transition period and Mr. Edwards will not be eligible to participate in our bonus plans, and Mr. Edwards will be eligible to receive certain of our provided health benefits through December 31, 2009.

On September 29, 2005, we entered into an agreement with Mr. Jeffrey A. Rich, which, among other things, provides the following: (i) Mr. Rich remained on our payroll and was paid his current base salary (of $820 thousand annually) through June 30, 2006; (ii) Mr. Rich will not be eligible to participate in our performance-based incentive compensation program in fiscal year 2006; (iii) we purchased from Mr. Rich all options previously granted to Mr. Rich that were vested as of the date of the Agreement in exchange for an aggregate cash payment, less applicable income and payroll taxes, equal to the amount determined by subtracting the exercise price of each such vested option from $54.08 per share and all such vested options were terminated and cancelled; (iv) all options previously granted to Mr. Rich that were unvested as of the date of the agreement were terminated (such options had an in-the-money value of approximately $4.6 million based on the closing price of our stock on the New York Stock Exchange on September 29, 2005); (v) Mr. Rich received a lump sum cash payment of $4.1 million; (vi) Mr. Rich will continue to receive executive benefits for health, dental and vision through September 30, 2007; (vii) Mr. Rich will also receive limited administrative assistance through September 30, 2006; and (viii) in the event Mr. Rich establishes an M&A advisory firm by January 1, 2007, we will retain such firm for a two year period from its formation for $250 thousand per year plus a negotiated success fee for completed transactions. The agreement also contains certain standard restrictions, including restrictions on soliciting our employees for a period of three years and soliciting our customers or competing with us for a period of two years. On June 9, 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by Mr. Rich. The agreement terminates on May 31, 2008, during which time we will pay a total of

$0.5 million for M&A advisory services, payable in equal quarterly installments. We have paid approximately $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

Executive Benefit Plan and Long-Term Disability Benefits

Each of our executive officers is also eligible to participate in our Executive Benefit Plan, as amended. The Executive Benefit Plan provides the following benefits: (1) reimbursement of premiums, deductibles, co-payments, co-insurance and other certain plan exclusions incurred by their participation in our basic group health plan (including dependents) will be paid at 100% up to $25,000 and those expenses in excess of $25,000 will be inputed (effective January 1, 2007); (2) Physical examination expenses will be covered according to the plan's reimbursement guidelines for an employee, spouse or child(ren); (3) estate planning services provided by a designated estate planner up to an initial amount of $25,000 and subsequent annual amounts up to $10,000; and (4) up to $1,000 per year for income tax preparation services by a third-party selected by the executive.

We also provide additional long-term disability coverage for certain of our executive officers in addition to the standard policy provided to each of our employees.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2006, the Compensation Committee was composed of Joseph P. O'Neill and J. Livingston Kosberg. No member of the Compensation Committee was an officer or employee of ours or any of our subsidiaries. None of our executive officers served on the Board of Directors or on the compensation committee of any other entity, for which any officers of such other entity served either on our Board or on our Compensation Committee. For information on insider participation, see "Certain Relationships and Related Transactions."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Management and Principal Stockholders

The following table sets forth, as of December 31, 2006, certain information with respect to the shares of Class A common stock and the Class B common stock beneficially owned by (i) stockholders known to us to own more than 5% of the outstanding shares of such classes, (ii) each of our directors and Named Executive Officers, and (iii) all of our executive officers and directors as a group.

Name	Amount and Nature of Beneficial Ownership of Class A Common Stock	Percent of Total Shares of Class A Common Stock Owned Beneficially	Amount and Nature of Beneficial Ownership of Class B Common Stock	Percent of Total Shares of Class B Common Stock Owned Beneficially	Percent of Total Shares of Class A and Class B Common Stock Owned Beneficially	Percent of Total Voting Power Owned Beneficially(1)
BENEFICIAL OWNERS OF MORE THAN 5% OF OUR COMMON STOCK						
Capital Group International, Inc.(2) 11100 Santa Monica Blvd. Los Angeles, CA 90025	11,826,387	12.81%	—	—	11.96%	7.47%
FMR Corp.(3) 82 Devonshire Street Boston, MA 02109	4,465,211	4.84%	—	—	4.51%	2.82%
SECURITY OWNERSHIP OF MANAGEMENT						
Darwin Deason(4)	2,469,439	2.66%	6,599,372	100%	9.12%	41.60%
Lynn Blodgett(5)	373,500	*	—	—	*	*
Tom Burlin(6)	20,000	*	—	—	*	*
Frank A. Rossi(7)	65,500	*	—	—	*	*
Joseph P. O'Neill(8)	103,120	*	—	—	*	*
J. Livingston Kosberg(9)	18,500	*	—	—	*	*
Dennis McCuistion(10)	14,095	*	—	—	*	*
All Current Executive Officers and Directors as a Group (10 persons)(11)	3,357,224	3.59%	6,599,372	100%	9.94%	41.94%
Named Executive Officers who have resigned since July 1, 2006						
Mark A. King(12)	873,331	*	—	—	*	*
Warren D. Edwards(13)	270,308	*	—	—	*	*
All Current and Listed Former Executive Officers and Directors as a Group(14)	4,500,863	4.76%	6,599,372	100%	10.97%	42.37%

* Less than 1%

(1) In calculating the percent of total voting power, the voting power of shares of Class A common stock (one vote per share) and Class B common stock (ten votes per share) are aggregated. As of December 31, 2006, there were 92,314,491 shares of Class A common stock and 6,599,372 shares of Class B common stock issued and outstanding.

(2) Based on filings by the stockholder with the Securities and Exchange Commission dated November 14, 2006. Such stockholder has indicated that it has sole voting power with respect to 4,489,977 shares and no voting power with respect to the remaining shares and sole investment power with respect to all shares.

(3) Based on a filing by the stockholder with the Securities and Exchange Commission dated November 14, 2006. Such stockholder has indicated that it has sole voting power with respect to 684,615 shares and no voting power with respect to the remaining shares and sole investment power with respect to all shares.

(4) The shares of our Class A common stock noted in the table include 480,000 shares of Class A common stock which are not outstanding but are subject to options exercisable within sixty days of December 31, 2006; and 6,545 shares owned by Mr. Deason through the ACS Employee Stock Purchase Plan. We have filed a registration statement on Form S-3 with the Securities and Exchange Commission covering 1,504,562 shares of Class A common stock owned by Mr. Deason. See discussion of Mr. Deason's voting rights under the section entitled "Voting Rights of Our Chairman."

(5) Includes 372,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of December 31, 2006.

(6) Includes 20,000 shares of our Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of December 31, 2006.

(7) Includes 15,500 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of December 31, 2006.

(8) Includes 75,500 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of December 31, 2006.

(9) Includes 13,500 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of December 31, 2006. All shares are held in the Livingston Kosberg Trust. Mr. Kosberg holds the sole voting power and sole investment power with respect to such shares as Trustee.

(10) Includes 13,500 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of December 31, 2006. All shares are held in the McCuistion and Associates, Inc. Profit Sharing Plan. Mr. McCuistion holds the sole voting power and sole investment power with respect to such shares.

(11) Includes 1,273,400 shares of our Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of December 31, 2006; 2,198 shares of our Class A common stock owned through the ACS 401(k) Plan; and 12,721 shares of our Class A common stock owned through the ACS Employee Stock Purchase Plan.

(12) Includes 778,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of December 31, 2006; 46,875 shares of our Class A common stock owned through King Partners, Ltd., for which Mr. King holds the sole voting and investment power as manager of the general partner; 9,378 shares of our Class A common stock owned by Mr. King's spouse, to which Mr. King disclaims beneficial ownership; 2,343 shares of our Class A common stock owned through the ACS 401(k) Plan; and 5,986 shares of our Class A common stock owned by Mr. King through the ACS Employee Stock Purchase Plan. Mr. King resigned as a director and our President and Chief Executive Officer effective as of November 26, 2006.

(13) Includes 265,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of December 31, 2006; and 434 shares owned through the ACS 401(k) Plan. Mr. Edwards resigned as our Executive Vice President and Chief Financial Officer effective as of November 26, 2006.

(14) Includes 2,316,400 shares of our Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of December 31, 2006; 4,975 shares of our Class A common stock owned through the ACS 401(k) plan; and 18,707 shares of our Class A common stock owned through the ACS Employee Stock Purchase Plan.

Equity Compensation Plan Information

Information regarding our securities authorized for issuance under equity compensation plans is included in Item 5 of Part II of this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Prior to 2002 we had guaranteed $11.5 million of certain loan obligations owed to Citicorp USA, Inc. by DDH Aviation, Inc., a corporate airplane brokerage company organized in 1997 (as may have been reorganized subsequent to July 2002, herein referred to as "DDH"). Our Chairman owned a majority interest in DDH. In consideration for that guaranty, we had access to corporate aircraft at favorable rates. In July 2002, our Chairman assumed in full our guaranty obligations to Citicorp and Citicorp released in full our guaranty obligations. As partial consideration for the release of our corporate guaranty, we agreed to provide certain administrative services to DDH at no charge until such time as DDH meets certain specified financial criteria. In the first quarter of fiscal year 2003, we purchased $1 million in prepaid charter flights at favorable rates from DDH. As of June 30, 2006 and 2005, we had $0.6 million and $0.6 million, respectively, remaining in prepaid flights with DDH. We made no payments to DDH during fiscal years 2006, 2005 and 2004. In the second quarter of fiscal year 2007, we were notified by DDH of their intent to wind down operations; therefore, we recorded a charge of $0.6 million related to the unused prepaid charter flights. Please see Note 22 of our Consolidated Financial Statements for a further discussion of our transactions with DDH. We anticipate that the administrative services referred to above will cease prior to June 30, 2007 as the result of the wind down of the DDH operations.

During fiscal years 2006, 2005 and 2004, we purchased approximately $8.8 million, $9.0 million and $6.4 million, respectively, of office products and printing services from Prestige Business Solutions, Inc., a supplier owned by the daughter-in-law of our Chairman, Darwin Deason. These products and services were purchased on a competitive bid basis in substantially all cases. We believe this relationship has allowed us to obtain these products and services at quality levels and costs more favorable than would have been available through alternative market sources.

As discussed in Note 24. Departure of Executive Officers to our Consolidated Financial Statements and in connection with the departure of Jeffrey A. Rich, our former Chief Executive Officer, in June 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by our Mr. Rich. The agreement is for two years during which time we will pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We have paid approximately $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

We currently employ over 58,000 employees and actively recruit qualified candidates for our employment needs. Relatives of our executive officers and other employees are eligible for hire by us. We currently have 9 employees who receive more than $60,000 in annual compensation who are related to our executive officers, including executive officers who are also directors. These are routine employment arrangements entered into in the ordinary course of business and the compensation of each such family member is commensurate with that of their peers. None of our executive officers have a material interest in any of these employment arrangements. All of these family members are at levels below senior vice president except Thomas Blodgett who is the brother of Lynn Blodgett, President and Chief Executive Officer. Thomas Blodgett is employed as our Senior Vice President and Senior Managing Director — Shared Services for our Commercial Solutions Group and earned $636,150 in base salary and bonus compensation. He was not granted any stock options during fiscal year 2006. During a part of fiscal year 2006, Thomas Blodgett reported organizationally to Lynn Blodgett, but all performance evaluations and compensation decisions involving Thomas Blodgett were made exclusively by Mark A. King, our Former President and Chief Executive Officer. Thomas Blodgett now reports to Ann Vezina, Chief Operating Officer — Commercial Solutions Group. The annual compensation (salary and bonus) for the remaining 8 employees ranges from approximately $60,000 to $306,307.

All new or continuing related party transactions will be reviewed by our Board of Directors, the Nominating and Corporate Governance Committee or the Compensation Committee, as appropriate, to ensure the transactions are fair to us.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm's Fees

Fees for professional services provided by PricewaterhouseCoopers LLP, our independent registered public accounting firm, in each of the last two fiscal years, in each of the following categories, were as follows (in thousands):

	2006	2005
Audit Fees	$3,741	$2,773
Audit-Related Fees	412	154
Tax Fees	87	313
All Other Fees	93	6
Total Fees	$4,333	$3,246

Audit Fees includes fees for assistance with and review of documents filed with the SEC, including our annual and interim financial statements and required consents. Fiscal year 2006 and fiscal year 2005 Audit Fees also includes fees for the audit of internal controls over financial reporting and management's evaluation of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Audit-Related Fees includes fees for accounting consulting services and matters related to mergers, acquisitions and divestitures. Tax Fees includes fees for tax consulting and tax compliance and preparation work. All Other Fees includes fees for research tools.

The Audit Committee has approved all of our independent registered public accounting firm's engagements and fiscal year 2006 and 2005 fees presented above. All audit and non-audit services provided to us by our independent registered public accounting firm are required to be pre-approved by the Audit Committee in accordance with the policies and procedures set forth in our current Audit Committee Charter.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements

The following consolidated financial statements of Affiliated Computer Services, Inc. and Subsidiaries are included in Part II, Item 8:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(b) Exhibits

Reference is made to the Index to Exhibits beginning on page 169 for a list of all exhibits filed as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this Report to be signed on our behalf by the undersigned thereunto duly authorized representative.

Affiliated Computer Services, Inc.

Date: February 1, 2007

By: /s/ John H. Rexford

John H. Rexford
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 1st day of February 2007.

Signature	Title
/s/ Darwin Deason (Darwin Deason)	Director, Chairman of the Board
/s/ Lynn R. Blodgett (Lynn R. Blodgett)	Director, President and Chief Executive Officer
/s/ John H. Rexford (John H. Rexford)	Director, Executive Vice President and Chief Financial Officer
/s/ Charles E. McDonald (Charles E. McDonald)	Senior Vice President and Chief Accounting Officer
/s/ J. Livingston Kosberg (J. Livingston Kosberg)	Director
/s/ Joseph P. O'Neill (Joseph P. O'Neill)	Director
/s/ Frank A. Rossi (Frank A. Rossi)	Director
/s/ Dennis McCuistion (Dennis McCuistion)	Director
(Robert B. Holland, III)	Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
2.1	Stock Purchase Agreement, dated as of July 31, 2003 between Lockheed Martin Corporation and Affiliated Computer Services, Inc. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed November 14, 2003 and incorporated herein by reference).
2.2	Asset Purchase Agreement, dated as of July 31, 2003 between Lockheed Martin Service, Inc. and Affiliated Computer Services, Inc. (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed November 14, 2003 and incorporated herein by reference).
2.3	Purchase Agreement, dated as of March 15, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed March 17, 2005 and incorporated herein by reference).
2.4	Amendment No. 1 to Purchase Agreement, dated as of May 25, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed June 1, 2005 and incorporated herein by reference).
2.5	Amendment No. 2 to Purchase Agreement, dated as of November 11, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed November 16, 2005 and incorporated herein by reference).
3.1	Certificate of Incorporation of Affiliated Computer Services, Inc. (filed as Exhibit 3.1 to our Registration Statement on Form S-3, filed March 30, 2001, File No. 333-58038 and incorporated herein by reference).
3.2	Certificate of Correction to Certificate of Amendment of Affiliated Computer Services, Inc., dated August 30, 2001 (filed as Exhibit 3.2 to our Annual Report on Form 10-K, filed September 17, 2003 and incorporated herein by reference).
3.3	Bylaws of Affiliated Computer Services, Inc., as amended and in effect on September 11, 2003 (filed as Exhibit 3.3 to our Quarterly Report on Form 10-Q, filed February 17, 2004 and incorporated herein by reference).
4.1	Form of New Class A Common Stock Certificate (filed as Exhibit 4.3 to our Registration Statement on Form S-1, filed May 26, 1994, File No. 33-79394 and incorporated herein by reference).
4.2	Amended and Restated Rights Agreement, dated April 2, 1999, between Affiliated Computer Services, Inc. and First City Transfer Company, as Rights Agent (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed May 19, 1999 and incorporated herein by reference).
4.3	Amendment No. 1 to Amended and Restated Rights Agreement, dated as of February 5, 2002, by and between Affiliated Computer Services, Inc. and First City Transfer Company (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed February 6, 2002 and incorporated herein by reference).
4.4	Form of Rights Certificate (included as Exhibit A to the Amended and Restated Rights Agreement (Exhibit 4.3)).
4.5	Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.6	First Supplemental Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee, relating to our 4.70% Senior Notes due 2010 (filed as Exhibit 4.2 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.7	Second Supplemental Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee, relating to our 5.20% Senior Notes due 2015 (filed as Exhibit 4.3 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.8	Specimen Note for 4.70% Senior Notes due 2010 (filed as Exhibit 4.4 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.9	Specimen Note for 5.20% Senior Notes due 2015 (filed as Exhibit 4.5 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
9.1	Voting Agreement dated February 9, 2006 by and between Affiliated Computer Services, Inc. and Darwin Deason. (filed as Exhibit 9.1 to our Quarterly Report on Form 10-Q filed February 9, 2006 and incorporated herein by reference).

Exhibit Number	Exhibit Name
10.1†	Amended Stock Option Plan of the Company (filed as Exhibit 10.1 to Amendment No. 1 to our Registration Statement on Form S-1, filed July 15, 1994, File No. 33-79394 and incorporated herein by reference).
10.2†	1997 Stock Incentive Plan of the Company (filed as Appendix D to our Joint Proxy Statement on Schedule 14A, filed November 14, 1997 and incorporated herein by reference).
10.3†	Amendment No. 1 to Affiliated Computer Services, Inc. 1997 Stock Incentive Plan, dated as of October 28, 2004 (filed as Exhibit 4.6 to our Registration Statement on Form S-8, filed December 6, 2005 and incorporated herein by reference).
10.4	Form of Directors Indemnification Agreement (filed as Exhibit 10.20 to Amendment No. 3 to our Registration Statement on Form S-1, filed August 23, 1994, File No. 33-79394 and incorporated herein by reference).
10.5†	Form of Severance Agreement, each dated as of March 1, 2004 except as otherwise noted, by and between Affiliated Computer Services, Inc. and each of Mark A. King, Warren D. Edwards, Lynn Blodgett, Harvey Braswell (September 14, 2004), John Brophy, William L. Deckelman, Jr. and Ann Vezina (May 25, 2006) (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed May 17, 2004 and incorporated herein by reference).
10.6†	Form of Amendment No. 1 to Severance Agreement, each dated as of February 2, 2005, by and between Affiliated Computer Services, Inc. and each of Mark A. King, Warren D. Edwards, Lynn Blodgett, Harvey Braswell, John Brophy and William L. Deckelman, Jr. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 8, 2005 and incorporated herein by reference).
10.7†	Severance Agreement, dated as of February 2, 2005, by and between Affiliated Computer Services, Inc. and John Rexford (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed February 8, 2005 and incorporated herein by reference).
10.8†	Severance Agreement, dated as of June 13, 2005, by and between Affiliated Computer Services, Inc. and Tom Burlin (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed June 16, 2005 and incorporated herein by reference).
10.9†	Supplemental Executive Retirement Agreement, dated as of December 15, 1998, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.13 to our Annual Report on Form 10-K, filed September 29, 1999 and incorporated herein by reference).
10.10†	Amendment to Supplemental Executive Retirement Agreement, dated as of November 13, 2003, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 17, 2004 and incorporated herein by reference).
10.11†	Amendment No. 2 to Supplemental Executive Retirement Agreement, dated as of June 30, 2005, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 1, 2005 and incorporated herein by reference).
10.12†	Employment Agreement, dated February 16, 1999 between the Company and Darwin Deason (filed as Exhibit 10(iii)(A) to our Quarterly Report on Form 10-Q, filed May 17, 1999 and incorporated herein by reference).
10.13†	Affiliated Computer Services, Inc. 401(k) Supplemental Plan, effective as of July 1, 2000, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2004 and incorporated herein by reference).
10.14	Five Year Competitive Advance and Revolving Credit Facility Agreement, dated as of October 27, 2004, by and among Affiliated Computer Services, Inc., other Borrowers from time to time party thereto, the Lender Parties from time to time party thereto, JPMorgan Chase Bank, as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, and others (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed October 29, 2004 and incorporated herein by reference).
10.15	Guaranty, dated as of October 27, 2004, by Affiliated Computer Services, Inc. for the benefit of JPMorgan Chase Bank, as Administrative Agent for the benefit of the Lender Parties (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed October 29, 2004 and incorporated herein by reference).
10.16†	Affiliated Computer Services, Inc. Executive Benefit Plan, effective as of January 1, 2002, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.17†	Summary of Independent Director Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed August 29, 2005 and incorporated herein by reference).
10.18†	Form of Stock Option Agreement (filed as Exhibit 10.17 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.19†	Form of Stock Option Agreement (UK grant) (filed as Exhibit 10.18 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).

Exhibit Number	Exhibit Name
10.20†	Named Executive Officer Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed September 14, 2005 and incorporated herein by reference).
10.21†	Named Executive Officer Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed October 3, 2005 and incorporated herein by reference).
10.22†	Agreement, dated as of September 30, 2005, between Affiliated Computer Services, Inc. and Jeffrey A. Rich (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed October 3, 2005 and incorporated herein by reference).
10.23	Credit Agreement, dated March 20, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, Citicorp USA, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, and various other agents, lenders and issuers (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.24	Amendment No. 1 to Credit Agreement dated as of March 30, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.24 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.25	Amendment No. 2 to Credit Agreement dated as of July 6, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.26	Amendment No. 3, Consent and Waiver to Credit Agreement, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed September 28, 2006 and incorporated herein by reference).
10.27	Amendment No. 4, Consent and Waiver to Credit Agreement, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed December 22, 2006 and incorporated herein by reference).
10.28	Pledge and Security Agreement, dated March 20, 2006, by and among Affiliated Computer Services and certain of its subsidiaries, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.29	Deed of Assignment, dated March 20, 2006, by and among the companies listed on Schedule thereto, as Assignors, and Citicorp USA, Inc., as Security Agent (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.30	Assignment of Receivables, dated March 20, 2006, by and among the entities listed in Schedule 1 thereto, as Assignors, and Citicorp USA, Inc. as Security Agent (filed as Exhibit 10.4 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.31	Agreement and Deed of the Creation of a First Ranking Right of Pledge of Shares in Affiliated Computer Services International B.V., dated March 20, 2006 (filed as Exhibit 10.5 on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.32	Agreement and Deed of the Creation of a First Ranking Right of Pledge of Receivables of Affiliated Computer Services International B.V., dated March 20, 2006 (filed as Exhibit 10.6 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.33†	Form of Stock Option Agreement (Switzerland, Canton of Fribourg) (filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q, filed May 15, 2006 and incorporated herein by reference).
10.34†	Form of Stock Option Agreement (Switzerland, Cantons of Aargau, Basel-Landschaft, Bern & Zurich) (filed as Exhibit 10.9 to our Quarterly Report on Form 10-Q, filed May 15, 2006 and incorporated herein by reference).
10.35†	1997 Stock Incentive Plan for Employees in France (filed as Exhibit 10.35 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.36†	Form of Stock Option Agreement (France) (filed as Exhibit 10.36 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.37	Affirmation of Liens and Guaranties, dated as of July 6, 2006, by and among Affiliated Computer Services, Inc. and certain of its subsidiaries, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).

Exhibit Number	Exhibit Name
10.38	Confirmation Deed, dated as of July 6, 2006, by and among the entities listed on the Schedule thereto and Citicorp USA, Inc., as Security Agent (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.39	Engagement Letter between Rich Capital, LLC and Affiliated Computer Services, Inc. dated June 9, 2006 (filed as Exhibit 10.1 on Form 8-K, filed June 12, 2006 and incorporated herein by this reference).
10.40	Separation Agreement dated as of November 26, 2006 between Affiliated Computer Services, Inc. and Mark A. King (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed November 27, 2006 and incorporated herein by reference).
10.41	Separation Agreement dated as of November 26, 2006 between Affiliated Computer Services, Inc. and Warren D. Edwards (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed November 27, 2006 and incorporated herein by reference).
21.1	Subsidiaries of the Company (filed as Exhibit 21.1 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
23.1	Consent of PricewaterhouseCoopers LLP (filed as Exhibit 23.1 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
23.2	Consent of Value Incorporated (filed as Exhibit 23.2 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
31.1*	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
32.1*	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."
32.2*	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."

* Filed herewith.

† Management contract or compensatory plan or arrangement.

Corporate Information

Corporate Headquarters
Affiliated Computer Services, Inc. (ACS)
2828 North Haskell
Dallas, Texas 75204
214.841.6111
www.acs-inc.com

Annual Meeting
The Annual Meeting of Affiliated Computer Services, Inc. will be held June 7, 2007
11:00 a.m. CDT, at:
Cityplace Conference Center
2711 North Haskell
Dallas, Texas 75204

Form 10-K
Copies of Affiliated Computer Services, Inc.'s annual report to the Securities and Exchange Commission on Form 10-K may be obtained without cost by request from ACS
Attention: Investor Relations, or on the Company's Web site at www.acs-inc.com.

Common Stock
The Company's Class A common stock is traded on the New York Stock Exchange under the trading symbol "ACS."

Transfer Agent for Common Stock
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
212.936.5100

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas, Texas 75201

Stockholder Information
Affiliated Computer Services, Inc.
Investor Relations
2828 North Haskell
Dallas, Texas 75204
214.841.8069

END